     As filed with the Securities and Exchange Commission on August 10, 1998

                                                     REGISTRATION NO. 333-59913

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 AMENDMENT NO. 1
                                      TO
                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             BANCFIRST CORPORATION
            (Exact name of Registrant as specified in its charter)

                                   OKLAHOMA
        (State or other jurisdiction of incorporation or organization)

           6022                                           73-1221379
(Primary Standard Industrial                (I.R.S. Employer Identification No.)
 Classification Code Number)

                         101 North Broadway, Suite 200
                         Oklahoma City, Oklahoma 73102
                                (405) 270-1086
  (Address, including zip code, and telephone number, including area code, of
                   Registrants' principal executive offices)

                               David E. Rainbolt
                     President and Chief Executive Officer
                             BancFirst Corporation
                         101 North Broadway, Suite 200
                         Oklahoma City, Oklahoma 73102
                                (405) 270-1086
(Name, address, including zip code, and telephone number, including area code, of agents for service)

                                  COPIES TO:
   JEANETTE C. TIMMONS, ESQ.                          MICHAEL M. STEWART, ESQ.
Day Edwards Federman Propester                           Crowe & Dunlevy,
      & Christensen, P.C.                            A Professional Corporation
      2900 Oklahoma Tower                              1800 Mid-America Tower
        210 Park Avenue                                    20 N. Broadway
Oklahoma City, Oklahoma 73102                      Oklahoma City, Oklahoma 73102
         (405) 239-2121                                    (405) 235-7700

Approximate date of commencement of proposed sale of securities to the public:
As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================================
   TITLE OF EACH CLASS OF          AMOUNT TO BE      PROPOSED MAXIMUM        PROPOSED MAXIMUM AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED (1)   REGISTERED (2)  OFFERING PRICE PER UNIT          OFFERING PRICE             REGISTRATION FEE (4)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00
 par value per share                 2,625,000              (3)                          (3)                              --
==================================================================================================================================

(1) This Registration Statement relates to securities of the Registrant issuable to holders of common stock, par value $1.67 per share ("AmQuest Common Stock"), of AmQuest Financial Corp., an Oklahoma corporation ("AmQuest"), in the proposed merger of AmQuest with and into the Registrant (the "Merger").
(2) The amount of common stock, par value $1.00 per share, of the Registrant ("BancFirst Common Stock") to be registered (a) has been determined on the basis of the exchange ratio in the Merger (.7917 shares of BancFirst Common Stock for each share of AmQuest Common Stock) and the maximum aggregate number of shares of AmQuest Common Stock (3,315,653 shares) to be exchanged in the Merger for shares of BancFirst Common Stock, assuming solely for the purpose of calculating the registration fee that all currently outstanding AmQuest employee stock options are exercised prior to the effective time of the Merger (the "Effective Time"); and (b) includes the public resale of the BancFirst Common Stock to be received by the stockholders of AmQuest deemed to be "affiliates" of BancFirst or AmQuest upon consummation of the Merger.

(3) Calculated in accordance with Rule 457(f)(2) under the Securities Act of 1933 as amended, as $295 per $1 million (prorated for amounts less than $1 million), based on the book value of AmQuest Common Stock as of March 31, 1998 ($52,367,000).

(4) Paid with original filing.

================================================================================

THIS REGISTRATION SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933.

     This Registration Statement contains the Joint Proxy Statement/Prospectus which will be delivered to the stockholders of BancFirst Corporation and the stockholders of AmQuest Financial Corp. in connection with their respective Special Meetings to vote upon the transaction described in the Joint Proxy Statement/Prospectus. The letter to stockholders of BancFirst Corporation and the Notice of the Special Meeting of the stockholders of BancFirst Corporation will accompany the Joint Proxy Statement/Prospectus to be delivered to stockholders of BancFirst Corporation in connection with the Special Meeting of stockholders of BancFirst Corporation. The letter to stockholders of AmQuest Financial Corp. and the Notice of the Special Meeting of the stockholders of AmQuest Financial Corp. will accompany the Joint Proxy Statement/Prospectus to be delivered to the stockholders of AmQuest Financial Corp. in connection with the Special Meeting of stockholders of AmQuest Financial Corp.

        PROXY STATEMENT                                PROXY STATEMENT
              FOR                                            FOR
     BANCFIRST CORPORATION                         AMQUEST FINANCIAL CORP.


                             BANCFIRST CORPORATION
                                  PROSPECTUS

     This Joint Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to stockholders of BancFirst Corporation, an Oklahoma corporation ("BancFirst"), and AmQuest Financial Corp., an Oklahoma corporation ("AmQuest"), in connection with the solicitation of proxies by the respective Boards of Directors of such corporations for use at the Special Meeting of Stockholders of BancFirst (including any adjournments or postponements thereof, the "BancFirst Special Meeting") and the Special Meeting of Stockholders of AmQuest (including any adjournments or postponements thereof, the "AmQuest Special Meeting" and, together with the BancFirst Special Meeting, the "Special Meetings") to be held on September 24, 1998.

     This Proxy Statement/Prospectus relates to the proposed merger of AmQuest with and into BancFirst (the "Merger"), pursuant to the Merger Agreement dated as of May 6, 1998 (the "Merger Agreement"), between BancFirst and AmQuest. At each of the Special Meetings, common stockholders will consider and vote on a proposal to approve and adopt the Merger Agreement. In addition, at the BancFirst Special Meeting, BancFirst common stockholders will consider and vote on a proposal to amend BancFirst's Certificate of Incorporation (the "BancFirst Charter") to increase the number of authorized shares of common stock, par value $1.00 per share, of BancFirst (the "BancFirst Common Stock") from 7,500,000 to 15,000,000 shares, in order to have a sufficient number of shares of BancFirst Common Stock to effect the Merger and for other corporate purposes. Holders of BancFirst Common Stock are not entitled to appraisal rights in connection with the Merger, but holders of AmQuest Common Stock will have appraisal rights. See "THE MERGER-Appraisal Rights of Dissenting Stockholders."

     This Proxy Statement/Prospectus also constitutes a prospectus of BancFirst with respect to up to 2,625,000 shares of BancFirst Common Stock issuable to holders of AmQuest's common stock, par value $1.67 per share (the "AmQuest Common Stock"), pursuant to the Merger. The issued and outstanding shares of BancFirst Common Stock are, and the shares of BancFirst Common Stock to be issued in connection with the Merger will be, included for quotation on the Nasdaq Stock Market's National Market System (the "Nasdaq") under the symbol "BANF." On August 6, 1998, the last sale price of BancFirst Common Stock as reported on the Nasdaq was $43. This Proxy Statement/Prospectus also covers any resales of the BancFirst Common Stock offered hereby to be received by the stockholders of AmQuest deemed to be "affiliates" of BancFirst or AmQuest upon consummation of the Merger. See "THE MERGER-Resales of BancFirst Common Stock" and "INFORMATION ABOUT AMQUEST--Resales of BancFirst Common Stock."

     This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of BancFirst and AmQuest on or about August 12, 1998.
                           __________________________

     FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH STOCKHOLDERS' VOTING AND INVESTMENT DECISIONS, SEE "RISK FACTORS."

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          __________________________

 THE SHARES OF BANCFIRST COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT
          INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                 OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

  The date of this Proxy Statement/Prospectus is August 10, 1998.

                               TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----

AVAILABLE INFORMATION....................................................     1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................     1

SUMMARY..................................................................     3
  Introduction...........................................................     3
  The Parties............................................................     3
  The Special Meetings...................................................     4
  The Merger.............................................................     6
  Certain Differences in the Rights of Stockholders......................    12
  Comparative Stock Prices...............................................    12
  Risk Factors...........................................................    12

COMPARATIVE PER SHARE DATA...............................................    13

SELECTED FINANCIAL DATA..................................................    14
  Selected Financial Data of BancFirst...................................    14
  Selected Financial Data of AmQuest.....................................    16
  Unaudited Pro Forma Selected Financial Data............................    18
  Pro Forma Capitalization...............................................    18

RISK FACTORS.............................................................    19
  Risk Factors Relating to the Merger....................................    19
  Risk Factors Relating to the Industry..................................    20

THE BANCFIRST SPECIAL MEETING............................................    21
  Date, Time and Place...................................................    21
  Matters To Be Considered...............................................    21
  Record Date............................................................    21
  Vote Required..........................................................    21
  Security Ownership of Management.......................................    22
  Voting and Revocation of Proxies.......................................    22
  Solicitation of Proxies................................................    23

THE AMQUEST SPECIAL MEETING..............................................    23
  Date, Time and Place...................................................    23
  Matters To Be Considered...............................................    23
  Record Date............................................................    23
  Vote Required..........................................................    23
  Security Ownership of Management.......................................    24
  Voting and Revocation of Proxies.......................................    24
  Solicitation of Proxies................................................    24

THE MERGER...............................................................    25
  General................................................................    25
  Background of the Merger...............................................    25
  AmQuest Reasons for the Merger; Recommendation
   of AmQuest Board......................................................    26
  Opinion of AmQuest's Financial Advisor.................................    27
  BancFirst Reasons for the Merger; Recommendation
   of BancFirst Board....................................................    30
  Structure of the Merger................................................    30
  Merger Consideration...................................................    31
  Effective Time.........................................................    31
  Conversion of Shares; Procedures for Exchange
   of Certificates; Fractional Shares....................................    32

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                          PAGE
                                                                          ----

THE MERGER (continued)
  Representations and Warranties........................................    32
  Conduct of Business Pending the Merger................................    33
  Conditions to the Merger; Amendment; Termination......................    34
  Appraisal Rights of Dissenting Stockholders...........................    36
  Regulatory Approvals..................................................    38
  Accounting Treatment..................................................    39
  Federal Income Tax Consequences of the Merger.........................    40
  Resales of BancFirst Common Stock.....................................    41
  Interest of Certain Persons in the Merger.............................    42
  Effect of Merger on AmQuest Employee Benefit Plans and Options........    43
  Management and Operations Following the Merger........................    43

AMENDMENT OF BANCFIRST CERTIFICATE OF INCORPORATION.....................    44

UNAUDITED PRO FORMA FINANCIAL DATA......................................    46

DESCRIPTION OF BANCFIRST CAPITAL STOCK..................................    53
  Description of BancFirst Common Stock.................................    53
  Description of BancFirst Preferred Stock..............................    54

COMPARISON OF STOCKHOLDERS' RIGHTS......................................    54
  Stockholders' Meetings................................................    55
  Provisions Relating to Directors......................................    55
  Voting Rights.........................................................    55
  Takeover Statutes.....................................................    56

INFORMATION ABOUT BANCFIRST.............................................    57
  General...............................................................    57
  Market Prices of and Cash Dividends Declared on
   BancFirst Common Stock...............................................    57
  Ownership of BancFirst Common Stock...................................    58
  Management's Discussion and Analysis of Financial Condition
   and Results of Operation (BancFirst).................................    60

INFORMATION ABOUT AMQUEST...............................................    77
  General...............................................................    77
  Market Prices of and Cash Dividends Declared on AmQuest Common Stock..    77
  Ownership of AmQuest Common Stock and Selling Stockholders............    77
  Resales of BancFirst Common Stock.....................................    80
  Management's Discussion and Analysis of Financial Condition
   and Results of Operation (AmQuest)...................................    81

LEGAL OPINIONS..........................................................    95

EXPERTS.................................................................    95

STOCKHOLDER PROPOSALS...................................................    95

INDEX TO FINANCIAL STATEMENTS...........................................    96

BANCFIRST'S UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
 THREE MONTHS ENDED MARCH 31, 1998 AND 1997.............................   F-1
  Consolidated Balance Sheets (Unaudited)...............................   F-1
  Consolidated Statements of Income and Comprehensive
   Income (Unaudited)...................................................   F-2
  Consolidated Statements of Cash Flows (Unaudited).....................   F-3
  Notes to Consolidated Financial Statements (Unaudited)................   F-4

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                          PAGE
                                                                          ----

REPORT OF INDEPENDENT ACCOUNTANTSBANCFIRST..............................   F-8

BANCFIRST'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
 ENDED DECEMBER 31, 1997, 1996 AND 1995.................................   F-9
  Consolidated Balance Sheets...........................................   F-9
  Consolidated Statements of Income.....................................   F-10
  Consolidated Statements of Stockholders' Equity.......................   F-11
  Consolidated Statements of Cash Flows.................................   F-12
  Notes to Consolidated Financial Statements............................   F-13

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS-AMQUEST.........................   F-39

AMQUEST'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE
 THREE MONTHS ENDED MARCH 31, 1998  AND 1997 (UNAUDITED) AND
 FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995...................   F-40
  Consolidated Statements of Financial Condition........................   F-40
  Consolidated Statements of Income.....................................   F-41
  Consolidated Statements of Stockholders' Equity.......................   F-42
  Consolidated Statements of Cash Flows.................................   F-43
  Notes to Consolidated Financial Statements............................   F-45

APPENDIX A -- Merger Agreement..........................................   A-1
APPENDIX B -- Opinion of Howe Barnes Investments, Inc...................   B-1
APPENDIX C -- Oklahoma General Corporation Act Section 1091-
 Appraisal Rights.......................................................   C-1


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCFIRST OR AMQUEST. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE A SOLICITATION OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT ANY INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     BancFirst has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities to be issued in connection with the Merger. For further information pertaining to the securities of BancFirst to which this Proxy Statement-Prospectus relates, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Proxy Statement-Prospectus. In addition, BancFirst is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, such as BancFirst, who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning BancFirst also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by BancFirst (File No. 0-14384) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

     1.   BancFirst Annual Report on Form 10-K for the year ended December 31,
          1997;

     2. The description of the BancFirst Common Stock contained in BancFirst's Registration Statement on Form 8-A under the Exchange Act, filed February 26, 1993, as amended by BancFirst's Registration Statement on Form 8-A/A filed July 24, 1998; and

     3. BancFirst Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     All documents and reports filed by BancFirst pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meetings shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS RELATING TO BANCFIRST BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO INVESTOR RELATIONS, BANCFIRST CORPORATION, 101 N. BROADWAY, SUITE 200, OKLAHOMA CITY, OKLAHOMA 73102, ATTENTION: RANDY FORAKER (TELEPHONE NUMBER (405) 270-1086). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY -------------------, 1998.

     This Proxy Statement/Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations and business of BancFirst following the consummation of the Merger, including statements relating to the cost savings and revenue enhancements that are expected to be realized from the Merger, the expected impact of the Merger on BancFirst's financial performance, and earnings estimates for the combined company (see "THE MERGER-BancFirst Reasons for the Merger; Recommendation of BancFirst Board;" "-AmQuest Reasons for the Merger; Recommendation of AmQuest Board" and "-Management and Operations Following the Merger"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements included, among others, the following possibilities: (1) expected cost savings from the Merger cannot be fully realized; (2) deposit attrition, customer loss or revenue loss following the Merger is greater than expected; (3) competitive pressure in the banking industry increases significantly; (4) costs or difficulties related to the integration of the businesses of BancFirst and AmQuest are greater than expected; (5) changes in the interest rate environment reduce margins; (6) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (7) changes in the regulatory environment; (8) changes in business conditions and inflation; and
(9) changes in the securities markets. Additionally, the forward-looking earnings estimates included in this Proxy Statement/Prospectus have not been examined or compiled by the independent accountants of BancFirst or AmQuest nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Given these uncertainties, stockholders are cautioned not to place undue reliance on such forward-looking statements. BancFirst disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. Further information on other factors which could affect the financial results of BancFirst after the Merger is included in the Commission filings incorporated by reference herein.

                                    SUMMARY

         The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the appendices hereto. Stockholders are urged to read this Proxy Statement/Prospectus and the appendices hereto in their entirety.

                                 INTRODUCTION

         This Proxy Statement/Prospectus relates to a Merger Agreement between BancFirst and AmQuest, which provides for, among other things, the merger of AmQuest with and into BancFirst. As a result of the Merger, the separate corporate existence of AmQuest will cease. In connection with the Merger, AmQuest Bank, N.A. ("AmQuest Bank"), and Exchange National Bank and Trust Company, Ardmore ("ENB"), national banking associations and wholly owned subsidiaries of AmQuest (the "AmQuest Banks"), have entered into separate merger agreements dated, respectively, June 15, 1998 and June 16, 1998 (the "Subsidiary Merger Agreements"), with BancFirst, an Oklahoma state-chartered banking corporation and wholly owned subsidiary of BancFirst Corporation ("BancFirst Bank" and, together with the AmQuest Banks, the "Subsidiary Banks"), which provide for the mergers of the AmQuest Banks with and into BancFirst Bank (the "Subsidiary Bank Mergers"). If the Merger is approved, it is anticipated that the Subsidiary Bank Mergers will be consummated 30-60 days subsequent to the consummation of the Merger.

                                  THE PARTIES

BancFirst..............................BancFirst is an Oklahoma corporation and is registered as a bank holding company
                                       under the Bank Holding Company Act of
                                       1956, as amended (the "BHCA"). It
                                       conducts substantially all of its
                                       operating activities through its
                                       wholly-owned subsidiary, BancFirst Bank, a state-chartered, Federal Reserve member bank headquartered in Oklahoma City, Oklahoma. Through BancFirst Bank, the Company provides a full range of commercial banking services to retail customers and small to medium-sized businesses both in the non-metropolitan trade centers of Oklahoma and the metropolitan markets of Oklahoma City, Tulsa, Norman, Lawton, Muskogee and Shawnee.

                                       BancFirst Bank operates as a "super
                                       community bank," managing its community
                                       banking offices on a decentralized basis, which permits them to be responsive to local customer needs. Underwriting, funding, customer service and pricing decisions are made by Presidents in each market within the bank's strategic parameters. At the same time, BancFirst Bank generally has a larger lending capacity, broader product line and greater operational efficiencies than its principal competitors in the non-metropolitan market areas (which typically are independently-owned community banks). In the metropolitan markets served by the bank, BancFirst's strategy is to focus on the needs of local businesses not served effectively by larger institutions. See "INFORMATION ABOUT BANCFIRST."

                                       As of March 31, 1998, on a consolidated
                                       basis, BancFirst had total assets of
                                       approximately $1.5 billion, total
                                       deposits of approximately $1.4 billion
                                       and total stockholders' equity of
                                       approximately $126 million. Through the
                                       68 branches of BancFirst Bank, BancFirst serves 36 communities across central and eastern Oklahoma. BancFirst's primary lending activity is the financing of business and industry in its market areas. As of March 31, 1998, BancFirst employed, in the aggregate, approximately 900 full-time equivalent employees.

BancFirst (continued)................ The principal executive office of
                                      BancFirst is located at 101 N. Broadway,
                                      Suite 200, Oklahoma City, Oklahoma 73102, telephone number (405) 278-1086.

AmQuest.............................. AmQuest is an Oklahoma corporation and is registered as a bank holding company under the BHCA. As such, it holds all of the shares of its two banking subsidiaries, AmQuest Bank and ENB, which engage in general commercial banking business, including trust services, in its market area. Both AmQuest Bank and ENB provide a broad range of financial services to individuals, business enterprises, financial institutions and governmental authorities. AmQuest Bank, which has seven offices in Duncan, Lawton and Anadarko, Oklahoma, is AmQuest's largest subsidiary, having assets of approximately $369.3 million and deposits of approximately $329.5 million at March 31, 1998. ENB has five offices in Ardmore, Marietta and Thackerville, Oklahoma and had assets of approximately $196.4 million and deposits of approximately $163.6 million at March 31, 1998.

                                      The principal executive office of AmQuest is located at 101 N. 14/th/ Street, Duncan, Oklahoma 73533, telephone number
                                      (580) 251-7000.

                             THE SPECIAL MEETINGS

Date, Time and Place
  of Special Meetings.................The BancFirst Special Meeting will be held at The Westin Hotel, One N.Broadway,
                                      Oklahoma City, Oklahoma 73102 on September
                                      24, 1998, at 9:00 a.m., local time. See
                                      "THE BANCFIRST SPECIAL MEETING-Date, Time and Place." The AmQuest Special Meeting will be held at the offices of AmQuest Bank, N.A., 2/nd/ Floor, 16 S. 9/th/ Street, Duncan, Oklahoma 73533, on September 24, 1998, at 1:30 p.m. local time. See "THE AMQUEST SPECIAL MEETING-Date, Time and Place."

Matters to be Considered..............BancFirst. At the BancFirst Special
                                      Meeting, holders of BancFirst Common Stock will be asked to consider and vote upon:
                                      (i) the adoption and approval of the
                                      Merger Agreement and the transactions
                                      contemplated thereby, including the
                                      Merger, and (ii) a proposal to amend the Certificate of Incorporation of BancFirst to increase from 7,500,000 to 15,000,000 the number of shares of BancFirst Common
                                      Stock authorized to be issued by
                                      BancFirst, in order to have a sufficient number of shares of BancFirst Common Stock to effect the Merger and for other corporate purposes. See "THE BANCFIRST SPECIAL MEETING-Matters to be Considered."

                                      AmQuest. At the AmQuest Special Meeting, holders of AmQuest will be asked to consider and vote upon the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. See "THE AMQUEST SPECIAL MEETING-Matters to be Considered."

Record Date...........................BancFirst. The record date for the
                                      BancFirst Special Meeting is July 31, 1998
                                      (the "BancFirst Record Date"). Only the
                                      holders of record of the outstanding
                                      shares of BancFirst Common Stock on the
                                      BancFirst Record Date will be entitled to notice of, and to vote at, the BancFirst Special Meeting.

Record Date (continued)................AmQuest. The record  date for the
                                       AmQuest Special Meeting is July 31, 1998
                                       (the "AmQuest Record Date"). Only the
                                       holders of record of the outstanding
                                       shares of AmQuest Common Stock on the
                                       AmQuest Record Date will be entitled to
                                       notice of, and to vote at, the AmQuest
                                       Special Meeting.

Votes Required.........................BancFirst. Holders of BancFirst Common
                                       Stock as of the BancFirst Record Date are entitled to one vote per share on each matter to be voted on at the BancFirst Special Meeting. A majority of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date, present in person or represented by proxy, shall constitute a quorum for purposes of the BancFirst Special Meeting.

                                       The approval and adoption of the Merger
                                       Agreement and the approval of the
                                       amendment of the BancFirst Charter will
                                       each require the affirmative vote of the holders of at least a majority of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date.

                                       For purposes of determining whether a
                                       proposal has received a majority vote,
                                       abstentions and broker non-votes will
                                       have the same effect as a negative vote.

                                       THE APPROVAL OF THE MERGER AGREEMENT AND
                                       THE AMENDMENT OF THE BANCFIRST CHARTER
                                       ARE EACH CONTINGENT UPON APPROVAL OF BOTH
                                       SUCH PROPOSALS BY THE BANCFIRST
                                       STOCKHOLDERS. UNLESS BOTH PROPOSALS ARE
                                       APPROVED, NEITHER WILL BE EFFECTED BY
                                       BANCFIRST AND THE MERGER WILL NOT BE
                                       CONSUMMATED. See "THE BANCFIRST SPECIAL
                                       MEETING-Vote Required" and "THE
                                       MERGER-Conditions to the Merger;
                                       Amendment; Termination."

                                       AmQuest. Holders of AmQuest Common Stock as of the AmQuest Record Date are entitled to one vote per share on each matter to be voted on at the AmQuest Special Meeting. A majority of the shares of AmQuest Common Stock outstanding on the AmQuest Record Date, present in person or represented by proxy, shall constitute a quorum for purposes of the AmQuest Special Meeting.

                                       The approval and adoption of the Merger
                                       Agreement will require the affirmative
                                       vote of the holders of at least a
                                       majority of the shares of AmQuest Common
                                       Stock outstanding on the AmQuest Record
                                       Date. For purposes of determining whether a proposal has received a majority vote, abstentions and broker non-votes will have the same effect as a negative vote. See "THE AMQUEST SPECIAL MEETING-Vote Required" and "THE MERGER-Conditions to the Merger; Amendment; Termination."

Security Ownership of
 Management............................BancFirst. As of the BancFirst Record
                                       Date, directors and executive officers of BancFirst and their affiliates beneficially owned and were entitled to vote 3,926,852 shares of BancFirst Common Stock, which represented approximately 57.92% of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date. Each such director and executive officer has indicated his present intention to vote, or cause to be voted, the BancFirst Common Stock so owned by him for approval and adoption of the Merger Agreement and approval of the amendment of the BancFirst Charter. As of the BancFirst Record Date, the banking and trust subsidiaries of BancFirst, as fiduciaries, custodians or agents, had sole or shared voting power with respect to 476,756 shares of BancFirst Common Stock, which represented approximately
                                       7% of the shares of BancFirst Common
                                       Stock outstanding on the BancFirst Record
                                       Date. It is the practice of these
                                       entities when holding shares as sole
                                       trustee or sole executor to vote said
                                       shares but, where shares are held as
                                       co-executor or co-trustee, approval is
                                       obtained from the co-fiduciary before
                                       voting.


                                       AmQuest. As of the AmQuest Record Date,
                                       directors and executive officers of
                                       AmQuest and their affiliates beneficially owned and were entitled to vote 326,086 shares of AmQuest Common Stock, which represented approximately 10% of the shares of AmQuest Common Stock outstanding on the AmQuest Record Date. Each such director and executive officer has indicated his present intention to vote, or cause to be voted, the AmQuest Common Stock so owned by him for approval and adoption of the Merger Agreement. As of the AmQuest Record Date, the banking and trust subsidiaries of AmQuest, as fiduciaries, custodians or agents, had sole or shared voting power with respect to 22,025 shares of AmQuest Common Stock, which represented less than 1% of the shares of AmQuest Common Stock outstanding on the AmQuest Record Date. It is the practice of these entities when holding shares as sole trustee or sole executor to vote said shares but, where shares are held as co-executor or co-trustee, approval is obtained from the co-fiduciary before voting.

                                  THE MERGER

Terms of the Merger....................Subject to the terms and conditions of the Merger Agreement and in accordance
                                       with the Oklahoma General Corporation Act
                                       (the "OGCA"), at the time the Merger is
                                       consummated (the "Effective Time"),
                                       AmQuest will merge with and into
                                       BancFirst, and BancFirst will be the
                                       surviving corporation in the Merger. At
                                       the Effective Time, the separate
                                       corporate existence of AmQuest will
                                       terminate.

                                       As a result of the Merger, each share of AmQuest Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held in the treasury of AmQuest, will be converted into the right to receive .7917 shares of BancFirst Common Stock, subject to possible adjustment if the stockholders' equity of AmQuest is less than certain minimum levels specified in the Merger Agreement (the "Exchange Ratio"), except for fractional shares or shares as to which appraisal rights are perfected. See "THE MERGER-Merger Consideration," "THE MERGER-Appraisal
                                       Rights of Dissenting Stockholders" and
                                       "DESCRIPTION OF BANCFIRST CAPITAL STOCK."

Terms of the Merger (continued)........The shares of BancFirst Common Stock to be issued as described in the preceding
                                       paragraph, together with any cash payment in lieu of fractional shares, as provided in the following paragraph, are referred to herein as the "Merger Consideration."

                                       No fractional shares of BancFirst Common
                                       Stock will be issued. In lieu thereof,
                                       holders of AmQuest Common Stock who would otherwise be entitled to a fractional share interest in BancFirst Common Stock (after taking into account all shares of AmQuest Common Stock held by such holder), upon surrender of the certificate or certificates representing such AmQuest Common Stock, be paid cash, without interest, by BancFirst for such fractional shares on the basis of the average of the closing prices of BancFirst Common Stock as reported in The Wall Street Journal for each of the days included in the Valuation Period. The term "Valuation Period" shall mean the ten consecutive Nasdaq trading days ending on the sixth Nasdaq trading day immediately prior to the proposed Effective Time. See "THE
                                       MERGER-Conversion of Shares; Procedures
                                       for Exchange of Certificates; Fractional
                                       Shares."

                                       The obligation of AmQuest to consummate
                                       the Merger is not conditioned upon
                                       BancFirst Common Stock continuing to
                                       trade at any specified minimum price
                                       during any period prior to the Effective
                                       Time. Because the Exchange Ratio is fixed at 1-for-.7917 and because the market value of BancFirst Common Stock is subject to fluctuation, the value of the Merger Consideration that stockholders of AmQuest will receive in the Merger may increase or decrease prior to and following the Merger. Based on the closing sales price of BancFirst Common Stock of $43 as reported on the Nasdaq on August 6, 1998, the Merger
                                       Consideration had a value of $34.04 for
                                       each share of AmQuest Common Stock, and
                                       the approximate total value of the
                                       Merger Consideration to AmQuest
                                       stockholders, was $112,875,000.
                                       Immediately following the Merger,
                                       stockholders of BancFirst and AmQuest
                                       will own approximately 73% and 27%,
                                       respectively, of the then outstanding
                                       shares of BancFirst Common Stock (without giving effect to the shares of BancFirst Common Stock issuable upon exercise of stock options granted pursuant to the AmQuest Stock Plans (as such term is hereafter defined under "THE
                                       MERGER-Effect of Merger on AmQuest
                                       Employee Benefit Plans and Options")).

                                       Stockholders of AmQuest are advised to
                                       obtain recent market quotations for
                                       BancFirst Common Stock. No assurance can be given as to the market price of BancFirst Common Stock on the Effective Time, or as to the market price of BancFirst Common Stock thereafter.

                                       For information on how AmQuest
                                       stockholders will be able to exchange
                                       certificates representing shares of
                                       AmQuest Common Stock for certificates
                                       representing shares of BancFirst Common
                                       Stock, see "THE MERGER-Conversion of
                                       Shares; Procedures for Exchange of
                                       Certificates; Fractional Shares."

Terms of the Merger (continued)........Each stock option or right to acquire
                                       AmQuest Common Stock granted pursuant to AmQuest's 1988 Incentive Stock Option Plan, 1993 Incentive Stock Option Plan and 1995 Non-employee Director Stock Plan (together, the "AmQuest Stock Plans") which is outstanding and unexercised immediately prior to the Effective Time will be converted automatically at the Effective Time into an option to purchase Common Stock of BancFirst and, subject to the adjustment described below, will continue to be governed by the terms of the AmQuest Stock Plans which will be assumed by BancFirst. As of the AmQuest Record Date, 147,102 shares of AmQuest Common Stock were subject to such options. The number of shares of BancFirst Common Stock subject to such options and the exercise price of such options will be adjusted as provided in the Merger Agreement to give effect to the Exchange Ratio.

                                       Shares of BancFirst Common Stock issued
                                       and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately after the Merger.

Reasons for the Merger
  and Recommendation of the
  Boards of Directors..................The BancFirst Board and the AmQuest
                                       Board each believes that the terms of the Merger Agreement are fair and in the best interests of BancFirst and its stockholders and AmQuest and its stockholders, respectively. The terms of the Merger Agreement were reached on the basis of arm's-length negotiations between BancFirst and AmQuest.

                                       The Boards of Directors of BancFirst and
                                       AmQuest believe that the Merger will
                                       create the premier Oklahoma-based
                                       financial services company with the
                                       financial and managerial resources and
                                       the economies of scale to compete
                                       effectively in the rapidly changing and
                                       consolidating marketplace for banking and financial services. The Boards of Directors of BancFirst and AmQuest believe that the Merger will enable the combined corporation to take advantage of opportunities that would not otherwise be available to either organization on its own, including enhancements in profitability through the elimination of redundancies.

                                       THE BANCFIRST BOARD OF DIRECTORS AND THE
                                       AMQUEST BOARD OF DIRECTORS HAVE EACH, BY
                                       UNANIMOUS VOTE, APPROVED THE MERGER
                                       AGREEMENT AND THE TRANSACTIONS
                                       CONTEMPLATED THEREBY AND RECOMMEND THAT
                                       THEIR RESPECTIVE STOCKHOLDERS VOTE TO
                                       APPROVE AND ADOPT THE MERGER AGREEMENT.

                                       IN ADDITION, THE BOARD OF DIRECTORS OF
                                       BANCFIRST HAS, BY UNANIMOUS VOTE,
                                       APPROVED THE PROPOSED AMENDMENT OF THE
                                       BANCFIRST CHARTER AND RECOMMENDS THAT
                                       BANCFIRST'S STOCKHOLDERS VOTE TO APPROVE
                                       SUCH AMENDMENT.

                                       For a discussion of the background of the Merger and the factors considered by each of the BancFirst Board and the AmQuest Board in reaching its decision to approve the Merger Agreement, see "THE MERGER-Background of the Merger," "-AmQuest Reasons for Merger;
                                       Recommendation of AmQuest Board," and
                                       "-BancFirst Reasons for Merger;
                                       Recommendation of BancFirst Board."

Opinion of Financial Advisor...........AmQuest's advisor with respect to the financial aspects of the Merger, Howe
                                       Barnes Investments, Inc. ("Howe Barnes"), has rendered its opinion to the Board of Directors of AmQuest that, as of May 6, 1998, the date the Board of Directors approved the Merger Agreement, the terms of the Merger were fair, from a financial point of view, to AmQuest and its stockholders. The opinion of Howe Barnes, attached as Appendix B to this Proxy Statement/Prospectus, sets forth the matters considered in rendering such opinion and should be read by the AmQuest stockholders in its entirety. See "THE MERGER-Opinion of AmQuest's Financial Advisor."

Conditions to the Merger...............The Merger is subject to various conditions including, among other things:
                                       (i) approval of the Merger by certain
                                       regulatory authorities; (ii) the
                                       effectiveness of the Registration
                                       Statement of which this Proxy
                                       Statement/Prospectus forms a part; (iii) approval of the Merger Agreement by the requisite vote of the stockholders of BancFirst and AmQuest; (iv) receipt of an opinion of counsel on certain tax aspects of the Merger; (v) the qualification of the Merger for "pooling of interests" accounting treatment; and (vi) and certain other customary closing conditions. There can be no assurances as to when and if such conditions will be satisfied (or, where permissible, waived) or that the Merger will be consummated. See "THE MERGER-Conditions to the Merger; Amendment; Termination."

Regulatory Approvals...................The Merger is subject to approval by the
                                       Board of Governors of the Federal Reserve
                                       System (the "Federal Reserve Board")
                                       pursuant to Sections 3 and 4 of the BHCA.
                                       BancFirst filed its application with the Federal Reserve Board on June 19, 1998, and approval of the Merger was granted on July 30, 1998. Under Section 3 of the BHCA, the Merger and the Subsidiary Bank Mergers may not be consummated for 30 days from the date of such approval (unless such period is extended by the Federal Reserve Board),during which time the United States Department of Justice (the "DOJ") may challenge the Merger on antitrust grounds and seek the divestiture of assets and liabilities.

                                       Additionally, the Subsidiary Bank Mergers are subject to the approval of the Oklahoma State Banking Department and the Federal Reserve Board. However, approval of the Subsidiary Bank Mergers by the Oklahoma State Banking Department and the Federal Reserve Board is not a condition to the consummation of the Merger.

Termination............................The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of BancFirst and AmQuest, upon the occurrence of various events and under certain circumstances, including by the mutual consent of BancFirst and AmQuest, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by November 30, 1998. See "THE MERGER-Conditions to the Merger; Amendment; Termination."

Certain Federal Income
   Tax Consequences....................The Merger is intended to be a tax-free reorganization so that no gain or loss
                                       will be recognized by BancFirst or
                                       AmQuest, and no gain or loss will be
                                       recognized by AmQuest stockholders,
                                       except in respect of cash received by
                                       holders of AmQuest Common Stock in lieu
                                       of fractional shares of BancFirst Common
                                       Stock. BancFirst and AmQuest have
                                       received the opinion of counsel of Crowe
                                       & Dunlevy, to the effect that, among
                                       other things, the Merger will constitute a reorganization within the meaning of
                                       Section 368(a) of the Internal Revenue
                                       Code of 1986, as amended (the "Code").
                                       Consummation of the Merger is conditioned upon delivery of an opinion of counsel to the same effect dated as of the closing date of the Merger. See "THE MERGER-Federal Income Tax Consequences of the Merger."

Anticipated Accounting Treatment.......The Merger is expected to qualify as a
                                       "pooling of interests" for accounting and financial reporting purposes. The qualification of the transaction as a "pooling of interest" is a condition to consummation of the Merger. See "THE MERGER-Accounting Treatment."

Interests of Certain Persons
   in the Merger.......................Certain members of the AmQuest Board of
                                       Directors and management of AmQuest have interests in the Merger that are in addition to and separate from the interests of stockholders of AmQuest generally. These include, among others, provisions in the Merger Agreement relating to director and officer indemnification and the conversion and acceleration of vesting of employee stock options. BancFirst also has agreed to pay one week of severance pay for each year of service with a maximum of 26 weeks to any employee of AmQuest terminated as a result of a position elimination within the first year after the Effective Time. In addition, BancFirst has agreed to assign without consideration, to designees of AmQuest expected to be members of the McCasland and/or Maurer families (who collectively beneficially own approximately 80% of the outstanding AmQuest Common Stock), or an entity controlled by them, all rights to use the name "AmQuest Financial," including, but not limited to, any federal or state trademarks or servicemarks related thereto, and any signage related thereto, subject to the terms of a mutually acceptable agreement between the designees and BancFirst pursuant to which the designees agree that (i) "AmQuest Financial" will not be used anywhere in Oklahoma within one year following the Effective Time; and in any current AmQuest communities within two years following the Effective Time; and (ii) "AmQuest Financial" will not be used in commercial banking, savings bank or brokerage services in the state of Oklahoma for a period of three years following the Effective Time.

                                       The BancFirst Board and the AmQuest Board were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

                                       See "THE MERGER-Interests of Certain
                                       Persons in the Merger" and "-Management
                                       and Operations Following the Merger."

Dissenters' Rights.....................Holders of AmQuest Common Stock will have appraisal rights ("Dissenters' Rights")
                                       in accordance with the OGCA. To perfect
                                       this right, an AmQuest stockholder must
                                       not vote his shares in favor of the
                                       Merger (this may be done by marking the
                                       proxy either to vote against such Merger or to abstain from voting thereon or by not voting at all) and must take such other action as is required by the provisions of Section 1091 of the OGCA. Such actions include delivering written notice of objection prior to the vote on the Merger.

                                       Holders of BancFirst Common Stock do not have any dissenters' or appraisal rights under the OGCA in connection with the Merger.

                                       See "THE MERGER-Appraisal Rights of
                                       Dissenting Stockholders" and Appendix C
                                       to this Proxy Statement/Prospectus.

Management and Operations
   After the Merger....................Following the Merger, BancFirst intends to combine the operations of, and,
                                       subject to required regulatory approvals, to merge the AmQuest Banks with and into BancFirst Bank. BancFirst Bank will be the surviving bank in the Subsidiary Bank Mergers. Following consummation of the Subsidiary Bank Mergers, the present locations of AmQuest Bank and ENB will operate as branch offices of BancFirst Bank. It is presently anticipated that the number of directors comprising the BancFirst Board of Directors will be increased by two as a result of the Merger, with John C. Hugon, Vice-Chairman of the AmQuest Board of Directors, and T.
                                       H. McCasland, Jr., Chairman of the
                                       AmQuest Board, becoming directors of
                                       BancFirst. It is presently anticipated
                                       that, following the Subsidiary Bank
                                       Mergers, the respective Presidents of the AmQuest Banks will continue as Presidents of the BancFirst Bank branch locations into which such locations will be converted. Additionally, Terrence
                                       Cooksey, the Chief Executive Officer and a director of AmQuest, will become Executive Vice President and Regional Executive of BancFirst Bank, and Richard
                                       E. Dixon, Chief Administrative Officer of
                                       AmQuest Bank, will become Executive Vice
                                       President of BancFirst Bank-Duncan. There are no written employment agreements with respect to such anticipated continued employment.

                                       Except as provided above, it is not
                                       anticipated that the management of
                                       BancFirst or the BancFirst Board will be affected as a result of the Merger.

                                       While no assurance can be given,
                                       BancFirst has estimated, based on
                                       information available at this time,
                                       pretax expense savings resulting from the Merger to be about $250,000 in 1998, growing to about $2 million annually by 1999. The expense savings is expected to be realized in the consolidation of data processing and back office functions; the elimination of corporate overhead and duplicate branch locations and other efficiencies resulting mainly from consolidation of operating units. The extent to which such expense savings will be achieved is dependent upon various factors, a number of which are beyond the control of BancFirst and AmQuest, including the regulatory environment, economic conditions, unanticipated changes in business conditions and inflation. Therefore, no assurances can be given with respect to the ultimate level and composition of expense savings to be realized, or that such savings will be realized in the time-frame currently anticipated.

                CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

         The rights of stockholders of AmQuest currently are governed by the OGCA, the AmQuest Amended Certificate of Incorporation (the "AmQuest Charter") and the AmQuest by-laws (the "AmQuest By-laws"). Upon consummation of the Merger, AmQuest stockholders who receive BancFirst Common Stock will become stockholders of BancFirst, and their rights will be governed by the BancFirst Charter and the BancFirst by-laws (the "BancFirst By-laws"), and will continue to be governed by the OGCA. See "COMPARISON OF STOCKHOLDERS' RIGHTS" for a summary of certain material differences between the rights of holders of BancFirst Common Stock and the rights of holders of AmQuest Common Stock.

                            COMPARATIVE STOCK PRICES

         Shares of BancFirst Common Stock are traded in the over-the-counter market and are listed on the Nasdaq under the symbol BANF. There is no established trading market for AmQuest Common Stock. The following table sets forth the high and low last sale prices of BancFirst Common Stock for the periods indicated, as reported on the Nasdaq

                                                                      SALES PRICE
                                                          ------------------------------------
1998                                                           HIGH                LOW
                                                          ---------------    -----------------
First Quarter.......................................          $40 5/8             $32 7/8
Second Quarter......................................           48 1/4              39 1/2
Third Quarter (through August 6, 1998)..............           43                  43

1997
First Quarter.......................................           32 1/2              27 1/16
Second Quarter......................................           33 1/2              27 1/2
Third Quarter.......................................           33 3/4              29 1/4
Fourth Quarter......................................           34 1/4              31 9/16

1996
First Quarter.......................................           21 3/4              19
Second Quarter......................................           21 3/4              20 5/8
Third Quarter.......................................           25 3/4              20 1/2
Fourth Quarter......................................           27 1/2              24 1/2


         On August 6, 1998, the last day on which BancFirst Common Stock was traded prior to the date of this Proxy Statement/Prospectus, the last reported sales price of BancFirst Common Stock as reported on the Nasdaq was $43 per share. At the close of trading on May 6, 1998, the last trading day preceding public announcement of the proposed Merger, the last reported sales price of BancFirst Common Stock was $45.00 per share. The pro forma equivalent per share price of the AmQuest Common Stock on such date was $35.63. The pro forma equivalent per share value of AmQuest Common Stock on any date equals the closing sale price of BancFirst Common Stock on such date, as reported on the Nasdaq, multiplied by the Exchange Ratio of .7917.

                                  RISK FACTORS

         Stockholders of AmQuest should carefully consider the matters set forth under "RISK FACTORS." Factors to be considered, among other things, include the ability of BancFirst to manage its growth and retain AmQuest's customer base.

                           COMPARATIVE PER SHARE DATA



     The following summary presents comparative historical, pro forma and pro forma equivalent unaudited per share data for BancFirst and AmQuest. The pro forma amounts assume the Merger had been effective during the periods presented and has been accounted for under the pooling of interests method. For a description of pooling of interests accounting with respect to the Merger, see "THE MERGER-Accounting Treatment." BancFirst's pro forma amounts represent the pro forma results of the combined companies, and AmQuest's equivalent pro forma amounts are computed by multiplying the pro forma amounts by a factor of .7917, to reflect the Exchange Ratio (which equals .7917 shares of BancFirst Common Stock for each share of AmQuest Common Stock).

     The data presented should be read in conjunction with the historical financial statements, the related notes thereto and the pro forma financial statements included elsewhere in this Proxy Statement/Prospectus.

                                                                AT AND FOR THE
                                                   -----------------------------------------
                                                    THREE MONTHS    YEAR ENDED DECEMBER 31,
                                                        ENDED      -------------------------
                                                   MARCH 31, 1998   1997     1996     1995
                                                   --------------  ------   ------   -------
BANCFIRST CORPORATION
Earnings per common share:
   Historical -
     Basic                                            $ 0.62       $ 2.48   $ 2.41   $ 2.07
     Diluted                                            0.60         2.41     2.32     2.01
   Pro forma -
     Basic                                              0.60         2.28     2.33     1.95
     Diluted                                            0.58         2.22     2.26     1.91
Cash dividends per share:
   Historical                                           0.12         0.42     0.34     0.29
   Pro forma                                            0.12         0.42     0.34     0.29
Book value per share:
   Historical                                          19.88        19.37    17.52    15.80
   Pro forma                                           20.18        19.70      N/A      N/A


AMQUEST FINANCIAL CORP. EQUIVALENT
Earnings per common share:
   Historical -
     Basic                                            $ 0.43       $ 1.40   $ 1.69   $ 1.34
     Diluted                                            0.42         1.37     1.67     1.33
   Pro forma -
     Basic                                              0.48         1.81     1.84     1.54
     Diluted                                            0.46         1.76     1.79     1.51
Cash dividends per share:
   Historical                                           0.04         0.16     0.16     0.16
   Pro forma                                            0.10         0.33     0.27     0.23
Book value per share:
   Historical                                          16.58        16.25    14.97    13.52
   Pro forma                                           15.98        15.60      N/A      N/A

                             SELECTED FINANCIAL DATA

     The following tables set forth selected historical financial data for each of BancFirst and AmQuest. This data is based on, and qualified in its entirety by, the respective consolidated financial statements of BancFirst and AmQuest, including the respective notes thereto, which appear elsewhere in this Proxy Statement/Prospectus and should be read in conjunction therewith.

SELECTED CONSOLIDATED FINANCIAL DATA OF BANCFIRST

     The following selected consolidated financial data with respect to BancFirst's consolidated financial position as of December 31, 1997 and 1996, and its results of operations for the years ended December 31, 1997, 1996 and 1995 have been derived from the audited consolidated financial statements of BancFirst appearing elsewhere in this Proxy Statement/Prospectus. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The selected consolidated financial data with respect to BancFirst's consolidated financial position as of December 31, 1995, 1994 and 1993 and its results of operations for the years ended December 31, 1994 and 1993 have been derived from the audited consolidated financial statements of BancFirst, which are not presented herein. The selected consolidated financial data with respect to BancFirst's consolidated financial position at March 31, 1998 and 1997, and its results of operations for the three months ended March 31, 1998 and 1997 have been derived from BancFirst's unaudited consolidated financial statements appearing elsewhere herein and should be read in conjunction with such consolidated financial statements and the notes thereto.

                                     AT AND FOR THE
                                      THREE MONTHS
                                     ENDED MARCH 31,              AT AND FOR THE YEAR ENDED DECEMBER 31,
                                  ---------------------- ---------------------------------------------------------
                                     1998        1997        1997       1996        1995       1994        1993
                                  ----------  ---------- ----------- ----------  ---------- ----------- ----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net interest income              $   15,400  $   13,862 $    57,699 $   53,784  $   43,689   $  38,936  $  32,971
 Provision for loan losses               577          96         982        994         855         380        251
 Noninterest income                    4,376       3,807      15,821     14,999      12,500      11,218     10,547
 Noninterest expense                  12,871      11,514      48,537     43,270      34,932      31,631     29,151
 Income before extraordinary items     3,970       3,761      15,749     15,088      12,839      11,597     10,154
 Net income                            3,970       3,761      15,749     15,088      12,839      11,597     11,472
 Accumulated preferred dividends          --          --          --         --          --         (55)      (386)
 Net income applicable to common
  Stockholders                         3,970       3,761      15,749     15,088      12,839      11,542     11,086
BALANCE SHEET DATA:
 Total assets                     $1,532,855  $1,251,914  $1,345,789 $1,235,711  $1,048,338   $ 872,915  $ 823,234
 Total loans (net of unearned
  interest)                          926,769     783,296     857,896    763,559     625,162     522,314    466,356
 Allowance for loan losses            12,699      11,925      12,284     11,945      10,646       9,729      9,027
 Securities                          396,911     302,760     310,343    283,857     263,113     223,044    231,546
 Deposits                          1,357,653   1,096,286   1,175,110  1,105,453     923,169     784,851    736,686
 Long-term borrowings                  7,024       6,587       7,051      6,636         918          --         --
 9.65% Capital Securities             25,000      25,000      25,000         --          --          --         --
 10% Preferred Stock                      --          --          --         --          --          --      3,898
 Common stockholders' equity         126,491     112,960     122,934    112,096      98,343      81,961     76,052
PER COMMON SHARE DATA:
 Income before extraordinary
  items - basic                   $     0.62  $     0.59  $     2.48 $     2.41  $     2.07   $    1.86  $    1.77
 Net income - basic                     0.62        0.59        2.48       2.41        2.07        1.86       2.01
 Income before extraordinary
  items - Diluted                       0.60        0.57        2.41       2.32        2.01        1.80       1.71
 Net income - diluted                   0.60        0.57        2.41       2.32        2.01        1.80       1.94
 Cash dividends                         0.12        0.10        0.42       0.34        0.29        0.25       0.21
 Book value                            19.88       17.82       19.37      17.52       15.80       13.21      12.27
 Tangible book value                   16.37       15.63       17.40      15.19       14.50       11.93      11.02


                                          AT AND FOR THE
                                           THREE MONTHS
                                          ENDED MARCH 31,            AT AND FOR THE YEAR ENDED DECEMBER 31,
                                       -------------------- --------------------------------------------------------
                                          1998       1997      1997        1996       1995       1994        1993
                                       --------- ---------- ---------- ----------- ---------- ----------- ----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED FINANCIAL RATIOS:
 Performance ratios:
   Return on average assets               1.15 %   1.23 %      1.23 %     1.31 %      1.33 %     1.34 %      1.54 %
   Return on average stockholders'
    equity                               12.83    13.51       13.51      14.68       14.13      14.36       17.03
   Cash dividend payout ratio            19.35    16.95       16.94      14.11       14.01      13.44       10.45
   Net interest spread                    4.22     4.30        4.25       4.51        4.34       4.56        4.54
   Net interest margin                    5.09     5.18        5.13       5.35        5.20       5.20        5.14
   Efficiency ratio                      65.08    65.16       66.02      62.91       62.17      63.07       66.99
 Balance Sheet Ratios:
   Average loans to deposits             72.32 %  70.59 %     71.47 %    68.81 %     67.02 %    63.39 %     61.82 %
   Average earning assets to
    total assets                         88.92    88.73       88.85      88.27       88.31      88.05       88.47
Asset Quality Ratios:
   Nonperforming and restructured
    loans to total loans                  0.53 %   0.58 %      0.58 %     0.75 %      0.79 %     0.71 %      1.00 %
   Nonperforming and restructured
    assets to  total assets               0.37     0.44        0.45       0.57        0.55       0.70        1.08
   Allowance for loan losses to
    total loans                           1.37     1.55        1.43       1.56        1.70       1.86        1.94
   Allowance for loan losses to
    nonperforming and restructured
    loans                               260.60   216.90      248.01     207.31      216.73     261.53      193.21
   Net chargeoffs to average loans        0.20     0.06        0.08       0.09        0.08       0.00        0.06
 Capital Ratios:
   Average stockholders' equity
    to average assets                     8.96 %   9.14 %      9.11 %     8.93 %      9.43 %     9.34 %      9.06 %
   Leverage ratio                         8.43    10.05       10.04       7.90        8.55       9.08        9.06
   Tier 1 risk-based capital ratio       13.69    16.48       15.72      12.98       14.76      15.41       16.57
   Total risk-based capital ratio        14.94    17.73       16.97      14.23       16.02      16.67       17.83

SELECTED CONSOLIDATED FINANCIAL DATA OF AMQUEST

     The following selected consolidated financial data with respect to AmQuest's consolidated financial position as of December 31, 1997 and 1996, and its results of operations for the years ended December 31, 1997, 1996 and 1995 have been derived from the audited consolidated financial statements of AmQuest appearing elsewhere in this Proxy Statement/Prospectus. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The selected consolidated financial data with respect to AmQuest's consolidated financial position as of December 31, 1995, 1994 and 1993 and its results of operations for the years ended December 31, 1994 and 1993 have been derived from the audited consolidated financial statements of AmQuest, which are not presented herein. The selected consolidated financial data with respect to AmQuest's consolidated financial position at March 31, 1998 and 1997, and its results of operations for the three months ended March 31, 1998 and 1997 have been derived from AmQuest's unaudited consolidated financial statements appearing elsewhere herein and should be read in conjunction with such consolidated financial statements and the notes thereto.

                                           AT AND FOR THE
                                         THREE MONTHS ENDED
                                             MARCH 31,                 AT AND FOR THE YEAR ENDED DECEMBER 31,
                                       ----------------------  -------------------------------------------------------
                                          1998        1997        1997        1996        1995        1994         1993
                                          ----        ----        ----        ----        ----        ----         ----
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net interest income                 $  5,894    $  5,241    $ 22,776    $ 20,683    $ 19,372    $ 20,110     $ 19,005
  Provision for loan losses                212         273       1,624         595         650         (45)          51
  Noninterest income                     1,226       1,051       4,921       4,248       4,163       4,182        4,589
  Noninterest expense                    4,811       4,189      19,561      16,317      16,242      16,305       15,710
  Income before extraordinary            1,352       1,224       4,376       5,470       4,594       5,518        5,331
   Items
  Net income                             1,352       1,224       4,376       5,470       4,594       5,518        5,924
BALANCE SHEET DATA:
  Total assets                        $568,016    $533,910    $577,074    $536,326    $490,927    $470,409     $429,759
  Total loans (net of unearned
   interest)                           324,998     313,994     335,789     314,151     279,145     272,808      237,820
  Allowance for loan losses              3,156       2,956       3,067       2,794       2,901       2,757        3,017
  Securities                           184,352     162,119     176,680     164,155     173,766     168,465      155,918
  Deposits                             488,357     466,467     502,801     467,349     434,524     415,072      381,123
  Long-term borrowings                   3,000       6,000          --       6,000       1,000       1,000        2,500
  Stockholders' equity                  52,367      47,705      50,830      46,781      46,297      40,783       37,142
PER COMMON SHARE DATA:
  Income before extraordinary
  items-basic                         $   0.43    $   0.39    $   1.40    $   1.69    $   1.34    $   1.61     $   1.54
  Net income - basic                      0.43        0.39        1.40        1.69        1.34        1.61         1.72
  Income before extraordinary items
   - diluted                              0.42        0.38        1.37        1.67        1.33        1.60         1.53
  Net income - diluted                    0.42        0.38        1.37        1.67        1.33        1.60         1.70
  Cash dividends                          0.04        0.04        0.16        0.16        0.16        0.15         0.07
  Book value                             16.59       15.26       16.25       14.97       13.52       11.87        10.76
  Tangible book value                    14.59       14.32       14.17       13.99       12.53       10.76         9.57
SELECTED FINANCIAL RATIOS:
 Performance ratios:
  Return on average assets                0.95%       0.92%       0.78%       1.08%       0.96%       1.17%        1.39%
  Return on average stockholders'
   equity                                10.36       10.30        9.02       11.85       10.64       14.18        17.42
  Cash dividend payout ratio              9.30       10.21       11.43        9.48       11.95        9.31         4.08
  Net interest spread                     3.86        3.57        3.77        3.74        3.68        4.11         4.30
  Net interest margin                     4.61        4.33        4.53        4.51        4.47        4.71         4.88
  Efficiency ratio                       67.57       66.56       70.62       65.45       69.01       67.12        66.58

                                        AT AND FOR THE
                                      THREE MONTHS ENDED
                                           MARCH 31,                 AT AND FOR THE YEAR ENDED DECEMBER 31,
                                 ----------------------------  -------------------------------------------------------
                                       1998        1997        1997       1996      1995       1994        1993
                                       ----        ----        ----       ----      ----       ----        ----
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Balance Sheet Ratios:
 Average loans to deposits            66.91%      67.90%      68.20%     65.57%    64.76%     62.50%      59.20%
 Average earning assets to total
  assets                              92.61       94.35       93.38      93.95     93.99      93.71       93.71
Asset Quality Ratios:
 Nonperforming and restructured
  loans to total loans                 0.89%       1.26%       0.97%      1.37%     0.99%      0.93%       1.15%
 Nonperforming and restructured
  assets to total assets               0.57        0.84        0.64       0.87      0.66       0.63        0.81
 Allowance for loan losses to total
  loans                                0.97        0.94        0.91       0.89      1.04       1.01        1.27
 Allowance for loan losses to
  nonperforming and restructured
  loans                              109.39       74.89       93.82      64.80    104.80     108.50      110.47
 Net chargeoffs to average loans       0.15        0.14        0.50       0.24      0.18       0.13        0.18
Capital Ratios:
 Average stockholders' equity to
  average assets                       9.18%       8.93%       8.71%      9.08%     8.98%      8.22%       7.97%
 Leverage ratio                         8.16        8.49       7.91       8.37      8.91       7.92        7.76
 Tier 1 risk-based capital ratio       13.70       14.24      12.82      13.81     14.46      12.58       13.12
 Total risk-based capital ratio        14.64       15.18      13.71      14.70     15.45      13.82       14.36

UNAUDITED PRO FORMA SELECTED FINANCIAL DATA

     The following table sets forth unaudited pro forma selected financial data of BancFirst giving effect to the Merger, which will be accounted for as a pooling of interests, as if the Merger had occurred as of the beginning of the periods indicated herein, after giving effect to the pro forma adjustments described in the Notes to the Unaudited Pro Forma Consolidated Condensed Financial Statements. For a description of pooling of interests accounting with respect to the Merger, see "THE MERGER-Accounting Treatment." The information set forth below should be read in conjunction with the historical consolidated financial statements of BancFirst and AmQuest, including the respective notes thereto, and in conjunction with the selected financial data for BancFirst and AmQuest and the other pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "FINANCIAL STATEMENTS" and "UNAUDITED PRO FORMA FINANCIAL DATA." The unaudited pro forma selected financial data does not reflect estimated nonrecurring acquisition costs and restructuring charges, nor anticipated cost savings connected with the Merger. See "PRO FORMA FINANCIAL DATA-Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements" and "THE MERGER-Management and Operations Following the Merger." The pro forma financial data is not necessarily indicative of the results that actually would have occurred had the Merger been consummated on the dates indicated or that may be obtained in the future.

                                                                 PRO FORMA AT AND FOR THE
                                       ---------------------------------------------------------------------------
                                         THREE MONTHS                     YEAR ENDED DECEMBER 31,
                                             ENDED        --------------------------------------------------------
                                        MARCH 31, 1998            1997             1996              1995
                                       ---------------    ------------------- ---------------  -------------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Net interest income                      $   21,294          $   80,475         $    74,467        $    63,061
Net income-                                   5,322              20,125              20,558             17,433
Earnings per common share:
   Basic                                       0.60                2.28                2.33               1.95
   Diluted                                     0.58                2.22                2.26               1.91
Total assets                              2,100,871           1,922,862           1,772,036           1,539264
Long-term borrowings                         41,024              32,051              12,636              1,918
Cash dividends per share                       0.12               0.42                 0.34               0.29

PRO FORMA CAPITALIZATION

     The following table sets forth the historical capitalization of each of BancFirst and AmQuest, and the pro forma capitalization of BancFirst at March 31, 1998, as adjusted to give effect to the Merger. The BancFirst pro forma capitalization assumes that the Merger is consummated and that no stockholder elects appraisal rights. The information shown should be read in conjunction with the pro forma financial information and the separate financial statements of BancFirst and AmQuest appearing elsewhere in this Proxy Statement/Prospectus.

                                                                                  PRO FORMA          PRO FORMA
                                           BANCFIRST           AMQUEST           ADJUSTMENTS         BANCFIRST
                                       ----------------  -------------------  -----------------  -------------------
                                                                  (DOLLARS IN THOUSANDS)

Long-term borrowings                     $     7,024        $     9,000         $       ---        $    16,024
                                         ===========        ===========         ===========        ===========

9.65% Capital Securities                 $    25,000        $       ---         $       ---        $    25,000
                                         ===========        ===========         ===========        ===========

Stockholders' equity:
   Common stock                          $     6,363        $     6,019         $    (3,522)       $     8,860
   Capital surplus                            36,157                343               3,166             39,666
   Retained earnings                          82,238             50,796               (4,722)          128,312
   Unrealized securities gains,
      net of tax                               1,733                287                 ---              2,020
Treasury stock                                   ---              (5,078)             5,078                ---
                                         -----------        -------------       -----------        -----------
      Total stockholders' equity         $   126,491        $    52,367         $       ---        $   178,858
                                         ===========        ===========         ===========        ===========

                                 RISK FACTORS

     In deciding how to vote their shares at the special meetings, holders of shares of BancFirst Common Stock and holders of shares of AmQuest Common Stock should carefully consider the following factors, in addition to the information and other matters set forth in this Proxy Statement/Prospectus.

RISK FACTORS RELATING TO THE MERGER

     Prospects of BancFirst After the Merger and Ability to Integrate Operations. The earnings, financial condition and prospects of BancFirst after the Merger will depend in part on BancFirst's ability to successfully integrate the operations and management of AmQuest, and to continue to implement BancFirst's "super community" banking philosophy. There can be no assurance that BancFirst will be able to effectively and profitably integrate the operations and management of AmQuest, or that BancFirst will be able to continue to profitably implement its philosophy. See "INFORMATION ABOUT BANCFIRST." In addition, there can be no assurance that BancFirst will be able to fully realize the potential revenue enhancement expected as a result of the Merger. Further, although the BancFirst Board anticipates cost savings as a result of the Merger, there can be no assurance that BancFirst will be able to fully realize any of the potential cost savings expected as a result of the Subsidiary Bank Merger and the resulting sharing of administrative and other resources. Finally, there can be no assurance that any cost savings which are realized will not be offset by losses in revenues or other charges to earnings.

     Performance of Combined Loan Portfolios. BancFirst's performance and prospects after the Merger also will be dependent to a significant extent on the performance of the combined loan portfolios of the Subsidiary Banks and ultimately on the financial condition of the Subsidiary Banks' borrowers and other customers. The existing loan portfolios of the Subsidiary Banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, BancFirst Bank's overall loan portfolio will have a different risk profile than the loan portfolio of any of the Subsidiary Banks before the Merger. The performance of the combined loan portfolio will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that present customers are not retained by the combined company or additional expenses are incurred in retaining them, there could be adverse effects on future results of operations of BancFirst following the Merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of AmQuest and BancFirst are maintained and enhanced.

       Capability of BancFirst's Data Processing Software to Accommodate the Year 2000. Like many financial institutions, BancFirst and its subsidiaries rely upon computers for the daily conduct of their business and for data processing generally. There is concern among industry experts that commencing on January 1, 2000, computers will be unable to "read" the new year and that there may be widespread computer malfunctions. BancFirst is exposed to the risk that not only the systems it uses will malfunction, but also those of its customers, suppliers and other parties with whom it conducts business. Such system failures could expose BancFirst to losses from operational errors, as well as customer claims, lawsuits and regulatory penalties for noncompliance.

     During 1997, BancFirst commenced a Year 2000 Project to conduct a comprehensive review of its outside data processing services, internal computer systems and other mechanical and computerized equipment. The purpose of the project is to determine and plan for necessary changes to assure that its systems and equipment will function properly in the year 2000. The Project also includes communications with other parties to determine the extent to which the parties are addressing the issue and the exposure to BancFirst in the event the parties fail to adequately plan for and resolve the issue. BancFirst's core business applications are provided by a data processing company that is devoting substantial resources to assure that the applications are certified as "year 2000 compliant" by the end of 1998. Although BancFirst believes that its systems will be so certified within such timeframe, there can be no assurance in this regard.

RISK FACTORS RELATING TO THE INDUSTRY

     Interest Rate Risk. Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits, and the yield on earning assets. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Fluctuations in interest rates affect the demand of customers for BancFirst's and AmQuest's products and services. BancFirst and AmQuest are subject to interest rate risk to the degree that their interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than their interest-earning assets. Given BancFirst's and AmQuest's current volume and mix of interest-bearing liabilities and interest-earning assets, BancFirst's and AmQuest's interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse effect on BancFirst's and AmQuest's results of operations.

     Economic Conditions and Geographic Concentration. The operations of BancFirst and AmQuest are located entirely within the State of Oklahoma. As a result of this geographic concentration, BancFirst's and AmQuest's results depend largely upon economic conditions in the state. A deterioration in economic conditions in the State of Oklahoma could have a material adverse impact on the quality of BancFirst's and AmQuest's loan portfolio and the demand for their products and services and, accordingly, their respective results of operations. See "INFORMATION ABOUT BANCFIRST" and "INFORMATION ABOUT AMQUEST."

     Government Regulation and Monetary Policy. The banking industry is subject to extensive federal and state supervision and regulation. Such regulation limits the manner in which BancFirst, the Banks and AmQuest conduct their respective businesses, undertake new investments and activities and obtain financing. This regulation is designed primarily for the protection of the deposit insurance funds and consumers, and not to benefit holders of BancFirst's or AmQuest's securities. Financial institution regulation has been the subject of significant legislation in recent years, and may be the subject of further significant legislation in the future, none of which is in the control of BancFirst or AmQuest. Significant new laws or changes in, or repeals of, existing laws may cause BancFirst's or AmQuest's results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for financial institutions, primarily through open market operations in United States government securities, the discount rate for bank borrowings and bank reserve requirements. Any material change in these conditions would be likely to have a material impact on BancFirst's and AmQuest's respective results of operations.

     Competition. The banking and financial services business is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. The Subsidiary Banks compete for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the Banks or AmQuest. There can be no assurance that, following the Subsidiary Bank Mergers, BancFirst Bank will be able to compete effectively in its market, and the results of operations of BancFirst Bank could be adversely affected if circumstances affecting the nature or level of competition change.

     Credit Quality. A significant source of risk for financial institutions such as the Subsidiary Banks arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. BancFirst and AmQuest have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that each company's respective management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the respective credit portfolios. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect the respective companies' results of operations.

                         THE BANCFIRST SPECIAL MEETING


DATE, TIME AND PLACE

     This Proxy Statement/Prospectus is being furnished to stockholders of BancFirst in connection with the solicitation of proxies by the BancFirst Board for use at the BancFirst Special Meeting to be held at The Westin Hotel, One N. Broadway, Oklahoma City, Oklahoma 73102 on September 24, 1998, at 9:00 a.m., local time, and at any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED

     At the BancFirst Special Meeting, holders of BancFirst Common Stock will be asked to consider and vote upon: (i) the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and
(ii) a proposal to amend the Certificate of Incorporation of BancFirst to increase from 7,500,000 to 15,000,000 the number of shares of BancFirst Common Stock authorized to be issued by BancFirst, in order to have a sufficient number of shares of BancFirst Common Stock to effect the Merger and for other corporate purposes.

     The date on which this Proxy Statement/Prospectus is first being sent to stockholders of BancFirst is August 12, 1998.

RECORD DATE

     The BancFirst Board has fixed the close of business on July 31, 1998 as the BancFirst Record Date for the determination of stockholders of BancFirst Common Stock to receive notice of and to vote at the BancFirst Special Meeting. On the BancFirst Record Date there were 6,779,219 shares of BancFirst Common Stock issued and outstanding. Only holders of shares of BancFirst Common Stock of record on the BancFirst Record Date are entitled to vote at the BancFirst Special Meeting. No shares of BancFirst Common Stock can be voted at the BancFirst Special Meeting unless the record holder is present in person or represented by proxy at the BancFirst Special Meeting.

VOTE REQUIRED

     The presence, in person or by proxy, of a majority of the issued and outstanding shares of BancFirst Common Stock entitled to vote on the BancFirst Record Date is necessary to constitute a quorum at the BancFirst Special Meeting. The approval of the Merger Agreement and the amendment of the BancFirst Charter will each require the affirmative vote of the holders of at least a majority of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date. Each holder of BancFirst Common Stock is entitled to one vote per share. For purposes of determining whether a proposal has received a majority vote, abstentions and broker non-votes will have the same effect as a negative vote.

     THE APPROVAL OF THE MERGER AGREEMENT AND THE AMENDMENT OF THE BANCFIRST CHARTER ARE EACH CONTINGENT UPON APPROVAL OF BOTH SUCH PROPOSALS BY THE BANCFIRST STOCKHOLDERS. UNLESS BOTH PROPOSALS ARE APPROVED, NEITHER WILL BE EFFECTED BY BANCFIRST AND THE MERGER WILL NOT BE CONSUMMATED. See "THE MERGER-Conditions to the Merger; Amendment; Termination."

SECURITY OWNERSHIP OF MANAGEMENT

     As of the BancFirst Record Date, directors and executive officers of BancFirst and their affiliates beneficially owned and were entitled to vote 3,926,852 shares of BancFirst Common Stock, which represented approximately 57.92% of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date. Each such director and executive officer has indicated his present intention to vote, or cause to be voted, the BancFirst Common Stock so owned by him for approval and adoption of the Merger Agreement and approval of the amendment of the BancFirst Charter. As of the BancFirst Record Date, the banking and trust subsidiaries of BancFirst, as fiduciaries, custodians or agents, had sole or shared voting power with respect to 476,756 shares of BancFirst Common Stock, which represented approximately 7% of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date. It is the practice of these entities when holding shares as sole trustee or sole executor to vote said shares but, where shares are held as co-executor or co-trustee, approval is obtained from the co-fiduciary before voting.

     Additional information with respect to beneficial ownership of BancFirst Common Stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of BancFirst Common Stock by directors and executive officers of BancFirst is incorporated by reference to the 1997 Annual Report on Form 10-K of BancFirst. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

VOTING AND REVOCATION OF PROXIES

     Proxies for use at the BancFirst Special Meeting accompany this Proxy Statement/Prospectus. A stockholder may use his or her proxy if he or she is unable to attend the BancFirst Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the BancFirst Special Meeting. Shares of BancFirst Common Stock represented by a proxy properly signed and returned to BancFirst at, or prior to, the BancFirst Special Meeting, unless subsequently revoked, will be voted at the BancFirst Special Meeting in accordance with instructions thereon. If a proxy is properly signed and returned and the manner of voting is not indicated on the proxy, any shares of BancFirst Voting Stock represented by such proxy will be voted FOR the approval of the Merger and the issuance of shares of BancFirst Common Stock pursuant to the terms of the Merger Agreement and FOR the proposal to amend the BancFirst Charter to increase the number of authorized shares of Common Stock. Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the matters to be considered at the BancFirst Special Meeting by filing with the Secretary of BancFirst a written revocation or a duly executed proxy bearing a later date. All written notices of revocation and other communications with respect to revocation of BancFirst proxies should be addressed to BancFirst Corporation, 101 N. Broadway, Suite 200, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary. A holder of BancFirst Common Stock who previously signed and returned a proxy and who elects to attend the BancFirst Special Meeting and vote in person may withdraw his or her proxy at any time before it is exercised by giving notice of such revocation to the Secretary of BancFirst at the BancFirst Special Meeting and voting in person by ballot at the BancFirst Special Meeting; however, attendance at the BancFirst Special Meeting will not in and of itself constitute a revocation of the proxy.

     The BancFirst Board is not aware of any other matters that may be presented for action at the BancFirst Special Meeting, but if other matters do properly come before the meeting it is intended that the shares represented by the accompanying proxy will be voted by the persons named in the proxy in accordance with the recommendation of the BancFirst Board.

     BancFirst intends to count shares of BancFirst Common Stock present in person at the BancFirst Special Meeting but not voting, and shares of BancFirst Common Stock for which it has received proxies but with respect to which holders of shares have abstained, as present at the BancFirst Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. In addition, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the matters to be considered and voted upon at the BancFirst Special Meeting without specific instructions from such customers. Since the affirmative vote of the holders of at least a majority of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date is required to approve the Merger

Agreement and the amendment of the BancFirst Charter, abstentions and broker non-votes will have the effect of a vote against the proposals.

SOLICITATION OF PROXIES

     In addition to solicitation of proxies from stockholders of BancFirst Common Stock by use of the mail, proxies also may be solicited by personal interview, telephone or other electronic means by directors, officers and employees of BancFirst, who will not be specifically compensated for such services, and it is expected that banks, brokerage houses and other institutions, nominees or fiduciaries will be requested to forward the soliciting materials to their principals and obtain authorization for the execution of proxies. All costs of soliciting proxies, assembling and mailing the Proxy Statement/Prospectus and all papers which now accompany or hereafter may supplement the same, as well as reasonable out-of-pocket expenses incurred by the above-mentioned banks, brokerage houses and other institutions, nominees or fiduciaries for forwarding proxy materials to and obtaining proxies from their principals will be borne by BancFirst.

                          THE AMQUEST SPECIAL MEETING

DATE, TIME AND PLACE

     This Proxy Statement/Prospectus is being furnished to stockholders of AmQuest in connection with the solicitation of proxies by the AmQuest Board for use at the AmQuest Special Meeting to be held at the offices of AmQuest Bank, N.A., 2/nd/ Floor, 16 S. 9/th/ Street, Duncan, Oklahoma 73533, commencing at 1:30 p.m., local time, and at any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED

     At the AmQuest Special Meeting, the holders of AmQuest Common Stock will vote on a proposal to approve and adopt the Merger Agreement.

     The date on which this Proxy Statement/Prospectus is first being sent to stockholders of AmQuest is August 12, 1998.

RECORD DATE

     The AmQuest Board has fixed the close of business on July 31, 1998 as the AmQuest Record Date for the determination of stockholders of AmQuest Common Stock to receive notice of and to vote at the AmQuest Special Meeting. On the AmQuest Record Date there were 3,168,426 shares of AmQuest Common Stock issued and outstanding. Only holders of shares of AmQuest Common Stock of record on the AmQuest Record Date are entitled to vote at the AmQuest Special Meeting. No shares of AmQuest Common Stock can be voted at the AmQuest Special Meeting unless the record holder is present in person or represented by proxy at the AmQuest Special Meeting.

VOTE REQUIRED

     The presence, in person or by proxy, of a majority of the issued and outstanding shares of AmQuest Common Stock entitled to vote on the AmQuest Record Date is necessary to constitute a quorum at the AmQuest Special Meeting. Approval of the Merger Agreement will require the affirmative vote of the holders of at least a majority of the shares of AmQuest Common Stock outstanding on the AmQuest Record Date. Each holder of AmQuest Common Stock is entitled to one vote per share. For purposes of determining whether a proposal has received a majority vote, abstentions and broker non-votes will have the same effect as a negative vote.

SECURITY OWNERSHIP OF MANAGEMENT

     As of the AmQuest Record Date, directors and executive officers of AmQuest and their affiliates beneficially owned and were entitled to vote 326,086 shares of AmQuest Common Stock, which represented approximately 10% of the shares of AmQuest Common Stock outstanding on the AmQuest Record Date. Each such director and executive officer has indicated his present intention to vote, or cause to be voted, the AmQuest Common Stock so owned by him for approval and adoption of the Merger Agreement. As of the AmQuest Record Date, the banking and trust subsidiaries of AmQuest, as fiduciaries, custodians or agents, had sole or shared voting power with respect to 22,025 shares of AmQuest Common Stock, which represented less than 1% of the shares of AmQuest Common Stock outstanding on the AmQuest Record Date. It is the practice of these entities when holding shares as sole trustee or sole executor to vote said shares but, where shares are held as co-executor or co-trustee, approval is obtained from the co-fiduciary before voting.

     Additional information with respect to beneficial ownership of AmQuest Common Stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of AmQuest Common Stock by directors and executive officers of AmQuest is set forth elsewhere in this Proxy Statement/Prospectus under the heading "INFORMATION ABOUT AMQUEST-Ownership of BancFirst Common Stock."

VOTING AND REVOCATION OF PROXIES

     The form of proxy for use at the AmQuest Special Meeting accompanies this Proxy Statement/Prospectus. A stockholder may use a proxy whether or not he or she intends to attend the AmQuest Special Meeting in person. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice to the Secretary of AmQuest, by executing and submitting a later dated proxy or by attending and voting in person at the AmQuest Special Meeting. All proxies validly submitted and not revoked will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. The AmQuest Board is not aware of any other matters that may be presented for action at the AmQuest Special Meeting, but if other matters do properly come before the meeting it is intended that the shares represented by the accompanying proxy will be voted by the persons named in the proxy in accordance with the recommendation of the AmQuest Board.

SOLICITATION OF PROXIES

    Solicitation of proxies will be made in person, by mail or by telephone or telegraph by present directors, officers and employees of AmQuest for which no additional compensation will be paid. AmQuest will bear the cost of solicitation of proxies from its stockholders and may reimburse brokers and other for their expenses in forwarding solicitation material to beneficial owners of its voting stock.

                                   THE MERGER

General

     The Boards of Directors of BancFirst and AmQuest have approved the Merger Agreement, which provides for the Merger at the Effective Time, with BancFirst as the surviving corporation. This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including the principal terms of the Merger Agreement. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference. The description set forth below of the terms of the Merger Agreement is qualified in its entirety by reference thereto. All stockholders of BancFirst and AmQuest are urged to read the Merger Agreement in its entirety.

BACKGROUND OF THE MERGER

     The terms of the Merger Agreement are the result of arms-length negotiations between representatives of BancFirst and AmQuest. BancFirst, while the largest state-chartered financial institution in the State of Oklahoma, does not have a significant presence in the southwestern part of the state; AmQuest, on the other hand, has a very strong presence in Ardmore, Lawton and Duncan, located in south and southwestern Oklahoma. BancFirst's interest in pursuing an affiliation with AmQuest was motivated, among other things, by the desirability to BancFirst of the AmQuest Banks' locations, as well as the similarity in philosophies of the two institutions. The Boards of Directors of BancFirst and AmQuest believe that the terms of the Merger and the Merger Agreement are in the best interests of their respective stockholders.

     In December 1997, various members of the McCasland and Maurer families, which families collectively beneficially own approximately 80% of the outstanding AmQuest Common Stock, determined that a sale to, or business combination with, a larger financial institution should be considered and requested that the AmQuest Board evaluate these possibilities. The AmQuest Board authorized Tom H. McCasland, Jr., the Chairman of the Board, and John Hugon, the Vice Chairman of the Board (the "Board Representatives") to engage an experienced financial advisor and legal counsel to assist with this process. Based on their recommendations, the AmQuest Board subsequently approved the employment of Howe Barnes Investments, Inc. ("Howe Barnes") as financial advisor and Crowe & Dunlevy, A Professional Corporation ("Crowe & Dunlevy"), as legal counsel to assist the Board.

     On February 18, 1998, the AmQuest Board met with representatives of Howe Barnes and Crowe & Dunlevy. Howe Barnes reviewed the current market for commercial bank sale transactions, the valuation and sale process and the possible price range which AmQuest might receive in a sale transaction and identified a list of institutions which might be potential buyers. Crowe & Dunlevy reviewed the fiduciary responsibilities of the Board. At such meeting, the Board reviewed the list of potential buyers and authorized Howe Barnes to approach nine specific institutions to determine their interest in a possible business combination transaction. From March 10, 1998 to March 23, 1998, Howe Barnes provided a confidential information memorandum describing AmQuest and its business to the potential buyers and requested that they make a preliminary proposal to AmQuest concerning a possible business combination.

     On March 31, 1998, the AmQuest Board met with representatives of Howe Barnes and Crowe & Dunlevy to receive a report on the preliminary proposals received. Howe Barnes advised the AmQuest Board that serious proposals had been received by four financial institutions, including BancFirst. The Board evaluated, with the assistance of Howe Barnes and Crowe & Dunlevy, the relative advantages and disadvantages of each proposal. After a thorough review, the AmQuest Board authorized Howe Barnes and the Board Representatives, with the assistance of Crowe & Dunlevy, to negotiate exclusively with BancFirst to determine whether a definitive agreement could be reached.

     On April 3, 1998, AmQuest and BancFirst signed a letter of intent providing for the Merger and providing for a period of 30 days for BancFirst to conduct due diligence and for the parties to negotiate a definitive agreement. During April, 1998, BancFirst conducted reviews of AmQuest's business and representatives of BancFirst and AmQuest negotiated the terms of a definitive agreement. During such period, representatives of Howe Barnes also conducted due diligence with respect to BancFirst.

     On May 6, 1998, the AmQuest Board met to receive a report on the status of the negotiations, a summary of the terms of the proposed merger agreement and the preliminary opinion of Howe Barnes concerning the fairness of the transaction. Howe Barnes made a presentation to the AmQuest Board summarizing the proposed transaction with BancFirst, the current bank merger and acquisition environment and the results of various financial analyses it had prepared in connection with the proposed transaction. Howe Barnes reported its preliminary view that, subject to the assumptions made, matters considered and limitations on the review undertaken, the Merger Consideration was fair from a financial point of view to the holders of shares of AmQuest Common Stock. Representatives of Crowe & Dunlevy reviewed the fiduciary obligations of directors in considering the proposed transaction and reviewed and summarized the terms of the proposed Merger Agreement that had been negotiated with BancFirst.
Following extensive discussion, the AmQuest Board concluded that the Merger Agreement was in the best interest of AmQuest and its stockholders, and, by unanimous vote, the AmQuest Board approved the Merger and directed that the Board Representatives be authorized to execute the Merger Agreement and that the Merger Agreement be submitted to a vote of the stockholders of AmQuest.

     On May 6, 1998, AmQuest and BancFirst executed the Merger Agreement and Howe Barnes delivered its written fairness opinion. On May 7, 1998, the parties issued a press release announcing the proposed Merger.

AMQUEST REASONS FOR THE MERGER; RECOMMENDATION OF AMQUEST BOARD

     In reaching its decision to recommend approval of the Merger, the AmQuest Board considered a variety of factors. Among other factors, the AmQuest Board considered:

     (i) The financial terms of the Merger, including the Exchange Ratio, and the value of the consideration to be received by AmQuest stockholders resulting from the Exchange Ratio in relation to AmQuest's book value and earnings and compared to consideration paid in comparable sale transactions and the consideration offered by other bidders.

     (ii) The business and financial condition of BancFirst, the nature of its franchise, its historic profitability, its business and operating philosophy, its business mix and its stock price performance.

     (iii) The liquidity available to stockholders of AmQuest resulting from receiving publicly traded shares of BancFirst.

     (iv) The treatment of a Merger as a tax free exchange of AmQuest Common Stock for BancFirst Common Stock for federal income tax purposes.

     (v) The opinion of Howe Barnes, based upon the procedures and subject to the assumptions made, matters considered and limitations set forth in its opinion, as to the fairness, from a financial point of view, of the Merger Consideration to the holders of AmQuest Common Stock.

     (vi) The prior experience of BancFirst in implementing and closing bank acquisitions and the likelihood that the required regulatory approvals could be obtained to consummate the Merger.

     (vii) The likelihood that the Merger with BancFirst would make AmQuest a stronger entity, better able to serve the convenience and needs of its community and customers as a result of being affiliated with a substantially larger banking institution, thereby affording access to greater financial and managerial resources and a broader array of potential products, services and technologies.

     (viii) The diversification of investment risk available to holders of AmQuest Common Stock who would own shares in a larger financial institution.

     The foregoing discussion of the information and factors considered by the AmQuest Board is not intended to be exhaustive but is believed to include the material factors considered by the AmQuest Board in reaching its determination to approve and recommend the Merger. The AmQuest Board did not assign any relative or specific weights to the foregoing factors, and the individual directors may have given differing weights to different factors.

FOR THE REASONS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF AMQUEST UNANIMOUSLY RECOMMENDS THAT THE AMQUEST STOCKHOLDERS VOTE "FOR" THE MERGER AGREEMENT.

OPINION OF AMQUEST'S FINANCIAL ADVISOR

     At the meeting of the AmQuest Board on May 6, 1998, at which the terms of the proposed Merger were discussed and considered, Howe Barnes rendered an opinion to the AmQuest Board that, as of the date of such opinion and based upon the matters set forth in such opinion, the Merger Consideration was fair, from a financial point of view, to the holders of AmQuest Common Stock.

     THE FULL TEXT OF HOWE BARNES' OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITS ON THE REVIEW UNDERTAKEN BY HOWE BARNES, IS ATTACHED AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE HOWE BARNES OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRELY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. AMQUEST STOCKHOLDERS ARE URGED TO READ THE HOWE BARNES OPINION IN ITS ENTIRETY.

     Howe Barnes' opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to the holders of AmQuest Common Stock and does not address AmQuest's underlying business decision to proceed with the Merger, nor does it express an opinion as to the prices at which shares of BancFirst Common Stock issued in the Merger may trade if and when they are issued or at any future time. The opinion is directed to the Merger Consideration in the Merger and does not constitute a recommendation to any holder of AmQuest Common Stock as to how such holder should vote with respect to the Merger Agreement at any meeting of holders of AmQuest Common Stock.

     Howe Barnes, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes.

     For purposes of its opinion dated May 6, 1998 and in connection with its review of the proposed transaction with BancFirst, Howe Barnes, among other things: (i) participated in discussions with representatives of AmQuest concerning AmQuest's financial condition, businesses, assets, earnings, prospects, and such representative's views as to AmQuest's future financial performance; (ii) reviewed the terms of the Merger Agreement; (iii) reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of AmQuest and BancFirst, including those included in their respective Annual Reports or Form 10-K for the past three years ended and the respective Quarterly Reports or Form 10-Q for the periods ended September 30, 1997, June 30, 1997, and March 31, 1997, as well as other internally generated reports relating to asset/liability management, asset quality, and so forth; (iv) reviewed certain financial forecasts and projections of AmQuest prepared by its management and reviewed publicly available information, earnings estimates, and research reports available for BancFirst;
(v) discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of AmQuest with certain members of management; (vi) reviewed reported market prices and historical trading activity of BancFirst Common Stock; (vii) reviewed certain aspects of the financial performance of AmQuest and BancFirst and compared such financial performance of AmQuest and BancFirst, together with stock market data relating to BancFirst Common Stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and
(viii) reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

     In conducting its review and rendering its opinion dated the date hereof, Howe Barnes assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to Howe Barnes by AmQuest, BancFirst, and their respective representatives, and of the publicly available information that was reviewed by Howe Barnes. Howe Barnes is not an expert in the evaluation of allowances of loan losses and has not independently verified such allowances, and has relied on and assumed that the aggregate allowance for loan losses set forth in the balance sheets of each of AmQuest and BancFirst at December 31, 1997, are adequate to cover such losses and complied fully with applicable law, regulatory policy, and sound banking practice as of the date of such financial statements. Howe Barnes was not retained to and did not conduct a physical inspection of any of the properties or facilities or prospects of AmQuest or BancFirst, and was not furnished with any such evaluation or appraisal. Howe Barnes' opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

     The following is a brief summary of the analyses presented by Howe Barnes to the AmQuest Board in connection with Howe Barnes' written opinion.

     Stock Trading History. Howe Barnes examined the history of trading prices and volume of BancFirst Common Stock and the relationship between the movements of such trading prices to movements of the Standard & Poor's 500 Index, other financial indices, and of the trading prices of the common stocks of the companies in the BancFirst Peer Group (consisting of Alabama National BanCorporation, BancorpSouth, Inc., Capital City Bank Group, Inc., Carolina First Corporation, Century South Banks, Inc., City Holding Company, F & M National Corporation, First Financial Bankshares, Inc., First United Bancshares, Inc., Hamilton Bancorp Inc., Hancock Holding Company, Horizon Bancorp, Inc., International Bancshares Corporation, MainStreet BankGroup Incorporated, National Commerce Bancorporation, Republic Bancshares, Inc., Republic Banking Corporation of Florida, Republic Security Financial Corporation, Simmons First National Corporation, Southwest Bancorporation of Texas, Inc., Sterling Bancshares, Inc., Texas Regional Bancshares, Inc., Triangle Bancorp, Inc., United Bankshares, Inc., WesBanco, Inc., and Whitney Holding Corporation), all of which are publicly-traded bank holding companies located in the Southeast, South and Southwest United States with total assets between $1.0 billion and $5.0 billion. The companies in the BancFirst Peer Group are similar in size to BancFirst, and operate in an economic, geographic, and demographic environment that Howe Barnes deemed to be similar to the environment in which BancFirst operates. Comparative financial statistics were reviewed and particular attention was given to the one-year period leading up to the date of the fairness opinion. AmQuest Common Stock is not quoted on an organized exchange and no active trading market has developed for the Common Stock of AmQuest.

     Comparable Company Analysis. Howe Barnes calculated, reviewed, and compared selected publicly-available financial data and ratios (at or for the twelve months ended March 31, 1998) and trading multiples (as of May 5, 1998) for BancFirst to the corresponding ratios and multiples of the BancFirst Peer Group. The trading multiples used in comparing BancFirst to the BancFirst Peer Group were market price as a multiple of: (i) book value (which was 2.26x for BancFirst as compared to a mean of 2.89x for the BancFirst Peer Group); (ii) tangible book value (which was 2.84x for BancFirst as compared to a mean of 3.26x for the BancFirst Peer Group); (iii) earnings per share ("EPS") for the twelve months ended March 31, 1998 (which was 17.9x for BancFirst compared to a mean of 22.2x for the BancFirst Peer Group); (iv) 1998 estimated EPS (which was 18.0x for BancFirst compared to a mean of 19.6x for the BancFirst Peer Group); and (v) 1999 estimated EPS (which was 15.8x for BancFirst compared to a mean 17.3x for the BancFirst Peer Group). Howe Barnes used earnings estimates as published by the Institutional Brokers Estimate System ("IBES"), where available, for the companies comprising the BancFirst Peer Group. IBES is a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors. Where IBES estimates were not available, Howe Barnes used consensus earnings estimates from alternative publicly-recognized earnings estimate services.

     Since AmQuest Common Stock does not trade on any organized exchange and an active market for AmQuest Common Stock has not developed, the usefulness of comparing trading multiples of AmQuest to a comparable company peer group is diminished.

     Comparable Transaction Analysis. As part of its analyses, Howe Barnes reviewed 21 completed or pending comparable mergers and acquisitions of commercial banks and bank holding companies headquartered throughout the United States announced from May 1, 1997, to April 13, 1998, in which total assets of the acquired company were in the approximate range of $400 million to $800 million ("Comparable Transactions"). For each transaction for which data was available, Howe Barnes calculated the multiple of the offer value to the acquired company's: (i) EPS for the twelve months preceding ("LTM"); (ii) book value per share; and (iii) premium to core deposits.

     The calculations for the Comparable Transactions yielded a range of multiples of offer value to LTM of 16.6x to 33.5x, with a mean of 23.0x and a median of 21.9x; a range of multiples of offer value to book value of 1.62x to 3.98x, with a mean of 2.73x and a median of 2.71x; a range of multiples of offer value to tangible book value of 1.92x to 4.84x, with a mean of 2.94x and a median of 2.83x; and a range of percentages of offer value premium to core deposits of 11.4% to 50.3%, with a mean of 23.6% and a median of 22.4%.

     Howe Barnes compared these multiples with the corresponding multiples for the Merger, valuing the Merger Consideration at $118.0 million or $37.32 per share based on the market price of BancFirst Common Stock on May 5, 1998. In calculating the multiples for the Merger, Howe Barnes used AmQuest's EPS for the twelve months ended March 31, 1998, and book value per share and core deposits as of March 31, 1998. Howe Barnes calculated that the Merger Consideration represented multiples of 26.2 of AmQuest's LTM, 2.25x its book value per share, 2.66x its tangible book value per share, and a core deposit premium of 16.2%.

     No company or transaction used in the above analyses as a comparison is identical to AmQuest, BancFirst, or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial operating characteristics, including, among other things, differences in revenue composition and earnings performance among the companies, and other facts that could affect the public trading value of the companies to which they are being compared.

     Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Howe Barnes estimated the future dividend streams that AmQuest could produce over the period from January 1, 1998, through December 31, 2002, assuming annual asset growth rates ranges between 5.0% and 7.0%; and further assumed AmQuest performed in accordance with recent historical trends (after adjusting for one-time gains and losses) and the future outlook of AmQuest management. Howe Barnes calculated terminal values as a perpetuity with asset growth rates ranging from 3.0% to 5.0%. The dividend streams and terminal value were discounted to present values as of December 31, 1997, using discount rates ranging from 12.0% to 14.0%, which reflects different assumptions regarding the required rates of return to holders and prospective buyers of AmQuest Common Stock. Howe Barnes estimated a range of terminal values by applying multiples ranging from 18 times to 22 times estimated year-end 2002 net income. The range of terminal multiples was chosen based on past and current trading multiples of institutions similar to AmQuest and past and current multiples of comparable merger and acquisition transactions. The range of present values of AmQuest resulting from this analysis was $76.3 million to $99.3 million, or $24.14 to $31.42 per share.

     The foregoing is a summary of the material financial analyses performed by Howe Barnes and presented to the AmQuest Board, but does not purport to be a complete description of the analyses performed by Howe Barnes. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, Howe Barnes did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Howe Barnes' opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Howe Barnes' view of the actual value of AmQuest, or the current or future trading price for BancFirst Common Stock.

     In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of AmQuest and BancFirst. The analyses performed by Howe Barnes are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Howe Barnes' analysis of the fairness of the Merger Consideration, from a financial point of view, to the holders of AmQuest Common Stock. The analyses do not purport to be appraisals or to reflect the prices at which a company or its securities may actually be bought or sold.

     Pursuant to the terms of a letter agreement dated January 27, 1998, AmQuest agreed to pay Howe Barnes for its services in connection with the Merger, including the rendering of its opinion. AmQuest has paid Howe Barnes an up-front fee of $50,000 and a second fee of $150,000 for its Board of Directors presentation and written opinion rendered May 6, 1998. Pursuant to its engagement of Howe Barnes, AmQuest agreed to pay Howe Barnes a transaction fee, calculated as a percentage of the aggregate value of the Merger Consideration as of the time of consummation, estimated to be approximately $775,000 (less the $200,000 in up-front and fairness opinion fees), payable on the Closing Date, for advisory services rendered in connection with reaching the Merger Agreement. In addition, AmQuest agreed to indemnify Howe Barnes and certain related parties against certain liabilities arising out of its engagement, including liabilities under the federal securities laws.

BANCFIRST REASONS FOR THE MERGER; RECOMMENDATION OF BANCFIRST BOARD

     In reaching its determination to approve the Merger, the BancFirst Board considered various factors, including the following:

     (i) The consistency of the Merger with BancFirst strategy for enhancing long-term stockholder value through external expansion. Relevant considerations included (a) the location of AmQuest's banking locations; (b) the market share of AmQuest in southwestern Oklahoma and its position as one of the top ten banking institutions in the state of Oklahoma; (c) the fact that the Merger would result in a BancFirst franchise having a number one market share in three Oklahoma counties (Carter, Comanche and Stephens); (d) increased revenue opportunities from the sale of BancFirst products and services to AmQuest customers; (e) opportunities to leverage capacity in technological advances over a larger customer base.

     (ii) Certain financial information about the Merger, BancFirst and AmQuest. This information included, but was not limited to, information with regard to valuation analyses, pro forma analyses, comparative financial data, efficiencies and cost savings opportunities, and comparable merger and acquisition transactions as presented by BancFirst senior management.

     (iii) Certain terms and other aspects of the Merger, including information about the terms of the Merger Agreement, the tax-free status of the transaction to BancFirst, the ability of BancFirst to account for the transaction as a pooling of interests, and the likelihood of all required regulatory approvals being obtained in order to consummate the Merger.

     The foregoing discussion of the information and factors considered by the BancFirst Board is not intended to be exhaustive but is believed to encompass all material factors considered by BancFirst Board in reaching its determination to approve the Merger and recommend that BancFirst stockholders vote to approve the issuance of shares of BancFirst Common Stock to stockholders of AmQuest pursuant to the Merger Agreement. In reaching its determination, the BancFirst Board did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors.

FOR THE REASONS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF BANCFIRST UNANIMOUSLY RECOMMENDS THAT THE BANCFIRST STOCKHOLDERS VOTE "FOR" THE MERGER AGREEMENT.

STRUCTURE OF THE MERGER

     Subject to the terms and conditions of the Merger Agreement and in accordance with the OGCA, at the Effective Time, AmQuest will merge with and into BancFirst. BancFirst will be the surviving corporation in the Merger, and will continue its corporate existence under Oklahoma law. At the Effective Time, the separate corporate existence of AmQuest will terminate. The BancFirst Charter, as in effect immediately prior to the Effective Time (and as amended and restated as described herein), will be the Certificate of Incorporation of the surviving corporation, and the By-laws of BancFirst, as in effect immediately prior to the Effective Time, will be the By-laws of the surviving corporation.

MERGER CONSIDERATION

     Upon consummation of the Merger, except as described below, each outstanding share of AmQuest Common Stock, other than shares held in AmQuest's treasury, will be automatically converted (except that cash will be paid in lieu of fractional shares as described under "Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares" below) into .7917 fully paid and nonassessable shares of BancFirst Common Stock. Any shares of AmQuest Common Stock owned immediately prior to the Effective Time by AmQuest will be cancelled.

     The Exchange Ratio is subject to possible adjustment if, as of the close of the month immediately preceding the Effective Time, and at the Effective Time, AmQuest does not have a minimum stockholders' equity determined in accordance with generally accepted accounting principles as shown on the following table ("Minimum Stockholders' Equity"):

     August 31, 1998       $54,160,882
     September 30, 1998    $54,650,741
     October 31, 1998      $55,140,600
     November 30, 1998     $55,630,459

     The above amounts are exclusive of:

     (i) any increase in stockholders' equity as a result of exercise of stock options;

     (ii) additional compensation, if any, offered by BancFirst prior to the Effective Time to employees of AmQuest in order to induce them to remain with BancFirst subsequent to the Effective Time;

     (iii) any other expenses or adjustments otherwise mutually agreed by the parties, including expenses relating to premises;

     (iv) the change in unrealized gains or losses subsequent to March 31, 1998, with respect to available for sale securities or any realized gains on sales of securities. Realized losses on sales of securities shall be excluded for transactions approved by BancFirst; and

     (v) any loss not exceeding $150,000 incurred by AmQuest in the sale of its Cache, Oklahoma, branch.

     In the event that the Minimum Stockholders' Equity is below the specified amount on the respective date, the total number of BancFirst shares to be issued of 2,625,000 shall be reduced by an amount equal to the deficiency divided by $40, and the Exchange Ratio shall be adjusted accordingly. Additionally, AmQuest has the right to terminate the Merger Agreement in the event that the stockholders' equity of AmQuest as of the end of the month immediately preceding the Effective Time is lower than the specified Minimum Stockholders' Equity for such date by an amount in excess of 10% of such figure. See "-Conditions to the Merger; Amendment; Termination."

     AmQuest's obligation to consummate the Merger is not conditioned upon BancFirst Common Stock continuing to trade at any specified minimum price during any period prior to the Effective Time. Because the Exchange Ratio is fixed and because the market price of BancFirst Common Stock is subject to fluctuation, the value of the shares of BancFirst Common Stock that holders of AmQuest Common Stock will receive in the Merger may increase or decrease prior to and following the Merger.

EFFECTIVE TIME

     The Effective Time will be the time of the filing of a Certificate of Merger with the Secretary of State of the State of Oklahoma or such later time as is specified in such Certificate of Merger. The filing of the Certificate of Merger will occur on a date not later than 30 days following the latter of (i) receipt of all approvals of the Federal

Reserve Board and the expiration of any required waiting periods with respect thereto; (ii) approval of the Merger by the stockholders of AmQuest; and (iii) approval of the Merger by the stockholders of BancFirst; provided, however, the Effective Time may be such other day as agreed to by BancFirst and AmQuest. The Merger Agreement provides that each of BancFirst and AmQuest shall use their best efforts to cause the Effective Time to occur on or before September 30, 1998. The Merger Agreement may be terminated by either party if, among other reasons, the Merger shall not have been consummated on or before November 30, 1998. See "-Conditions to the Merger; Amendment; Termination."

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     The conversion of AmQuest Common Stock into BancFirst Common Stock will occur automatically at the Effective Time.

     As soon as practicable after the Effective Time, BancTrust, a division of BancFirst, as Exchange Agent for BancFirst, will send a transmittal form to each former AmQuest stockholder. The transmittal form will contain instructions with respect to the surrender of certificates previously representing AmQuest Common Stock to be exchanged for BancFirst Common Stock.

     AMQUEST STOCKHOLDERS SHOULD NOT FORWARD AMQUEST STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. AMQUEST STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     After the Effective Time, each certificate that previously represented shares of AmQuest Common Stock will represent only the BancFirst Stock into which such shares were converted in the Merger and the right to receive cash in lieu of fractional shares of BancFirst Common Stock as described below.

     Holders of certificates previously representing AmQuest Common Stock will not be paid dividends or distributions declared or made after the Effective Time on the BancFirst Common Stock into which such shares have been converted, and will not be paid cash in lieu of fractional shares of BancFirst Common Stock, until such certificates are surrendered to the Exchange Agent for exchange.
When such certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of BancFirst Common Stock payable as described below will be paid without interest.

     Former holders of record immediately prior to the Effective Time of shares of AmQuest Common Stock will be entitled, at and after the Effective Time, to vote the number of shares of BancFirst Common Stock into which their shares of AmQuest Common Stock were converted in the Merger, regardless of whether the certificates formerly representing such shares of AmQuest Common Stock shall have been surrendered in exchange for certificates evidencing BancFirst Common Stock.

     All shares of BancFirst Common Stock issued upon conversion of shares of AmQuest Common Stock (including any cash issued in lieu of any fractional shares of BancFirst Common Stock), shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of AmQuest Common Stock.

     No fractional shares of BancFirst Common Stock will be issued to any AmQuest stockholder upon surrender of certificates previously representing AmQuest Common Stock. For each fractional share that would otherwise be issued, the holder thereof will be paid an amount of cash, without interest, by BancFirst on the basis of the average of the closing prices of BancFirst Common Stock as reported in The Wall Street Journal for each of the days included in the "Valuation Period," defined in the Merger Agreement to mean the ten consecutive Nasdaq trading days ending on the sixth Nasdaq trading day immediately prior to the proposed Effective Time.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains customary mutual representations and warranties relating to, among other things, (a) corporate organization and similar corporate matters; (b) the capital structures of each of BancFirst and AmQuest; (c) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (d) the accuracy of information supplied by each of BancFirst and AmQuest in connection with this

Proxy Statement/Prospectus; (e) compliance with applicable laws; (f) the absence of material litigation; (g) filing of tax returns and payment of taxes; (h) certain contracts relating to certain employment and benefits matters; (i) subsidiaries; (j) certain bank regulatory matters; (k) absence of certain material changes or events since March 31, 1998; (l) title to properties; and
(m) brokers' and finders' fees.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, BancFirst and AmQuest have each agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the time the Merger Agreement is terminated, it shall (i) carry on its business in substantially the same manner as heretofore conducted, keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by it and use its reasonable best efforts to maintain and preserve its business organization intact; (ii) not change its methods of accounting in effect at December 31, 1997, except as required by changes in generally accepted accounting principles as concurred in with its independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of its Federal income tax returns for the taxable years ending December 31, 1996 and 1997, except as required by changes in law or regulation; (iii) to the extent permitted by law, afford the other party, its officers and other authorized representatives, such access to all of its books, records, bank examination reports, tax returns, leases, contracts and documents and will furnish to the other party such information with respect to its assets and business as the other party may from time to time reasonably request in connection with the Merger Agreement and the transactions contemplated hereby; and (iv) promptly advise the other party in writing of all material corporate actions taken by its directors and shareholders, furnish the other party with copies of all monthly and other interim financial statements as they become available, and keep the other party fully informed concerning all trends and developments which in its opinion may have a material adverse effect on its and its subsidiaries' business, operations, financial condition or results of operations, taken as a whole, or on its ability to consummate the transactions contemplated hereby.

     In addition, except as specified in a schedule to the Merger Agreement, AmQuest has agreed that, without the prior written consent of BancFirst, it will not, among other things:

     (i) issue, sell or grant any warrant, option, phantom stock option, stock appreciation right or commitment of any kind for or related to, or acquire for value, any shares of its capital stock or otherwise effect any change in connection with its equity capitalization except as related to the 154,902 outstanding stock options to purchase AmQuest Common Stock;

     (ii) (a) enter into any new line of business or incur or agree to incur any obligation or liability except liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business, except as may be directed by any regulatory agency; (b) except as may be directed by any regulatory agency, change its or its subsidiaries' lending, investment, liability management and other material banking policies in any material respect; (c) except in the ordinary course of business and consistent with prior practice, grant any general or uniform increase in the rates of pay of employees; (d) establish any new employee benefit plan or amend any existing plan (except as required by law) so as to increase by any significant amount the benefits payable thereunder; (e) sell any assets except in the ordinary course of business and in an aggregate amount not exceeding $50,000; (f) incur or commit to any capital expenditures other than in the ordinary course of business (which will in no event include the establishment of new branches or any other facilities or any capital expenditures in excess of $100,000 for any individual project for any purpose); or (g) merge into, consolidate with or permit any other corporation to be merged or consolidated with it or any subsidiary or acquire outside of the ordinary course of business part of or all the assets or stock of any other corporation or person; or

     (iii) notify BancFirst prior to the origination of any new loan or an advance on an existing loan of $1,000,000 or more.

     Except as specified in a schedule to the Merger Agreement, BancFirst has agreed that, without the prior written consent of AmQuest, it will not, among other things:

     (i) adopt or implement any amendment to its Certificate of Incorporation, except for the purpose of increasing authorized shares of BancFirst Common Stock, or any plan of consolidation, merger or reorganization which would affect in any manner the terms and provisions of the shares of BancFirst Common Stock or the rights of the holders of such shares or reclassify any of the BancFirst Common Stock; or

     (ii) make or agree to make any acquisition, or take any other action, that adversely affects its ability to consummate the transactions contemplated by the Merger Agreement and will otherwise continue to conduct its business operations and will cause the operations of its subsidiaries to be conducted in a manner consistent with past operating practices (it being agreed that any acquisition, merger, consolidation or reorganization which involves the creation of not more than $3 million in intangible assets on the books of BancFirst or which involves the acquisition of not more than $100 million in total assets shall be deemed to be consistent with past operating practices).

     Additionally, the Merger Agreement provides that beginning with the second quarter of 1998, and for each quarter thereafter prior to the calendar quarter in which the Effective Time occurs, AmQuest may declare and pay a quarterly dividend on the AmQuest Common Stock not to exceed $0.04 per share. BancFirst and AmQuest have also agreed, pursuant to the Merger Agreement, to coordinate the dividend record and payment dates for the quarter in which the Effective Time occurs such that the AmQuest stockholders will receive a quarterly dividend from either AmQuest or BancFirst, but not from both, with respect to such quarter.

CONDITIONS TO THE MERGER; AMENDMENT; TERMINATION

     Consummation of the Merger is subject to satisfaction of a number of conditions, including:

     (i) the receipt of all necessary approvals of the transactions contemplated by the Merger Agreement by governmental agencies and authorities, including the Federal Reserve Board, and such approval shall remain in full force and effect at the Effective Time;

     (ii) there being no change in the consolidated financial condition, aggregate net assets, stockholders' equity, business or operating results of AmQuest and its subsidiaries, taken as a whole, or BancFirst and its subsidiaries, taken as a whole, from March 31, 1998 to the Effective Time, that has had a material adverse effect on the business, operations, financial condition or results of operations of BancFirst and its subsidiaries, taken as a whole, or AmQuest and its subsidiaries, taken as a whole, or on the ability of BancFirst, on the one hand, or AmQuest to consummate the transactions contemplated by the Merger Agreement (a "BancFirst Material Adverse Effect" or a "AmQuest Material Adverse Effect," as the case may be);

     (iii) compliance by AmQuest and BancFirst with their respective covenants and confirmation of their respective representations and warranties as set forth in the Merger Agreement;

     (iv) approval of the Merger Agreement and the Merger by the requisite affirmative vote of stockholders of AmQuest and BancFirst;

     (v) receipt by AmQuest and BancFirst of the opinion, dated as of the Effective Time, relative to the Federal income tax consequences of the Merger referred to under the caption "-Federal Income Tax Consequences of the Merger";

     (vi) receipt by BancFirst of an opinion from AmQuest's counsel and receipt by AmQuest of an opinion from counsel for BancFirst, which opinions are to be in the general form of those annexed to the Merger Agreement;

     (vii) the Registration Statement of which this Proxy Statement/Prospectus forms a part, registering the shares of BancFirst Common Stock to be issued in exchange for AmQuest Common Stock, shall have become effective and no stop order suspending the effectiveness will have been issued and no proceedings for that purpose will have been initiated or threatened by the Commission;

     (viii) the aggregate of (a) the fractional share interests of BancFirst Common Stock to be paid in cash and (b) the shares of BancFirst Common Stock to which holders of AmQuest Common Stock would have been entitled as of the Effective Time but who, as of the Effective Time, have taken steps to perfect their rights as dissenting shareholders pursuant to the provisions of applicable law, shall not be more than 10% of the maximum aggregate number of shares of BancFirst Common Stock which could be issued as a result of the Merger, provided, however, that "tainted" shares held as treasury stock by AmQuest shall be regarded as dissenting shares for purposes of such computation;

     (ix)   The Merger shall qualify as a pooling of interests; and

     (x) BancFirst shall have received the written undertaking (the "Affiliate Undertaking") of each "affiliate" of AMQUEST (as that term is used in Rules 144 and 145 promulgated by the Commission under the Securities Act), providing that such Affiliate will not transfer any shares of BancFirst Common Stock received in the Merger except in compliance with the Securities Act and in compliance with the requirements of Accounting Principles Board Opinion No. 16 and related pronouncements regarding the non-disposition of any shares of BancFirst Common Stock or AmQuest Common Stock (or any interest therein) during the period commencing 31 days prior to the Closing Date through the date on which financial results covering at least 30 days of combined operations of BancFirst and AmQuest after the Merger have been published.

     Additionally, the obligations of BancFirst to consummate the Merger are subject to the following other conditions:

     (i) The allowance for loan losses of AmQuest shall be not less than .90% of gross loans.

     (ii) The total number of shares of AmQuest Common Stock issued and outstanding (not including treasury shares held by AmQuest), including the total number of shares of AmQuest Common Stock related to outstanding and unexercised options related to AmQuest Common Stock, shall not be more than 3,315,653 shares.

     It is a condition to AmQuest's obligation to consummate the Merger that cumulative earnings per share of BancFirst Common Stock reported by BancFirst for calendar quarters beginning with the second quarter of 1998 through the most recent quarter preceding the quarter in which the Effective Time shall occur (or if the Effective Time occurs within 20 days following the close of a calendar quarter, then the next preceding calendar quarter) shall be greater than or equal to the amount calculated by multiplying (x) $.62 by (y) the number of full calendar quarters which have passed since March 31, 1998 and for which earnings per share of BancFirst Common Stock have been reported as of such date, times
(z) 0.9. As used in this Section, "reported" means reported on BancFirst's quarterly financial statements prepared in accordance with generally accepted accounting principles applied on a basis consistent with BancFirst's financial statements for the year ended December 31, 1997, as included in BancFirst's report to the Commission on Form 10-K.

     To determine if this earnings test is met, BancFirst's reported earnings per share are adjusted to eliminate the effect of any changes in accounting principles required to be adopted by BancFirst by any regulatory authority or under generally accepted accounting principles. Earnings per share reported by BancFirst for the quarter ended June 30, 1998 were $0.61.

     Any of the provisions of the Merger Agreement, including the foregoing conditions, may be waived at any time by the party which is, or the stockholders of which are, entitled to the benefits thereof. The Merger Agreement may be amended or modified in whole or in part by a duly authorized written agreement of the parties. However, after the stockholders of AmQuest have approved the Merger Agreement, AmQuest may only amend or modify the Merger Agreement if, in the opinion of AmQuest's Board, such amendment or modification will not have any material adverse effect on the benefits intended under the Merger Agreement for the stockholders of AmQuest, and will not require resolicitation of any proxies from such stockholders.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of AmQuest, by written notice from BancFirst to AmQuest, or from AmQuest to BancFirst, as the case may be, upon the occurrence of any of the following: (i) if any material condition to either party's obligations under the Merger Agreement is not substantially satisfied or waived at the time or times contemplated thereby (each party's right to terminate under this clause (i) relates only to conditions to that party's obligations); (ii) in the event of a material breach by a party of any representation, warranty, condition or agreement contained in the Merger Agreement that is not cured within 30 days of the time that written notice of such breach is received by such party from the other party; or (iii) if the Merger shall not have been consummated on or before November 30, 1998.

     The Merger Agreement also may be terminated, and the Merger thereby abandoned (whether before or after approval of the merger by the stockholder of BancFirst or by AmQuest's stockholders), by the mutual written consent of the Boards of Directors of AmQuest or BancFirst at any time prior to the Effective Time.

     Additionally, AmQuest has the right to terminate the Merger Agreement in the event that the stockholders' equity of AmQuest as of the end of the month immediately preceding the Effective Time is lower than the specified Minimum Stockholders' Equity for such date by an amount in excess of 10% of such figure.

     If the Merger Agreement is terminated otherwise than by a willful breach of any party to the Merger Agreement or pursuant to, AmQuest and BancFirst will each pay all of its own expenses incurred incident to such transaction, except for printing expenses which will be paid by BancFirst, and neither BancFirst nor AmQuest shall have any liability to any other party under the Merger Agreement of any nature whatever (except for BancFirst's obligations related to the printing of the proxy solicitation materials), including any liability for damages.

     If termination of the Merger Agreement shall be judicially determined to have been caused by willful breach of the Merger Agreement, then, in addition to other remedies at law or equity for breach of the Merger Agreement, the party so found to have willfully breached the Merger Agreement shall indemnify the other parties for their respective costs, fees and expenses of their counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and their shareholders' meetings and consents.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

Availability of Appraisal Rights

     Under the OGCA, holders of BancFirst Common Stock have no dissenters' or appraisal rights in connection with the Merger. However, holders of record of AmQuest Common Stock will have the right to exercise dissenters' appraisal rights under the OGCA. Pursuant to Section 1091 of the OGCA, holders of record of AmQuest Common Stock who object to the Merger in writing and who follow the procedures prescribed by Section 1091 will be entitled to receive a cash payment equal to the value of the AmQuest Common Stock held by them in lieu of receiving the consideration proposed under the Merger Agreement. Set forth below is a summary of the procedures that holders of AmQuest Common Stock must follow in order to exercise dissenters' appraisal rights under Section 1091. This summary does not purport to be complete and is qualified in its entirety by reference to
Section 1091, a copy of which, as of the date hereof, is attached hereto as Appendix C and is incorporated herein by reference, and to any amendments to, or modifications of, such provisions as may be adopted after the date hereof.

     ANY HOLDER OF AMQUEST COMMON STOCK CONTEMPLATING THE POSSIBILITY OF OBJECTING TO THE MERGER IN WRITING SHOULD CAREFULLY REVIEW THE TEXT OF APPENDIX C (PARTICULARLY THE SPECIFIED PROCEDURAL STEPS REQUIRED TO PERFECT DISSENTERS' APPRAISAL RIGHTS) AND SHOULD CONSULT AS APPROPRIATE WITH SUCH HOLDER'S LEGAL COUNSEL. DISSENTERS' APPRAISAL RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 1091 OF THE OGCA ARE NOT FULLY AND PRECISELY SATISFIED.

Exercise of Appraisal Rights

     A stockholder of AmQuest who desires to dissent from the Merger pursuant to
Section 1091 of the OGCA and receive cash payment for his or her shares must comply with each of the following conditions and requirements:

     1. Such stockholder must deliver to AmQuest, before the taking of the vote on the Merger a written demand for appraisal of such stockholder's shares. Such demand should be delivered or mailed in time to arrive before the vote to be taken at the AmQuest Special Meeting, to AmQuest at its address set forth on the cover page of this Proxy Statement/Prospectus, to the attention of the corporate secretary. Such a written demand must be made in addition to, and separate from, any proxy or vote against adoption and approval of, the Merger. Neither a proxy vote against, nor a vote at the AmQuest Special Meeting against, nor a failure to vote for, nor abstaining from voting on the Merger will constitute the required written demand.

     2. Such stockholder must not vote by proxy or in person in favor of adoption and approval of the Merger. A stockholder who executes and returns an unmarked proxy will have his or her shares of AmQuest Common Stock voted in favor of the Merger, and, as a consequence thereof, will be foreclosed from exercising any rights as a dissenting stockholder. A stockholder who abstains from voting by marking a proxy "abstain" or by otherwise not voting will not thereby be foreclosed from exercising dissenters' rights. The failure of a stockholder to vote at the AmQuest Special Meeting will not constitute a waiver of his or her rights as a dissenting stockholder.

     Within 10 days from the Effective Time of the Merger, BancFirst must mail to any stockholder who has complied with the two conditions described above (a "Dissenting Stockholder") written notice that the Merger has become effective.

     Within 120 days after the Effective Time of the Merger, either BancFirst or any Dissenting Stockholder may file a petition with the district court demanding a determination of the value of the stock of all Dissenting Stockholders of AmQuest represented by the shares of stock owned by the Dissenting Stockholder. Any Dissenting Stockholder may, at any time within 60 days after the Effective Time of the Merger, withdraw the demand for appraisal and accept the terms of the Merger Agreement. Dissenting Stockholders are entitled to receive from BancFirst, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.

     If such an action is commenced, BancFirst would be required to file with the court a certified list containing the names and addresses of all Dissenting Stockholders. If so ordered by the court, the clerk of the court would then give notice of the time and place fixed for the hearing on the petition by registered or certified mail to BancFirst and to all Dissenting Stockholders. Such notice would also be published in a newspaper of general circulation in Oklahoma City, Oklahoma or such other publication as the court deems advisable.

     At the hearing, the court would determine the stockholders who have perfected their dissenters' rights and may require them to submit their stock certificates to the court clerk for notation thereon of the pendency of the appraisal proceedings, and may dismiss the proceedings with respect to any Dissenting Stockholder who fails to comply with that order. The court would then, taking into account all relevant factors, determine the fair value of the stock of all of the Dissenting Stockholders of such corporation exclusive of any element of value arising from the accomplishment or expectation of the Merger, and order its payment to the Dissenting Stockholders, together with a fair rate of interest, if any, to be paid upon such amount. Discovery and other pretrial proceedings would be conducted to the extent permitted by the court in its discretion. Interest may be simple or compound as the court may direct. Court costs would be imposed upon the parties as the court directs. Upon application of any Dissenting Stockholder, the court may order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceedings, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against all of the shares entitled to an appraisal.

     Any stockholder who has duly demanded appraisal in compliance with Section 1091 of the OGCA will not, after the Effective Time, be entitled to vote for any purpose the shares of stock subject to such demand or to receive payment of dividends or other distributions with respect to the shares held by such holder, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time of the Merger.

     A demand for appraisal must be made by or for and in the name of the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's stock certificates. Such demand cannot be made by the beneficial owner if the stockholder does not also hold the shares of record. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, such demand must be executed by the fiduciary. If the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner.

     A record owner, such as a broker, who holds stock as a nominee for others, may exercise the right of appraisal with respect to the shares held for all or less than all beneficial owners of shares held by the record owner. In such case, the written demand must set forth the number of shares as to which appraisal is sought. If the number of shares as to which appraisal is sought is not expressly mentioned, the demand will be presumed to cover all shares of stock outstanding in the name of such record owner. Persons whose shares are held by brokers or other nominees and who desire to exercise dissenters' rights of appraisal should consider either (a) arranging to have their shares transferred into their own names of record and making the necessary written demand for appraisal or (b) arranging to have their broker or other nominee, as the case may be, take all of the steps necessary to comply with the applicable statute.

     Stockholders who have elected to dissent are bound by their election unless they withdraw their demand within 60 days after the Effective Time and may not thereafter withdraw their election and receive BancFirst Common Stock or cash, as the case may be, without the written consent of BancFirst.

     The foregoing summary does not purport to be a complete statement of the appraisal rights of dissenting stockholders, and is qualified in its entirety by reference to the applicable provisions of Section 1091 of the OGCA, which are reproduced in full as Appendix C to this Proxy Statement/Prospectus.

REGULATORY APPROVALS

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to Sections 3 and 4 of the BHCA. BancFirst filed its application with the Federal Reserve Board on June 19, 1998, and approval of the Merger was granted on July 30, 1998. Under Section 3 of the BHCA, the Merger and the Subsidiary Bank Mergers may not be consummated for 30 days from the date of such approval (unless such period is extended by the Federal Reserve Board), during which time the United States Department of Justice (the "DOJ") may challenge the Merger on antitrust grounds and seek the divestiture of assets and liabilities.

     Additionally, the Subsidiary Bank Mergers are subject to the approval of the Oklahoma State Banking Department. However, approval of the Subsidiary Bank Mergers by the Oklahoma State Banking Department is not a condition to the consummation of the Merger.

     BancFirst and AmQuest are not aware of any other governmental approvals or actions that are required prior to the parties' consummation of the Merger other than those described herein. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

     The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes which (i) would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

     In reviewing a transaction under the applicable statutes, the Federal Reserve Board will also consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of the above factors, it is anticipated that the Federal Reserve Board will consider the regulatory status of BancFirst and AmQuest and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 and the regulations promulgated thereunder.

     Under the Community Reinvestment Act of 1977, as amended (the "C.R.A."), the Federal Reserve Board must also take into account the record of performance of each of BancFirst and AmQuest in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by each company. As of the date of this Proxy Statement/Prospectus, each of the depository institution subsidiaries of BancFirst and AmQuest received a C.R.A. rating of satisfactory in its most recent C.R.A. examination.

     The Federal Reserve Board will furnish notice and a copy of the application for approval of the Merger to the Office of the Comptroller of the Currency (the "OCC"), the FDIC and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within such 30-day period. The BHCA and Federal Reserve Board regulations also require publication of notice of, and the opportunity for public comment on, the application submitted by BancFirst for approval of the Merger and authorize the Federal Reserve Board to hold a public hearing in connection therewith if the Federal Reserve Board determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve Board.

     The Merger may not be consummated until 30 days after Federal Reserve Board approval, during which time the DOJ may challenge the Merger on antitrust grounds and seek the divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action by the DOJ would stay the effectiveness of Federal Reserve Board approval of the Merger unless a court specifically orders otherwise. In reviewing the Merger, the DOJ could analyze the effect of the Merger on competition differently than the Federal Reserve Board and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the competitive effects of the Merger. Failure of the DOJ to object to the Merger may not prevent the filing of antitrust actions by private persons or the attorney general of the State of Oklahoma.

     In general, the Federal Reserve Board and the DOJ will examine the impact of the Merger on competition in various product and geographic markets, including competition for deposits and loans.

     Oklahoma banking law prohibits a bank holding company from acquiring control of a bank, or one or more branches of a bank, if the total deposits in all banks, and branches of banks, in Oklahoma controlled by the bank holding company would exceed 15% of the total deposits in all insured depository financial institutions in Oklahoma (which also includes savings institutions). BancFirst believes that, as a result of the Merger, it will control approximately 5.5% of such total deposits in Oklahoma (based on total pro forma
deposits at March 31, 1998 of approximately $1.85 billion).   Accordingly, such
statutory limitation should not operate to prohibit the Merger.

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of BancFirst and AmQuest will be carried forward after the Effective Time into the consolidated financial statements of BancFirst at their recorded amounts; the consolidated income of BancFirst will include income of BancFirst and AmQuest for the entire fiscal year in which the Merger occurs; the separately reported income of BancFirst and AmQuest for prior periods will be combined and restated as consolidated income of BancFirst.

     The Merger Agreement provides that a condition to the obligations of BancFirst and AmQuest to consummate the Merger is the qualification of the Merger for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16 and related pronouncements if consummated in accordance with the Merger Agreement. In the event such condition is not met, the Merger would not be consummated unless the condition was waived by BancFirst and AmQuest (which BancFirst has indicated it does not intend to do) and the approval of BancFirst and AmQuest stockholders entitled to vote on the Merger was resolicited if such change in accounting treatment were deemed material to the financial condition and results of operations of BancFirst on a pro forma basis assuming consummation of the Merger. As of the date of this Proxy Statement/Prospectus, BancFirst and AmQuest are not aware of any existing facts or circumstances which would preclude the Merger from qualifying as a pooling of interests.

     The unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "SELECTED COMPARATIVE PER SHARE DATA" and "SELECTED CONSOLIDATED FINANCIAL DATA" and "UNAUDITED PRO FORMA FINANCIAL DATA."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a summary of certain material United States Federal income tax consequences of the Merger, including certain consequences to holders of AmQuest Common Stock who are citizens or residents of the United States and who hold their shares as capital assets. It does not discuss all tax consequences that may be relevant to AmQuest stockholders subject to special Federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons) or to AmQuest stockholders who acquired their shares of AmQuest Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary does not address the state, local or foreign tax consequences of the Merger, if any.

     Pursuant to the terms of the Merger Agreement, AmQuest and BancFirst have received an opinion from Crowe & Dunlevy to the effect that, based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the regulations thereunder and rulings issued by the Internal Revenue Service in transactions similar to those contemplated by the Merger Agreement and assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by AmQuest and BancFirst for Federal income tax purposes:

     (1) The Merger will constitute a reorganization within the meaning of
     Section 368(a)(1)(A) of the Internal Revenue Code;

     (2) Each of AmQuest and BancFirst will be a party to such reorganization within the meaning of Section 368(b) of the Code;

     (3) No gain or loss will be recognized by AmQuest or BancFirst as a result of the Merger;

     (4) No gain or loss will be recognized by the stockholders of AmQuest on the exchange of their shares of AmQuest Common Stock for shares of BancFirst Common Stock, except as described below with respect to cash received for fractional share interests to which they may be entitled;

     (5) The Federal income tax basis of the BancFirst Common Stock received by holders of AmQuest Common Stock for their shares of AmQuest Common Stock will be the same as the Federal income tax basis of the AmQuest Common Stock surrendered in exchange therefor (reduced by any amount allocated to fractional share interests for which cash is received); and

     (6) The holding period of the BancFirst Common Stock received by a holder of AmQuest Common Stock will include the period for which the AmQuest Common Stock exchanged therefor was held, provided the exchanged AmQuest Common Stock was held as a capital asset by such holder on the date of the exchange.

     An AmQuest stockholder who receives cash in lieu of a fractional share interest in BancFirst Common stock will be treated as having received the cash in redemption of the fractional share interest. The receipt of cash in lieu of a fractional share interest should generally result in capital gain or loss to the holder equal to the difference between the amount of cash received and the portion of the holder's Federal income tax basis in the AmQuest Common Stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the BancFirst Common Stock received, determined as set forth above, is longer than twelve months.

     THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE INTERNAL REVENUE CODE (AND AUTHORITIES

THEREUNDER) AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY STOCKHOLDER. STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR SITUATIONS, AS WELL AS CONSEQUENCES UNDER ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.

RESALES OF BANCFIRST COMMON STOCK

     The shares of BancFirst Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any AmQuest stockholder who, directly or indirectly, controls, or is controlled by, or is under common control with, AmQuest ("Affiliate") at the time the Merger Agreement is submitted for approval by a vote of the AmQuest stockholders. This Proxy Statement/Prospectus does not cover resales of shares of AmQuest Common Stock received by any person who may be deemed to be an Affiliate. Persons who may be deemed to be Affiliates of AmQuest generally include individuals who, or entities which, control, are controlled by or are under common control with AmQuest and will include directors and certain officers of AmQuest and may include principal stockholders of AmQuest. Each Affiliate who desires to resell the BancFirst Common Stock received in the Merger must sell such BancFirst Common Stock either (i) pursuant to an effective registration statement under the Securities Act, (ii) in accordance with the applicable provisions of Rule 145 under the Securities Act or (iii) in a transaction which, in the opinion of counsel for such Affiliate or as described in a "no-action" or interpretive letter from the Staff of the Commission, in each case reasonably satisfactory in form and substance to BancFirst, is exempt from the registration requirements of the Securities Act.

     Rule 145(d) requires that persons deemed to be Affiliates resell their BancFirst Common Stock pursuant to certain of the requirements of Rule 144 under the Securities Act if such BancFirst Common Stock is sold within the first year after the receipt thereof. Generally speaking, during the one year following the Effective Time, those persons who are Affiliates of AmQuest at the time of the AmQuest Special Meeting, provided they are not affiliates of BancFirst at or following the Effective Time, may publicly resell any BancFirst Common Stock received by them in the Merger, subject to certain limitations as to, among other things, the amount of BancFirst Common Stock sold by them in any three-month period and as to the manner of sale. After one year, if such person is not an affiliate of BancFirst and BancFirst is current in the filing of its periodic securities law reports, a former Affiliate of AmQuest may freely resell the BancFirst Common Stock received in the Merger without limitation. After two years from the issuance of the BancFirst Common Stock, if such person is not an affiliate of BancFirst at the time of sale or for at least three months prior to such sale, such person may freely resell such BancFirst Common Stock, without limitation, regardless of the status of BancFirst's periodic securities law reports.

     Guidelines of the Commission regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Guidelines of the Commission indicate further that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

     The Merger Agreement provides that AmQuest will use its best efforts to obtain and deliver to BancFirst an Affiliate Undertaking, which provides that such Affiliate will not transfer any shares of BancFirst Common Stock received in the Merger except in compliance with the Securities Act and in compliance with the requirements of Accounting Principles Board Opinion No. 16 and related pronouncements regarding the non-disposition of any shares of BancFirst Common Stock or AmQuest Common Stock (or any interest therein) during the period commencing 31 days prior to the Closing Date through the date on which financial results covering at least 30 days of combined operations of BancFirst and AmQuest after the Merger have been published.

     BancFirst has agreed to register for sale, in the registration statement of which this Proxy Statement/Prospectus forms a part, the shares of BancFirst Common Stock issued to each Affiliate in connection with the Merger.

Although shares of BancFirst Common Stock included in such registration will not be subject to Rule 145 limitations, any sales made pursuant to such registration statement shall be subject to the Affiliate Undertaking described above.

     The BancFirst Common Stock certificates issued to Affiliates of AmQuest in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.

INTEREST OF CERTAIN PERSONS IN THE MERGER

General

     As described below, directors of AmQuest and certain members of AmQuest's management have interests in the Merger in addition to any interest they may have as stockholders of AmQuest generally. For information about the percentage of AmQuest Common Stock owned by the directors and executive officers of AmQuest, see "INFORMATION ABOUT AMQUEST-Ownership of AmQuest Common Stock." These interests include, among others, certain bonus, potential severance and other employee benefits as described below and indemnification rights of AmQuest directors and officers under the Merger Agreement. The AmQuest Board was aware of the interests of all of such persons at the time it approved the Merger Agreement. See "-Management and Operations Following the Merger."

Indemnification

     The Merger Agreement provides that BancFirst shall insure that all rights to indemnification and defense and all limitations of liability existing in favor of any person who was or is, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of AmQuest or any of its subsidiaries (an "Indemnified Party"), as provided in AmQuest's certificate of incorporation and bylaws and similar governing documents of any of its subsidiaries or indemnification agreements, as in effect as of December 31, 1997, or as otherwise provided for or allowed by applicable law as in effect as of May 6, 1998 (the date of execution of the Merger Agreement) or as such law is amended prior to the Effective Time, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of six year from the Effective Time.

     The Merger Agreement further provides that, in the event of any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, or pertaining to, the Merger Agreement or any of the transactions contemplated thereby, BancFirst will, subject to the conditions set forth in the Merger Agreement, indemnify any Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments and fines, and amounts paid in settlement, in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

Employment and Employee Benefits

     From and after the Effective Time, BancFirst has agreed to honor, in accordance with their terms, all employment and severance agreements and arrangements which apply to employees of AmQuest, including the executive officers of AmQuest. BancFirst has further agreed that the employees of the AmQuest shall be credited for their actual and credited service with AmQuest for purposes of eligibility, vesting and benefit accrual (except in the case of a defined benefit pension plan) in the employee plans provided by BancFirst. Such employees' benefits under BancFirst's medical benefit plan shall not be subject to any exclusions for any pre-existing conditions, and credit shall be received for any deductibles or out-of-pocket amounts previously paid. On or before the Effective Time, if the Board of Directors of AmQuest so determines, AmQuest may pay cash bonuses to its employees in an aggregate amount consistent with past practice. Pursuant to the Merger Agreement, BancFirst will pay one week of severance pay for each year of service with a maximum of 26 weeks to any employee of AmQuest terminated as a result of a position elimination within the first year.

Stock Option Plans

     The Merger Agreement contains certain provisions regarding the assumption by BancFirst of outstanding AmQuest stock options to acquire shares of AmQuest Common Stock which are described under "-Effect of Merger on AmQuest Employee Benefit Plans and Options."

Assignment of "AmQuest Financial" Name

     Pursuant to the Merger Agreement, BancFirst has agreed to assign without consideration, to designees of AmQuest expected to be members of the McCasland and/or Maurer families (who collectively beneficially own approximately 80% of the outstanding AmQuest Common Stock) or an entity controlled by them, all rights to use the name "AmQuest Financial," including, but not limited to, any federal or state trademarks or servicemarks related thereto, and any signage related thereto, subject to the terms of a mutually acceptable agreement between the designees and BancFirst pursuant to which the designees agree that (i) "AmQuest Financial" will not be used anywhere in Oklahoma within one year following the Effective Time; and in any current AmQuest communities within two years following the Effective Time; and (ii) "AmQuest Financial" will not be used in commercial banking, savings bank or brokerage services in the state of Oklahoma for a period of three years following the Effective Time.

Interests of BancFirst Board and Management

     No member of the BancFirst Board or management of BancFirst or any other affiliate of BancFirst has an interest in the Merger, other than as a stockholder of BancFirst generally.

EFFECT OF MERGER ON AMQUEST EMPLOYEE BENEFIT PLANS AND OPTIONS

     Under the terms of the Merger Agreement between AmQuest and BancFirst, each employee of AmQuest or its subsidiaries who continues as an employee following the Effective Time will be entitled, as a new employee of BancFirst or a subsidiary of BancFirst, to participate in such employee benefit plans or deferred compensation, stock option, bonus or incentive plans or other employee benefit or fringe benefit programs that may be in effect generally for employees of all BancFirst subsidiaries, on the same basis as similarly situated employees of other BancFirst subsidiaries if such employee is eligible and, if required, selected for participation therein under the terms thereof, subject to the right of BancFirst to amend, modify or terminate any such plans or programs and provided that such employee shall not be participating in a similar plan which is maintained by AmQuest after the Effective Time, BancFirst will, for purposes of recognizing vesting and any age or period of service requirements for commencement of participation with respect to any plans or programs in which former employees of AmQuest may participate, credit each such employee with his or her term of service with AmQuest and its subsidiaries. BancFirst has also agreed to pay one week of severance pay for each year of service with a maximum of 26 weeks to any employee of AmQuest terminated as a result of a position elimination within the first year.

     As of the AmQuest Record Date, 1998, there were outstanding and unexercised stock options for 147,102 shares of AmQuest Common Stock held by current or former directors, officers and employees of AmQuest and its subsidiaries. Immediately following the Effective Time, all unexercised stock options for shares of AmQuest Common Stock issued to and held by such persons immediately prior to the Effective Time shall become fully vested and converted into options to purchase that number of shares of BancFirst Common Stock equal to the number of shares of AmQuest Common Stock subject to such unexercised options immediately prior to the Effective Time multiplied by the Exchange Ratio. The per share exercise price of such options for shares of BancFirst Common Stock shall be the exercise price applicable to the options for shares of AmQuest Common Stock converted into options for BancFirst Common Stock divided by the Exchange Ratio.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

General

     Following the Merger, BancFirst intends to combine the operations of, and, subject to required regulatory approvals, to merge the AmQuest Banks with and into BancFirst Bank. BancFirst Bank will be the surviving bank in the Subsidiary Bank Mergers. Following consummation of the Subsidiary Bank Mergers, the present locations of AmQuest Bank and ENB will operate as branch offices of BancFirst Bank. It is presently anticipated that the number of directors comprising the BancFirst Board of Directors will be increased by two as a result of the Merger, with John C. Hugon, Vice-Chairman of the AmQuest Board of Directors, and T. H. McCasland, Jr., Chairman of the AmQuest Board, becoming directors of BancFirst. It is presently anticipated that, following the Subsidiary Bank Mergers, the respective Presidents of the AmQuest Banks will continue as Presidents of the BancFirst Bank branch locations into which such locations will be converted. Additionally, Terrence Cooksey, the Chief Executive Officer and a director of AmQuest, will become Executive Vice President and Regional Executive of BancFirst Bank, and Richard E. Dixon, Chief Administrative Officer of AmQuest Bank, will become Executive Vice President of BancFirst BankDuncan. It is presently anticipated that Mr. Dixon will manage the conversion of the AmQuest Banks into the BancFirst system. There are no written employment agreements with respect to such anticipated continued employment. Such individuals generally would be eligible to receive bonuses and to participate in employee benefit and stock plans generally available to other executive officers of BancFirst on the same basis as similarly situated executive officers of BancFirst, subject to the right of BancFirst to amend or terminate any such plans or programs in its discretion.

     Except as provided above, it is not anticipated that the management of BancFirst or the BancFirst Board will be affected as a result of the Merger.

Information Concerning New Directors of BancFirst

     John C. Hugon, 43, Vice-Chairman of the AmQuest Board of Directors, has been employed for over five years as President of Parkview Management Company, a privately owned real estate and investment company. T. H. McCasland, Jr., 65, Chairman of the AmQuest Board, also has served for more than five years as Chairman of Mack Energy Company, an oil and gas exploration and development company. Mr. McCasland's niece is the spouse of Mr. Hugon.

Operations Following the Merger

     While no assurance can be given, BancFirst has estimated, based on information available at this time, pretax expense savings resulting from the Merger to be about $250,000 in 1998, growing to about $2 million annually by 1999. The expense savings is expected to be realized in the consolidation of data processing and back office functions; the elimination of corporate overhead and duplicate branch locations and other efficiencies resulting mainly from consolidation of operating units. The extent to which such expense savings will be achieved is dependent upon various factors, a number of which are beyond the control of BancFirst and AmQuest, including the regulatory environment, economic conditions, unanticipated changes in business conditions and inflation. Therefore, no assurances can be given with respect to the ultimate level and composition of expense savings to be realized, or that such savings will be realized in the time-frame currently anticipated.

              AMENDMENT OF BANCFIRST CERTIFICATE OF INCORPORATION

     At the BancFirst Special Meeting, the Board of Directors of BancFirst will submit for consideration by the BancFirst stockholders a proposal to amend the BancFirst Charter to increase the number of authorized shares of BancFirst Common Stock from 7,500,000 to 15,000,000. The approval of the Merger Agreement and the amendment and restatement of the BancFirst Charter are each contingent upon approval of both such proposals by stockholders. Therefore, a vote against the proposal to amend and restate the BancFirst Charter will have the same effect as a vote against the Merger. The affirmative vote of the holders of a majority of the shares of BancFirst Common Stock outstanding on the BancFirst Record Date is required to approve the amendment of the BancFirst Charter.

     The BancFirst Charter currently provides for authorized capital stock of BancFirst consisting of 7,500,000 shares of BancFirst Common Stock, 900,000 shares of 10% Cumulative Preferred Stock and 10,000,000 shares of Senior Preferred Stock. On the BancFirst Record Date, the number of shares of BancFirst Common Stock either issued and outstanding or reserved for issuance totaled approximately 7,220,844 shares. BancFirst expects to issue approximately 2,502,365 shares of BancFirst Common Stock to holders of AmQuest Common Stock in the Merger and an additional 122,635 shares to holders of AmQuest Options upon exercise of those instruments. Accordingly, the 279,156 shares of BancFirst Common Stock available for issuance is not sufficient to consummate the Merger. Therefore, the Board of Directors deems it advisable that the authorized shares of BancFirst Common Stock be increased from 7,500,000 to 15,000,000 shares, in order to have a sufficient number of shares to consummate the Merger and for issuance from time to time after the Merger.

     BancFirst currently has no plans, understandings, agreements or arrangements concerning the issuance of additional shares of BancFirst Common Stock, except for the shares to be issued in the Merger and shares reserved or to be reserved for issuance by BancFirst as described herein. If any plans, understandings, arrangements or agreements are made concerning the issuance of any such shares, holders of the then outstanding shares of BancFirst's capital stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transaction, the law applicable thereto, the policy of the Nasdaq and the judgment of BancFirst's Board of Directors regarding the submission thereof to BancFirst's stockholders.

     It is not presently contemplated that such additional shares of BancFirst Common Stock would be issued for the purpose of making the acquisition by an unwanted suitor of a controlling interest in BancFirst more difficult, time-consuming or costly. However, it should be noted that shares of BancFirst Common Stock could be issued for that purpose and to that effect, and the Board of Directors reserves its right (if consistent with its fiduciary responsibilities) to issue BancFirst Common Stock for such purposes.

     THE BANCFIRST BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT OF THE BANCFIRST CHARTER AS DESCRIBED ABOVE.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma consolidated condensed balance sheet as of March 31, 1998, and the unaudited pro forma consolidated condensed statements of income and comprehensive income for the three months ended March 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1997, give effect to the Merger based on the historical consolidated financial statements of BancFirst and AmQuest and their subsidiaries under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

     The unaudited pro forma consolidated condensed balance sheet assumes the Merger was consummated on March 31, 1998, and the unaudited pro forma consolidated condensed statements of income and comprehensive income assume that the Merger was consummated on January 1 of the earliest period presented. The pro forma statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of BancFirst and AmQuest appearing elsewhere in this Proxy Statement/Prospectus.

           UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                MARCH 31, 1998
                            (DOLLARS IN THOUSANDS)

                                                                                                  PRO FORMA
                                                                    BANCFIRST       AMQUEST        ADJUST-       BANCFIRST
                                                                   HISTORICAL      HISTORICAL       MENTS        PRO FORMA
                                                                 -------------    ------------   ------------  ------------
ASSETS
 Cash and due from banks                                            $  102,916       $ 21,098     $       -      $  124,014
 Interest-bearing deposits with banks                                      100             48             -             148
 Securities                                                            396,911        184,352             -         581,263
 Federal funds sold                                                     29,000         17,767             -          46,767
 Loans:
   Total loans (net of unearned interest)                              926,769        324,998             -       1,251,767
   Allowance for loan losses                                           (12,699)        (3,156)            -         (15,855)
                                                                    ----------       --------     ---------      ----------
     Loans, net                                                        914,070        321,842             -       1,235,912
 Premises and equipment, net                                            35,719          9,189             -          44,908
 Other real estate owned                                                   684            442             -           1,126
 Intangible assets, net                                                 22,364          6,314             -          28,678
 Accrued interest receivable                                            14,000          4,918             -          18,918
 Other assets                                                           17,091          2,046             -          19,137
                                                                    ----------       --------     ---------      ----------
     Total assets                                                   $1,532,855       $568,016     $       -      $2,100,871
                                                                    ==========       ========     =========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
 Deposits:
   Noninterest-bearing                                              $  287,597       $ 80,566     $       -      $  368,163
   Interest-bearing                                                  1,070,056        407,791             -       1,477,847
                                                                    ----------       --------     ---------      ----------
     Total deposits                                                  1,357,653        488,357             -       1,846,010
 Short-term borrowings                                                   5,061         12,384             -          17,445
 Long-term borrowings                                                    7,024          9,000             -          16,024
 9.65% Capital Securities                                               25,000              -             -          25,000
 Accrued interest payable                                                6,159          1,972             -           8,131
 Other liabilities                                                       5,467          3,936             -           9,403
                                                                    ----------       --------     ---------      ----------
     Total liabilities                                               1,406,364        515,649             -       1,922,013
                                                                    ----------       --------     ---------      ----------
 Commitments and contingent liabilities
 Stockholders' equity:
   Common stock                                                          6,363          6,019        (3,522)          8,860
   Capital surplus                                                      36,157            343         3,166          39,666
   Retained earnings                                                    82,238         50,796        (4,722)        128,312
   Unrealized securities gains, net of tax                               1,733            287             -           2,020
   Treasury stock                                                            -         (5,078)        5,078               -
                                                                    ----------       --------     ---------      ----------
     Total stockholders' equity                                        126,491         52,367             -         178,858
                                                                    ----------       --------     ---------      ----------
     Total liabilities and stockholders' equity                     $1,532,855       $568,016     $       -      $2,100,871
                                                                    ==========       ========     =========      ==========

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                  UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                               PRO FORMA
                                                            BANCFIRST         AMQUEST           ADJUST-         BANCFIRST
                                                            HISTORICAL       HISTORICAL         MENTS           PRO FORMA
                                                         ---------------   --------------   ---------------   -------------
INTEREST INCOME
 Loans, including fees                                      $   20,897       $    7,377        $        -       $   28,274
 Interest-bearing deposits with banks                                2                8                 -               10
 Securities:
   Taxable                                                       4,795            2,425                 -            7,220
   Tax-exempt                                                      283              350                 -              633
 Federal funds sold                                                497              239                 -              736
                                                            ----------       ----------       -----------       ----------
     Total interest income                                      26,474           10,399                 -           36,873
                                                            ----------       ----------       -----------       ----------
INTEREST EXPENSE
 Deposits                                                       10,200            4,233                 -           14,433
 Short-term borrowings                                             153              247                 -              400
 Long-term borrowings                                              107               25                 -              132
 9.65% Capital Securities                                          614                -                 -              614
                                                            ----------       ----------       -----------       ----------
     Total interest expense                                     11,074            4,505                 -           15,579
                                                            ----------       ----------       -----------       ----------
 Net interest income                                            15,400            5,894                 -           21,294
 Provision for loan losses                                         577              212                 -              789
                                                            ----------       ----------       -----------       ----------
     Net interest income after provision for loan losses        14,823            5,682                 -           20,505
                                                            ----------       ----------       -----------       ----------
NONINTEREST INCOME
 Service charges on deposits                                     2,597              591                 -            3,188
 Other                                                           1,779              635                 -            2,414
                                                            ----------       ----------       -----------       ----------
     Total noninterest income                                    4,376            1,226                 -            5,602
                                                            ----------       ----------       -----------       ----------
NONINTEREST EXPENSE
 Salaries and employee benefits                                  7,587            2,504                 -           10,091
 Occupancy and fixed assets expense, net                           765              224                 -              989
 Depreciation                                                      819              260                 -            1,079
 Amortization                                                      552              186                 -              738
 Data processing services                                          380              191                 -              571
 Net (income) expense from other real estate owned                  23                7                 -               30
 Other                                                           2,745            1,439                 -            4,184
                                                            ----------       ----------       -----------       ----------
     Total noninterest expense                                  12,871            4,811                 -           17,682
                                                            ----------       ----------       -----------       ----------
 Income before taxes                                             6,328            2,097                 -            8,425
 Income tax expense                                             (2,358)            (745)                -           (3,103)
                                                            ----------       ----------       -----------       ----------
     Net income                                                  3,970            1,352                 -            5,322
 Other comprehensive income, net of tax:
   Unrealized gains on securities                                  184               57                 -              241
                                                            ----------       ----------       -----------       ----------
     Comprehensive income                                   $    4,154       $    1,409       $         -       $    5,563
                                                            ==========       ==========       ===========       ==========

EARNINGS PER COMMON SHARE
 Basic                                                      $     0.62       $     0.43                         $     0.60
                                                            ==========       ==========                         ==========
 Average shares - basic                                      6,355,273        3,147,094                          8,846,827
                                                            ==========       ==========                         ==========
 Diluted                                                    $     0.60       $     0.42                         $     0.58
                                                            ==========       ==========                         ==========
 Average shares - diluted                                    6,572,082        3,203,766                          9,108,504
                                                            ==========       ==========                         ==========

 See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                  UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    PRO FORMA
                                                             BANCFIRST            AMQUEST            ADJUST-          BANCFIRST
                                                             HISTORICAL          HISTORICAL           MENTS           PRO FORMA
                                                          ---------------     ---------------     -------------    ---------------
INTEREST INCOME
 Loans, including fees                                       $   18,164          $    6,996       $          -        $   25,160
 Interest-bearing deposits with banks                                19                   8                  -                27
 Securities:
   Taxable                                                        4,513               2,116                  -             6,629
   Tax-exempt                                                       153                 391                  -               544
 Federal funds sold                                                 350                 280                  -               630
                                                             ----------          ----------       ------------        ----------
     Total interest income                                       23,199               9,791                  -            32,990
                                                             ----------          ----------       ------------        ----------
INTEREST EXPENSE
 Deposits                                                         8,847               4,320                  -            13,167
 Short-term borrowings                                               21                 137                  -               158
 Long-term borrowings                                                96                  93                  -               189
 9.65% Capital Securities                                           373                   -                  -               373
                                                             ----------          ----------       ------------        ----------
     Total interest expense                                       9,337               4,550                  -            13,887
                                                             ----------          ----------       ------------        ----------
 Net interest income                                             13,862               5,241                  -            19,103
 Provision for loan losses                                           96                 273                  -               369
                                                             ----------          ----------       ------------        ----------
     Net interest income after provision for loan losses         13,766               4,968                  -            18,734
                                                             ----------          ----------       ------------        ----------
NONINTEREST INCOME
 Service charges on deposits                                      2,481                 494                  -             2,975
 Other                                                            1,326                 557                  -             1,883
                                                             ----------          ----------       ------------        ----------
     Total noninterest income                                     3,807               1,051                  -             4,858
                                                             ----------          ----------       ------------        ----------
NONINTEREST EXPENSE
 Salaries and employee benefits                                   6,550               2,279                  -             8,829
 Occupancy and fixed assets expense, net                            763                 180                  -               943
 Depreciation                                                       709                 212                  -               921
 Amortization                                                       533                 112                  -               645
 Data processing services                                           370                 184                  -               554
 Net (income) expense from other real estate owned                   62                  (3)                 -                59
 Other                                                            2,527               1,225                  -             3,752
                                                             ----------          ----------       ------------        ----------
     Total noninterest expense                                   11,514               4,189                  -            15,703
                                                             ----------          ----------       ------------        ----------
 Income before taxes                                              6,059               1,830                  -             7,889
 Income tax expense                                              (2,298)               (606)                 -            (2,904)
                                                             ----------          ----------       ------------        ----------
     Net income                                                   3,761               1,224                  -             4,985
 Other comprehensive income, net of tax:
   Unrealized gains on securities                                (1,060)               (175)                 -            (1,235)
                                                             ----------          ----------       ------------        ----------
     Comprehensive income                                    $    2,701          $    1,049       $          -        $    3,750
                                                             ==========          ==========       ============        ==========

EARNINGS PER COMMON SHARE
 Basic                                                       $     0.59          $     0.39                           $     0.56
                                                             ==========          ==========                           ==========
 Average shares - basic                                       6,360,359           3,125,476                            8,834,798
                                                             ==========          ==========                           ==========
 Diluted                                                     $     0.57          $     0.38                           $     0.54
                                                             ==========          ==========                           ==========
 Average shares - diluted                                     6,637,362           3,191,369                            9,163,969
                                                             ==========          ==========                           ==========

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                  UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  PRO FORMA
                                                            BANCFIRST            AMQUEST            ADJUST-         BANCFIRST
                                                            HISTORICAL          HISTORICAL          MENTS           PRO FORMA
                                                         ---------------     ----------------   -------------    ---------------
INTEREST INCOME
 Loans, including fees                                      $   77,026         $   29,870       $          -        $  106,896
 Interest-bearing deposits with banks                                4                  2                  -                 6
 Securities:
   Taxable                                                      18,298              9,081                  -            27,379
   Tax-exempt                                                      674              1,548                  -             2,222
 Federal funds sold                                              1,988                928                  -             2,916
                                                            ----------         ----------       ------------        ----------
     Total interest income                                      97,990             41,429                  -           139,419
                                                            ----------         ----------       ------------        ----------
INTEREST EXPENSE
 Deposits                                                       37,361             17,740                  -            55,101
 Short-term borrowings                                             307                674                  -               981
 Long-term borrowings                                              409                239                  -               648
 9.65% Capital Securities                                        2,214                  -                  -             2,214
                                                            ----------         ----------       ------------        ----------
     Total interest expense                                     40,291             18,653                  -            58,944
                                                            ----------         ----------       ------------        ----------
 Net interest income                                            57,699             22,776                  -            80,475
 Provision for loan losses                                         982              1,624                  -             2,606
                                                            ----------         ----------       ------------        ----------
     Net interest income after provision for loan losses        56,717             21,152                  -            77,869
                                                            ----------         ----------       ------------        ----------
NONINTEREST INCOME
 Service charges on deposits                                    10,154              2,340                  -            12,494
 Securities transactions                                             1                  1                  -                 2
 Other                                                           5,666              2,580                  -             8,246
                                                            ----------         ----------       ------------        ----------
     Total noninterest income                                   15,821              4,921                  -            20,742
                                                            ----------         ----------       ------------        ----------
NONINTEREST EXPENSE
 Salaries and employee benefits                                 27,749              9,797                  -            37,546
 Occupancy and fixed assets expense, net                         3,064                868                  -             3,932
 Depreciation                                                    3,012                962                  -             3,974
 Amortization                                                    2,210                640                  -             2,850
 Data processing services                                        1,372                806                  -             2,178
 Net (income) expense from other real estate owned                 242                 10                  -               252
 Other                                                          10,888              6,478                  -            17,366
                                                            ----------         ----------       ------------        ----------
     Total noninterest expense                                  48,537             19,561                  -            68,098
                                                            ----------         ----------       ------------        ----------
 Income before taxes                                            24,001              6,512                  -            30,513
 Income tax expense                                             (8,252)            (2,136)                 -           (10,388)
                                                            ----------         ----------       ------------        ----------
     Net income                                                 15,749              4,376                  -            20,125
 Other comprehensive income, net of tax:
   Unrealized gains on securities                                  813                170                  -               983
                                                            ----------         ----------       ------------        ----------
     Comprehensive income                                   $   16,562         $    4,546       $          -        $   21,108
                                                            ==========         ==========       ============        ==========

EARNINGS PER COMMON SHARE
 Basic                                                      $     2.48         $     1.40                           $     2.28
                                                            ==========         ==========                           ==========
 Average shares - basic                                      6,355,242          3,125,814                            8,829,949
                                                            ==========         ==========                           ==========
 Diluted                                                    $     2.41         $     1.37                           $     2.22
                                                            ==========         ==========                           ==========
 Average shares - diluted                                    6,532,911          3,190,600                            9,058,909
                                                            ==========         ==========                           ==========

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                  UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  PRO FORMA
                                                            BANCFIRST            AMQUEST            ADJUST-         BANCFIRST
                                                            HISTORICAL          HISTORICAL          MENTS           PRO FORMA
                                                         ---------------     ----------------   -------------    ---------------
INTEREST INCOME
 Loans, including fees                                     $   69,116           $   26,925       $         -        $   96,041
 Interest-bearing deposits with banks                               1                   49                 -                50
 Securities:
   Taxable                                                     16,546                8,960                 -            25,506
   Tax-exempt                                                     608                1,648                 -             2,256
 Federal funds sold                                             1,572                  461                 -             2,033
                                                           ----------           ----------       -----------        ----------
     Total interest income                                     87,843               38,043                 -           125,886
                                                           ----------           ----------       -----------        ----------
INTEREST EXPENSE
 Deposits                                                      33,592               16,768                 -            50,360
 Short-term borrowings                                            364                  535                 -               899
 Long-term borrowings                                             103                   57                 -               160
                                                           ----------           ----------       -----------        ----------
     Total interest expense                                    34,059               17,360                 -            51,419
                                                           ----------           ----------       -----------        ----------
 Net interest income                                           53,784               20,683                 -            74,467
 Provision for loan losses                                        994                  595                 -             1,589
                                                           ----------           ----------       -----------        ----------
     Net interest income after provision for loan losses       52,790               20,088                 -            72,878
                                                           ----------           ----------       -----------        ----------
NONINTEREST INCOME
 Service charges on deposits                                    8,972                2,076                 -            11,048
 Securities transactions                                          188                   31                 -               219
 Other                                                          5,839                2,141                 -             7,980
                                                           ----------           ----------       -----------        ----------
     Total noninterest income                                  14,999                4,248                 -            19,247
                                                           ----------           ----------       -----------        ----------
NONINTEREST EXPENSE
 Salaries and employee benefits                                24,883                9,081                 -            33,964
 Occupancy and fixed assets expense, net                        2,750                  816                 -             3,566
 Depreciation                                                   2,350                  811                 -             3,161
 Amortization                                                   2,006                  424                 -             2,430
 Data processing services                                       1,347                  682                 -             2,029
 Net (income) expense from other real estate owned                 35                   69                 -               104
 Other                                                          9,899                4,434                 -            14,333
                                                           ----------           ----------       -----------        ----------
     Total noninterest expense                                 43,270               16,317                 -            59,587
                                                           ----------           ----------       -----------        ----------
 Income before taxes                                           24,519                8,019                 -            32,538
 Income tax expense                                            (9,431)              (2,549)                -           (11,980)
                                                           ----------           ----------       -----------        ----------
     Net income                                                15,088                5,470                 -            20,558
 Other comprehensive income, net of tax:
   Unrealized gains on securities                                (821)                (406)                -            (1,227)
                                                           ----------           ----------       -----------        ----------
     Comprehensive income                                  $   14,267           $    5,064       $         -        $   19,331
                                                           ==========           ==========       ===========        ==========

EARNINGS PER COMMON SHARE
 Basic                                                     $     2.41           $     1.69                          $     2.33
                                                           ==========           ==========                          ==========
 Average shares - basic                                     6,268,726            3,240,841                           8,834,500
                                                           ==========           ==========                          ==========
 Diluted                                                   $     2.32           $     1.67                          $     2.26
                                                           ==========           ==========                          ==========
 Average shares - diluted                                   6,498,038            3,284,628                           9,098,478
                                                           ==========           ==========                          ==========

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                  UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  PRO FORMA
                                                            BANCFIRST            AMQUEST            ADJUST-         BANCFIRST
                                                            HISTORICAL          HISTORICAL          MENTS           PRO FORMA
                                                         ---------------     ----------------   -------------    ---------------
INTEREST INCOME
 Loans, including fees                                      $   57,914          $   25,455       $          -       $   83,369
 Interest-bearing deposits with banks                               14                  11                  -               25
 Securities:
   Taxable                                                      13,924               8,443                  -           22,367
   Tax-exempt                                                      614               1,667                  -            2,281
 Federal funds sold                                              1,673                 387                  -            2,060
                                                            ----------          ----------       ------------       ----------
     Total interest income                                      74,139              35,963                  -          110,102
                                                            ----------          ----------       ------------       ----------
INTEREST EXPENSE
 Deposits                                                       30,167              16,117                  -           46,284
 Short-term borrowings                                             253                 422                  -              675
 Line of Credit                                                     16                   -                  -               16
 Long-term borrowings                                               14                  52                  -               66
                                                            ----------          ----------       ------------       ----------
     Total interest expense                                     30,450              16,591                  -           47,041
                                                            ----------          ----------       ------------       ----------
 Net interest income                                            43,689              19,372                  -           63,061
 Provision for loan losses                                         855                 650                  -            1,505
                                                            ----------          ----------       ------------       ----------
     Net interest income after provision for loan losses        42,834              18,722                  -           61,556
                                                            ----------          ----------       ------------       ----------
NONINTEREST INCOME
 Service charges on deposits                                     7,869               2,091                  -            9,960
 Securities transactions                                           111                  28                  -              139
 Other                                                           4,520               2,044                  -            6,564
                                                            ----------          ----------       ------------       ----------
     Total noninterest income                                   12,500               4,163                  -           16,663
                                                            ----------          ----------       ------------       ----------
NONINTEREST EXPENSE
 Salaries and employee benefits                                 19,909               8,100                  -           28,009
 Occupancy and fixed assets expense, net                         2,049                 789                  -            2,838
 Depreciation                                                    1,871                 788                  -            2,659
 Amortization                                                    1,453                 417                  -            1,870
 Data processing services                                        1,164                 650                  -            1,814
 Net (income) expense from other real estate owned                  89                  54                  -              143
 Other                                                           8,397               5,444                  -           13,841
                                                            ----------          ----------       ------------       ----------
     Total noninterest expense                                  34,932              16,242                  -           51,174
                                                            ----------          ----------       ------------       ----------
 Income before taxes                                            20,402               6,643                  -           27,045
 Income tax expense                                             (7,563)             (2,049)                 -           (9,612)
                                                            ----------          ----------       ------------       ----------
     Net income                                                 12,839               4,594                  -           17,433
 Other comprehensive income, net of tax:
   Unrealized gains on securities                                5,669               1,670                  -            7,339
                                                            ----------          ----------       ------------       ----------
     Comprehensive income                                   $   18,508          $    6,264       $          -       $   24,772
                                                            ==========          ==========       ============       ==========

EARNINGS PER COMMON SHARE
 Basic                                                      $     2.07          $     1.34                          $     1.95
                                                            ==========          ==========                          ==========
 Average shares - basic                                      6,205,717           3,430,040                           8,921,280
                                                            ==========          ==========                          ==========
 Diluted                                                    $     2.01          $     1.33                          $     1.91
                                                            ==========          ==========                          ==========
 Average shares - diluted                                    6,396,659           3,460,996                           9,136,730
                                                            ==========          ==========                          ==========

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION


     The unaudited pro forma consolidated condensed financial statements are based upon BancFirst's and AmQuest's unaudited financial statements for the three months ended March 31, 1998 and 1997 and their respective audited financial statements for each of the years in the three-year period ended December 31, 1997. The unaudited pro forma consolidated condensed balance sheet assumes the Merger was consummated on March 31, 1998, and the unaudited pro forma consolidated condensed statements of income and comprehensive income assume that the Merger was consummated on January 1 of the earliest period presented.

(2)  PRO FORMA ADJUSTMENTS


     The unaudited pro forma consolidated condensed balance sheet reflects the adjustments to stockholders' equity to record the exchange of BancFirst Common Stock for AmQuest's common stock based upon the exchange ratio of .7917 to 1. The treasury stock of AmQuest will be cancelled at consummation and no shares of BancFirst Common Stock will be issued for the treasury stock.

(3)  ACQUISITION COSTS AND RESTRUCTURING CHARGES


     Estimated nonrecurring acquisition costs and restructuring charges of $1,582,000 and $816,000, respectively, have not been included in the unaudited pro forma consolidated condensed statements of income and comprehensive income. The estimated tax effects of these charges are $130,000 and $326,000, respectively.

                     DESCRIPTION OF BANCFIRST CAPITAL STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the OGCA, the BancFirst Charter and the BancFirst By-laws. The BancFirst Charter is included as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus forms a part.

     THE FOLLOWING DESCRIPTIONS OF THE BANCFIRST CAPITAL STOCK SHOULD BE READ CAREFULLY BY AMQUEST STOCKHOLDERS SINCE, AT THE EFFECTIVE TIME, EACH ISSUED AND OUTSTANDING SHARE OF AMQUEST COMMON STOCK WILL BE CONVERTED INTO .7917 FULLY PAID AND NONASSESSABLE SHARES OF BANCFIRST COMMON STOCK.

DESCRIPTION OF BANCFIRST COMMON STOCK

General

     BancFirst is currently authorized to issue up to 7,500,000 shares of BancFirst Common Stock. Prior to the consummation of the Merger, and subject to receipt of the approval of holders of record of BancFirst Common Stock sought herein, the BancFirst Charter will be amended to increase the number of authorized shares of BancFirst Common Stock to 15,000,000. See "Amendment of BancFirst Certificate of Incorporation." As of the BancFirst Record Date, BancFirst had outstanding 6,779,219 shares of BancFirst Common Stock and no shares held in its treasury. As of the BancFirst Record Date, approximately 441,625 shares of BancFirst Common Stock were reserved for issuance upon exercise of outstanding stock options granted under the BancFirst Corporation Stock Option Plan.

     The BancFirst Charter contains specific provisions with respect to the election of directors, which include the provision that the BancFirst Board is divided into three classes, each having a number of directors as nearly equal as possible, and each class being elected for a three-year term, with one class being elected each year. The BancFirst Charter also includes specific provisions with respect to mergers and other business combinations. In general, these provisions require that a proposed merger or other business combination involving BancFirst and an Interested Stockholder (as defined herein) must be approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then issued and outstanding voting stock voting together as a single class, including the affirmative vote of the holders of at least 66 2/3% of the voting power of the then issued and outstanding voting stock not beneficially owned directly or indirectly by an Interested Stockholder or any affiliate of any Interested Stockholder, unless the business combination has been approved by a majority of directors not affiliated with the Interested Stockholder or unless certain conditions regarding minimum price and procedural protections are met with respect to each class of BancFirst's then outstanding voting stock. These provisions of the BancFirst Charter could be used to make more difficult a change in control of the combined company after the Effective Time. See "COMPARISON OF STOCKHOLDERS' RIGHTS."

Dividend Rights

     Holders of BancFirst Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of BancFirst, out of funds legally available therefor, subject to the dividend rights of any series of BancFirst Preferred Stock outstanding.

Voting Rights

     Subject to the rights, if any, of the holders of any series of BancFirst Preferred Stock, all voting rights are vested in the holders of shares of BancFirst Common Stock, each share being entitled to one vote on each matter presented for a vote, including the election of directors. In general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. However, the affirmative vote of the holders of at least a majority of the shares of BancFirst stock outstanding and entitled to vote is required to approve (i) amendments to the BancFirst Charter, other than those relating to Section 7(a) (which provides for a classified Board), Section 7(b) (which relates to the vote required to amend or repeal the BancFirst By-laws) and Section 9 (which relates to the procedures required to approve certain business combinations, as described above), an amendment of each of which would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of BancFirst entitled to vote generally in the election of directors, voting together as a single class.; (ii) a merger or share exchange; and (iii) the dissolution of BancFirst, or the sale of all or substantially all of the property of BancFirst other than in the usual and regular course of business. See "COMPARISON OF STOCKHOLDERS' RIGHTS."

Rights Upon Liquidation

     In the event of the liquidation, dissolution or winding up of BancFirst, whether voluntary or involuntary, after there have been paid or set aside for the holders of all series of BancFirst Preferred Stock the full preferential amounts to which such holders are entitled, the holders of BancFirst Common Stock will be entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities.

Miscellaneous

     The issued and outstanding shares of BancFirst Common Stock are fully paid and nonassessable. Holders of shares of BancFirst Common Stock are not entitled to preemptive rights. Shares of BancFirst Common Stock are not convertible into shares of any other class of capital stock. BancTrust is the transfer agent, registrar and dividend disbursement agent for the BancFirst Common Stock.

DESCRIPTION OF BANCFIRST PREFERRED STOCK

Senior Preferred Stock

     Under the BancFirst Charter, the Board of Directors of BancFirst is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of Senior Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in resolutions providing for the issue thereof adopted by BancFirst's Board of Directors or a duly authorized committee thereof. BancFirst may amend from time to time the BancFirst Charter to increase the number of authorized shares of Senior Preferred Stock in the manner provided in the BancFirst Charter and the OGCA.

     As of the Record Date, BancFirst had no outstanding series of Senior Preferred Stock.

10% Cumulative Preferred Stock

     Under the BancFirst Charter, the Board of Directors of BancFirst is authorized, without further stockholder action, to provide for the issuance of up to 900,000 shares of 10% Cumulative Preferred Stock, $5 par value. The 10% Cumulative Preferred Stock is non-voting stock, which is redeemable at the Company's option at $5 per share plus accumulated dividends. All previously issued and outstanding shares of the 10% Cumulative Preferred Stock were redeemed in February 1994 for the par value plus accumulated dividends of $0.07 per share.

     As of the Record Date, BancFirst had no outstanding series of 10% Cumulative Preferred Stock.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     The BancFirst Charter and BancFirst By-laws will be the Certificate of Incorporation and By-laws of the surviving corporation. Consequently, after the Effective Time, the rights of stockholders of the surviving corporation (including those who prior to the Effective Time were stockholders of AmQuest) will be determined by reference to the BancFirst Charter and BancFirst By-laws.

     The following is a summary of material differences between the rights of holders of BancFirst Common Stock and the rights of holders of AmQuest Common Stock. As each of BancFirst and AmQuest is organized under Oklahoma law, these differences arise primarily from various provisions of the BancFirst Charter and the AmQuest Charter and the By-laws of each of BancFirst and AmQuest. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the BancFirst Charter, BancFirst By-laws, the AmQuest Charter, AmQuest By-laws and the OGCA.

STOCKHOLDERS' MEETINGS

     Stockholder Proposal Procedures. The AmQuest Bylaws provide that in order for any business to be transacted at any meeting of the stockholders, other than business proposed by or at the direction of the AmQuest Board, written notice thereof must be received from the proposing stockholder by the Secretary of AmQuest, accompanied by a specific description of the matter of business proposed to be presented, on or before the 11th day of November in the year immediately preceding the year in which such annual meeting is to be held. Neither the BancFirst Charter nor the BancFirst By-laws contain any specific provisions regarding notice of stockholders' proposals. However, any BancFirst stockholder who wants to present a proposal for action by the stockholders at a meeting and wants such proposal to be included in any proxy or information statement relating to such meeting must submit such proposal to BancFirst in compliance with Rule 14a-8 under the Exchange Act. Generally, such rule requires that the proponent deliver a written notice to BancFirst not less than 120 calendar days inadvance of the date of BancFirst's proxy statement released to security holders in connection with the previous year's annual meeting.

PROVISIONS RELATING TO DIRECTORS

     Number of Directors. The BancFirst Charter provides that the number of directors be no less than three nor more than 25. The AmQuest By-laws provide that the number of directors be no less than five and no greater than 25.

     Classification of Board of Directors. The BancFirst Charter provides for the classification of the Board of Directors of BancFirst into three classes, with directors serving staggered three-year terms. The AmQuest Charter and AmQuest By-laws do not provide for the classification of the Board of Directors of AmQuest, which consists of a single class of directors who are elected annually.

     Removal of Directors. The BancFirst Charter provides that directors may be removed only for cause and only by the affirmative vote of not less than 66 2/3% of the then-outstanding shares of BancFirst Common Stock entitled to vote in the election of directors, voting together as a single class, given at a meeting of the stockholders for that purpose.

     The AmQuest By-laws provide that directors may be removed, with or without cause, at any time by the affirmative vote of a majority of the voting shares present at any meeting of the stockholders at which a quorum is present. Additionally, the AmQuest Board may declare vacant the office of a director if a director is convicted of a felony or other crime involving moral turpitude, is declared incapacitated by an order of court or habitually fails to attend meetings of the Board of Directors.

VOTING RIGHTS

     Required Vote for Certain Business Combinations. The BancFirst Charter requires that certain minimum price and procedural requirements be observed by any party that acquires 15% or more of the Company's Common Stock and then seeks to accomplish a merger or other business combination or transaction that would eliminate or could significantly change the interests of the remaining stockholders, unless approved by a majority of Continuing Directors (as defined below). If the specified requirements are not observed by such an acquiring party, an increased stockholder vote would be required as a condition for a subsequent business combination.

     The applicable provisions of the BancFirst Charter provides that any Business Combination (as defined herein) involving BancFirst and an Interested Stockholder (as defined herein) must be approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then issued and outstanding voting stock voting together as a single class, including the affirmative vote of the holders of at least 66 2/3% of the voting power of the then issued and outstanding voting stock not beneficially owned directly or indirectly by an Interested Stockholder or any affiliate of any Interested Stockholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be permitted, by law or in any agreement with any national securities exchange or otherwise (the "BancFirst Voting Requirement"). The BancFirst Voting Requirement does not apply if (i) the Business Combination is approved by a majority of the BancFirst "Continuing Directors" (defined generally to include any person who is unaffiliated with, and not a representative of, the Interested

Stockholder in the Business Combination and who either was a director immediately prior to the time the Interested Stockholder became such a person or was recommended or elected to succeed such a Continuing Director by a majority of the Continuing Directors); or (ii) certain "fair price" (defined generally to mean that the consideration to be received by stockholders in such Business Combination shall be at least equal to the higher of, and in the same form as,
(A) the consideration paid by the Interested Stockholder for such person's acquisition of the applicable BancFirst capital stock (x) within the two-year period immediately prior to the first public announcement of the proposed Business Combination or (y) in the transaction in which such person became a Interested Stockholder, or (B) the market price of BancFirst capital stock on the date the Interested Stockholder became such) and other criteria are met. As defined in the BancFirst Charter, a "Business Combination" includes, among other things: (i) any merger or consolidation of BancFirst or any BancFirst subsidiary with any Interested Stockholder or affiliate or associate thereof; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition by BancFirst of assets or securities to an Interested Stockholder or an affiliate or associate thereof; (iii) the adoption of a plan or proposal for the liquidation or dissolution of BancFirst proposed by or on behalf of an Interested Stockholder or an affiliate or associate thereof; (iv) any transaction that has the effect of increasing the proportionate share of any class of equity or convertible security of BancFirst or any subsidiary that is beneficially owned by an Interested Stockholder or any affiliate or associate thereof and (v) any agreement or arrangement providing for any of the foregoing. As defined in the BancFirst Charter, "Interested Stockholder" means any person (other than BancFirst or any subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of BancFirst or any subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which is a person who is the beneficial owner, directly or indirectly, of more than 15% of the voting power of the then outstanding voting stock; or is an affiliate or associate of BancFirst and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 15% or more of the voting power of the then outstanding voting stock; or is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder.

     Neither the AmQuest Charter nor the AmQuest By-laws contain any similar provision or provisions.

     Charter and By-law Amendments. The BancFirst Charter provides that any amendment, alteration or repeal of Sections (A) and (B) of Article 7 of the BancFirst Charter may be amended only by the affirmative vote of at least 66 2/3% of the then-outstanding shares of stock entitled to vote in the election of directors. Sections (A) of Article 7 provides for a classified board of directors, and Section (B) of Article 7 provides that the BancFirst By-laws may be amended by the Board of Directors or the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of BancFirst entitled to vote generally in the election of directors, voting together as a single class. The BancFirst Charter further provides that any amendment, alteration or repeal of the provisions in the BancFirst Charter relating to a Business Combination requires the affirmative vote of the holders of at least 66 2/3% of the combined voting power of the issued and outstanding shares of BancFirst voting stock, voting together as a single class.

     Neither the AmQuest Charter nor the AmQuest By-laws contain any similar "supermajority" voting provisions.

TAKEOVER STATUTES

     Section 1090.3 of the OGCA contains provisions prohibiting a broad range of business combinations, such as a merger or consolidation, between an Oklahoma corporation with a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 1,000 or more stockholders, and an "interested shareholder" (which is defined as any owner of 15% or more of the corporation's stock) for three years after the date on which such shareholder became an interested shareholder, unless, among other things, the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. Because BancFirst Common Stock is traded on the Nasdaq, BancFirst is subject to Section 1090.3. AmQuest is not subject to Section 1090.3

     The OGCA also contains provisions regulating a "control share acquisition," which effectively deny voting rights to shares of an Oklahoma corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of stockholders by affirmative majority of all voting power, excluding all interested shares. A control share acquisition is one by which a purchasing stockholder acquires more than one-fifth, one-third, or a majority, under various circumstances, of the voting power of the stock of an "issuing public corporation." An "issuing public corporation" is an Oklahoma corporation that has (i) any class of securities registered pursuant to Section 12 or subject to Section 15(d) of the Exchange Act; (ii) 1,000 or more shareholders; and (iii) either (a) more than 10% of its stockholders resident in Oklahoma; (b) more than 10% of its shares owned by Oklahoma residents; or (c) 10,000 stockholders resident in Oklahoma. BancFirst currently has fewer than 1,000 stockholders of record and, accordingly, does not meet the statutory definition of an "issuing public corporation." Although consummation of the Merger is not expected to cause BancFirst to become subject to the control share acquisition provisions of the OGCA, it is likely that BancFirst will at some later date become subject to such provisions. AmQuest does not meet the statutory definition of an "issuing public corporation" and, accordingly, is not subject to the control share acquisition provisions of the OGCA.

                          INFORMATION ABOUT BANCFIRST

GENERAL

     BancFirst is an Oklahoma corporation and is registered as a bank holding company under the BHCA. It conducts substantially all of its operating activities through its wholly-owned subsidiary, BancFirst, a state-chartered, Federal Reserve member bank headquartered in Oklahoma City, Oklahoma. Through BancFirst Bank, BancFirst provides a full range of commercial banking services to retail customers and small to medium-sized businesses both in the non-metropolitan trade centers of Oklahoma and the metropolitan markets of Oklahoma City, Tulsa, Norman, Lawton, Muskogee and Shawnee.

     BancFirst Bank operates as a "super community bank," managing its community banking offices on a decentralized basis, which permits them to be responsive to local customer needs. Underwriting, funding, customer service and pricing decisions are made by Presidents in each market within the bank's strategic parameters. At the same time, BancFirst Bank generally has a larger lending capacity, broader product line and greater operational efficiencies than its principal competitors in the non-metropolitan market areas (which typically are independently-owned community banks). In the metropolitan markets served by the bank, BancFirst's strategy is to focus on the needs of local businesses not served effectively by larger institutions.

     As of March 31, 1998, on a consolidated basis, BancFirst had total assets of approximately $1.5 billion, total deposits of approximately $1.4 billion and total stockholders' equity of approximately $126 million. Through its 68 branches, BancFirst serves 36 communities across central and eastern Oklahoma. BancFirst's primary lending activity is the financing of business and industry in its market areas. As of March 31, 1998, BancFirst employed, in the aggregate, approximately 900 full-time equivalent employees.

MARKET PRICES OF AND CASH DIVIDENDS DECLARED ON BANCFIRST COMMON STOCK

       BancFirst Common Stock is listed on Nasdaq and is traded under the symbol "BANF." The following table sets forth, for the periods indicated, (i) the high and low sales prices of BancFirst Common Stock as reported on Nasdaq and (ii) the quarterly dividends declared on BancFirst Common Stock.


                           ------------------------
                                 PRICE RANGE
                           ------------------------
                                                         CASH DIVIDENDS
                              HIGH          LOW             DECLARED
                           ----------    ----------     ----------------
1998
----
First Quarter..........     $40 5/8       $ 32 7/8          $0.12
Second Quarter.........      48 1/4         39 1/2           0.12
Third Quarter (through
      August 6, 1998)....... 43             43                 --
1997
----
First Quarter..........      32 1/2         27 1/16          0.10
Second Quarter.........      33 1/2         27 1/2           0.10
Third Quarter..........      33 3/4         29 1/4           0.10

                           ------------------------
                                 PRICE RANGE
                           ------------------------
                                                         CASH DIVIDENDS
                              HIGH          LOW             DECLARED
                           ----------    ----------     ----------------
Fourth Quarter.........      34 1/4         31 9/16          0.12

1996
----
First Quarter..........      21 3/4         19               0.08
Second Quarter.........      21 3/4         20 5/8           0.08
Third Quarter..........      25 3/4         20 1/2           0.08
Fourth Quarter.........      27 1/2         24 1/2           0.10

       As of the BancFirst Record Date, there were approximately 350 holders of record of the Common Stock.

       Future dividend payments will be determined by BancFirst's Board of Directors in light of the earnings and financial condition of BancFirst and its subsidiaries, their capital needs, applicable governmental policies and regulations and such other factors as the Board of Directors deems appropriate.

       BancFirst is a legal entity separate and distinct from its subsidiary bank, and its ability to pay dividends is substantially dependent upon dividend payments received from the bank. Various laws, regulations and regulatory policies limit the bank's ability to pay dividends to BancFirst, as well as BancFirst's ability to pay dividends to its stockholders. See "INFORMATION ABOUT BANCFIRST-Management's Discussion and Analysis of Financial Condition and Results of Operations (BancFirst)-Liquidity and Funding" and "-Capital Resources." And "Supervision and Regulation."

OWNERSHIP OF BANCFIRST COMMON STOCK

     Set forth below is certain information regarding beneficial ownership of BancFirst Common Stock as of the BancFirst Record Date (except as noted below) by (i) each person known to BancFirst to beneficially own more than 5% of the issued and outstanding shares of Common Stock; (ii) each of BancFirst's directors; (iii) BancFirst's chief executive officer and each of BancFirst's other executive officers whose annual compensation exceeds $100,000 per year; and (iv) all executive officers and directors of BancFirst as a group. Beneficial ownership is determined based on rules of the Commission under which a person who has the direct or indirect sole or shared power to vote or direct the disposition of shares of BancFirst Common Stock is considered to be the beneficial owner even if such person does not have an economic interest in such shares. Accordingly, a person who is a trustee or co-trustee of a trust having the right to vote or dispose of the BancFirst Common Stock owned by a trust is considered to be the beneficial owner of the shares even though the beneficiaries of the trust will receive any economic benefits of such ownership.

                                                                         AMOUNT OF                        PERCENT
                             NAME                                  BENEFICIAL OWNERSHIP                  OF CLASS
                             ----                                  --------------------                  --------
    David E. Rainbolt                                                  3,158,440/(1)/                    46.60%

    BancFirst Corporation Employee Stock
      Ownership and Thrift Plan (the "ESOP")                             505,836/(2)/                     7.46%

    John Hancock Mutual Life Insurance Company                           418,100/(3)/                     6.17%

    Cleo L. Craig Grandchildrens Trust                                   345,044/(4)/                     5.09%

    C. L. Craig, Jr.                                                     413,790/(4)/                     6.10%

    Michael Thomas Craig                                                 413,591/(4)/                     6.10%

    Marion C. Bauman                                                         ---                           ---

    Jim Daniel                                                               300                             *

    Roy C. Ferguson /(5)/                                                 31,723                          0.47%

    K. Gordon Greer                                                       11,420                          0.17%

    Robert A. Gregory /(6)/                                               17,172                          0.25%

    John T. Hannah                                                           350                             *

    J. Clifford Hudson                                                       ---                           ---


                                                                         AMOUNT OF                        PERCENT
                             NAME                                  BENEFICIAL OWNERSHIP                  OF CLASS
                             ----                                  --------------------                  --------
    J. R. Hutchens, Jr. /(7)/                                             70,000                          1.03%

    William O. Johnstone                                                     ---                           ---

    J. Ralph McCalmont /(8)/                                             149,091                          2.19%

    Melvin Moran /(9)/                                                    90,092                          1.33%

    Paul B. Odom, Jr.                                                        ---                           ---

    H. E. Rainbolt /(10)/                                                 45,174                          0.66%

    Joe T. Shockley, Jr.                                                   3,050                             *

    All directors and executive officers
       as a group (19 persons)                                         3,990,602                         58.32%

---------------------------------

 (1) Shares beneficially owned by David E. Rainbolt, whose address is P.O. Box 26788, Oklahoma City, Oklahoma, 73126, include 3,117,820 shares held by R. Banking Limited Partnership, a family partnership of which Mr. Rainbolt is the general partner ("RBLP"), and 9,323 shares held by the ESOP and allocated to the account of Mr. Rainbolt.
 (2) All of the shares owned by the ESOP are allocated to the accounts of participants, who direct the ESOP trustee as to the voting of such shares. The address of the ESOP is P.O. Box 26883, Oklahoma City, Oklahoma, 73126-0883.
 (3) Based on a joint filing on Schedule 13G/A filed with the Commission on January 27, 1998, John Hancock Advisers, Inc. ("JHA") reported that it had sole voting and investment power over 418,100 shares as investment adviser for various fiduciary accounts. Other members of the filing group included The Berkeley Financial Group, in its capacity as the sole stockholder of JHA; John Hancock Subsidiaries, Inc., in its capacity as the sole stockholder of The Berkeley Financial Group; and John Hancock Mutual Life Insurance Company, in its capacity as the sole stockholder of John Hancock Subsidiaries, Inc. The address of JHA is P.O. Box 111, Boston, Massachusetts, 021179.
 (4) Based on a joint filing on Schedule 13G filed with the Commission on May 11, 1998, the Cleo L. Craig Grandchildrens Trust (the "Craig Trust") reported that it had beneficial ownership of 345,044 shares of BancFirst Common Stock, C. L. Craig had beneficial ownership of 413,790 shares of BancFirst Common Stock, and Michael Thomas Craig had beneficial ownership of 413,591 shares of BancFirst Common Stock. The shares beneficially owned by C. L. Craig and Michael Thomas Craig include the shares of the Craig Trust, of which they are co-trustees. The address of C. L. Craig and the Craig Trust is 14 Beckley, Shawnee, Oklahoma, 74801. The address of Michael Thomas Craig is 2420 Pearl Drive, Chickasha, Oklahoma 73018.
 (5) Includes 1,383 shares held by the ESOP and 15,000 shares subject to exercisable options.
 (6) Includes 3,422 shares held by the ESOP and 13,750 shares subject to exercisable options.
 (7)  Shares are held jointly with Mr. Hutchens' wife.
 (8) Includes 16,585 shares held by the ESOP and 15,000 shares subject to exercisable options.
 (9)  Includes 45,000 shares held directly by Mr. Moran's wife.
 (10) Includes 25,174 shares held by the ESOP and 20,000 shares subject to exercisable options.

  *   Less than 0.01%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION (BANCFIRST)

     The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of BancFirst. The following discussion should be read in conjunction with the information under "SELECTED CONSOLIDATED FINANCIAL DATA" and BancFirst's consolidated financial statements and notes thereto and other financial data included elsewhere in this Proxy Statement/Prospectus. Certain statements under this caption constitute "forward-looking statements" under Section 27A of the Securities Act and Section 21E of the Exchange Act which involve risks and uncertainties. BancFirst's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include but are not limited to economic conditions, competition in the geographic and business areas in which BancFirst conducts its operations, fluctuations in interest rates, credit quality and government regulation. For additional information concerning these and other factors, see "RISK FACTORS" and "INFORMATION ABOUT BANCFIRST."

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

Summary

     The Company reported net income of $3.97 million for the quarter ended March 31, 1998, compared to net income of $3.76 million for the same quarter of 1997. Diluted net income per share was $0.60 for the first quarter of 1998, compared to $0.57 per share for the first quarter of 1997.

     Total assets were $1.53 billion, an increase of $187 million from December 31, 1997 and $281 million from March 31, 1997. The growth since year-end 1997 and the first quarter of 1997 was due to the acquisition of ten branches from NationsBank, N.A. and internal growth. Stockholders' equity rose to $126 million, an increase of $3.56 million compared to December 31, 1997 and $13.5 million compared to March 31, 1997.

Results of Operations

     Net interest income increased for the first quarter of 1998 by $1.54 million, or 11.1%, as compared to the same quarter of 1997, primarily as a result of earning asset growth. Net interest spread was 4.22% for the quarter compared to 4.30% for the first quarter of 1997, while average net earning assets increased $25.4 million, or 11.7%. Net interest margin on a taxable equivalent basis was 5.09% for the first quarter, compared to 5.18% for the same quarter of 1997.

     The Company provided $577,000 for loan losses for the quarter, compared to $96,000 for the first quarter of 1997, reflecting higher net charge-offs and loan growth in 1998. Net loan charge-offs were $453,000 for the first quarter of 1998, compared to $115,000 for the first quarter of 1997. The net charge-offs in 1998 represent an annualized rate of 0.20% of total loans, compared to a rate of 0.06% for the same quarter of 1997. While net charge-offs increased in the first quarter over recent periods, asset quality remains high.

     Noninterest income increased $569,000, or 14.9%, compared to the first quarter of 1997 due to higher service charges on deposits and other income, such as trust fees and income from the origination and sale of residential mortgages. Noninterest expense increased $1.36 million, or 11.8%, due largely to increased staffing and other costs of expanding the Company's management and operational infrastructure.

     Income tax expense increased $60,000 compared to the first three months of 1997. The effective tax rate on income before taxes was 37%, down slightly from 38% in 1997.

Financial Position

     Total securities increased $86.6 million compared to December 31, 1997 and $94.2 million compared to March 31, 1997, primarily due to cash received for the assumption of net liabilities for the branches acquired from NationsBank, N.A. The net unrealized gain on securities available for sale was $2.67 million at the end of the first quarter of 1998, compared to a gain of $2.41 million at December 31 and a loss of $469,000 at March 31, 1997. The average taxable equivalent yield on the securities portfolio for the first quarter increased to 6.48% from 6.45% for the same quarter of 1997.

     Total loans increased $68.9 million from December 31, 1997 and $143 million from March 31, 1997, due to $30 million of loans acquired with the NationsBank branches and internal growth. The allowance for loan losses increased $415,000 from year-end 1997 and $774,000 from the first quarter of 1997. The allowance as a percentage of total loans was 1.37%, 1.43% and 1.55% at March 31, 1998, December 31, 1997 and March 31, 1997, respectively. The allowance to nonperforming and restructured loans ratios at the same dates were 260.60%, 248.01% and 216.90%, respectively.

     Nonperforming and restructured assets totaled $5.69 million, compared to $6.04 million at year-end 1997 and $5.9 million at March 31, 1997. Although the ratio of nonperforming and restructured assets to total assets is only 0.37%, it is reasonable to expect nonperforming loans and loan losses to rise over several years to historical norms as a result of economic and credit cycles.

     Total deposits increased $183 million as compared to December 31, 1997 and $261 million compared to March 31, 1997. The increases reflect the acquisition of the NationsBank branches, which added approximately $132 million in deposits, and internal growth. The Company's deposit base continues to be comprised substantially of core deposits, with large denomination certificates of deposit being only 12.6% of total deposits at March 31, 1998.

     Short-term borrowings decreased $955,000 from December 31, 1997 and increased $3.77 million from March 31, 1997. Fluctuations in short-term borrowings are a function of liquidity needs and customer demand for repurchase agreements.

     Long-term borrowings decreased $27,000 from year-end 1997, and increased $437,000 from the third quarter of 1997 due to principal payments in 1998 and additional Federal Home Loan Bank borrowings during 1997.

     Stockholders' equity rose to $126 million from $123 million at year-end 1997 and $113 million at March 31, 1997. These increases were primarily the result of accumulated earnings. In April 1998, the Company terminated its Stock Repurchase Program. No repurchases were made under the program during 1998. Average stockholders' equity to average assets for the quarter was 8.96%, compared to 9.14% for the same quarter of 1997. The Company's leverage ratio and total risk-based capital ratio were 8.43% and 14.94%, respectively, at March 31, 1998, well in excess of the regulatory minimums.

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Summary

     In 1997, BancFirst Corporation posted its seventh consecutive year of record earnings while also enhancing its resources and operational infrastructure. Additional personnel were added in key areas and investments in technology were made to prepare BancFirst to take advantage of growth opportunities. BancFirst raised additional regulatory capital through the issuance of $25 million of trust preferred securities. Agreements were executed for acquisitions to be completed in 1998 which will add ten new banking locations and approximately $225 million in assets.

     Net income for 1997, was $15.8 million, up from $15.1 million for 1996 and $12.8 million for 1995. The corresponding basic earnings per share were $2.48 for 1997, $2.41 for 1996 and $2.07 for 1995.

     Total assets increased $110 million, to $1.35 billion, as a result of internal growth. Total loans increased $94 million, representing internal growth of over 12%. Total deposits increased $70 million, or 6.3%. Average loans to deposits rose to 71.47% from 68.81% Stockholders' equity increased $10.8 million while average stockholders' equity to average assets increased to 9.11%, from 8.93% for 1996.

     Asset quality remained high in 1997 with nonperforming and restructured assets to total assets of 0.45%, compared to 0.57% for 1996. The allowance for loan losses to nonperforming and restructured loans was 248.01% at year-end 1997 and 207.31% at the end of 1996.

     In January 1997, BancFirst established BFC Capital Trust I which issued $25 million of 9.65% Capital Securities (the "Capital Securities") in February 1997. The Capital Securities are included in regulatory capital and the proceeds were used for acquisitions, purchases of BancFirst Common Stock and for general corporate purposes.

     In March 1997, BancFirst acquired 22.8% of the common stock outstanding of First Ada Bancshares, Inc. for cash of $4.95 million. First Ada Bancshares, Inc. has approximately $170 million in total assets.

     In September 1997, BancFirst entered into agreements to purchase 13 branches from NationsBank, N.A. and concurrently sell three of the branches to another Oklahoma financial institution. The purchase and sale were completed in March 1998 and resulted in BancFirst purchasing loans and other assets of approximately $33 million, assuming deposits of approximately $135 million and paying a premium on deposits of approximately $9 million.

     In December 1997, BancFirst entered into an agreement to acquire Lawton Security Bancshares, Inc., which has approximately $90 million in total assets. The acquisition was effected in the second quarter of 1998 through the exchange of 414,794 shares of BancFirst Common Stock for all of the Lawton Security Bancshares, Inc. common stock outstanding.

Results of Operations

     Net Interest Income

     Net interest income, which is BancFirst's principal source of operating revenue, increased 7.28% in 1997 to $57.7 million, after increasing 23.1% in 1996 and 12.2% in 1995. The net interest margin on a taxable equivalent basis for 1997 was 5.13%, down from 5.35% for 1996 and 5.20% for 1994. BancFirst's net interest margin has benefited in recent years from generally stable interest rates combined with relatively strong loan demand. The margin in 1997 was affected by a flatter yield curve and the added cost of the Capital Securities. It is therefore reasonable to expect that BancFirst's relatively high net interest margin may decline to more historical levels in the absence of strong loan demand or in a different interest rate environment.

       CONSOLIDATED AVERAGE BALANCE SHEETS AND INTEREST MARGIN ANALYSIS
                TAXABLE EQUIVALENT BASIS (DOLLARS IN THOUSANDS)

                                           DECEMBER 31, 1997                DECEMBER 31, 1996              DECEMBER 31, 1995
                                    -------------------------------  ------------------------------   ----------------------------
                                                  INTEREST  AVERAGE               INTEREST  AVERAGE            INTEREST  AVERAGE
                                      AVERAGE     INCOME/   YIELD/     AVERAGE    INCOME/    YIELD/   AVERAGE  INCOME/    YIELD/
ASSETS                                BALANCE     EXPENSE    RATE      BALANCE    EXPENSE     RATE    BALANCE  EXPENSE     RATE
                                    -----------   --------  -------  -----------  --------  -------   -------- --------- ---------
Earning Assets:
     Loans (1)                      $   800,086   $77,259     9.66%  $  710,115   $69,342     9.76%   $577,887  $58,199    10.07%
     Investments - taxable              287,555    18,298     6.36      265,488    16,546     6.23     233,777   13,937     5.96
     Investments - tax exempt            12,668     1,036     8.18       11,042       937     8.49      11,059      945     8.55
     Federal funds sold                  36,310     1,988     5.47       29,287     1,572     5.37      28,515    1,673     5.87
                                    -----------   -------            ----------   -------             --------  -------
        Total earning assets          1,136,619    98,581     8.67    1,015,932    88,397     8.70     851,238   74,754     8.78
                                    -----------   -------            ----------   -------             --------  -------
Nonearning assets:
     Cash and due from banks             76,141                          73,111                         67,348
     Interest receivable and other
      assets                             78,510                          73,542                         55,543
     Allowance for loan losses          (11,978)                        (11,598)                       (10,162)
                                    -----------                      ----------                       --------
        Total nonearning assets         142,673                         135,055                        112,729
                                    -----------                      ----------                       --------
        Total assets                $ 1,279,292                      $1,150,987                       $963,967
                                    ===========                      ==========                       ========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
     Transaction deposits           $    20,649       545     2.64%  $  111,633     3,052     2.73%   $179,435    5,882     3.28%
     Savings deposits                   384,726    11,550     3.00      275,868     8,582     3.11     154,482    5,848     3.79
     Time deposits                      470,828    25,266     5.37      416,253    21,958     5.28     346,807   18,435     5.32
     Short-term borrowings                5,242       307     5.86        6,298       364     5.78       4,403      253     5.75
     Line of credit                          --        --       --           --        --       --          --       16       NM
     Long-term borrowings                 6,720       409     6.08        1,560       103     6.60         216       14     6.48
     9.65% Capital Securities            22,683     2,214     9.76           --        --       --          --       --       --
                                    -----------   -------            ----------   -------             --------  -------
        Total interest-bearing
         liabilities                    910,848    40,291     4.42      811,612    34,059     4.20     685,343   30,448     4.44
                                    -----------   -------            ----------   -------             --------  -------
Interest-free funds:
     Demand deposits                    243,213                         228,291                        181,495
     Interest payable and other
      liabilities                         8,684                           8,278                          6,259
     Stockholders' equity               116,547                         102,806                         90,870
                                    -----------                      ----------                       --------
        Total interest-free funds       368,444                         339,375                        278,624
                                    -----------                      ----------                       --------
        Total liabilities and
         stockholders' equity       $ 1,279,292                      $1,150,987                       $963,967
                                    ===========                      ==========                       ========

Net interest income                               $58,290                         $54,338                       $44,306
                                                  =======                         =======                       =======
Net interest spread                                           4.25%                           4.51%                         4.34%
                                                              ====                            ====                          ====
Net interest margin                                           5.13%                           5.35%                         5.20%
                                                              ====                            ====                          ====

(1) Nonaccrual loans are included in the average loan balances and any interest on such nonaccrual loans is recognized on a cash basis.

        NM -- Not Meaningful.

          Changes in the volume of earning assets and interest-bearing liabilities, and changes in interest rates determine the change in net interest income. The substantial increases in net interest income in recent years have been due to volume changes rather than changes in interest rates. The Volume/Rate Analysis summarizes the relative contribution of each of these components to the increases in net interest income in 1997 and 1996. The increase in net interest income in 1997 can be attributed to the increase in loan volume and an increase in net earning assets. Average loans rose 12.7%. At the same time, average net earning assets increased to $226 million from $204 million for 1996. In 1996, average loans increased 22.9% and average net earning assets increased to $204 million from $166 million for 1995.


                                                   CHANGE IN 1997                      CHANGE IN 1996
                                          ----------------------------------  -----------------------------------
                                                        DUE TO                              DUE TO
                                                        VOLUME      DUE TO                  VOLUME       DUE TO
                                             TOTAL        (1)        RATE       TOTAL         (1)         RATE
                                          ----------  ----------  ----------  ----------  ----------   ----------
                                                                 (DOLLARS IN THOUSANDS)
Increase (Decrease) In:
Interest Income:
         Loans                             $  7,918    $  9,002    $ (1,084)   $ 11,145    $ 13,245    $ (2,100)
         Securities--taxable                  1,756       1,281         475       2,609       2,112         497
         Securities--tax-exempt                  99         138         (39)         (8)         (2)         (6)
         Federal funds sold                     416         377          39        (101)         45        (146)
                                           --------    --------    --------    --------    --------    --------
                  Total interest income      10,189      10,798        (609)     13,645      15,400      (1,755)
                                           --------    --------    --------    --------    --------    --------
Interest Expense:
         Transaction deposits                (2,507)     (2,483)        (24)     (2,831)     (2,235)       (596)
         Savings deposits                     2,968       2,890          78       2,734       4,368      (1,634)
         Time deposits                        3,309       2,890         419       3,523       3,763        (240)
         Short-term borrowings                  (57)        (83)         26          95         112         (17)
         Long-term borrowings                   306         341         (35)         89          87           2
         9.65% Capital Securities             2,214          --       2,214          --          --          --
                                           --------    --------    --------    --------    --------    --------
                  Total interest expense      6,233       3,555       2,678       3,610       6,095      (2,485)
                                           --------    --------    --------    --------    --------    --------
Net interest income                        $  3,956    $  7,243    $ (3,287)   $ 10,035    $  9,305    $    730
                                           ========    ========    ========    ========    ========    ========

(1) The change in interest due to change in mix has been allocated in total to volume changes.

    Interest rate sensitivity analysis measures the sensitivity of BancFirst's net interest margin to changes in interest rates by analyzing the repricing relationship between its earning assets and interest-bearing liabilities. This analysis is limited by the fact that it presents a static position as of a single day and is not necessarily indicative of BancFirst's position at any other point in time, and does not take into account the sensitivity of yields and rates of specific assets and liabilities to changes in market rates. In 1997, Management continued its strategy of creating manageable negative interest sensitivity gaps. This approach takes advantage of BancFirst's stable core deposit base and the relatively short maturity and repricing frequency of its loan portfolio, as well as the historical existence of a positive yield curve, which enhances the net interest margin over the long term. Although interest rate risk is increased on a controlled basis by this position, it is somewhat mitigated by BancFirst's high level of liquidity.

    The Analysis of Interest Rate Sensitivity presents BancFirst's earning assets and interest-bearing liabilities based on maturity and repricing frequency at December 31, 1997. At this date, interest-bearing liabilities exceeded earning assets by $184 million in the three month interval. This negative gap position assumes that BancFirst's core savings and transaction deposits are immediately rate sensitive and reflects Management's perception that the yield curve will be positive over the long term. In 1991 through 1993 the yield curve became steeper as short-term interest rates decreased significantly. This condition resulted in higher net interest margins for BancFirst. In 1994 and 1995, the yield curve flattened as short-term interest rates rose. The curve remained relatively stable in 1996, but flattened again in 1997 as long-term interest rates declined. When the yield curve flattens, BancFirst's net interest margin would be expected to decline, unless BancFirst adjusts its interest sensitivity gap position, or employs other strategies to control the rise in rates on interest-bearing liabilities or to increase the yield on earning assets. In recent years, BancFirst's loan growth and increases in noninterest-bearing funding sources have resulted in lower negative gaps in the zero to 12 months range. This has largely offset the effects of the flatter yield curve. In 1997, however, the cumulative 12 months negative gap increased to 16.87%, from 14.06% at December 31, 1996, as much of the growth in earning assets was in the 1 to 5 years range.

                                                      INTEREST RATE            NONINTEREST RATE
                                                        SENSITIVE                 SENSITIVE
                                                 ------------------------- -------------------------
                                                   0 TO 3       4 TO 12      1 TO 5        OVER 5
                                                   MONTHS       MONTHS        YEARS        YEARS         TOTAL
                                                 -----------  ------------ ------------  -----------  ------------
                                                                     (DOLLARS IN THOUSANDS)
EARNING ASSETS:
    Loans                                        $ 344,898     $ 173,846    $ 252,751    $  86,401    $  857,896
    Federal funds sold                              40,600            --           --           --        40,600
    Securities                                      22,968        54,152      213,878       19,345       310,343
                                                 ---------     ---------    ---------    ---------    ----------
       Total                                     $ 408,466     $ 227,998    $ 466,629    $ 105,746    $1,208,839
                                                 =========     =========    =========    =========    ==========
FUNDING SOURCES:

    Noninterest-bearing demand deposits (1)      $      --     $      --    $      --    $ 141,817    $  141,817
    Savings and transaction deposits               419,651            --           --           --       419,651
    Time deposits of $100 or more                   54,455        62,982       21,004           --       138,441
    Time deposits under $100                       112,544       179,548       55,837           --       347,929
    Short-term borrowings                            6,016            --           --           --         6,016
    Long-term borrowings                                26         5,168          777        1,080         7,051
    9.65% Capital Securities                            --            --           --       25,000        25,000
    Stockholders' equity                                --            --           --      122,934       122,934
                                                 ---------     ---------    ---------    ---------    ----------
       Total                                     $ 592,692     $ 247,698    $  77,618    $ 290,831    $1,208,839
                                                 =========     =========    =========    =========    ==========

Interest sensitivity gap                         $(184,226)    $ (19,700)   $ 389,011    $(185,085)

Cumulative gap                                   $(184,226)   $ (203,926)   $ 185,085    $      --
Cumulative gap as a percentage
of total earning assets                             (15.24)%      (16.87)%      15.31 %         -- %

(1) Represents the amount of demand deposits required to support earning assets in excess of interest-bearing liabilities and stockholders' equity.

     Provision for Loan Losses

     The provision for loan losses was $982,000 for 1997 compared to $994,000 for 1996, and $855,000 for 1995. These relatively low levels of provisions reflect BancFirst's strong asset quality. The amounts provided for the last three years are primarily due to loan growth, as BancFirst establishes a 1% allowance for losses on non-classified loans. Net loan charge-offs were $643,000 for 1997, compared to $654,000 for 1996 and $452,000 for 1995. The net charge-offs for 1997 and 1996 were equivalent to only 0.08% and 0.09% of average loans, respectively. A more detailed discussion of the allowance for loan losses is provided under "-Loans."

     Noninterest Income

     Noninterest income increased in 1997 by $822,000, or 5.48%, compared to an increase of $2.50 million, or 20% in 1996 and $1.28 million, or 11.4%, in 1995. Noninterest income has become an increasingly important source of revenue. BancFirst's fee income has increased each year since 1987 due to improved pricing strategies, enhanced product lines and bank acquisitions. New products and strategies are being implemented which are expected to produce continued growth in noninterest income.

     Service charges on deposits increased $1.18 million, or 13.2%, compared to increases of 14% and 2.98% in 1996 and 1995, respectively. In 1997, BancFirst implemented strategies to improve the charging and collection of various service charges. The growth in 1996 was primarily due to acquisitions. Other noninterest income decreased $173,000, or 3%, in 1997, after increases of 29.2%, in 1996, and 26.5% in 1995. The primary causes of the increases in the prior two years were increased fees from mortgage origination, gains on sales of mortgage loans and fees from money order sales.

     Net gains on securities transactions were $1,000 in 1997, compared to $188,000 in 1996, and $111,000 in 1995. BancFirst's practice is to hold its securities to maturity and it does not engage in trading activities. The small gains from securities transactions have primarily been from securities that have been called or from disposing of securities acquired in mergers which had a higher than acceptable level of risk. A more detailed discussion of securities is provided under "Securities."

       Noninterest Expense

       Total noninterest expense increased in 1997 by 12.2% to $48.5 million, compared to increases of 23.9% for 1996 and 10.4% for 1995. Salaries and employee benefits have increased over the past three years due to acquisitions, higher salary levels, additional staff for new product lines and increased loan demand. Occupancy and fixed asset expense, depreciation, amortization and data processing services all increased due to acquisitions. Data processing services decreased in 1995 from the renegotiation of the data processing contract. Net expense from other real estate owned of $242,000 was recognized for 1997, compared to $35,000 and $89,000 for 1996 and 1995. These amounts are reflective of BancFirst's efforts to reduce nonperforming assets. The increase in 1997 was due to lower gains on sales of other real estate owned.

       Income Taxes

       Income tax expense decreased to $8.25 million from $9.43 million for 1996. The primary reasons for the difference between BancFirst's effective tax rate and the federal statutory rate are nondeductible amortization and state tax expense. Prior to 1993, BancFirst had net operating loss carryforwards for financial and tax reporting purposes. BancFirst utilized substantial portions of these net operating loss carryforwards in 1993 and 1994. The remaining carryforwards are limited as to the amounts which may be utilized each year.

       Since banks have traditionally carried large amounts of tax-exempt securities and loans, certain financial information is prepared on a taxable equivalent basis to facilitate analysis of yields and changes in components of earnings. Average balance sheets, income statements and other financial statistics on a taxable equivalent basis have been presented for this purpose.

       Impact of Inflation

       The impact of inflation on financial institutions differs significantly from that of industrial or commercial companies. The assets of financial institutions are predominantly monetary, as opposed to fixed or nonmonetary assets such as premises, equipment and inventory. As a result, there is little exposure to inflated earnings by understated depreciation charges or significantly understated current values of assets. Although inflation can have an indirect effect by leading to higher interest rates, financial institutions are in a position to monitor the effects on interest costs and yields and respond to inflationary trends through management of interest rate sensitivity. Inflation can also have an impact on noninterest expenses such as salaries and employee benefits, occupancy, services and other costs.

Financial Position

       Cash and Federal Funds Sold

       Cash consists of cash and cash items on hand, deposits and other amounts due from other banks, and reserves deposited with the Federal Reserve Bank. Federal funds sold consists of overnight investments of excess funds with other financial institutions. The amount of cash and federal funds sold carried by BancFirst is a function of the availability of funds presented to other institutions for clearing, BancFirst's requirements for liquidity, operating cash and reserves, available yields, and interest rate sensitivity management. Balances of these items can fluctuate widely based on these various factors. Cash and federal funds sold decreased $11.3 million, or 9.3% compared to December 31, 1996. In 1996, cash and federal funds sold increased $6.23 million, or 5.4%, as compared to year-end 1995. However, based on average balances the increases for 1997 and 1996 were 9.82% and 6.8%, respectively. The year-end balances of cash and federal funds sold are affected by funds temporarily deposited or withdrawn by certain customers of the bank over year end. Consequently, comparisons of year-end balances of cash and federal funds sold are not necessarily reflective of the overall trend.

       Securities

       During 1997, total securities increased $26.5 million, or 9.33%, compared to an increase of $20.7 million, or 7.88%, in 1996. The increase in 1997 was in line with the internal growth of BancFirst, while the increase in 1996 was primarily due to acquisitions.

       Securities available for sale represented 87.7% of the total securities portfolio at year-end 1997, compared to 88.3% and 84% at year-end 1996 and 1995, respectively. These levels reflect BancFirst's strategy of maintaining a very liquid portfolio. Securities available for sale had a net unrealized gain of $2.41 million at year-end 1997, compared to $1.16 million the preceding year. These gains are included, net of tax, in BancFirst's stockholders' equity as $1.55 million and $736,000, respectively.

                                                                                          DECEMBER 31,
                                                                        ---------------------------------------------
                                                                               1997           1996            1995
                                                                        --------------   ------------    ------------
                                                                                    (DOLLARS IN THOUSANDS)
HELD FOR INVESTMENT

U. S. Treasury and other federal agencies                                     $ 19,507       $ 22,560        $ 30,352
States and political subdivisions                                               18,475         10,654          10,478
Other securities                                                                    53             75           1,175
                                                                        --------------   ------------    ------------
    Total                                                                     $ 38,035       $ 33,289        $ 42,005
                                                                        ==============   ============    ============
Estimated market value                                                        $ 38,705       $ 33,653        $ 42,577
                                                                        ==============   ============    ============
AVAILABLE FOR SALE

U. S. Treasury and other federal agencies                                     $263,315       $242,233        $216,431
States and political subdivisions                                                1,147          1,284             657
Other securities                                                                 7,846          7,051           4,020
                                                                        --------------   ------------    ------------
     Total                                                                    $272,308       $250,568        $221,108
                                                                        ==============   ============    ============

       The Maturity Distribution of Securities summarizes the maturity and weighted average taxable equivalent yields of the securities portfolios at December 31, 1997. BancFirst manages its securities portfolio for liquidity and as a tool to execute its asset/liability management strategy. Consequently, the average maturity of the portfolio has been shortened significantly in recent years. The percentage of securities maturing within five years increased to 86.45% in 1997 from 85.24% in 1996.

                                                         AFTER ONE YEAR      AFTER FIVE YEARS
                                                              BUT                 BUT
                                    WITHIN ONE YEAR    WITHIN FIVE YEARS    WITHIN TEN YEARS    AFTER TEN YEARS         TOTAL
                                  -----------------  ------------------- --------------------- ------------------ ------------------
                                   AMOUNT   YIELD      AMOUNT    YIELD     AMOUNT      YIELD     AMOUNT    YIELD    AMOUNT    YIELD
                                  -------- --------  ---------  -------- ----------  --------- ---------  ------- ----------  ------
HELD FOR                                                                (DOLLARS IN THOUSANDS)
INVESTMENT
U. S. Treasury
  and other federal agencies      $  6,273    6.18%   $  4,553     7.67%   $ 5,674    6.74%     $ 3,007    6.70%  $ 19,507    6.77%

State and political subdivisions     1,573    8.47       8,483     7.37      4,026    8.07        4,393    7.27     18,475    7.59

Other securities                        --      --          --       --         53    6.26           --      --         53    6.26
                                  --------            --------             -------              -------           --------

Total                             $  7,846    6.64    $ 13,036     7.47    $ 9,753    7.29      $ 7,400    6.80   $ 38,035    7.17
                                  ========            ========             =======              =======           ========

Percentage of total                  20.63%              34.27%              25.64%               19.46%            100.00%
                                  ========            ========             =======              =======           ========

AVAILABLE FOR SALE

U. S. Treasury and
  other federal agencies          $ 46,557    6.17%   $200,161     6.34%   $ 8,241    6.71%     $ 8,356    7.22%  $263,315    6.35%

State and political subdivisions       552    6.06         140     6.44        207    7.33          248    8.17      1,147    6.79

Other securities                        --      --          --       --         --      --        7,846    5.88      7,846    5.88
                                  --------            --------             -------              -------           --------

Total                             $ 47,109    6.17    $200,301     6.34    $ 8,448    6.73      $16,450    6.60   $272,308    6.34
                                  ========            ========             =======              =======           ========

Percentage of total                  17.30%              73.56%               3.10%                6.04%            100.00%
                                  ========            ========             =======              =======           ========

Total securities                  $ 54,955    6.24    $213,337     6.41    $18,201    7.03      $23,850    6.47   $310,343    6.44
                                  ========            ========             =======              =======           ========

Percentage of total                  17.71%             68.74%               5.86%                7.69%            100.00%
                                  ========            ========             =======              =======           ========

     Loans

     BancFirst has generated significant loan growth over the past eight years from both acquisitions and internal originations. Total loans increased $94.3 million, or 12.4%, in 1997, and $138 million, or 22.1%, in 1996. The increase in 1997 was all due to internal growth, while internal loan growth added $57.6 million to total loans in 1996. This growth is being generated primarily in the Oklahoma City and Tulsa metropolitan markets and by specialized lending activities such as guaranteed student loans, SBA guaranteed loans and residential mortgage loans.

     Composition. BancFirst's loan portfolio is diversified among various types
     -----------
of commercial and individual borrowers. Commercial loans are comprised principally of loans to companies in light manufacturing, retail and service industries. Construction and development loans totaled only $46.7 million, or 5.44% of total loans as of the end of 1997, and oil and gas production loans totaled only $11.5 million, or 1.34% of total loans. Real estate loans are relatively evenly divided between mortgages on personal residences and loans secured by commercial and other types of properties. Installment loans are comprised mostly of loans to individuals for the purchase of vehicles and student loans. Loans secured by real estate have always been a large proportion of BancFirst's loan portfolio. In 1997, this percentage was 53.3% compared to 52.6% for 1996. BancFirst is subject to risk of future market fluctuations in property values relating to these loans. BancFirst attempts to manage this risk through rigorous loan underwriting standards, training of loan officers and close monitoring of the values of individual properties.

     The majority of the commercial real estate and other commercial loans have maturities of one year or less. However, many of these loans are renewed at existing or similar terms after scheduled principal reductions. Also, approximately 67.6% of the commercial real estate and other commercial loans had adjustable interest rates at year-end 1997. The short maturities and adjustable interest rates on these loans allow BancFirst to maintain the majority of its loan portfolio near market interest rates.

                                                           DECEMBER 31,
                  ---------------------------------------------------------------------------------------------
                         1997               1996               1995               1994               1993
                  ------------------ -----------------  -----------------  -----------------  -----------------
                              % OF               % OF               % OF               % OF               % OF
                    AMOUNT    TOTAL    AMOUNT   TOTAL     AMOUNT   TOTAL     AMOUNT   TOTAL     AMOUNT   TOTAL
                  ---------- ------- --------- -------  --------- -------  --------- -------  --------- -------
                                                       (DOLLARS IN THOUSANDS)
 Commercial,
  financial and
  other            $253,684   29.57%  $223,116   29.22%  $180,923   28.94%  $156,718   30.00%  $131,088   28.11%
 Real estate--
  construction       46,662    5.44     37,555    4.92     27,620    4.42     29,760    5.70     19,258    4.13
 Real estate--
  mortgage          409,712   47.76    363,671   47.63    305,456   48.86    242,143   46.36    229,143   49.13
 Consumer           147,838   17.23    139,217   18.23    111,163   17.78     93,693   17.94     86,867   18.63
                   --------  ------   --------- ------   --------- ------   --------  ------   --------  ------
      Total loans  $857,896  100.00%  $763,559  100.00%  $625,162  100.00%  $522,314  100.00%  $466,356  100.00%
                   ========  ======   ========  ======   ========  ======   ========  ======   ========  ======


                                                                                  MATURING
                                                               ----------------------------------------------
                                                                           AFTER ONE
                                                                WITHIN     BUT WITHIN    AFTER
                                                               ONE YEAR    FIVE YEARS  FIVE YEARS     TOTAL
                                                               --------    ----------  ----------    --------
                                                                           (DOLLARS IN THOUSANDS)
Commercial, financial and other                                $169,159    $ 70,098      $14,427     $253,684
Real estate-- construction                                       28,849      13,656        4,157       46,662
Real estate -- mortgage (excluding loans secured by 1-4 family
 residential properties)                                        100,729      85,832       28,765      215,326
                                                               --------    --------      -------     --------
     Total                                                     $298,737    $169,586      $47,349     $515,672
                                                               ========    ========      =======     ========
Loans with predetermined interest rates                         $82,298    $ 65,318      $19,445     $167,061
Loans with adjustable interest rates                            216,439     104,268       27,904      348,611
                                                               --------    --------      -------     --------
     Total                                                     $298,737    $169,586      $47,349     $515,672
                                                               ========    ========      =======     ========
Percentage of total                                               57.93 %     32.89 %       9.18 %     100.00 %
                                                               ========    ========      =======     ========

     The information relating to the maturity and rate sensitivity of loans is based upon original loan terms and is not adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, at interest rates prevailing at the date of renewal.

       Nonperforming and Restructured Loans. Nonperforming and restructured loans increased in 1995 and 1996 primarily as a result of acquisitions but
decreased in 1997.   Nonperforming and restructured loans as a percentage of
total loans was 0.58% at year-end 1997, compared to 0.75% at year-end 1996 and 0.79% at year-end 1995. From a historical perspective, nonperforming loans peaked in 1986 and have gradually decreased since that time. However, it is reasonable to expect that over the next several years the level of nonperforming loans and loan losses will rise to more historical norms as a result of economic and credit cycles.

       Nonaccrual loans negatively impact BancFirst's net interest margin. A loan is placed on nonaccrual status when, in the opinion of management, the future collectibility of interest and/or principal is in serious doubt.
Interest income is recognized on certain of these loans on a cash basis if the full collection of the remaining principal balance is reasonably expected. Otherwise, interest income is not recognized until the principal balance is fully collected. Total interest income which was not accrued on nonaccrual loans outstanding at year end was approximately $206,000 in 1997 and $172,000 in 1996. Only a small amount of this interest was ultimately collected.

       The classification of a loan as nonperforming does not necessarily indicate that loan principal and interest will ultimately be uncollectible. BancFirst's experience is that a significant portion of both principal and interest is eventually recovered. However, the above normal risk associated with nonperforming loans is considered in the determination of the allowance for loan losses. At year-end 1997, the allowance for loan losses as a percentage of nonperforming and restructured loans was 248%, compared to 207% at the end of 1996.

                                                                                          DECEMBER 31,
                                                           ---------------------------------------------------------------------
                                                                1997            1996           1995           1994           1993
                                                           ------------     ----------     ----------     ----------     ---------
                                                                                    (DOLLARS IN THOUSANDS)
Past due over 90 days and still accruing                         $1,076         $1,476         $  500         $  351         $  590
Nonaccrual                                                        3,511          3,643          3,724          2,715          3,278
Restructured                                                        366            643            688            654            804
                                                           ------------     ----------     ----------     ----------     ----------
     Total nonperforming and restructured loans                   4,953          5,762          4,912          3,720          4,672
Other real estate owned and repossessed assets                    1,088          1,252            858          2,354          4,220
                                                           ------------     ----------     ----------     ----------     ----------
     Total nonperforming and restructured assets                 $6,041         $7,014         $5,770         $6,074         $8,892
                                                           ============     ==========     ==========     ==========     ==========
Nonperforming and restructured loans to total loans                0.58%          0.75%          0.79%          0.71%          1.00%
                                                           ============     ==========     ==========     ==========     ==========
Nonperforming assets to total assets                               0.45%          0.57%          0.55%          0.70%          1.08%
                                                           ============     ==========     ==========     ==========     ==========

       Other real estate owned and repossessed assets decreased in 1997 to $1.09 million from $1.25 million at year-end 1996. The slight increase in other real estate owned in 1996 was due to acquisitions during the year. BancFirst places a substantial amount of emphasis on disposing of these assets. To encourage local management to sell the other real estate as quickly as possible and to ensure that it is carried at a conservative value, BancFirst's policy is to write other real estate down annually by the greater of 10% of its remaining carrying value, or the difference between its remaining carrying value and its estimated market value.

       Potential problem loans are performing loans to borrowers with a weakened financial condition, or which are experiencing unfavorable trends in their financial condition, which causes management to have concerns as to the ability of such borrowers to comply with the existing repayment terms. These loans, which are not included in nonperforming and restructured assets, totaled $12.3 million at December 31, 1997. In general, these loans are well collateralized and have no identifiable loss potential. Loans which are considered to have identifiable loss potential are placed on nonaccrual status, are allocated a specific allowance for loss or are directly charged-down, and are reported as nonperforming.

       Allowance for Loan Losses. The allowance for loan losses reflects Management's assessment of the risk of loss inherent in BancFirst's loan portfolio. The allowance and its adequacy is determined through consideration of many factors, including evaluation of known problem loans, levels of adversely classified, past due and nonperforming loans, loan loss experience, and economic conditions. To facilitate Management's assessment, BancFirst's Asset Quality Department performs periodic loan reviews at each of the company's locations. The process of determining the adequacy of the allowance for loan losses, however, necessarily involves the exercise of judgment and consideration of numerous subjective factors and, accordingly, there can be no assurance that the current level of the allowance will prove adequate in light of future developments and economic conditions. As loan quality changes with economic and credit cycles, it would be reasonable to expect BancFirst's net charge-offs and loan loss provisions to return to more historically normal levels.

       Adversely classified loans as a percentage of total loans, exclusive of the effect of acquisitions, have been declining, primarily as a result of the improving state economy and BancFirst's efforts to reduce the level of problem loans. Total adversely classified loans (which includes nonperforming loans, certain restructured loans and potential problem loans described above) were $14.8 million at the end of 1997, compared to $20.7 million for 1996 and $15.8 million at the end of 1995. The percentage of classified loans to total loans was 1.72% for 1997, 2.71% for 1996 and 2.53% for 1995.

   BancFirst's net charge-offs have been very low in recent years. In 1997, BancFirst recognized $643,000 of net charge-offs, which was only 0.08% of average loans, compared to $654,000 of net charge-offs, or 0.09% of average loans for 1996.


                                                                       YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------
                                                       1997       1996        1995       1994       1993
                                                    ---------- ----------  ---------  ---------- -----------
                                                                         (DOLLARS IN THOUSANDS)
Balance at beginning of year                        $ 11,945    $ 10,646    $  9,729   $   9,027   $   7,202
                                                    --------    --------    --------   ---------   ---------
Charge-offs:
   Commercial                                           (363)       (481)       (457)       (285)       (218)
   Real estate                                           (90)        (82)       (130)       (116)       (436)
   Consumer                                             (707)       (384)       (348)       (450)       (417)
   Other                                                 (80)       (120)        (78)        (68)        (83)
                                                    --------    --------    --------   ---------   ---------
       Total charge-offs                              (1,240)     (1,067)     (1,013)       (919)     (1,154)
                                                    --------    --------    --------   ---------   ---------
Recoveries:
   Commercial                                            242          98         232         400         431
   Real estate                                           163         125         154         341         251
   Consumer                                              166         155         150         148         185
   Other                                                  26          35          25          35          38
                                                    --------    --------    --------   ---------   ---------
       Total recoveries                                  597         413         561         924         905
                                                    --------    --------    --------   ---------   ---------
Net (charge-offs) recoveries                            (643)       (654)       (452)          5        (249)
Provisions charged to operations                         982         994         855         380         251
Additions from acquisitions                               --         959         514         317       1,823
                                                    --------    --------    --------   ---------   ---------
Balance at end of year                              $ 12,284    $ 11,945    $ 10,646   $   9,729   $   9,027
                                                    ========    ========    ========   =========   =========
Average loans                                       $800,086    $710,115    $577,887   $ 493,300   $ 412,306
                                                    ========    ========    ========   =========   =========
Total loans                                         $857,896    $763,559    $625,162   $ 522,314   $ 466,356
                                                    ========    ========    ========   =========   =========
Net charge-offs to average loans                        0.08 %      0.09 %      0.08 %      0.00 %      0.06 %
                                                    ========    ========    ========   =========   =========
Allowance to total loans                                1.43 %      1.56 %      1.70 %      1.86 %      1.94 %
                                                    ========    ========    ========   =========   =========
Allocation of the allowance by category of loans:
   Commercial, financial and other                  $    467    $    821    $    505   $     720   $     647
   Real estate--construction                             436         426         466         564         747
   Real estate--mortgage                                 806         731         917         927         729
   Consumer                                              149         170         188         149         155
   Unallocated                                        10,426       9,797       8,570       7,369       6,749
                                                    --------    --------    --------   ---------   ---------
       Total                                        $ 12,284    $ 11,945    $ 10,646   $   9,729   $   9,027
                                                    ========    ========    ========   =========   =========
PERCENT OF LOANS IN EACH CATEGORY TO TOTAL
LOANS:
   Commercial, financial and other                     29.57 %     29.22 %     28.94 %     30.00 %     28.11 %
   Real estate--construction                            5.44        4.92        4.42        5.70        4.13
   Real estate--mortgage                               47.76       47.63       48.86       46.36       49.13
   Consumer                                            17.23       18.23       17.78       17.94       18.63
                                                    --------    --------    --------   ---------   ---------
       Total                                          100.00 %    100.00 %    100.00 %    100.00 %    100.00 %
                                                    ========    ========    ========   =========   =========

     BancFirst adopted Statement of Financing Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"), in January 1995. This accounting standard requires that impaired loans be measured based upon the present value of future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. BancFirst's impaired loans are collateral dependent. Accordingly, the amount of impairment is measured based upon the fair value of the underlying collateral and is included in the allowance for loan losses. The adoption of FAS 114 did not have a material effect on the financial position or results of operations of BancFirst.

Liquidity and Funding

     BancFirst's principal source of liquidity and funding is its diverse deposit base generated from customer relationships. The availability of deposits is affected by economic conditions, competition with other financial institutions and alternative investments available to customers. Through interest rates paid, competitive service charges and other banking services offered, BancFirst can, to a limited extent, control its level of deposits. The level and maturity of deposits necessary to support BancFirst's lending and investment functions is determined through monitoring loan demand and through its asset/liability management process.

     BancFirst's core deposits provide it with a stable, low-cost funding source. In prior years, because of its relatively low loan to deposit ratio, BancFirst was highly liquid and did not need to retain deposits unless a favorable spread could be earned on the funds. However, loan growth and securities pledging requirements have reached a level which have made it desirable for BancFirst to generate internal deposit growth. Excluding acquisitions, total deposits increased $69.7 million in 1997, and $43.4 million in 1996. Much of the deposit growth has been in time deposits of $100,000 or more. Core deposits as a percentage of total deposits decreased, correspondingly, to 88.84% in 1997 and 89.50% in 1996. In 1996, interest-bearing transaction deposits decreased and savings deposits increased as a result of a new product introduced by BancFirst which sweeps excess funds in transaction accounts into a savings account. The effect of this change is even more apparent in the 1997 average balances.

                                  1997         1996         1995         1994          1993
                               ----------   ----------   ----------   ----------   ----------
   AVERAGE BALANCES                               (DOLLARS IN THOUSANDS)
Demand deposits                $  243,213   $  228,291   $  181,495   $  163,002   $  132,847

Interest-bearing transaction
  deposits                         20,649      111,633      179,435      173,647      146,187

Savings deposits                  384,726      275,868      154,482      156,920      124,798
Time deposits under $100,000      345,847      307,839      257,052      228,429      213,895
                               ----------   ----------   ----------   ----------   ----------
     Total core deposits          994,435      923,631      772,464      721,998      617,727

Time deposits of $100,000 or
   more                           124,981      108,414       89,755       56,196       49,206
                               ----------   ----------   ----------   ----------   ----------

     Total deposits            $1,119,416   $1,032,045   $  862,219   $  778,194   $  666,933
                               ==========   ==========   ==========   ==========   ==========

                                1997             1996             1995             1994              1993
                           --------------    -------------    -------------    -------------     --------------
PERCENTAGES OF TOTAL
DEPOSITS AND AVERAGE        % OF              % OF              % OF            % OF               % OF
RATES PAID                  TOTAL    RATE    TOTAL    RATE    TOTAL    RATE    TOTAL    RATE     TOTAL     RATE
                            -----    ----    -----    ----    -----    ----    -----    ----     -----     ----
Demand deposits             21.73%           22.12%           21.05%           20.95%            19.92%
Interest-bearing
 transaction deposits        1.84    2.64%   10.82    2.73%   20.81    3.28%   22.32    2.82%    21.92     2.83%

Savings deposits            34.37    3.00    26.73    3.11    17.92    3.79    20.16    3.08     18.71     3.03
Time deposits under
 $100,000                   30.90    5.40    29.83    5.31    29.81    5.32    29.35    3.87     32.07     3.56
                           ------           ------           ------           ------            ------
     Total core deposits    88.84            89.50            89.59            92.78             92.62
Time deposits of $100,000
  or more                   11.16    5.29    10.50    5.17    10.41    5.32     7.22    3.96      7.38     3.58
                           ------           ------           ------           ------            ------

                           100.00%          100.00%          100.00%          100.00%           100.00%
                           ======           ======            ======          ======            ======
     Total deposits
Average rate paid on
  interest-bearing
  deposits                           4.26%            4.18%            4.43%            3.38%              3.24%
                                     ====             ====             ====             ====               ====

     BancFirst has not utilized brokered deposits. Approximately 85% of its time deposits of $100,000 or more at December 31, 1997 mature in one year or less.

                                                    DECEMBER 31,
                                                        1997
                                         --------------------------------
                                                   (IN THOUSANDS)
Three months or less                                 $ 54,455
Over three through six months                          30,699
Over six through twelve months                         32,283
Over twelve months                                     21,004
 Total                                               --------
                                                     $138,441
                                                     ========

       Short-term borrowings, consisting of federal funds purchased and repurchase agreements, are another source of funds for BancFirst. The level of these borrowings is determined by various factors, including customer demand and BancFirst's ability to earn a favorable spread on the funds obtained. Federal funds purchased and repurchase agreements totaled $6.02 million in 1997, compared to $3.41 million in 1996.

       In 1995, BancFirst Bank became a member of the Federal Home Loan Bank of Topeka, Kansas (the "FHLB") and began borrowing from the FHLB at favorable interest rates. In 1995, a total of $15 million was borrowed on a short-term basis, which matured in 1996. From 1995 through 1997, approximately $2.1 million was borrowed on a long-term basis to match-fund certain long-term fixed-rate loans. Also in 1996, BancFirst Bank borrowed $5 million on a two-year term. These borrowings are collateralized by a pledge of residential first mortgages.

       BancFirst Bank is highly liquid. This liquidity positions BancFirst Bank to respond to increased loan demand and other requirements for funds, or to decreases in funding sources. Cash flows from operations, investing activities and other funding sources have provided the funds for the increased loan activity.

       The liquidity of BancFirst is dependent upon dividend payments from BancFirst Bank and its ability to obtain financing. Banking regulations limit bank dividends based upon net earnings retained by the bank and minimum capital requirements. Dividends in excess of these limits require regulatory approval. During 1997, BancFirst paid four dividends totaling $11.6 million.

Capital Resources

       Stockholders' equity totaled $123 million at year-end 1997, compared to $112 million at year-end 1996 and $98 million at year-end 1995. The increases in stockholders' equity are primarily due to net earnings retained. The Company's average equity capital ratio at year-end 1997 was 9.11%, compared to 8.93% for 1996 and 9.43% for 1995. At December 31, 1997, BancFirst's leverage ratio was 10.04% and its total risk-based capital ratio was 16.97%, compared to 7.90% and 14.23%, respectively in 1996. These increases are primarily due to the issuance of the Capital Securities and accumulated earnings. The minimum leverage ratio is 3% and the minimum total risk-based capital ratio is 8%. The standards are considered to be minimum requirements and banking institutions are generally expected to maintain capital well above the minimum levels. The decreases in the capital ratios in 1996 were primarily due to leverage added by acquisitions.

       In March 1995, BancFirst adopted a Stock Repurchase Program (the "SRP") authorizing management to repurchase up to 200,000 shares of BancFirst Common Stock. In 1997, the SRP was amended to increase the authorized shares to be repurchased to 350,000. The SRP is to be used for purchases of stock by BancFirst's ESOP, and may also be used to enhance earnings per share, provide stock for the exercise of stock options under the BancFirst's Incentive Stock Option Plan or to provide additional market liquidity for the stock. During 1997, BancFirst repurchased and canceled 37,900 shares and the ESOP purchased 20,000 shares. No purchases were made under the SRP during 1996. During 1995, BancFirst purchased and canceled 62,440 shares and the ESOP purchased 30,684 shares.

       In January 1997, BancFirst established BFC Capital Trust I, a trust formed under the Delaware Business Trust Act. In February 1997, the Trust issued $25 million of aggregate liquidation amount of 9.65% Capital Securities, Series A. The proceeds from the sale of the Capital Securities were invested in 9.65% Junior Subordinated Deferrable Interest Debentures, Series A (the "Debentures") of BancFirst. The Series A Capital Securities and Debentures were subsequently exchanged for Series B Capital Securities and Debentures, pursuant to a Registration Rights Agreement. The terms of the Series A and Series B securities are identical in all material respects. Distributions on the Capital Securities are payable January 15 and July 15 of each year. Such distributions may be deferred for up to ten consecutive semi-annual periods. The stated maturity date of the Capital Securities is January 15, 2027, but they are subject to mandatory redemption pursuant to optional prepayment terms. The Capital Securities represent an undivided interest in the Debentures, are guaranteed by BancFirst, and are presented as long-term debt in BancFirst's consolidated financial statements, but qualify as Tier 1 regulatory capital. During any deferral period or during any event of default, BancFirst may not declare or pay any dividends on any of its capital stock.

       Future dividend payments will be determined by the BancFirst's Board of Directors in light of the earnings and financial condition of BancFirst and BancFirst Bank, their capital needs, applicable governmental policies and regulations and such other factors as the Board of Directors deems appropriate. While no assurance can be given as to BancFirst's ability to pay dividends, Management believes that, based upon the anticipated performance of BancFirst, regular dividend payments will continue in 1998.

Market Risk

       Market risk is defined as the risk of loss related to financial instruments from changes in interest rates, foreign currency exchange rates and commodity prices. BancFirst's market risk arises principally from its lending, investing, deposit and borrowing activities. BancFirst is not exposed to market risk from foreign Exchange Ratios and commodity prices. Management monitors and controls interest rate risk through sensitivity analysis and its strategy of creating manageable negative interest sensitivity gaps, as described under "Net Interest Income" above. BancFirst does not use derivative financial instruments to manage its interest rate risk exposure.

       The table below presents BancFirst's financial instruments that are sensitive to changes in interest rates, their expected maturities and their estimated fair values at December 31, 1997.

                                                       EXPECTED MATURITY/PRINCIPAL REPAYMENTS AT DECEMBER 31,
                                                --------------------------------------------------------------------
                                       AVERAGE                                                                          FAIR
                                        RATE      1998      1999      2000     2001     2002   THEREAFTER   BALANCE     VALUE
                                       -------  --------  --------  -------  -------  -------  ----------  ---------  --------
                                                                            (DOLLARS IN THOUSANDS)
INTEREST SENSITIVE ASSETS:
Loans, net                              9.91%   $437,287  $133,974  $81,404  $58,759  $41,631   $92,557    $845,612   $845,852
Federal funds sold                      6.27      40,600        --       --       --       --        --      40,600     40,600
Securities                              6.52      56,955    62,023   54,276   56,920   38,118    42,051     310,343    311,013

INTEREST SENSITIVE  LIABILITIES:
Savings and transaction deposits        3.01     419,651        --       --       --       --        --     419,651    419,651
Time deposits                           5.40     409,529    54,402   13,212    4,510    4,717        --     486,370    486,350
Short-term borrowings                   5.35       6,016        --       --       --       --        --       6,016      6,016
Long-term borrowings                    6.14       5,194       194      194      194      194     1,081       7,051      7,051
9.65% Capital Securities                9.91          --        --       --       --       --    25,000      25,000     27,908

OFF BALANCE SHEET ITEMS:
Loan commitments                          --          --        --       --       --       --        --          --      1,314
Letter of credit                          --          --        --       --       --       --        --          --        109

       The expected maturities and principle repayments are based upon the contractual terms of the instruments. Prepayments have been estimated for certain instruments with predictable prepayment rates. Savings and transaction deposits are assumed to mature all in the first year as they are not subject to withdrawal restrictions and any assumptions regarding decay rates would be very subjective. The actual maturities and principle repayments for the financial instruments could vary substantially from the contractual terms and assumptions used in the analysis.

Year 2000 Exposure

       Many computer systems currently in operation worldwide use only two digits to specify the year. There is a significant risk that these systems will process the year 2000 as the year 1900. Such an error could cause the systems to not work or to produce inaccurate information. BancFirst is exposed to the risk that not only the systems it uses will malfunction, but also those of its customers, suppliers and other parties with whom it conducts business. Such system failures could expose BancFirst to losses from operational errors, as well as customer claims, lawsuits and regulatory penalties for noncompliance.

       During 1997, BancFirst commenced a Year 2000 Project to conduct a comprehensive review of its outside data processing services, internal computer systems and other mechanical and computerized equipment. The purpose of the project is to determine and plan for necessary changes to assure that its systems and equipment will function properly in the year 2000. The Project also includes communications with other parties to determine the extent to which the parties are addressing the issue and the exposure to BancFirst in the event the parties fail to adequately plan for and resolve the issue. BancFirst's core business applications are provided by a data processing company that is devoting substantial resources to assure that the applications are certified as year 2000 compliant by the end of 1998. Other required changes to systems and equipment, and the cost of the Year 2000 Project will not materially affect the results of operations of BancFirst.

                           INFORMATION ABOUT AMQUEST

GENERAL

       AmQuest is incorporated under the laws of the State of Oklahoma and is registered as a bank holding company under the BHCA. As such, it holds all of the shares of its two banking subsidiaries, AmQuest Bank and ENB.

       Both AmQuest Bank and ENB provide a broad range of financial services to individuals, business enterprises, financial institutions and governmental authorities. AmQuest Bank, which has seven offices in Duncan, Lawton and Anadarko, is AmQuest's largest subsidiary, having assets of approximately $369.3 million and deposits of approximately $329.5 million at March 31, 1998. ENB has five offices in Ardmore, Marietta and Thackerville, Oklahoma and had assets of approximately $196.4 million and deposits of approximately $163.6 million at March 31, 1998.

       AmQuest, through its subsidiaries, engages in general commercial banking business including trust services, in its market area.

MARKET PRICES OF AND CASH DIVIDENDS DECLARED ON AMQUEST COMMON STOCK

       AmQuest Common Stock is not publicly traded and, accordingly, there are no market prices available. The following table sets forth, for the periods indicated, the cash dividends declared per share of AmQuest Common Stock. AmQuest's ability to pay any dividends in the future is subject to the terms of the Merger Agreement. See "THE MERGER-Conduct of Business Pending the Merger." The AmQuest Board determined to postpone payment of the second quarter dividend of $0.04 per share pending the closing of the Merger and the determination of whether AmQuest would meet the Minimum Stockholders' Equity required under the terms of the Merger. The AmQuest Board declared a $0.04 dividend in July 1998 and may declare an additional dividend in the third quarter to the extent permitted under the Merger Agreement if the Minimum Stockholders' Equity requirement is satisfied. See "THE MERGER-Conditions to the Merger; Amendment; Termination."

                                                     DIVIDENDS
                                                     DECLARED
                                                     ---------
                  1998
                  ----
               First Quarter.......................      $0.04
               Second Quarter......................         --
               Third Quarter (through August 6, 1998)     0.04

                  1997
                  ----
               First Quarter.......................       0.04
               Second Quarter......................       0.04
               Third Quarter.......................       0.04
               Fourth Quarter......................       0.04

                  1996
                  ----
               First Quarter.......................      $0.04
               Second Quarter......................       0.04
               Third Quarter.......................       0.04
               Fourth Quarter......................       0.04


OWNERSHIP OF AMQUEST COMMON STOCK AND SELLING STOCKHOLDERS

       Set forth below is certain information regarding beneficial ownership of AmQuest Common Stock as of the AmQuest Record Date by (i) each person known to AmQuest to beneficially own as of such date more than 5% of the issued and outstanding shares of Common Stock; (ii) each of AmQuest's directors; (iii) AmQuest's chief executive officer and each of AmQuest's other executive officers whose annual compensation exceeds $100,000 per year; and (iv) all executive officers and directors of AmQuest as a group. Beneficial ownership is determined based on rules of the Commission under which a person who has the direct or indirect sole or shared power to vote or direct the disposition of shares of AmQuest Common Stock is considered to be the beneficial owner even if such person does not have an economic interest in such shares. Accordingly, a person who is a trustee or co-trustee of a trust having the right to vote or dispose of the AmQuest Common Stock owned by a trust is considered to be the beneficial owner of the shares even though the beneficiaries of the trust will receive any economic benefits of such ownership.

     The table below also lists the number of shares of BancFirst Common Stock to be beneficially owned by certain of such persons as a result of the exchange of shares in the Merger based on the assumption that the Exchange Ratio will be
 .7917 shares of BancFirst Common Stock for each share of AmQuest Common Stock, excluding shares attributable to options to purchase AmQuest Common Stock which will be converted to options to purchase BancFirst Common Stock. Such shares of BancFirst Common Stock may be sold by the named persons or for the account of persons whose shares are listed as beneficially owned by the named persons (collectively, the "Selling Stockholders") pursuant to the Registration Statement of which this Proxy Statement/Prospectus is a part. See " - Resales of BancFirst Common Stock". If all shares listed are sold, none of the Selling Stockholders will beneficially own more than 1% of the outstanding BancFirst Common Stock. Certain of the Selling Stockholders are expected to have relationships with BancFirst following the Merger. See "THE MERGER - Management and Operations Following the Merger".

                                                                          Ownership of AmQuest Common Stock
                                                          ------------------------------------------------------------------
                                                                                                       Number of BancFirst
                                                             Number of Shares         Percent of      Shares to be Acquired
                            Name                          and Nature of Ownership      Class (1)     and Proposed to be Sold
                            ----                          -----------------------     ----------     -----------------------
David L. Benefield                                             337,002   /(2)/           10.65%                  N/A (b)
John E. Campbell, Jr.                                          405,525   /(3)/           12.81%                  N/A (b)
Terrence Cooksey, Director and Chief Executive Officer          43,535   /(4)/            1.36%                3,106
Tom C. Craighead, Director                                      20,972   /(5)/            0.66%               16,603
Richard E. Dixon, Executive Officer                             22,950   /(6)/            0.72%               16,981
Fred L. Fitch, Director                                            884   /(7)/            0.03%                  699
John C. Hugon, Vice Chairman /(a)/                              10,700   /(8)/            0.34%                8,471
Investors Trust Company /(a)/                                1,834,396   /(9)/           58.04%            1,452,291 (c)
Thomas J. Jones, Jr., Director                                  226,605 /(10)/            7.16%              179,403
Robert D. Kelley, Director                                        3,599 /(11)/            0.11%                2,849
Mark J. McCasland /(a)/                                         499,164 /(12)/           15.77%              395,188
T. H. McCasland, Jr., Chairman /(a)/                              3,562 /(13)/            0.11%                2,820
Tom McCasland, III /(a)/                                        272,100 /(14)/            8.61%              215,421
Bedford M. Mitchell, Jr., Director                                3,650 /(15)/            0.12%                  593
Joe D. Morris, Executive Officer                                 10,633 /(16)/            0.34%                  395
Michael V. Parks, Executive Officer                               9,892 /(17)/            0.31%                  664
Richard D. Phillips                                             199,608 /(18)/            6.32%              158,029
David Ragland, Director                                          32,300 /(19)/            1.01%               25,571
All directors and executive officers as a group                 389,282 /(20)/           12.06%

_______________________________

(1) Percent of Class is calculated without regard to shares of AmQuest Common Stock issuable upon exercise of outstanding stock options, except that any shares a person is deemed to own by having a right to acquire by exercise of an option are considered outstanding solely for purposes of calculating such person's percentage ownership. Each share of AmQuest Common Stock is entitled to one vote on all matters submitted to stockholders.
(2) Shares beneficially owned by Mr. Benefield, whose address is 16 S. 9/th/, Duncan, Oklahoma 73533, include 137,439 shares held by the named individual as co-trustee, with Investors Trust Company, of trusts for the benefit of various persons, over which such individual has sole voting and investment power; and 199,563 shares over which such individual has shared voting and investment power.
(3) Shares beneficially owned by Mr. Campbell, whose address is 16 S. 9/th/, Duncan, Oklahoma 73533, include 405,525 shares held as co-trustee with Investors Trust Company of trusts for the benefit of various persons over which he has sole voting power.
(4) Includes 1,182 shares over which the named individual has sole voting and investment power; 2,742 shares over which such individual has shared voting and investment power; and 39,611 shares issuable under stock options currently exercisable or exercisable within 60 days assuming the Merger is consummated within such time.

(5) Includes 2,600 shares over which the named individual has sole voting and investment power and 18,372 shares over which such individual has shared voting and investment power.
(6) Includes 18,450 shares over which the named individual has sole voting and investment power; 3,000 shares over which the named individual has shared voting and investment power; and 1,500 shares issuable under stock options currently exercisable or exercisable within 60 days assuming the Merger is consummated within such time.
(7) Includes 884 shares over which the named individual has sole voting and investment power.
(8) Includes 10,200 shares over which the named individual has sole voting and investment power; and 500 shares over which the named individual has shared voting and investment power.

(9) Shares beneficially owned by Investors Trust Company, the address of which is P.O. Box 400, Duncan, Oklahoma 73534, are shares owned in its fiduciary capacity and include 366,030 shares over which the named holder has sole voting and investment power; 598,782 shares over which the named holder has shared voting and investment power; and 869,584 shares over which the named holder has sole dispositive power. A total of 1,202,946 shares included as beneficially owned by Investors Trust Company are also included as beneficially owned by other persons listed in the table as a result of such persons having sole or shared voting or dispositive power over such shares pursuant to the terms of the applicable trust agreements.
(10) Shares beneficially owned by Mr. Jones, whose address is 16 S. 9/th/, Duncan, Oklahoma 73533, include 26,869 shares over which the named individual has sole voting and investment power, and 199,736 shares over which the named individual has shared voting and investment power.
(11) Includes 3,599 shares over which the named individual has sole voting and investment power.
(12) Shares beneficially owned by Mr. McCasland, whose address is P.O. Box 400, Duncan, Oklahoma 73534, include 475,854 shares over which the named individual has sole voting and investment power; and 23,310 shares over which the named individual has shared voting and investment power.
(13) Includes 2,200 shares over which the named individual has sole voting and investment power; and 1,362 shares over which the named individual has shared voting and investment power.
(14) Shares beneficially owned by Mr. McCasland, III, whose address is P.O. Box 400, Duncan, Oklahoma 73534, include 269,938 shares over which the named individual has sole voting and investment power; and 2,162 shares over which the named individual has shared voting and investment power.
(15) Includes 750 shares over which the named individual has sole voting and investment power; and 2,900 shares issuable under stock options currently exercisable or exercisable within 60 days assuming the Merger is consummated within such time.
(16) Includes 500 shares over which the named individual has shared voting and investment power; and 10,133 shares issuable under stock options currently exercisable or exercisable within 60 days assuming the Merger is consummated within such time.
(17) Includes 440 shares over which the named holder has sole voting and investment power; 400 shares over which the named holder has shared voting and investment power; and 9,052 shares issuable under stock options currently exercisable or exercisable within 60 days assuming the Merger is consummated within such time.
(18) Mr. Phillips, whose address is 16 S. 9/th/, Duncan, Oklahoma 73533, has shared voting and investment power of the shares shown as beneficially owned by him.
(19) Includes 3,800 shares over which the named individual has sole voting and investment power and 28,500 shares over which the named individual has shared voting and investment power.
(20) Includes 61,274 shares over which the named individuals have sole voting and investment power; 264,812 shares over which the named individuals have shared voting and investment power; and 63,196 shares issuable under stock options currently exercisable or exercisable within 60 days assuming the Merger is consummated within such time.
(a) Investors Trust Company is a privately held trust company owned directly or indirectly by T. H. McCasland, Jr., Mark J. McCasland, Tom McCasland, III, Marilyn M. Hugon (spouse of John C. Hugon) and Diane Garis and Barbara Braught (not separately listed in the table) or members of their respective families. Any voting or disposition of the shares of AmQuest Common Stock by Investors Trust Company is determined by its board of directors. No attribution of beneficial ownership of shares included as beneficially owned by Investors Trust Company has been made separately to its board members or owners, all of whom disclaim beneficial ownership of shares in such capacities.

(b) The named individuals are not listed as Selling Stockholders because their beneficial ownership is limited to voting power.

(c) Shares proposed to be sold by Investors Trust Company in its fiduciary capacity include 364,513 shares of BancFirst Common Stock also listed as proposed to be sold by other Selling Stockholders as a result of such persons having shared dispositive power over such shares.

RESALES OF BANCFIRST COMMON STOCK

     Any or all of the shares of BancFirst Common Stock (the "Shares") may be sold by the Selling Stockholders from time to time to purchasers directly by any Selling Stockholder. Alternatively, any Selling Stockholder may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from such Selling Stockholder and/or the purchaser of the Shares for whom they may act as agent. Any such Selling Stockholder, and any such underwriters, dealers or agents that participate in the distribution of the Shares, may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. In addition, the Selling Stockholders may from time to time sell the Shares in transactions permitted by Rule 144 or Rule 145, as applicable, under the Securities Act, To the extent required, the names of the Selling Stockholders, the number of Shares to be sold, purchase price, public offering price, the name of any agent, dealer or underwriter and any applicable commission or discount or other items constituting compensation or indemnification arrangements with respect to a particular offering will be set forth in an accompanying prospectus supplement. The Company will receive no proceeds from the sale by any Selling Stockholder of the Shares offered hereby.

     In connection with distribution of the Shares, any Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with such Selling Stockholder. Any Selling Stockholder also may sell the Shares short and deliver the Shares to close out short positions. Any Selling Stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the Shares to the broker-dealers, which may then resell or otherwise transfer such Shares. Any Selling Stockholder also may loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default may sell or otherwise transfer the pledged Shares.

     Each Selling Stockholder has agreed to indemnify the Company and each other Selling Stockholder with respect to any statements or omissions in this Proxy Statement/Prospectus or the Registration Statement of which it forms a part based on written information furnished by such Selling Stockholder.

     There is no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION (AMQUEST)

       The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of AmQuest. The following discussion should be read in conjunction with the information under "SELECTED CONSOLIDATED FINANCIAL DATA" and AmQuest's consolidated financial statements and notes thereto and other financial data included elsewhere in this Proxy Statement/Prospectus. Certain statements under this caption constitute "forward-looking statements" under Section 27A of the Securities Act and Section 21E of the Exchange Act which involve risks and uncertainties. AmQuest's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include but are not limited to economic conditions, competition in the geographic and business areas in which AmQuest conducts its operations, fluctuations in interest rates, credit quality and government regulation. For additional information concerning these and other factors, see "RISK FACTORS" and "INFORMATION ABOUT AMQUEST."

SUMMARY

       Net income for 1997 was approximately $4.4 million, down from $5.5 million for 1996 and $4.6 million for 1995. The corresponding basic earnings per common share were $1.40 for 1997, $1.69 for 1996 and $1.34 for 1995. Net income for 1997 was adversely affected by a nonrecurring expense of $1.2 million related to costs to settle a longstanding lawsuit and higher than recent historical provisions for loan losses.

       Total assets at year end 1997 increased $40.7 million, or 7.6% to $577.1 million from year end 1996, as a result of the acquisition of American National Bank of Lawton in March 1997 ($49.1 million in total assets, net of cash consideration). Total loans at year end 1997 increased $21.6 million, representing growth of 6.9%. Year end 1997 total deposits increased $35.4 million, or 7.6% compared to 1996. Average loans to deposits in 1997 rose to 68.2% from 65.6% in 1996. Stockholders' equity increased $4.0 million while average stockholders' equity to average assets declined to 8.7%, from 9.1% for 1996.

       Asset quality remained high in 1997 with nonperforming and restructured assets to total assets of 0.64%, compared to 0.87% for 1996. The allowance for loan losses to nonperforming and restructured loans was 93.8% at year-end 1997 and 64.8 % at the end of 1996.

       For the first three months of 1998, net income was $1.4 million or $0.43 per common share compared to $1.2 million or $0.39 per common share for the first three months of 1997. Average assets in the first quarter of 1998 did not materially change from 1997 average assets but were up 7.0% compared to the first quarter of 1997. Loans and deposits also increased slightly in the first quarter of 1998 compared to the first quarter of 1997.

RESULTS OF OPERATIONS

Net Interest Income

       Net interest income, which is AmQuest's principal source of operating revenue, increased 10.1% in 1997 to $22.8 million, after increasing 6.8% in 1996 compared to 1995, primarily due to growth resulting from acquisitions and internal growth. The net interest margin on a taxable equivalent basis has remained stable during the last three years at 4.53%, compared to 4.51% for 1996 and 4.47% for 1995, reflecting generally stable interest rates and consistent loan to deposit ratios. In the first quarter of 1998, net interest income was $5.9 million, up 12.5% from the first quarter of 1997 as the net interest margin improved to 4.61% versus 4.33%.

                            AMQUEST FINANCIAL CORP.
       CONSOLIDATED AVERAGE BALANCE SHEETS AND INTEREST MARGIN ANALYSIS
                           TAXABLE EQUIVALENT BASIS
                            (DOLLARS IN THOUSANDS)

                                                                 MARCH 31, 1998                        MARCH 31, 1997
                                                                 --------------                        --------------
                                                                     INTEREST    AVERAGE                INTEREST     AVERAGE
                                                      AVERAGE        INCOME/     YIELD/       AVERAGE    INCOME/     YIELD/
                                                      BALANCE        EXPENSE      RATE        BALANCE    EXPENSE      RATE
                                                     --------       --------     ------      --------   --------     -----

ASSETS
Earning Assets:
  Loans                                              $328,448        $ 7,377       8.99%     $315,125     $6,996      8.88%
  Investments-taxable                                 153,552          2,436       6.35%      134,125      2,128      6.35%
  Investments-tax exempt                               27,604            526       7.62%       31,407        588      7.49%
  Federal Funds Sold                                   17,707            239       5.40%       21,482        280      5.21%
                                                     --------        -------                 --------     ------
    Total Earning Assets                             $527,311        $10,578       8.02%     $502,139     $9,992      7.96%
                                                     --------        -------                 --------     ------
Nonearning assets:
  Cash and due from banks                            $ 21,057                                $ 17,885
  Interest receivable and other assets                 24,221                                  15,126
  Allowance for possible loan losses                   (3,206)                                 (2,922)
                                                     --------                                --------
    Total nonearning assets                          $ 42,072                                $ 30,089
                                                     --------                                --------

    Total assets                                     $569,383                                $532,228
                                                     ========                                ========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Transaction deposits                               $121,832        $   722       2.37%     $101,125     $  621      2.46%
  Savings deposits                                     58,381            420       2.88%       55,906        413      2.95%
  Time deposits                                       232,273          3,092       5.32%      241,395      3,285      5.44%
  Federal Funds Purchased and
  repurchase agreements                                12,082            155       5.13%        9,382        120      5.12%
  Short-term borrowings                                 6,000             91       6.07%        1,200         18      6.00%
  Long-term borrowings                                  2,533             25       3.95%        6,000         93      6.20%
                                                     --------        -------                 --------     ------
    Total interest-bearing liabilities               $433,101        $ 4,505       4.16%     $415,008     $4,550      4.39%
                                                     --------        -------                 --------     ------

    Total liabilities and stockholders' equity       $569,383                                $532,228
                                                     ========                                ========

Net interest income                                                  $ 6,073                              $5,442
                                                                     =======                              ======

Net interest spread                                                                3.86%                              3.57%
                                                                                   ====                               ====

Net interest margin                                                                4.61%                              4.33%
                                                                                   ====                               ====

                                                            DECEMBER 31, 1997                      DECEMBER 31, 1996
                                                            -----------------                      -----------------
                                                                     INTEREST     AVERAGE               INTEREST     AVERAGE
                                                      AVERAGE        INCOME/      YIELD/      AVERAGE    INCOME/     YIELD/
                                                      BALANCE        EXPENSE       RATE       BALANCE    EXPENSE      RATE
                                                     --------       --------      -----      --------   --------     -----
ASSETS
Earning Assets:
  Loans                                              $331,937        $29,870       9.00%     $292,831    $26,925      9.19%
  Investments-taxable                                 139,903          9,093       6.50%      142,633      9,015      6.32%
  Investments-tax exempt                               30,877          2,329       7.54%       33,217      2,471      7.44%
  Federal Funds Sold                                   17,218            929       5.40%        8,892        472      5.31%
                                                     --------        -------                 --------     ------
    Total Earning Assets                             $519,935        $42,221       8.12%     $477,573    $38,883      8.14%
                                                     --------        -------       ----      --------     ------

Nonearning assets:
  Cash and due from banks                            $ 19,630                                $ 15,966
  Interest receivable and other assets                 20,582                                  16,704
  Allowance for possible loan losses                   (3,376)                                 (2,938)
                                                     --------                                --------
    Total nonearning assets                          $ 36,836                                $ 29,732
                                                     --------                                --------
    Total assets                                     $556,771                                $507,305
                                                     ========                                ========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Transaction deposits                               $112,833        $ 2,813       2.49%     $ 98,391    $ 2,564      2.61%
  Savings deposits                                     59,539          1,787       3.00%       56,988      1,717      3.01%
  Time deposits                                       239,430         13,141       5.49%      227,523     12,479      5.48%
  Federal Funds Purchased and
  repurchase agreements                                10,593            549       5.18%        9,051        469      5.18%
  Short-term borrowings                                 2,167            124       5.72%        1,213         74      6.10%
  Long-term borrowings                                  4,129            239       5.79%        1,164         57      4.90%
                                                     --------        -------                 --------     ------
    Total interest-bearing liabilities               $428,691        $18,653       4.35%     $394,330    $17,360      4.40%
                                                     --------        -------       ----      --------     ------

    Total liabilities and stockholders' equity       $556,771                                $507,305
                                                     ========                                ========

Net interest income                                                  $23,568                             $21,523
                                                                     =======                             =======

Net interest spread                                                                3.77%                              3.74%
                                                                                   ====                               ====

Net interest margin                                                                4.53%                              4.51%
                                                                                   ====                               ====


                                                                     DECEMBER 31, 1995
                                                                     -----------------
                                                                          INTEREST          AVERAGE
                                                           AVERAGE         INCOME/          YIELD/
                                                           BALANCE         EXPENSE           RATE
                                                           -------        --------          -----
ASSETS
Earning Assets:
  Loans                                                   $275,068         $25,455           9.25%
  Investments-taxable                                      135,586           8,472           6.25%
  Investments-tax exempt                                    34,169           2,495           7.30%
  Federal Funds Sold                                         7,123             389           5.46%
                                                          --------         -------
    Total Earning Assets                                  $451,946         $36,811           8.14%
                                                          --------         -------

Nonearning assets:
  Cash and due from banks                                 $ 17,223
  Interest receivable and other assets                      14,466
  Allowance for possible loan losses                        (2,767)
                                                          --------
    Total nonearning assets                               $ 28,922
                                                          --------

    Total assets                                          $480,868
                                                          ========
 LIABILITIES AND
  STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Transaction deposits                                    $107,301         $ 3,080           2.87%
  Savings deposits                                          48,543           1,572           3.24%
  Time deposits                                            207,397          11,464           5.53%
  Federal Funds Purchased and                                8,002             423           5.29%
  repurchase agreements
  Short-term borrowings
  Long-term borrowings                                       1,000              52           5.20%
                                                          --------         -------
    Total interest-bearing liabilities                    $372,243         $16,591           4.46%
                                                          --------         -------
     Total liabilities and stockholders' equity           $480,868
                                                          ========
 Net interest income                                                       $20,220
                                                                           =======
 Net interest spread                                                                         3.68%
                                                                                             ====
 Net interest margin                                                                         4.47%
                                                                                             ====

       Changes in the volume of earning assets and interest-bearing liabilities, and changes in interest rates determine the change in net interest income. The increases in net interest income in recent years have been primarily due to volume changes rather than changes in interest rates. The Volume/Rate Analysis table below summarizes the relative contribution of each of these components to the increases in net interest income in 1997 and 1996. The increase in net interest income in 1997 can be attributed to the increase in loan volume and an increase in net earning assets. Average loans rose 13.4% in 1997 compared to 1996. At the same time, average net earning assets increased to $91.2 million from $83.2 million for 1996, an increase of 9.6%. In 1996, average loans increased 6.5% over 1996 and average net earning assets increased to $83.2 million from $79.7 million for 1995, an increase of 4.4%.

       In the first quarter of 1998, average loans increased 4.2% compared to the first quarter of 1997 and net earning assets were $94.2 million compared to $87.1 million in the first quarter of 1997, an increase of 8.2%.


                                                 CHANGE IN 1997                    CHANGE IN 1996
                                            --------------------------      --------------------------
                                                       DUE TO                         DUE TO
                                                       VOLUME   DUE TO                VOLUME    DUE TO
                                             TOTAL       (1)     RATE        TOTAL      (1)      RATE
                                            --------   ------   ------      ------    ------    ------
                                                              (DOLLARS IN THOUSANDS)
INCREASE (DECREASE) IN:
INTEREST INCOME:
    Loans                                     $2,945   $3,519    $(574)     $1,470    $1,633    $(163)
    Investments-taxable                           78     (177)     255         543       445       98
    Investments-tax exempt                      (142)    (177)      35         (24)      (71)      47
    Federal funds sold                           457      449        8          83        94      (11)
                                              ------   ------    -----      ------    ------    -----
        Total interest income                 $3,338   $3,614    $(276)     $2,072    $2,101    $ (29)
                                              ------   ------    -----      ------    ------    -----
INTEREST EXPENSE:
    Transaction deposits                      $  249   $  360    $(111)     $ (516)   $ (232)   $(284)
    Savings deposits                              70       77       (7)        145       254     (109)
    Time deposits                                662      654        8       1,015     1,104      (89)
    Federal funds purchased and                   80       80        0          46        54       (8)
       repurchase agreements
    Short-term borrowings                         50       55       (5)         74        74        0
    Long-term borrowings                         182      172       10           5         8       (3)
                                              ------   ------    -----      ------    ------    -----
        Total interest expense                $1,293   $1,398    $(105)     $  769    $1,262    $(493)
                                              ------   ------    -----      ------    ------    -----
Net interest income                           $2,045   $2,216    $(171)     $1,303    $  839    $ 464
                                              ======   ======    =====      ======    ======    =====

(1) The change in interest due to change in mix has been allocated in total to volume changes.

       Interest rate sensitivity analysis measures the sensitivity of the AmQuest's net interest margin to changes in interest rates by analyzing the repricing relationship between its earning assets and interest-bearing liabilities. This analysis is limited by the fact that it presents a static position as of a single day and is not necessarily indicative of AmQuest's position at any other point in time, and does not take into account the sensitivity of yields and rates of specific assets and liabilities to changes in market rates. At year end 1997, AmQuest generally maintained negative interest sensitivity gaps, reflecting AmQuest's stable core deposit base and the relatively short maturity and repricing frequency of its loan portfolio.

       The Analysis of Interest Rate Sensitivity presents AmQuest's earning assets and interest-bearing liabilities based on maturity and repricing frequency at December 31, 1997. At this date, interest-bearing liabilities exceeded earning assets by $162.1 million in the three month interval and $50.1 million in the 4-12 month interval. Earning assets exceeded interest bearing liabilities in the 1-5 year interval by $235.8 million. If short term interest rates rise relative to long term rates, AmQuest's net interest margin would decline unless AmQuest adjusts its gap position or employs other strategies to enhance its margin. This negative gap position assumes that AmQuest's core savings and transaction deposits are immediately rate sensitive.

                                             INTEREST RATE SENSITIVE            NONINTEREST RATE SENSITIVE
                                         -------------------------------      ------------------------------      -----------
                                            0 TO 3            4 TO 12            1 TO 5            OVER 5
                                            MONTHS            MONTHS             YEARS             YEARS             TOTAL
                                         ------------      -------------      ------------      ------------      -----------
                                                                            (DOLLARS IN THOUSANDS)
EARNING ASSETS:

 Loans                                      $  89,107        $  39,108          $181,658          $ 25,916         $335,789

 Federal funds sold                            15,662               --                --                --           15,662

 Securities                                     9,071           32,437            91,422            43,750          176,680
                                            ---------        ---------          --------          --------         --------
  Total                                     $ 113,840        $  71,545          $273,080          $ 69,666         $528,131
                                            =========        =========          ========          ========         ========

FUNDING SOURCES:

 Noninterest-bearing demand                 $      --        $      --          $     --          $ 42,439         $ 42,439
  deposits (1)

 Savings and transaction deposits             183,025               --                --                --          183,025

 Time deposits of $100M or more                16,366           23,595             5,462                --           45,423

 Time deposits under $100M                     64,790           92,022            31,817                --          188,629

 Federal funds purchased and

  repurchase agreements                        11,785               --                --                --           11,785

 Short-term borrowings                             --            6,000                --                --            6,000

 Long-term borrowings                              --               --                                                   --
                                                   --               --                --            50,830           50,830
 Stockholders' equity
                                            ---------        ---------          --------          --------         --------
  Total                                     $ 275,966        $ 121,617          $ 37,279          $ 93,269         $528,131
                                            =========        =========          ========          ========         ========

Interest sensitivity gap                    $(162,126)       $ (50,072)         $235,801          $(23,603)

Cumulative gap                              $(162,126)       $(212,198)         $ 23,603          $     --

Cumulative gap as a percentage
 of total earning assets                       (30.70)%         (40.18)%            4.47%             0.00%


(1) Represents the amount of demand deposits required to support earning assets in excess of interest-bearing liabilities and stockholders' equity.

Provision for Loan Losses

       The provision for loan losses was $1.6 million for 1997 compared to $0.6 million for 1996, and $0.7 million for 1995. The increased provision in 1997 reflects higher than normal loan losses on selected loans rather than a general deterioration in loan quality. For the first three months of 1998, the provision was $0.2 million compared to $0.3 million for the first three months of 1997. Net loan charge-offs were $1.7 million for 1997, compared to $0.7 million for 1996 and $0.5 million for 1995. For the first three months of 1998, net loan charge-offs were $0.1 million. A more detailed discussion of the allowance for loan losses is provided under "-Loans."

Noninterest Income

       Noninterest income increased in 1997 to $4.9 million, or 15.8%, compared to $4.2 million in 1996 and $4.2 million in 1995. In the first three months of 1998, non-interest income was $1.2 million compared to $1.1 million in the first three months of 1997. The 1997 increase reflects growth as a result of the American National Bank acquisition.

Noninterest Expense

       Total noninterest expense increased in 1997 by 19.9% to $19.6 million, compared to essentially no change in 1996 and 1995 compared to the prior years. The 1997 increase primarily reflects a nonrecurring expense of $1.2 million relating to a litigation claim and additional operating expenses due to the American National Bank acquisition. In the first quarter of 1998, noninterest expense was $4.8 million compared to $4.2 million in the first quarter of 1997, an increase of 14.3%, primarily as a result of the acquisition of American National Bank which did not occur until after the end of the 1997 first quarter.

Income Taxes

       Income tax expense decreased to $2.1 million in 1997 from $2.5 million for 1996 as a result of the decline in net income. The primary reasons for the difference between AmQuest's effective tax rate and the federal statutory rate are nondeductible amortization and state tax expense.

       Since banks have traditionally carried large amounts of tax-exempt securities and loans, certain financial information is prepared on a taxable equivalent basis to facilitate analysis of yields and changes in components of earnings. Income and yield information on a taxable equivalent basis have been presented for this purpose.

Impact of Inflation

       The impact of inflation on financial institutions differs significantly from that of industrial or commercial companies. The assets of financial institutions are predominantly monetary, as opposed to fixed or nonmonetary assets such as premises, equipment and inventory. As a result, there is little exposure to inflated earnings by understated depreciation charges or significantly understated current values of assets. Although inflation can have an indirect effect by leading to higher interest rates, financial institutions are in a position to monitor the effects on interest costs and yields and respond to inflationary trends through management of interest rate sensitivity. Inflation can also have an impact on noninterest expenses such as salaries and employee benefits, occupancy, services and other costs.


FINANCIAL POSITION

Cash and Federal Funds Sold

       Cash consists of cash and cash items on hand, deposits and other amounts due from other banks, and reserves deposited with the Federal Reserve Bank. Federal funds sold consists of overnight investments of excess funds with other financial institutions. The amount of cash and federal funds sold carried by AmQuest is a function of the availability of funds presented to other institutions for clearing, AmQuest's requirements for liquidity, operating cash and reserves, available yields, and interest rate sensitivity management. Balances of these items can fluctuate widely based on these various factors. In 1997 average cash and federal funds sold increased $11.0 million, or 42.5% compared to 1996 and represented 6.6% of average assets in 1997 versus 5.1% in 1996. In 1996, cash and federal funds sold increased $1.5 million, or 6%, as compared to 1995. The increase in 1997 resulted primarily from loan paydowns and maintenance of additional liquidity. In the first quarter of 1998, cash and federal fund sold averaged $38.8 million, down 1.5% from the first quarter of 1997, and represented 6.8% of average total assets.

Securities

       During 1997, average total securities declined $5.1 million, or 2.9%, compared to 1996. In 1996, average total securities increased $6.1 million, or 3.6%, compared to 1995. Average securities represented 30.7%, 34.6% and 35.3% of average total assets for 1997, 1996 and 1995, respectively. In the first quarter of 1998, total securities averaged 31.8% of average total assets versus 31.1% in the first quarter of 1997.

       Securities available for sale represented 43.4% of the total securities portfolio at year-end 1997, compared to 36.2% and 34.3% at year-end 1996 and 1995, respectively. These levels reflect AmQuest's strategy of maintaining a liquid portfolio. Securities available for sale had a net unrealized gain of $0.4 million at year-end 1997, compared to $0.1 million the preceding year. These gains are included, net of tax, in AmQuest's stockholders' equity as $0.2 million and $0.1 million, respectively.

       The following table reflects the composition of AmQuest's securities portfolio at the dates indicated.

                                                                               DECEMBER 31,
                                                            -------------------------------------------------
                                                                 1997            1996               1995
                                                            -------------   -------------     ---------------
                                                                          (DOLLARS IN THOUSANDS)
HELD TO MATURITY
U. S. Treasury and other federal agencies                        $ 73,176        $ 72,972            $ 79,874
States and political subdivisions                                  26,903          31,752              34,261
                                                                 --------        --------            --------
   Total                                                         $100,079        $104,724            $114,135
                                                                 ========        ========            ========
Estimated market value                                           $101,301        $105,267            $115,056
                                                                 ========        ========            ========
AVAILABLE FOR SALE AND EQUITY SECURITIES
U. S. Treasury and other federal agencies                        $ 72,114        $ 57,597            $ 58,111
States and political subdivisions                                   2,215              --                  --
Equity securities                                                   2,272           1,834               1,520
                                                                 --------        --------            --------
   Total                                                         $ 76,601        $ 59,431            $ 59,631
                                                                 ========        ========            ========

       The following table summarizes the maturity and weighted average taxable equivalent yields of the securities portfolio at December 31, 1997.

                                                   AFTER ONE YEAR     AFTER FIVE YEARS
                                                         BUT                BUT
                             WITHIN ONE YEAR      WITHIN FIVE YEARS   WITHIN TEN YEARS   AFTER TEN YEARS         TOTAL
                             -----------------    -----------------   ----------------   ---------------    ----------------
                             AMOUNT      YIELD    AMOUNT     YIELD    AMOUNT     YIELD   AMOUNT    YIELD    AMOUNT    YIELD
                             ------      -----    ------    -------   ------     -----   ------    -----    ------    ------
                                                                 (DOLLARS IN THOUSANDS)
HELD TO MATURITY
U. S. Treasury and other
 federal agencies            $15,159    5.89%   $25,619    6.34%     $13,965    6.67%   $18,433   7.39%   $ 73,176  6.58%

State and political
 subdivisions                  5,796    7.11%    14,719    7.79%       5,020    7.60%     1,368   9.02%     26,903  7.68%

Other securities                  --      --         --      --           --      --         --     --          --    --
                             -------            -------              -------            -------            -------
Total                        $20,955    6.23%   $40,338    6.90%     $18,985    6.92%   $19,801   7.50%   $100,079  6.89%
                             =======            =======              =======            =======           ========
Percentage of  total           20.94%             40.30%               18.97%             19.79%            100.00%
                             =======            =======              =======            =======           ========
AVAILABLE FOR SALE AND
 EQUITY SECURITIES
U. S. Treasury and other
 federal agencies            $10,002    5.94%   $34,581    6.45%     $ 7,566    6.43%   $19,965   6.64%   $ 72,114  6.43%

State and  political
 subdivisions                  1,599    7.52%       180    9.10%         436    7.65%                        2,215  7.69%

Equity securities                 --      --         --      --           --      --      2,272   6.40%      2,272  6.58%
                             -------            -------              -------            -------           --------
Total                        $11,601    6.12%   $34,761    6.46%     $ 8,002    6.50%   $22,237   6.62%   $ 76,601  6.47%
                             =======            =======              =======            =======           ========
Percentage of total            15.14%             45.38%               10.45%             29.03%            100.00
                             =======            =======              =======            =======           ========
Total securities             $32,556    6.19%   $75,099    6.70%     $26,987    6.79%   $42,038   7.03%   $176,680  6.70%
                             =======            =======              =======            =======           ========
Percentage of total            18.43%             42.51%               15.27%             23.79%            100.00%
                             =======            =======              =======            =======           ========

Loans

       AmQuest has generated significant loan growth over the past three years. Average total loans increased $39.1 million, or 13.3%, in 1997 compared to 1996, and $17.8 million, or 6.5%, in 1996 compared to 1995. These increases were primarily due to acquisitions. Average total loans represented 59.6%, 57.6% and 57.2% of average total assets for 1997, 1996 and 1995, respectively. In the first quarter of 1998, loans averaged 57.7% of average total assets versus 59.2% in the first quarter of 1997.

       Composition.  AmQuest's loan portfolio is diversified among various types
       ------------
of commercial and individual borrowers. The following tables set forth the composition of AmQuest's loan portfolio in the periods indicated and the expected maturity of the loans outstanding as of December 31, 1997.

                                                                          DECEMBER 31,
                            -----------------------------------------------------------------------------------------------------
                                   1997                  1996                1995                  1994                 1993
                            -------------------  ------------------   -----------------    ------------------   -----------------
                                        % OF                  % OF                % OF                 % OF                 % OF
                             AMOUNT     TOTAL     AMOUNT      TOTAL    AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL
                            --------   -------   --------    ------   --------   ------    --------   -------   ---------  -------
                                                                    (DOLLARS IN THOUSANDS)
Commercial, financial,      $ 67,571    20.12%   $ 71,907    22.89%   $ 63,225    22.65%   $ 56,593    20.74%   $ 49,415    20.78%
  agricultural and other

Real estates-construction      7,491     2.23%      5,812     1.85%      5,893     2.11%      7,119     2.61%      3,677     1.54%

Real estate-mortgage         174,772    52.05%    144,722    46.07%    131,555    47.13%    130,308    47.77%    115,768    48.68%

Consumer                      85,955    25.60%     91,710    29.19%     78,473    28.11%     78,788    28.88%     68,960    29.00%
                          ----------   ------    --------   ------    --------   ------    --------   ------    --------   ------
     Total Loans
                            $335,789   100.00%   $314,151   100.00%   $279,146   100.00%   $272,808   100.00%   $237,820   100.00%
                          ==========   ======    ========   ======    ========   ======    ========   ======    ========   ======

                                                                                MATURING
                                                       ----------------------------------------------------------
                                                                           AFTER ONE
                                                            WITHIN        BUT WITHIN        AFTER
                                                           ONE YEAR       FIVE YEARS     FIVE YEARS       TOTAL
                                                       ---------------   ------------   ------------    ---------
                                                                          (DOLLARS IN THOUSANDS)
Loans with predetermined interest rates                      $ 99,638       $148,213        $ 4,043      $251,894
Loans with adjustable interest rates                           28,577         33,445         21,873        83,895
                                                       --------------    -----------    -----------     ---------
     Total                                                   $128,215       $181,658        $25,916      $335,789
                                                       ==============    ===========    ===========     =========
Percentage of total                                             38.18%         54.10%          7.72%       100.00%
                                                       ==============    ===========    ===========     =========

Includes all loans

Unearned interest and nonaccrual loans are included in the "Within One Year" Period.

       The information relating to the maturity and rate sensitivity of loans is based upon original loan terms and is not adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, at interest rates prevailing at the date of renewal.

       Nonperforming and Restructured Loans.  Nonperforming and restructured
       ------------------------------------
loans declined in 1997 compared to 1996 primarily as a result of chargeoffs of
problem loans.  In 1996, such loans increased compared to 1995.   Nonperforming
and restructured loans as a percentage of total loans was 0.97% at year-end 1997, compared to 1.37% at year-end 1996 and 0.99% at year-end 1995. At March 31, 1998, nonperforming and restructured loans were 0.89% of total loans. The higher 1996 level of nonperforming and restructured loans primarily reflect credit problems on a few select large loans and certain problems in indirect automobile lending.

       Nonaccrual loans negatively impact AmQuest's net interest margin. A loan is placed on nonaccrual status when, in the opinion of management, the future collectibility of interest and/or principal is in serious doubt. Interest income is recognized on certain of these loans on a cash basis if the full collection of the remaining principal balance is reasonably expected. Otherwise, interest income is not recognized until the principal balance is fully collected. Total interest income which was not accrued on nonaccrual loans outstanding at year end was approximately $326,000 in 1997 and $396,000 in 1996.

       The classification of a loan as nonperforming does not necessarily indicate that loan principal and interest will ultimately be uncollectible. AmQuest's experience is that a significant portion of both principal and interest is eventually recovered. However, the above normal risk associated with nonperforming loans is considered in the determination of the allowance for loan losses. At year-end 1997, the allowance for loan losses as a percentage of nonperforming and restructured loans was 93.8%, compared to 64.8% at the end of 1996. At March 31, 1998, the allowance was 109.39% of nonperforming and restructured loans.

       The following table sets forth information concerning the composition of nonperforming and restructured loans for the periods indicated:

                                                                                         DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                          1997              1996            1995            1994            1993
                                                     ------------      -----------      ----------      ----------      ---------
                                                                                  (DOLLARS IN THOUSANDS)
Past due over 90 days and still accruing                   $  518           $  689          $  470          $  334         $  105

Nonaccrual                                                  2,751            3,623           2,298           2,207          2,626

Restructured
                                                     ------------      -----------      ----------      ----------      ---------
  Total nonperforming and restructured loans               $3,269           $4,312          $2,768          $2,541         $2,731

Other real estate owned and repossessed assets                431              380             461             420            770
                                                     ------------      -----------      ----------      ----------      ---------
  Total nonperforming and restructured assets              $3,700           $4,692          $3,229          $2,961         $3,501
                                                     ============      ===========      ==========      ==========      =========
Nonperforming and restructured loans to total loans          0.97%            1.37%           0.99%           0.93%          1.15%
                                                     ============      ===========      ==========      ==========      =========
Nonperforming assets to total assets                         0.64%            0.87%           0.66%           0.63%          0.81%
                                                     ============      ===========      ==========      ==========      =========

       Potential problem loans are performing loans to borrowers with a weakened financial condition, or which are experiencing unfavorable trends in their financial condition, which causes management to have concerns as to the ability of such borrowers to comply with the existing repayment terms. These loans, which are not included in nonperforming and restructured assets, totaled $10.3 million at December 31, 1997 and $9.3 million at March 31, 1998. In general, these loans are well collateralized and have no identifiable loss potential. Loans which are considered to have identifiable loss potential are placed on nonaccrual status, are allocated a specific allowance for loss or are directly charged-down, and are reported as nonperforming.

       Allowance for Loan Losses.  The allowance for loan losses is increased by
       -------------------------
charges to income and decreased by charge-offs (net of recoveries).
Management's periodic evaluation of the adequacy of the allowance is based on AmQuest's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The adequacy of the allowance for loan losses is periodically reviewed and approved by the Board of Directors. However, ultimate losses may differ from these estimates. Adjustments to the allowance for loan losses are reported in earnings in the periods in which they become known. It is AmQuest's policy to charge off any loan or portion thereof when it is deemed uncollectable in the ordinary course of business. Loan losses and recoveries are charged or credited directly to the allowance.

       Total adversely classified loans (which includes nonperforming loans, certain restructured loans and potential problem loans described above) were $13.6 million at the end of 1997, compared to $11.8 million for 1996 and $0.9 million at the end of 1995. The percentage of adversely classified loans to total loans was 4.25% for 1997, 3.77% for 1996 and 3.53% for 1995.

       The following table reflects certain information concerning AmQuest's loan loss experience for the periods indicated.

                                                                            YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------------------------------
                                                 1997               1996               1995              1994              1993
                                           --------------     --------------     -------------     -------------     -------------
                                                                                (DOLLARS IN THOUSANDS)

Allowance - Balance at beginning of year         $  2,794           $  2,901          $  2,757          $  3,018          $  3,360
                                           --------------     --------------     -------------     -------------     -------------
Charge-offs:

 Commercial, financial and agricultural               809                199               149               447               556

 Real estate                                          148                 32                34                 7                42

 Consumer                                             962                584               532               448               242

 Other                                                 --                 --                --                --                --
                                           --------------     --------------     -------------     -------------     -------------
  Total charge-offs                              $  1,919           $    815          $    715          $    902          $    840
                                           --------------     --------------     -------------     -------------     -------------
Recoveries:

 Commercial                                      $     72           $     12          $    127          $    477          $    359

 Real estate                                           39                 12                 2                 1                17

 Consumer                                             149                 89                80                84                71

 Other                                                 --                 --                --                --                --
                                           --------------     --------------     -------------     -------------     -------------
  Total recoveries                               $    260           $    113          $    209          $    562          $    447
                                           --------------     --------------     -------------     -------------     -------------
Net (charge-offs) recoveries                       (1,659)              (702)             (506)             (340)             (393)

Provisions charged to operations                    1,624                595               650               (45)               51

Additions from acquisitions                           308                 --                --               124                --
                                           --------------     --------------     -------------     -------------     -------------
Allowance - Balance at end of year/period        $  3,067           $  2,794          $  2,901          $  2,757          $  3,018
                                           ==============     ==============     =============     =============     =============
Average loans                                    $331,937           $292,831          $275,068          $262,573          $224,731
                                           ==============     ==============     =============     =============     =============
Total loans                                      $335,789           $314,151          $279,146          $272,808          $237,820
                                           ==============     ==============     =============     =============     =============
Net charge-offs to average loans                     0.50%              0.24%             0.18%             0.13%             0.17%
                                           ==============     ==============     =============     =============     =============
Allowance to total loans                             0.91%              0.89%             1.04%             1.01%             1.27%
                                           ==============     ==============     =============     =============     =============

LIQUIDITY AND FUNDING

       AmQuest's principal sources of liquidity and funding are its diverse deposit base generated from customer relationships. The availability of deposits is affected by economic conditions, competition with other financial institutions and alternative investments available to customers. Through interest rates paid, competitive service charges and other banking services offered, AmQuest can, to a limited extent, control its level of deposits. The level and maturity of deposits necessary to support the AmQuest's lending and investment functions is determined through monitoring loan demand and through the asset/liability management process.

       AmQuest's core deposits provide it with a stable funding source. Average total deposits increased consistent with AmQuest's growth by $40.1 million in 1997, up 9.0% compared to 1996 and $21.8 million in 1996, up 5.2% compared to 1995. Average core deposits as a percentage of average total deposits have remained stable at 89.6%, 88.4% and 89.8% for 1997, 1996 and 1995, respectively.

       The following table sets forth information concerning AmQuest's deposits for the periods indicated:


                                           1997               1996               1995                1994               1993
                                     ---------------     ---------------    ---------------     ---------------     ----------------
                                                                         (DOLLARS IN THOUSANDS)
AVERAGE BALANCES

Demand deposits                        $ 74,890             $ 63,722             $ 61,508          $ 63,718            $ 57,618

Interest-bearing
 transaction deposits                   112,833               98,391              107,301           120,811             115,937

Savings deposits                         59,539               56,988               48,543            49,966              39,761

Time deposits under
 $100,000                               188,763              175,720              164,260           148,510             133,978
                                    --------------      ---------------    ---------------     ---------------     ----------------
   Total core deposits                 $436,025             $394,821             $381,612          $383,005            $347,294

Time deposits of
 $100,000 or more                        50,667               51,803               43,137            37,104              32,299
                                    --------------      ---------------    ---------------     ---------------     ----------------
   Total deposits                      $486,692             $446,624             $424,749          $420,109            $379,593
                                    ==============      ===============    ===============     ===============     ================

PERCENTAGES OF TOTAL DEPOSITS        % of                % of               % of                % of                % of
 AND AVERAGE RATES PAID             TOTAL     RATE      TOTAL      RATE    TOTAL      RATE     TOTAL      RATE     TOTAL       RATE
                                    ------    ----      ------     ----    ------     ----     ------     ----     ------      ----
Demand deposits                      15.39%      --      14.27%      --     14.48%      --      15.17%      --      15.18%       --

Interest-bearing
 transaction deposits                23.18%    2.49%     22.03%    2.61%    25.26%    2.87%     28.76%    2.71%     30.54%     2.74%

Savings deposits                     12.23%    3.00%     12.76%    3.01%    11.43%    3.24%     11.89%    2.95%     10.47%     3.02%

Time deposits under
 $100,000                            38.78%    5.42%     39.34%    5.43%    38.67%    5.41%     35.35%    4.08%     35.30%     4.04%
                                    ------              -------            ------              ------               -----
   Total core deposits               89.58%              88.40%             89.84%              91.17%              91.49%

Time deposits of
 $100,000 or more                    10.42%    5.75%     11.60%    5.67%    10.16%    5.99%      8.83%    4.11%      8.51%     3.63%
                                    ------              -------            ------              ------              ------
                                    100.00%             100.00%            100.00%             100.00%             100.00%
                                    ======              ======             ======              ======              ======
Average rate paid on
 interest-bearing deposits                     4.31%               4.38%              4.44%               3.46%                 3.4%
                                               ====                ====               ====                ====                 ====

       AmQuest has not utilized brokered deposits. As indicated in the following table, approximately 88.9% of its time deposits of $100,000 or more at December 31, 1997 mature in one year or less.

                       Time Deposits of $100,000 or More

                                               DECEMBER 31,
                                                   1997
                                            ------------------
                                              (IN THOUSANDS)

Three months or less                              $16,366

Over three through six months                       7,149

Over six through twelve months                     16,446

Over twelve months                                  5,462
                                                  -------
 Total                                            $45,423
                                                  =======

       Short-term borrowings, federal funds purchased and repurchase agreements are also sources of funds for AmQuest. The level of these borrowings is determined by various factors, including customer demand and AmQuest's ability to earn a favorable spread on the funds obtained. Average short term borrowings, federal funds purchased and repurchase agreements totaled $12.8 million in 1997, compared to $10.3 million in 1996 and were $18.1 million in the first quarter of 1998. This liquidity positions the Bank to respond to increased loan demand and other requirements for funds, or to decreases in funding sources. Cash flows from operations, investing activities and other funding sources have provided the funds for the increased loan activity.

       The liquidity of AmQuest is dependent upon dividend payments from its subsidiary banks and its ability to obtain financing. Banking regulations limit bank dividends based upon net earnings retained by the bank and minimum capital requirements. Dividends in excess of these limits require regulatory approval. During 1997, AmQuest received dividends from its bank subsidiaries totaling $4.7 million.

Capital Resources

       Stockholders' equity totaled $52.4 million at March 31, 1998 compared to $50.8 million at year-end 1997, $46.8 million at year-end 1996 and $46.3 million at year-end 1995. The increases in stockholders' equity are primarily due to net earnings retained. AmQuest's average equity capital ratio at March 31, 1998 was 9.18% compared to 8.71% at year-end 1997, 9.08% for 1996 and 8.98% for 1995.
At March 31, 1998, AmQuest's leverage ratio was 8.16% and its total risk-based capital ratio was 14.64%, compared to 7.91% and 13.71%, respectively at year end 1997. These increases are primarily due to accumulated earnings. The minimum required regulatory leverage ratio is 3% and the minimum total risk-based capital ratio is 8%. The standards are considered to be minimum requirements and banking institutions are generally expected to maintain capital well above the minimum levels.

       Future dividend payments will be determined by the AmQuest Board in light of the earnings and financial condition of AmQuest and its subsidiaries, their capital needs, applicable governmental policies and regulations and such other factors as the AmQuest Board deems appropriate. AmQuest's ability to pay dividends is subject to the terms of the Merger Agreement. See "THE MERGER-Conduct of Business Pending the Merger."

       AmQuest has a line of credit to the parent company from a bank up to $20.0 million which is available to provide funds to AmQuest for acquisitions and up to $10 million for any necessary purpose. The stock of AmQuest's subsidiary banks is pledged to secure any borrowings under the line of credit, which terminates at the Effective Time. During the first quarter of 1998, no funds were borrowed under this facility.

MARKET RISK

       Market risk is defined as the risk of loss related to financial instruments from changes in interest rates, foreign currency Exchange Ratios and commodity prices. AmQuest's market risk arises principally from its lending, investing, deposit and borrowing activities. AmQuest is not exposed to market risk from foreign Exchange Ratios and commodity prices. Management monitors and controls interest rate risk through sensitivity analysis and its strategy of creating manageable negative interest sensitivity gaps, as described under "Net Interest Income" above. AmQuest does not use derivative financial instruments to manage its interest rate risk exposure.

       The table below presents AmQuest's financial instruments that are sensitive to changes in interest rates, their expected maturities and their estimated fair values at December 31, 1997.

                                                     EXPECTED MATURITY/PRINCIPAL REPAYMENTS AT DECEMBER 31,
                                                     ------------------------------------------------------
                                        AVERAGE                                                                              FAIR
                                          RATE      1998       1999          2000      2001    2002   THEREAFTER  BALANCE    VALUE
                                        -------     ----       ----          ----      ----    ----   ----------  --------   -----
                                                                               (DOLLARS IN THOUSANDS)
Interest Sensitive Assets:
 Loans, net                              8.95%  $ 96,104     $66,816 (a)      --         --      --    $169,802  $332,722  $328,321
 Federal funds sold                      6.16%    15,662          --          --         --      --          --    15,662    15,662
 Securities                              6.26%    32,556      23,380      23,750     16,710  11,259      69,025   176,680   177,902
Interest Sensitive
 liabilities:
 Savings and
  Transaction deposits                   2.66%   183,025          --          --         --      --          --   183,025   183,025
 Time deposits                           5.46%   171,595      26,394      29,620 (b)                      6,443   234,052   234,670
 Short-term
  Borrowings                             5.38%    17,785          --          --         --      --          --    17,785    17,785
 Long-term
  Borrowings                               --         --          --          --         --      --          --        --        --
 9.85%  Capital
  Securities                               --         --          --          --         --      --          --        --        --
Off Balance Sheet Items:
 Loan commitments                          --         --          --          --         --      --          --        --       150
 Letter of credit                          --         --          --          --         --      --          --        --     2,076
 Assets sold with
  recourse                                 --         --          --          --         --      --          --        --     2,260

   (a) 1999 amount includes loans maturing or repricing 1999 through 2002, as separate data for all years is not maintained after fair value calculated.
   (b) 2000 amount includes time deposits maturing or repricing in 2000 through 2002, as separate data for all years is not maintained after fair value calculated.

       The expected maturities and principal repayments are based upon the contractual terms of the instruments. Prepayments have been estimated for certain instruments with predictable prepayment rates. Savings and transaction deposits are assumed to mature all in the first year as they are not subject to withdrawal restrictions and any assumptions regarding decay rates would be very subjective. The actual maturities and principal repayments for the financial instruments could vary substantially from the contractual terms and assumptions used in the analysis.

YEAR 2000 EXPOSURE

       AmQuest has taken steps to address the computer issues surrounding the ability to appropriately account for periods and dates after December 31, 1999. Bank regulatory authorities are also examining the efforts of AmQuest and its subsidiaries to address the potential year 2000 compliance issues. AmQuest has conducted a preliminary assessment of the actions required to be taken to become year 2000 compliant and anticipates that such compliance will be achieved as a part of a planned implementation of a comprehensive technology upgrade plan.
The cost of the technology upgrade plan, if implemented, is expected to be approximately $1.2 million over the next few years. AmQuest is unable to separately identify what portion of this cost would be necessary to become year 2000 compliant absent the technology upgrade. As a result of the proposed Merger, AmQuest has suspended further implementation of the technology upgrade plan pending coordination of such plan and year 2000 compliance issues with BancFirst.

                                 LEGAL OPINIONS

       The legality of the shares of BancFirst Common Stock to be issued to holders of AmQuest Common Stock pursuant to the Merger will be passed upon for BancFirst by Day, Edwards, Federman, Propester & Christensen, P.C., Oklahoma City, Oklahoma.

       Certain federal income tax matters related to the Merger will be passed upon for BancFirst and AmQuest by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma.

                                    EXPERTS

       The consolidated financial statements of BancFirst as of December 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

       The consolidated financial statements of AmQuest included in this Proxy Statement/Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

       Any BancFirst stockholder who wishes to submit a proposal for presentation to the 1999 Annual Meeting of Stockholders must submit the proposal to BancFirst, 101 N. Broadway, Suite 200, Oklahoma City, Oklahoma 73102,
Attention: Office of the Secretary, not later than January 19, 1999, for inclusion, if appropriate, in BancFirst's proxy statement and the form of proxy relating to the 1999 Annual Meeting.

                         INDEX TO FINANCIAL STATEMENTS

BANCFIRST'S CONSOLIDATED FINANCIAL STATEMENTS
BancFirst's Unaudited Consolidated Financial Statements for the
 Three Months Ended March 31, 1998 and 1997.........................................................  F-1
  Consolidated Balance Sheets (Unaudited)...........................................................  F-1
  Consolidated Statements of Income and Comprehensive Income (Unaudited)............................  F-2
  Consolidated Statements of Cash Flows (Unaudited).................................................  F-3
  Notes to Consolidated Financial Statements (Unaudited)............................................  F-4

Report of Independent Accountants-BancFirst.........................................................  F-8

BancFirst's Consolidated Financial Statements for the Years Ended December 31, 1997, 1996 and 1995..  F-9
  Consolidated Balance Sheets.......................................................................  F-9
  Consolidated Statements of Income.................................................................  F-10
  Consolidated Statements of Stockholders' Equity...................................................  F-11
  Consolidated Statements of Cash Flows.............................................................  F-12
  Notes to Consolidated Financial Statements........................................................  F-13

AMQUEST'S CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants-AmQuest....................................................  F-39

AmQuest's Consolidated Financial Statements for the Three Months Ended March 31, 1998
 and 1997 (Unaudited) and for the Years Ended December 31, 1997, 1996 and 1995......................  F-40
  Consolidated Statements of Financial Condition....................................................  F-40
  Consolidated Statements of Income.................................................................  F-41
  Consolidated Statements of Stockholders' Equity...................................................  F-42
  Consolidated Statements of Cash Flows.............................................................  F-43
  Notes to Consolidated Financial Statements........................................................  F-45


                             BANCFIRST CORPORATION
                          CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                            (DOLLARS IN THOUSANDS)


                                                                     MARCH 31,
                                                    ------------------------------------------
                                                            1998                    1997
                                                    ------------------      ------------------
ASSETS
Cash and due from banks                                  $  102,916              $   67,421
Interest-bearing deposits with banks                            100                      62
Securities (market value: $397,675, $302,985
 and $311,013, respectively)                                396,911                 302,760
Federal funds sold                                           29,000                  32,670
Loans:
  Total loans (net of unearned interest)                    926,769                 783,296
  Allowance for possible loan losses                        (12,699)                (11,925)
                                                         ----------              ----------
    Loans, net                                              914,070                 771,371
Premises and equipment, net                                  35,719                  33,556
Other real estate owned                                         684                   1,239
Intangible assets, net                                       22,364                  13,889
Accrued interest receivable                                  14,000                  11,043
Other assets                                                 17,091                  17,903
                                                         ----------              ----------
    Total assets                                         $1,532,855              $1,251,914
                                                         ==========              ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                                    $  287,597              $  235,844
  Interest-bearing                                        1,070,056                 860,442
                                                         ----------              ----------
    Total deposits                                        1,357,653               1,096,286
Short-term borrowings                                         5,061                   1,291
Long-term borrowings                                          7,024                   6,587
9.65% Capital Securities                                     25,000                  25,000
Accrued interest payable                                      6,159                   4,734
Other liabilities                                             5,465                   5,056
                                                         ----------              ----------
    Total liabilities                                     1,406,364               1,138,954
                                                         ----------              ----------
Commitments and contingent liabilities
Stockholders' equity:
  Common stock                                                6,363                   6,339
  Capital surplus                                            36,157                  35,083
  Retained earnings                                          82,238                  71,862
  Accumulated other comprehensive income                      1,733                    (324)
                                                         ----------              ----------
    Total stockholders' equity                              126,491                 112,960
                                                         ----------              ----------
    Total liabilities and stockholders' equity           $1,532,855              $1,251,914
                                                         ==========              ==========

See accompanying notes to consolidated financial statements.

                             BANCFIRST CORPORATION
           CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                  THREE MONTHS ENDED
                                                                                        MARCH 31,
                                                                   -----------------------------------------------
                                                                           1998                        1997
                                                                   -------------------         -------------------

INTEREST INCOME
Loans, including fees                                                    $   20,897                  $   18,164
Interest-bearing deposits with banks                                              2                          19
Securities:
  Taxable                                                                     4,795                       4,513
  Tax-exempt                                                                    283                         153
Federal funds sold                                                              497                         350
                                                                         ----------                  ----------
    Total interest income                                                    26,474                      23,199
                                                                         ----------                  ----------
INTEREST EXPENSE
Deposits                                                                     10,200                       8,847
Short-term borrowings                                                           153                          21
Long-term borrowings                                                            107                          96
9.65% Capital Securities                                                        614                         373
                                                                         ----------                  ----------
    Total interest expense                                                   11,074                       9,337
                                                                         ----------                  ----------
Net interest income                                                          15,400                      13,862
Provision for possible loan losses                                              577                          96
                                                                         ----------                  ----------
    Net interest income after provision for
      possible loan losses                                                   14,823                      13,766
                                                                         ----------                  ----------
NONINTEREST INCOME
Service charges on deposits                                                   2,597                       2,481
Securities transactions                                                           -                           -
Other                                                                         1,779                       1,326
                                                                         ----------                  ----------
    Total noninterest income                                                  4,376                       3,807
                                                                         ----------                  ----------
NONINTEREST EXPENSE
Salaries and employee benefits                                                7,587                       6,550
Occupancy and fixed assets expense, net                                         765                         763
Depreciation                                                                    819                         709
Amortization                                                                    552                         533
Data processing services                                                        380                         370
Net expense from other real estate owned                                         23                          62
Other                                                                         2,747                       2,527
                                                                         ----------                  ----------
    Total noninterest expense                                                12,871                      11,514
                                                                         ----------                  ----------
Income before taxes                                                           6,328                       6,059
Income tax expense                                                           (2,358)                     (2,298)
                                                                         ----------                  ----------
    Net income                                                                3,970                       3,761
Other comprehensive income, net of tax:
  Unrealized gains on securities                                                184                      (1,060)
                                                                         ----------                  ----------
    Comprehensive income                                                 $    4,154                  $    2,701
                                                                         ==========                  ==========
NET INCOME PER COMMON SHARE
Basic                                                                    $     0.62                  $     0.59
                                                                         ==========                  ==========
Diluted                                                                  $     0.60                  $     0.57
                                                                         ==========                  ==========

See accompanying notes to consolidated financial statements.

                             BANCFIRST CORPORATION
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                           -----------------------------------------
                                                                                  1998                       1997
                                                                           -----------------       -----------------
CASH FLOWS FROM OPERATING ACTIVITIES                                               $  3,791                $ 11,872
                                                                             --------------          --------------
INVESTING ACTIVITIES
Cash and due from banks used for acquisitions                                        93,486                  (4,954)
Purchases of securities:
  Held for investment                                                               (95,254)                   (157)
  Available for sale                                                                 (2,391)                (37,305)
Maturities of securities:
  Held for investment                                                                   767                   1,054
  Available for sale                                                                 10,520                  16,000
Proceeds from sales of securities:
  Held for investment                                                                   187                     105
  Available for sale                                                                      -                       -
Net decrease in federal funds sold                                                   11,600                  12,115
Purchases of loans                                                                   (3,934)                 (2,023)
Proceeds from sales of loans                                                         21,667                  23,843
Net other increase in loans                                                         (56,245)                (41,810)
Purchases of premises and equipment                                                  (1,201)                 (1,624)
Proceeds from sales of other real estate owned and repossessed assets                   492                     307
Other, net                                                                               83                   1,279
                                                                             --------------          --------------
    Net cash used fo                                                                (20,223)                (33,170)
                                                                             --------------          --------------
FINANCING ACTIVITIES
Net increase (decrease) in demand, transaction and savings deposits                  21,903                 (27,356)
Net increase in certificates of deposit                                              29,322                  18,189
Net decrease in short-term borrowings                                                  (955)                 (2,123)
Net decrease in long-term borrowings                                                    (26)                    (49)
Issuance of 9.65% Capital Securities                                                      -                  25,000
Issuance of common stock                                                                166                      98
Purchase and retirement of common stock                                                   -                  (1,277)
Cash dividends paid                                                                    (761)                   (640)
                                                                             --------------          --------------
    Net cash provided by financing activities                                        49,649                  11,842
                                                                             --------------          --------------
Net increase (decrease) in cash and due from banks                                   33,217                  (9,456)
Cash and due from banks at the beginning of the period                               69,799                  76,939
                                                                             --------------          --------------
Cash and due from banks at the end of the period                                   $103,016                $ 67,483
                                                                             --------------          --------------
SUPPLEMENTAL DISCLOSURE
Cash paid during the period for interest                                           $ 10,636                $  8,543
                                                                             ==============          ==============
Cash paid during the period for income taxes                                       $     23                $      -
                                                                             ==============          ==============

See accompanying notes to consolidated financial statements.

                             BANCFIRST CORPORATION
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)


(1)  GENERAL

     The accompanying consolidated financial statements include the accounts of BancFirst Corporation, BFC Capital Trust I, BancFirst, BancFirst Investment Corporation, Lenders Collection Corporation and Express Financial Corporation (formerly National Express Corporation). All significant intercompany accounts and transactions have been eliminated. Assets held in a fiduciary or agency capacity are not assets of the Company and, accordingly, are not included in the consolidated financial statements.

     The unaudited interim financial statements contained herein reflect all adjustments which are, in the opinion of management, necessary to provide a fair statement of the financial position and results of operations of the Company for the interim periods presented. All such adjustments are of a normal and recurring nature. There have been no significant changes in the accounting policies of the Company since December 31, 1997, the date of the most recent annual report. Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles inherently involves the use of estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. Such estimates and assumptions may change over time and actual amounts may differ from those reported.

(2)  MERGERS, ACQUISITIONS AND DISPOSALS

     In December 1996, the Company's money order subsidiary, Express Financial Corporation (formerly National Express Corporation) entered into an agreement for the sale of its business. Under the terms of the agreement, Express Financial Corporation received cash of $600 in January 1997, and may receive additional payments of up to $500 over a two-year period based upon specified levels of business retained by the purchaser. The business and intangible assets of Express Financial Corporation were transferred to the purchaser in January and February 1997. The purchaser did not assume any liabilities of Express Financial Corporation. The sale was accounted for as a disposal of a segment of business. Consequently, the expected net gain from the disposal will be recognized in the Company's consolidated statement of income when the final proceeds are received. The operations of Express Financial Corporation were not material in relation to the consolidated operations of the Company. In March 1998, the first additional payment from the sale of $243 was received. The final payment is due in January 1999. The following assets and liabilities of Express Financial Corporation are included in the Company's consolidated balance sheet:

                                                                MARCH 31,
                                                 --------------------------------------
                                                      1998                       1997
                                                 --------------          --------------
Cash and due from BancFirst                            $1,077                  $2,281
Interest-bearing deposit with BancFirst                 3,684                   3,674
Securities held for investment                          2,261                     786
Premises and equipment, net                                 5                     167
Intangible assets, net                                      -                       -
Receivables from money order sales, net                     -                     261
Other assets                                                3                      11
                                                       ------                  ------
    Total assets                                       $7,030                  $7,180
                                                       ======                  ======

Outstanding money orders                               $1,669                  $2,008
Other liabilities                                           -                       5
                                                       ------                  ------
    Total liabilities                                  $1,669                  $2,013
                                                       ======                  ======

     In March 1998, BancFirst completed the purchase of 13 branches from NationsBank, N.A and concurrently sold three of the branches to another Oklahoma financial institution. The purchase and sale resulted in BancFirst purchasing loans and other assets of approximately $32,800, assuming deposits of approximately $132,100 and paying a premium on deposits of approximately $9,100. The transaction was accounted for as a purchase. Accordingly, the effects of the purchase are included in the Company's consolidated financial statements from the date of the purchase forward. In April 1998, BancFirst entered into agreements to sell four additional branches to other Oklahoma financial institutions on substantially the same terms as BancFirst's purchase of the branches from NationsBank, N.A. These branches have loans and other assets of approximately $11,000 and deposits of approximately $59,100. The sales of these branches are expected to be completed in June and July of 1998.

     In May 1998, the Company completed a merger with Lawton Security Bancshares, Inc. ("Lawton Security Bancshares"), which had approximately $92,000 in total assets. The merger was effected through the exchange of 414,790 shares of BancFirst Corporation common stock for all of the Lawton Security Bancshares common stock outstanding, and will be accounted for as a pooling of interests. Accordingly, for periods reported subsequent to the completion of the merger, the consolidated accounts of Lawton Security Bancshares will be combined with the accounts of the Company and will be included in the Company's consolidated financial statements for all periods presented.

     In May 1998, the Company entered into a merger agreement with AmQuest Financial Corp. ("AmQuest") of Duncan, Oklahoma. The merger is expected to be completed in September 1998 and would be effected through the exchange of a maximum of 2,625,000 shares of BancFirst Corporation common stock for all of the AmQuest common stock outstanding, with AmQuest being merged into the Company. AmQuest has approximately $568,000 in total assets and operates two subsidiary banks, AmQuest Bank, N.A. and Exchange National Bank & Trust Company. The merger is subject to shareholder and regulatory approvals and will be accounted
for as a pooling of interests.   Accordingly, for periods reported subsequent to
the completion of the merger, the consolidated accounts of AmQuest will be combined with the accounts of the Company and will be included in the Company's consolidated financial statements for all periods presented.

(3)  SECURITIES

     The table below summarizes securities held for investment and securities available for sale.

                                                                         MARCH 31,
                                                            --------------------------------
                                                                 1998              1997
                                                            --------------    --------------
Held for investment, at cost (market value:
   $40,273, $32,527 and $38,705, respectively)                   $ 39,509          $ 32,302
Available for sale, at market value                               357,402           270,458
                                                                 --------          --------
     Total securities                                            $396,911          $302,760
                                                                 ========          ========

(4)  COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" effective January 1, 1998. This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The only component of comprehensive income reported by the Company is the unrealized gain or loss on securities available for sale. The amount of this unrealized gain or loss, net of tax, has been presented in the statement of income for each period as a component of other comprehensive income. Below is a summary of the tax effects of this unrealized gain or loss.

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,
                                                             -------------------------------
                                                                  1998            1997
                                                             -------------     -------------
Unrealized gain (loss) during the period:
Before-tax amount                                                $   254           $(1,581)
Tax expense                                                          (70)              521
                                                                 -------           -------
Net-of-tax amount                                                $   184           $(1,060)
                                                                 =======           =======

     The amount of unrealized gain or loss included in accumulated other comprehensive income is summarized below.

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,
                                                             -------------------------------
                                                                   1998            1997
                                                             --------------   --------------
Unrealized gain (loss) on securities:
Beginning balance                                                 $1,549          $   736
Current period change                                                184           (1,060)
                                                                  ------          -------
Ending balance                                                    $1,733          $  (324)
                                                                  ======          =======

(5)  NET INCOME PER COMMON SHARE

     Basic and diluted net income per common share are calculated as follows:

                                                         INCOME                  SHARES           PER SHARE
                                                       (NUMERATOR)           (DENOMINATOR)         AMOUNT
                                                       -----------           -------------        ---------
THREE MONTHS ENDED MARCH 31, 1998
---------------------------------
BASIC:
Income available to common stockholders                    $3,970              6,355,273            $   0.62
                                                                                                    ========
Effect of stock options                                         -                216,809
                                                        ---------              ---------
DILUTED:
Income available to common stockholders
  plus assumed exercises of stock options                  $3,970              6,572,082            $   0.60
                                                        =========              =========            ========

THREE MONTHS ENDED MARCH 31, 1997
---------------------------------
BASIC:
Income available to common stockholders                    $3,761              6,360,359            $   0.59
                                                                                                    ========
Effect of stock options                                         -                277,003
                                                        ---------              ---------
DILUTED:
Income available to common stockholders
  plus assumed exercises of stock options                  $3,761              6,637,362            $   0.57
                                                        =========              =========            ========

     Below is the number and average exercise prices of options that were excluded from the computation of diluted net income per share for each period because the options' exercise prices were greater than the average market price of the common shares.

                                                     AVERAGE
                                                     EXERCISE
                                           SHARES      PRICE
                                           ------    --------
Three Months Ended March 31, 1998          10,000      $40.00
Three Months Ended March 31, 1997           7,500      $29.25

(6)  STOCK REPURCHASE PROGRAM

     In April 1998, the Company terminated its Stock Repurchase Program. No repurchases were made under the program during 1998.

                      REPORTS OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of BancFirst Corporation:

We have audited the accompanying consolidated balance sheet of BancFirst Corporation (the "Company") as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
Oklahoma City, Oklahoma
March 30, 1998



To the Board of Directors and Stockholders of BancFirst Corporation:

In our opinion, the accompanying consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of BancFirst Corporation and its subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Oklahoma City, Oklahoma
March 27, 1996

                             BANCFIRST CORPORATION
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                                                                                       December 31,
                                                                                            --------------------------------
                                                                                                  1997              1996
                                                                                            --------------    --------------
ASSETS
Cash and due from banks                                                                         $   69,652        $   76,877
Interest-bearing deposits with banks                                                                   147                62
Securities (market value: $311,013 and $284,221, respectively)                                     310,343           283,857
Federal funds sold                                                                                  40,600            44,785
Loans:
   Total loans (net of unearned interest)                                                          857,896           763,559
   Allowance for possible loan losses                                                              (12,284)          (11,945)
                                                                                            --------------    --------------
       Loans, net                                                                                  845,612           751,614
Premises and equipment, net                                                                         33,598            33,556
Other real estate owned                                                                                915             1,101
Intangible assets, net                                                                              12,500            14,871
Accrued interest receivable                                                                         11,357            10,627
Other assets                                                                                        21,065            18,361
                                                                                            --------------    --------------
       Total assets                                                                             $1,345,789        $1,235,711
                                                                                            ==============    ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Noninterest-bearing                                                                          $  269,089        $  265,209
   Interest-bearing                                                                                906,021           840,244
                                                                                            --------------    --------------
       Total deposits                                                                            1,175,110         1,105,453
Short-term borrowings                                                                                6,016             3,414
Long-term borrowings                                                                                 7,051             6,636
9.65% Capital Securities                                                                            25,000                --
Accrued interest payable                                                                             5,722             3,940
Other liabilities                                                                                    3,956             4,172
                                                                                            --------------    --------------
       Total liabilities                                                                         1,222,855         1,123,615
                                                                                            --------------    --------------
Commitments and contingent liabilities
Stockholders' equity:
   Common stock, $1.00 par (shares issued: 6,345,429 and 6,400,338, respectively)                    6,345             6,400
   Capital surplus                                                                                  36,008            36,218
   Retained earnings                                                                                79,032            68,742
   Unrealized securities gains, net of tax                                                           1,549               736
                                                                                            --------------    --------------
       Total stockholders' equity                                                                  122,934           112,096
                                                                                            --------------    --------------
       Total liabilities and stockholders' equity                                               $1,345,789        $1,235,711
                                                                                            ==============    ==============

 See accompanying notes to consolidated financial statements.

                             BANCFIRST CORPORATION
                       CONSOLIDATED STATEMENT OF INCOME
                 (Dollars in thousands, except per share data)

                                                                          Year Ended December 31,
                                                                 ----------------------------------------

                                                                     1997          1996         1995
                                                                 -----------   -----------   -----------
INTEREST INCOME

     Loans, including fees                                           $77,026       $69,116        $57,914

     Interest-bearing deposits with banks                                  4             1             14

     Securities:

           Taxable                                                    18,298        16,546         13,924

           Tax-exempt                                                    674           608            614

      Federal funds sold                                               1,988         1,572          1,673
                                                                 -----------   -----------   ------------
                 Total interest income                                97,990        87,843         74,139
                                                                 -----------   -----------   ------------
INTEREST EXPENSE

     Deposits                                                         37,361        33,592         30,167

     Short-term borrowings                                               307           364            253

     Line of Credit                                                       --            --             16

     Long-term borrowings                                                409           103             14

     9.65% Capital Securities                                          2,214            --             --
                                                                 -----------   -----------   ------------
                 Total interest expense                               40,291        34,059         30,450
                                                                 -----------   -----------   ------------
     Net interest income                                              57,699        53,784         43,689

     Provision for possible loan losses                                  982           994            855
                                                                 -----------   -----------   ------------
                 Net interest income after provision for
                   possible loan losses                               56,717        52,790         42,834
                                                                 -----------   -----------   ------------
NONINTEREST INCOME

     Service charges on deposits                                      10,154         8,972          7,869

     Securities transactions                                               1           188            111

     Other                                                             5,666         5,839          4,520
                                                                 -----------   -----------   ------------
                 Total noninterest income                             15,821        14,999         12,500
                                                                 -----------   -----------   ------------
NONINTEREST EXPENSE

     Salaries and employee benefits                                   27,749        24,883         19,909

     Occupancy and fixed assets expense, net                           3,064         2,750          2,049

     Depreciation                                                      3,012         2,350          1,871

     Amortization                                                      2,210         2,006          1,453

     Data processing services                                          1,372         1,347          1,164

     Net expense from other real estate owned                            242            35             89

     Other                                                            10,888         9,899          8,397
                                                                 -----------   -----------   ------------
                 Total noninterest expense                            48,537        43,270         34,932
                                                                 -----------   -----------   ------------
     Income before taxes                                              24,001        24,519         20,402

     Income tax expense                                               (8,252)       (9,431)        (7,563)
                                                                 -----------   -----------   ------------
                 Net income                                          $15,749       $15,088        $12,839
                                                                 ===========   ===========   ============
 EARNINGS PER COMMON SHARE

  Basic                                                                $2.48         $2.41          $2.07
                                                                 ===========   ===========   ============
  Diluted                                                              $2.41         $2.32          $2.01
                                                                 ===========   ===========   ============

See accompanying notes to consolidated financial statements.

                             BANCFIRST CORPORATION
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            (Dollars in thousands)


                                                                             Year Ended December 31,
                                              -------------------------------------------------------------------------------------

                                                        1997                            1996                          1995
                                              --------------------------    --------------------------    --------------------------

                                                 Shares         Amount         Shares         Amount         Shares         Amount
                                              -----------    -----------    -----------    -----------    -----------    -----------

COMMON STOCK

   Issued at beginning of year                6,400,338       $  6,400       6,225,455       $  6,225      6,202,814     $ 6,203

   Shares issued                                 60,600             61         174,883            175         85,081          85

   Shares acquired and canceled                (115,509)          (116)             --             --        (62,440)        (63)
                                              ---------       --------       ---------       --------      ---------     -------
   Issued at end of year                      6,345,429       $  6,345       6,400,338       $  6,400      6,225,455     $ 6,225
                                              =========       ========       =========       ========      =========     =======

CAPITAL SURPLUS

   Balance at beginning of year                               $ 36,218                       $ 34,769                    $34,259

   Common stock issued                                             991                          1,449                        620

   Shares acquired and canceled                                 (1,201)                            --                       (110)
                                                             ---------                       --------                    -------
   Balance at end of year                                    $  36,008                       $ 36,218                    $34,769
                                                             =========                       ========                    =======
RETAINED EARNINGS

   Balance at beginning of year                               $ 68,742                       $ 55,792                    $45,611

   Net income                                                   15,749                         15,088                     12,839

   Dividends on common stock                                    (2,668)                        (2,138)                    (1,801)
   ($0.42, $0.34 and $0.29
   per share, respectively)

   Common stock canceled                                        (2,791)                            --                       (857)
                                                             ---------                       --------                    -------
   Balance at end of year                                     $ 79,032                       $ 68,742                    $55,792
                                                              ========                       ========                    =======
UNREALIZED SECURITIES GAINS (LOSSES)

   Balance at beginning of year                               $    736                       $  1,557                    $(4,112)

   Net change                                                      813                           (821)                     5,669
                                                              --------                       --------                    -------
   Balance at end of year                                     $  1,549                       $    736                    $ 1,557
                                                              ========                       ========                    =======
   Total stockholders' equity                                 $122,934                       $112,096                    $98,343
                                                              ========                       ========                    =======

See accompanying notes to consolidated financial  statements.

                             BANCFIRST CORPORATION
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                            (Dollars in thousands)

                                                                                              December 31,
                                                                                 ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                               1997          1996        1995
                                                                                 --------      --------    --------
   Net income                                                                    $  15,749     $ 15,088    $12,839
   Adjustments to reconcile to net cash provided by operating activities:
     Provision for possible losses                                                     982        1,394        985
     Depreciation and amortization                                                   5,222        4,356      3,324
     Net amortization of securities premiums and discounts                            (829)        (196)       966
     Unrealized losses on other real estate owned                                       73          149        111
     (Increase) decrease in interest receivable                                       (730)         271     (1,208)
     (Increase) decrease in other receivables                                       (4,277)      (7,082)       884
     Increase in interest payable                                                    1,782          286        808
     (Increase) decrease in deferred tax asset                                        (247)        (568)      (398)
     Other, net                                                                      6,596       (4,092)    (2,373)
                                                                                 ---------     --------    -------
       Net cash provided by operating activities                                    24,321        9,606     15,938
                                                                                 ---------     --------    -------
INVESTING ACTIVITIES
   Cash and due from banks used for acquisitions                                    (5,008)      (9,825)   (15,524)
   Purchases of securities:
     Held for investment                                                           (11,597)      (3,277)   (10,693)
     Available for sale                                                            (89,287)     (58,894)   (51,655)
   Maturities of securities:
     Held for investment                                                             6,711        7,086      5,117
     Available for sale                                                             68,950       64,274     66,808
   Proceeds from sales of securities:
     Held for investment                                                               669           --        454
     Available for sale                                                                148       16,315      3,785
   Net (increase) decrease in federal funds sold                                     4,185       (1,315)     8,482
   Purchases of loans                                                               (4,775)     (14,973)   (16,395)
   Proceeds from sales of loans                                                    119,484      107,461     56,741
   Net other increase in loans                                                    (209,465)    (150,335)   (93,480)
   Purchases of premises and equipment                                              (4,584)      (5,148)    (2,941)
   Proceeds from the sale of other real estate
       owned and repossessed assets                                                  1,803        1,610      1,448
   Other, net                                                                          900         (977)       347
                                                                                 ---------     --------    -------
     Net cash used for investing activities                                       (121,866)     (49,998)   (47,506)
                                                                                 ---------     --------    -------
FINANCING ACTIVITIES
   Net increase in demand, transaction and savings deposits                         18,825       18,626     20,109
   Net increase in certificates of deposits                                         50,832       24,795     26,138
   Net increase (decrease) in short-term borrowings                                  2,602      (15,291)    18,588
   Net increase in long-term borrowings                                                415        5,718        918
     Issuance of 9.65% Capital Securities                                           23,972           --         --
   Issuance of common stock                                                            412          125        370
   Purchase and retirement of common stock                                          (4,108)          --     (1,029)
   Cash dividends paid                                                              (2,545)      (1,995)    (1,737)
                                                                                 ---------     --------    -------
     Net cash provided by financing activities                                      90,405       31,978     63,357
                                                                                 ---------     --------    -------
   Net increase (decrease) in cash and due from banks                               (7,140)      (8,414)    31,789
   Cash and due from banks at the beginning of the year                             76,939       85,353     53,564
                                                                                 ---------     --------    -------
   Cash and due from banks at the end of the year                                $  69,799     $ 76,939    $85,353
                                                                                 =========     ========    =======
SUPPLEMENTAL DISCLOSURE
   Cash paid during the year for interest                                        $  38,509     $ 33,356    $29,301
                                                                                 =========     ========    =======
   Cash paid during the year for income taxes                                    $   8,017     $  9,531    $ 7,649
                                                                                 =========     ========    =======

See accompanying notes to consolidated financial statements.

                             BANCFIRST CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (Dollars in thousands)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of BancFirst Corporation and its subsidiaries (the "Company") conform to generally accepted accounting principles and general practice within the banking industry. A summary of the significant accounting policies follows.

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of BancFirst Corporation, BancFirst, BancFirst Investment Corporation, Lenders Collection Corporation and Express Financial Corporation. All significant intercompany accounts and transactions have been eliminated. Assets held in a fiduciary or agency capacity are not assets of the Company and, accordingly, are not included in the consolidated financial statements. Certain amounts for 1996 and 1995 have been reclassified to conform with the 1997 presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles inherently involves the use of estimates and assumptions which affect the amounts reported in the financial statements and the related disclosures. Such estimates and assumptions may change over time and actual amounts realized may differ from those reported.

SECURITIES

     The Company's practice is to hold its securities to maturity and it does not engage in trading activities. Any sales of securities are to execute the Company's asset/liability management, to eliminate a perceived credit risk in a specific security, or to provide liquidity. Securities that are being held for indefinite periods of time, or that may be sold as part of the Company's asset/liability management strategy, to provide liquidity or for other reasons, are classified as available for sale and are stated at estimated market value. Unrealized gains or losses on securities available for sale are reported as a component of stockholders' equity, net of income tax. Securities for which the Company has the intent and ability to hold to maturity are classified as held for investment and are stated at cost, adjusted for amortization of premiums and accretion of discounts computed under the interest method, unless such investments are considered permanently impaired, in which case they are adjusted to the lower of cost or market. Gains or losses from sales of securities are based upon the book value of the specific securities sold.

LOANS

     Loans are stated at the principal amount outstanding. Interest income on certain installment loans is recorded by use of a method which produces a reasonable approximation of a constant yield on the outstanding principal. Interest on all other performing loans is recognized based upon the principal amount outstanding.

     A loan is placed on nonaccrual status when, in the opinion of management, the future collectibility of interest and/or principal is in serious doubt. Interest income is recognized on certain of these loans on a cash basis if the full collection of the remaining principal balance is reasonably expected. Otherwise, interest income is not recognized until the principal balance is fully collected.

                             BANCFIRST CORPORATION

ALLOWANCE FOR POSSIBLE LOAN LOSSES

   The allowance for possible loan losses is increased by annual provisions charged to operating expense and is reduced by net loan charge-offs. The provision for loan losses charged to operating expense is based on past loan loss experience and other factors which, in Management's judgment, deserve current recognition in estimating possible loan losses. Such other factors considered by Management include evaluations of known problem loans, levels of adversely classified and nonperforming loans, and general economic conditions.

   The Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"), in January 1995. This accounting standard requires that impaired loans be measured based upon the present value of future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's impaired loans are collateral dependent. Accordingly, the amount of impairment is measured based upon the fair value of the underlying collateral and is included in the allowance for possible loan losses.

PREMISES AND EQUIPMENT

   Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to operating expense and is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred while improvements are capitalized. When assets are sold or otherwise retired, the cost and applicable accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in operations.

OTHER REAL ESTATE OWNED

   Other real estate owned is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of the book value of the related loan or fair market value based upon appraisals. Losses arising at the time of classification of such properties as other real estate owned are charged directly to the allowance for possible loan losses. Losses from declines in value of the properties subsequent to classification as other real estate owned are charged directly to operating expense.

INTANGIBLE ASSETS

   Core deposit intangibles are amortized on a straight-line basis over the estimated useful lives of the core deposits. The excess of cost over the fair value of assets acquired (goodwill) is amortized on a straight-line basis over fifteen to twenty years. Organization cost and trademarks are amortized on a straight-line basis over five years and fifteen years, respectively.

INCOME TAXES

   The Company files a consolidated income tax return.   Deferred taxes are
recognized under the asset and liability approach based upon the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using the tax rates expected to apply to taxable income in the periods when the related temporary differences are expected to be realized.

                             BANCFIRST CORPORATION

EARNINGS PER COMMON SHARE

   The Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("FAS 128"), in December 1997. This accounting standard replaces the presentation of primary and fully diluted earnings per share with new computations of basic and diluted earnings per common share. Basic earnings per common share is computed by dividing net income, less any preferred dividends requirement, by the weighted average of common shares outstanding, as restated for shares issued in business combinations accounted for as poolings of interests, if any. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company.

STATEMENT OF CASH FLOWS

   For purposes of the statement of cash flows, the Company considers cash and due from banks, and interest-bearing deposits with banks as cash equivalents. Acquisitions accounted for as purchases or as book value purchases are presented net of any stock issued, assets acquired and liabilities assumed.

   In 1996, in connection with the acquisitions of City Bankshares, Inc. of Oklahoma City, Oklahoma ("City Bankshares") and Commerce Bancorporation, Inc. of McLoud, Oklahoma ("Commerce Bancorp"), the Company paid cash of $19,227, issued common stock of $1,451, acquired assets of $160,928 and assumed liabilities of $140,250.

   In 1995, in connection with the acquisitions of State National Bank of Marlow, Oklahoma ("State National Bank") and Johnston County Bancshares, Inc. of Tishomingo, Oklahoma ("Johnston County Bancshares"), the Company paid cash of $17,960, including retirement of debt, issued common stock of $335, acquired assets of $111,050 and assumed liabilities of $92,755.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This standard is based on a financial-components approach under which an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred as a result of a transfer of financial assets, and derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 (except for certain provisions relating to repurchase agreements, securities lending and similar transactions that were deferred for one year by Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125"), and must be applied prospectively. The Company does not expect that, upon adoption, this standard will have a material effect on its consolidated financial statements.

   In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This standard requires that all items that are to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This standard also requires that the Company (a) classify items of other comprehensive income by their nature in a financial statement and
(b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for periods beginning after December 15, 1997. The Company does not expect that the adoption of this standard will have a material effect on its consolidation financial statements.

                             BANCFIRST CORPORATION

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Statement is effective for financial statements for periods beginning after December 15, 1997. The Company expects that the adoption of this standard may require additional disclosures.

(2)  FORMATION OF BANCFIRST CORPORATION; MERGERS, ACQUISITIONS
     AND DISPOSALS

     BancFirst Corporation was incorporated in Oklahoma in July 1984. In June 1985, it merged with seven Oklahoma bank holding companies and has conducted business as a bank holding company since that time. Additional mergers and acquisitions have been completed and, as a result, BancFirst Corporation is the surviving corporation along with the aforementioned subsidiaries, while the holding companies, banks and other companies that were merged or acquired ceased to exist as separate companies.

     In March 1995, the Company acquired State National Bank which had total assets of $101,976. The acquisition was for cash of $17,485, with an additional $500 placed in escrow pending the resolution of certain matters. State National Bank was immediately merged into BancFirst. The acquisition was accounted for as a purchase. Accordingly, the effect of the transaction is included in the Company's consolidated financial statements from the date of the acquisition forward. A core deposit intangible of $406 and goodwill of $810 were recorded for the acquisition. Subsequent payments from the escrow, if any, to the former shareholders of State National Bank will increase the goodwill recorded. Pro forma condensed results of operations, as though State National Bank had been acquired January 1, 1994, are as follows:

                                                                       UNAUDITED
                                                                 --------------------
                                                                      YEAR ENDED
                                                                      DECEMBER 31,
                                                                 --------------------
                                                                   1995        1994
                                                                 --------    --------

        Net interest income                                      $44,350      $42,160

        Net income                                               $13,018      $12,296

        Net income per common share:

           Basic                                                 $  2.10      $  1.98

           Diluted                                               $  2.04      $  1.92

     In December 1995, the Company acquired all the assets and assumed all of the liabilities of Johnston County Bancshares, Inc. ("Johnston County Bancshares") which had total assets of $10,051. Johnston County Bancshares was controlled by certain executive officers and directors of the Company. The acquisition was effected through the exchange of 28,831 shares of BancFirst Corporation common stock for all of the outstanding common and preferred stock of Johnston County Bancshares. The minority shares of Johnston County Bancshares' subsidiary bank were purchased for $120. The acquisition was accounted for as a book value purchase, which is similar to the pooling of interests method, although the effect of the acquisition is included in the Company's consolidated financial statements from the date of the acquisition forward. The acquisition did not have a material effect on the results of operations of the Company for 1995.

                             BANCFIRST CORPORATION

   In March 1996, BancFirst acquired City Bankshares, Inc. ("City Bankshares") which had $136,251 in total assets. The acquisition was for cash of $19,125, with City Bankshares and its subsidiary bank, City Bank & Trust, being merged into BancFirst. C-Teq, Inc., an 85% owned data processing subsidiary of City Bankshares, was spun off to the shareholders of City Bankshares prior to the acquisition. BancFirst also paid the CEO of City Bankshares $1,250 for an agreement not to compete with BancFirst for a period of four years. The acquisition was accounted for as a purchase. Accordingly, the effect of the acquisition is included in the Company's consolidated financial statements from the date of the acquisition forward. A core deposit intangible of $830 and goodwill of $7,419 were recorded in the acquisition. Pro forma condensed results of operations, as though City Bankshares had been acquired January 1, 1995, are as follows:


                                                                        UNAUDITED
                                                                  --------------------
                                                                       YEAR ENDED
                                                                       DECEMBER 31,
                                                                  --------------------
                                                                    1996        1995
                                                                  --------    --------

        Net interest income                                        $55,199     $49,226

        Net income                                                 $14,998     $13,122

        Net income per common share:

           Basic                                                   $  2.39     $  2.11

           Diluted                                                 $  2.30     $  2.05

   In October 1996, the Company acquired all of the assets and assumed all of the liabilities of Commerce Bancorp which had $17,786 in assets. Commerce Bancorp was controlled by certain executive officers of the Company. The acquisition was effected through the exchange of 156,508 shares of BancFirst Corporation common stock for all of the Commerce Bancorp common stock outstanding. The minority shares of Commerce Bancorp's subsidiary bank were purchased for $102. The merger was accounted for as a book value purchase, which is similar to the pooling of interests method, although the effect of the merger is included in the Company's consolidated financial statements from the date of the acquisition forward. The acquisition did not have a material effect on the results of operations of the Company for 1996.

   In December 1996, the Company acquired 26.75% of the common stock outstanding of Peoples State Bank of Tulsa, Oklahoma for cash of $770. Peoples State Bank has approximately $51,000 in total assets. This investment is accounted for under the equity method of accounting and did not have a material effect on the results of operations of the Company for 1996.

   In December 1996, the Company's money order subsidiary, National Express Corporation ("National Express"), entered into an agreement for the sale of its business. Under the terms of the agreement, National Express received cash of $600 in January 1997, and may receive additional payments of up to $500 over a two-year period based upon specified levels of business retained by the purchaser. The business of National Express was transferred to the purchaser in January and February 1997, and the name of the company was changed to Express Financial Corporation. The sale was accounted for as a disposal of a segment of a business. Consequently, the expected net gain from the disposal will be recognized in the Company's consolidated statement of income when the final proceeds are received. The operations of National Express were not material in relation to the consolidated operations of the Company. The following assets and liabilities of Express Financial Corporation are included in the Company's consolidated balance sheet:

                             BANCFIRST CORPORATION


                                                                    December 31,
                                                                 ------------------

                                                                   1997      1996
                                                                 --------  --------
        Cash and due from BancFirst                              $  2,290  $  6,611

        Interest-bearing deposit with BancFirst                     3,674     3,674

        Securities held for investment                                508       776

        Premises and equipment, net                                     6       185

        Intangible assets, net                                         --       515

        Receivables from money order sales, net                       283     7,371

        Other assets                                                    9        17
                                                                 --------  --------
           Total assets                                          $  6,770  $ 19,149
                                                                 ========  ========

        Outstanding money orders                                 $  1,693  $ 13,839

        Other liabilities                                              16        58
                                                                 ------------------

           Total liabilities                                     $  1,709  $ 13,897
                                                                 ========  ========

Only the intangible assets were acquired by the purchaser and the purchaser did not assume any liabilities of Express Financial Corporation.

   In March 1997, the Company acquired 22.8% of the common stock outstanding of First Ada Bancshares, Inc. for cash of $4,954. First Ada Bancshares, Inc. has approximately $170,000 in total assets. This investment is accounted for under the equity method of accounting and did not have a material effect on the results of operations of the Company for 1997.

   In March 1998, BancFirst completed the purchase of 13 branches from NationsBank, N.A. and concurrently sold three of the branches to another Oklahoma financial institution. The purchase and sale resulted in BancFirst purchasing loans and other assets of approximately $33,000, assuming deposits of approximately $135,000 and paying a premium on deposits of approximately $9,000. The transaction will be accounted for as a purchase. Accordingly, the effects of the purchase will be included in the Company's consolidated financial statements from the date of the purchase forward.

   In December 1997, the Company entered into an agreement to acquire Lawton Security Bancshares, Inc. ("Lawton Security Bancshares"), which has approximately $90,000 in total assets. The acquisition is expected to be completed in the second quarter of 1998 and will be effected through the exchange of 414,794 shares of BancFirst Corporation common stock for all of the Lawton Security Bancshares common stock outstanding. The acquisition is subject to regulatory approval and will be accounted for as a pooling of interests. Accordingly, upon completion of the acquisition, the consolidated accounts of Lawton Security Bancshares will be combined with the accounts of the Company and will be included in the Company's consolidated financial statements for all periods presented.

                             BANCFIRST CORPORATION

(3)  DUE FROM BANKS AND FEDERAL FUNDS SOLD

     The Company maintains accounts with various other financial institutions and the Federal Reserve Bank, primarily for the purpose of clearing cash items. Also, it sells federal funds to certain of these institutions on an overnight basis. As a result, the Company had concentrations of credit risk in two institutions totaling $39,063 at December 31, 1997 and in three institutions totaling $55,043 at December 31, 1996. These institutions are selected based on the strength of their financial condition and their creditworthiness. No collateral is required on such balances.

     The Company is required, as a matter of law, to maintain a reserve balance on deposit with the Federal Reserve Bank. The average amount of reserves maintained for each of the years ended December 31, 1997 and 1996 was approximately $21,501 and $25,566, respectively.

(4)  SECURITIES

     The table below summarizes securities held for investment and securities available for sale:


                                                                         December 31,
                                                                  -------------------------

                                                                      1997          1996
                                                                  -----------   -----------
        Held for investment at cost (market value;                $    38,035   $    33,289
        $38,705 and $33,653, respectively)

        Available for sale, at market value                           272,308       250,568
                                                                  -----------   -----------

           Total                                                  $   310,343   $   283,857
                                                                  ===========   ===========

                              BANCFIRST CORPORATION

   The table below summarizes the book values and estimated market values of securities held for investment:

                                                                     GROSS             GROSS         ESTIMATED
                                                      BOOK        UNREALIZED        UNREALIZED        MARKET
                                                     VALUE          GAINS             LOSSES          VALUE
                                                   ----------   --------------     ------------    -----------
DECEMBER 31, 1997

U.S. Treasury                                      $    6,092     $       14        $        --     $    6,106

Other federal agencies                                     --             --                 --             --

Mortgage backed securities                             13,415            258                (82)        13,591

States and political subdivisions                      18,475            508                (26)        18,957

Other securities                                           53             --                 (2)            51
                                                   ----------     ----------        -----------     ----------
 Total
                                                   $   38,035     $      780        $      (110)    $   38,705
                                                   ==========     ==========        ===========     ==========

DECEMBER 31, 1996

U.S. Treasury                                      $    6,571     $       28        $        --     $    6,599

Other federal agencies                                     --             --                 --             --

Mortgage backed securities                             15,989            264                (87)        16,166

States and political subdivisions                      10,654            195                (32)        10,817

Other securities                                           75             --                 (4)            71
                                                   ----------     ----------        -----------     ----------

 Total                                             $   33,289     $      487        $      (123)    $   33,653
                                                   ==========     ==========        ===========     ==========

DECEMBER 31, 1995

U.S. Treasury                                      $    2,395     $        5        $        (1)    $    2,399

Other federal agencies                                 10,778            293                (10)        11,061

Mortgage backed securities                             17,179             88                (49)        17,218

States and political subdivisions                      10,478            263                (15)        10,726

Other securities                                        1,175              1                 (3)         1,173
                                                   ----------     ----------        -----------     ----------

 Total
                                                   $   42,005     $      650        $       (78)    $   42,577
                                                   ==========     ==========        ===========     ==========

                              BANCFIRST CORPORATION

       The table below summarizes the amortized cost and estimated market values of securities available for sale:

                                                 GROSS      GROSS     ESTIMATED
                                    AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                      COST       GAINS      LOSSES      VALUE
                                    ---------  ---------- ----------  ---------

DECEMBER 31, 1997

U.S. Treasury                       $205,706    $  2,149   $    (72)  $207,783

Other federal agencies                14,044         227       (291)    13,980

Mortgage backed securities            41,163         421        (31)    41,553

States and political subdivisions      1,137          10         (1)     1,146

Other securities                       7,846          --         --      7,846
                                    --------    --------   --------   --------

         Total                      $269,896    $  2,807   $   (395)  $272,308
                                    ========    ========   ========   ========

DECEMBER 31, 1996

U.S. Treasury                       $177,213    $  1,267   $   (531)  $177,949

Other federal agencies                15,206         427       (172)    15,461

Mortgage backed securities            48,640         411       (228)    48,823

States and political subdivisions      1,286           2         (4)     1,284

Other securities                       7,061          --        (10)     7,051
                                    --------    --------   --------   --------

         Total                      $249,406    $  2,107   $   (945)  $250,568
                                    ========    ========   ========   ========

DECEMBER 31, 1995

U.S. Treasury                       $170,388    $  2,179   $   (444)  $172,123

Other federal agencies                12,224         355        (19)    12,560

Mortgage backed securities            31,417         557       (226)    31,748

States and political subdivisions        662          --         (5)       657

Other securities                       4,020          --         --      4,020
                                    --------    --------   --------   --------

         Total                      $218,711    $  3,091   $   (694)  $221,108
                                    ========    ========   ========   ========


The maturities of securities held for investment and available for sale are summarized below. Actual maturities may differ from contractual maturities due to obligations that are called or prepaid.

                              BANCFIRST CORPORATION


                                                                    December 31,
                                             ----------------------------------------------------------
                                                        1997                          1996
                                            ----------------------------   ---------------------------

                                                              Estimated                     Estimated
                                                Book            Market         Book          Market
                                                Value           Value          Value          Value
                                            ------------    ------------   ------------   ------------
HELD FOR INVESTMENT

Contractual maturity of debt securities:

 Within one year                            $      7,846    $      7,876   $      3,943   $      3,966

 After one year but within five years             13,036          13,268         15,814         16,016

 After five years but within ten years             9,753           9,909          9,720          9,840

 After ten years                                   7,400           7,652          3,812          3,831
                                            ------------    ------------   ------------   ------------

   Total                                    $     38,035    $     38,705   $     33,289   $     33,653
                                            ============    ============   ============   ============

                                                              Estimated                     Estimated
                                              Amortized         Market       Amortized        Market
                                                 Cost           Value           Cost          Value
                                            ------------    ------------   ------------   ------------

AVAILABLE FOR SALE

Contractual maturity of debt securities:

 Within one year                            $     48,994    $     49,110   $     61,980   $     60,868

 After one year but within five years            198,133         200,300        159,114        161,348

 After five years but within ten years             8,377           8,448         11,369         11,496

 After ten years                                   8,546           8,604         11,882         11,795
                                            ------------    ------------   ------------   ------------

   Total debt securities                         264,050         266,462        244,345        245,507

Equity securities                                  5,846           5,846          5,061          5,061
                                            ------------    ------------   ------------   ------------

   Total                                    $    269,896    $    272,308   $    249,406   $    250,568
                                            ============    ============   ============   ============

   Sales of securities are summarized below:

                                                      Year Ended December 31,
                                              -------------------------------------
                                                  1997         1996          1995
                                              ----------    ---------    ----------

Proceeds                                      $      817    $  16,315    $    4,239

Gross gains realized                                   1          189           172

Gross losses realized                                 --            1            61

   Securities having book values of $216,315, $208,153 and $197,904 at December 31, 1997, 1996 and 1995, respectively, were pledged as collateral for public funds on deposit, repurchase agreements and for other purposes as required or permitted by law.

                             BANCFIRST CORPORATION

(5)  LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

     The following is a schedule of loans outstanding by category:


                                                        DECEMBER 31, 1997           DECEMBER 31, 1996
                                                    -----------------------     -----------------------
                                                       AMOUNT      PERCENT         AMOUNT      PERCENT
                                                    -----------   ---------     -----------   ---------
     Commercial and industrial                      $   183,115       21.35%    $   168,325       22.04%
     Agriculture                                         32,455        3.78          28,128        3.68
     State and political subdivisions:
      Taxable                                               273        0.03             419        0.05
      Tax-exempt                                          6,664        0.78           4,711        0.62
     Oil and gas production                              11,527        1.34           5,826        0.76
     Real Estate:
      Construction                                       46,662        5.44          37,555        4.92
      Farmland                                           18,871        2.20          15,111        1.98
      One to four family residences                     194,386       22.66         196,804       25.78
      Multifamily residential properties                 15,191        1.77          12,055        1.58
      Commercial                                        181,265       21.13         139,626       18.29
     Consumer                                           102,549       11.96         100,075       13.11
     Guaranteed student loans                            43,022        5.01          37,288        4.88
     Credit card receivables                              2,267        0.26           1,854        0.24
     Other                                               19,649        2.29          15,782        2.07
                                                    -----------   ---------     -----------   ---------
      Total loans                                   $   857,896      100.00%    $   763,559      100.00%
                                                    ===========   =========     ===========   =========

     The Company's loans are mostly to customers within Oklahoma and over half of the loans are secured by real estate. Credit risk on loans is managed through limits on amounts loaned to individual borrowers, underwriting standards and loan monitoring procedures. The amounts and types of collateral obtained to secure loans is based upon the Company's underwriting standards and management's credit evaluation. Collateral varies, but may include real estate, equipment, accounts receivable, inventory, livestock and securities. The Company's interest in collateral is secured through filing mortgages and liens, and in some cases, by possession of the collateral. The amount of estimated loss due to credit risk in the Company's loan portfolio is provided for in the allowance for possible loan losses. The amount of the allowance required to provide for all existing losses in the loan portfolio is an estimate based upon evaluations of loans, appraisals of collateral and other estimates which are subject to rapid change due to changing economic conditions and the economic prospects of borrowers. It is reasonably possible that a material change could occur in the estimated allowance for possible loan losses in the near term.

                             BANCFIRST CORPORATION

   Changes in the allowance for possible loan losses are summarized as follows:


                                                            YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        1997         1996         1995
                                                     ---------    ---------    ----------
Balance at beginning of year                         $  11,945    $  10,646    $    9,729
                                                     ---------    ---------    ----------
Charge-offs                                             (1,240)      (1,067)       (1,013)
Recoveries                                                 597          413           561
                                                     ---------    ---------    ----------
   Net (charge-offs) recoveries                           (643)        (654)         (452)
                                                     ---------    ---------    ----------
Provisions charged to operations                           982          994           855
Additions from acquisitions                                 --          959           514
                                                     ---------    ---------    ----------
   Total additions                                         982        1,953         1,369
                                                     ---------    ---------    ----------
Balance at end of year                               $  12,284    $  11,945    $   10,646
                                                     =========    =========    ==========


BancFirst has made loans in the ordinary course of business to the executive officers and directors of the Company and to certain affiliates of these executive officers and directors. Management believes that all such loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not represent more than a normal risk of collectibility or present other unfavorable features. A summary of these loans is as follows:

                                 BALANCE                                                        BALANCE
       YEAR ENDED               BEGINNING                                 AMOUNTS                END OF
      DECEMBER 31,               OF YEAR            ADDITIONS            COLLECTED                YEAR
      ------------             -----------          ---------            ---------              -------

         1995                     $1,190              $  750               $  387                $1,553

         1996                      1,553               2,444                  819                 3,178

         1997                      3,178               6,065                1,415                 7,828

Interest income attributable to related party loans amounted to $221, $162 and $94, in 1997, 1996 and 1995, respectively.

   Below is a summary of the amount included in the allowance for possible loan losses for loans considered to be impaired under FAS 114.

                                                                YEAR ENDED
                                                                DECEMBER 31,
                                                           ---------------------
                                                              1997        1996
                                                           ---------   ---------

Allowance for possible loss on impaired loans              $   1,858   $   2,148

Recorded balance of impaired loans                             5,531       6,056

                             BANCFIRST CORPORATION

(6)  PREMISES AND EQUIPMENT

     The following is a summary of premises and equipment by classification:

                                                                         DECEMBER 31,
                                                                 -------------------------
                                                                     1997          1996
                                                                 -----------   -----------

     Land                                                          $  7,247      $  7,242

     Buildings                                                       31,216        31,069

     Furniture, fixtures and equipment                               18,244        18,513

     Accumulated depreciation                                       (23,109)      (23,268)
                                                                   --------      --------
         Total                                                     $ 33,598      $ 33,556
                                                                   ========      ========


(7)  INTANGIBLE ASSETS

     The following is a summary of intangible assets, net of accumulated amortization:

                                                                           DECEMBER 31,
                                                                    ------------------------
                                                                       1997          1996
                                                                    ----------    ----------

     Excess of cost over fair value of assets acquired              $   10,937    $   12,861

     Core deposit intangibles                                            1,555         1,999

     Organization costs                                                     --             2

     Trademarks                                                              8             9
                                                                    ----------    ----------

        Total                                                       $   12,500    $   14,871
                                                                    ==========    ==========

(8)  TIME DEPOSITS

     Certificates of deposit in denominations of $100 or more totaled $138,441 and $113,123 at December 31, 1997 and 1996, respectively.

(9)  SHORT-TERM BORROWINGS

     The following is a summary of short-term borrowings:

                                                                                       DECEMBER 31,
                                                                              ---------------------------
                                                                                  1997            1996
                                                                              ------------     ----------
     Federal funds purchased                                                  $      3,696     $    3,414
     Repurchase agreements                                                           2,320             --
                                                                              ------------     ----------
      Total                                                                   $      6,016     $    3,414
                                                                              ============     ==========
     Weighted average interest rate                                                   5.35%          4.81%
                                                                              ============     ==========

Federal funds purchased represents borrowings of overnight funds from other financial institutions.

                             BANCFIRST CORPORATION

The Company enters into sales of securities to certain of its customers with simultaneous agreements to repurchase. These agreements represent an overnight borrowing of funds.

(10) LINE OF CREDIT

     In August 1993, the Company entered into a $10,000 line of credit agreement to be used specifically for acquisitions. The line of credit matured June 1, 1995 and was not renewed. Borrowings under the line of credit would bear interest at prime rate. Collateral for the line of credit consisted of the shares of BancFirst common stock owned by BancFirst Corporation. The line of credit agreement contained restrictive covenants regarding the issuance of additional capital stock, additional indebtedness, liens and encumbrances, salaries, dividends and mergers. No advances were made under the line of credit.

(11) LONG-TERM BORROWINGS

     In 1995 the Company began borrowing under a line of credit from the Federal Home Loan Bank of Topeka, Kansas in order to match-fund certain long-term fixed rate loans. Such advances are at rates of from 5.93% to 7.21% and mature from 2003 through 2011. Interest on the advances is payable monthly. Semiannual principal payments on the advances total $97.

     In December 1996, the Company borrowed $5,000 under the line of credit to fund general loan growth. This advance is at a rate of 5.97% and matures December 1998. Interest on the advance is payable monthly.

     Residential first mortgages are pledged as collateral for the borrowings under the line of credit.

(12) 9.65% CAPITAL SECURITIES

     In January 1997, BancFirst Corporation established BFC Capital Trust I (the "Trust"), a trust formed under the Delaware Business Trust Act. In February 1997, the Trust issued $25,000 of aggregate liquidation amount of 9.65% Capital Securities, Series A (the "Capital Securities"). The proceeds from the sale of the Capital Securities were invested in 9.65% Junior Subordinated Deferrable Interest Debentures, Series A (the "Debentures") of BancFirst Corporation. The Series A Capital Securities and Debentures were subsequently exchanged for Series B Capital Securities and Debentures, pursuant to a Registration Rights Agreement. The terms of the Series A and Series B securities are identical in all material respects. Distributions on the Capital Securities are payable January 15 and July 15 of each year. Such distributions may be deferred for up to ten consecutive semi-annual periods. The stated maturity date of the Capital Securities is January 15, 2027, but they are subject to mandatory redemption pursuant to optional prepayment terms. The Capital Securities represent an undivided interest in the Debentures, are guaranteed by BancFirst Corporation, and are presented as long-term debt in the Company's consolidated financial statements, but qualify as Tier 1 regulator capital. During any deferral period or during any event of default, BancFirst Corporation may not declare or pay any dividends on any of its capital stock.

                             BANCFIRST CORPORATION

(13) INCOME TAXES

     The components of the Company's income tax expense are as follows:



                                                            Year Ended December 31,
                                                        1997          1996         1995
     Current taxes:  Federal                          $ (7,669)    $ (8,091)      $(6,993)
                     State                                (839)      (1,039)         (904)
     Deferred taxes                                        256         (301)          334
                                                      --------     --------       -------
      Total income taxes                              $ (8,252)    $ (9,431)      $(7,563)
                                                      ========     ========       =======

     Income tax expense applicable to securities transactions approximated $1, $6 and $19 for the years ended December 31, 1997, 1996 and 1995, respectively.

     At December 31, 1997, the Company had net operating loss carryforwards for tax purposes of approximately $1,291. If not utilized, the tax net operating loss carryforwards will expire as follows: $59 in 2000, $159 in 2001, $142 in 2004, and $931 in 2010.

     A reconciliation of tax expense at the federal statutory tax rate applied to income before taxes follows:

                                                                       Year Ended December 31,
                                                               ------------------------------------
                                                                  1997         1996          1995
                                                               ---------    ---------     ---------
Tax expense at the federal statutory tax rate                  $  (8,400)   $  (8,582)    $  (7,141)

(Increase) decrease in tax expense from:

 Tax-exempt income, net                                              387          367           400

 Excess cost amortization                                           (522)        (474)         (332)

 State tax expense, net of federal tax benefit                      (570)        (662)         (600)

 Other, net                                                          853          (80)          110
                                                               ---------    ---------     ---------

 Total tax expense                                             $  (8,252)   $  (9,431)    $  (7,563)
                                                               =========    =========     =========

                             BANCFIRST CORPORATION

 The net deferred tax asset consisted of the following:

                                                                           December 31,
                                                                    --------------------------
                                                                        1997           1996
                                                                    -----------     ----------

     Provisions for possible loan losses                            $     3,989     $   3,511

     Discount on securities of banks acquired                               275           400

     Write-downs of other real estate owned                                 106           277

     Net operating loss carryforwards                                       452           489

     Provision for contingent losses                                         17             2

     Other                                                                  285           300
                                                                    -----------     ---------

     Gross deferred tax assets                                            5,124         4,979
                                                                    -----------     ---------

     Unrealized net gain on securities available for sale                  (844)         (407)

     Depreciation                                                        (1,460)       (1,361)

     Other                                                                 (123)         (324)
                                                                    -----------     ---------

     Gross deferred tax liabilities                                      (2,427)       (2,092)
                                                                    -----------     ---------

     Net deferred tax asset                                         $     2,697     $    2,887
                                                                    ===========     =========

(14) EMPLOYEE BENEFITS

     In May 1986, the Company adopted the BancFirst Corporation Employee Stock Ownership and Thrift Plan (the "ESOP") effective January 1, 1985. The ESOP covers all eligible employees, as defined in the ESOP, of the Company and its subsidiaries. The ESOP allows employees to defer up to 12% of their base salary, of which the Company may match 50%, but not to exceed 3% of their base salary. In addition, the Company may make discretionary contributions to the ESOP, as determined by the Company's Board of Directors. The aggregate amounts of contributions by the Company to the ESOP for the years ended December 31, 1997, 1996 and 1995, were approximately $1,050, $841 and $621, respectively.

     The Company also adopted a nonqualified incentive stock option plan (the "ISOP") in May 1986. In 1996, the Company amended the ISOP to increase the number of shares to be issued under the plan and increase the life of the options. The maximum number of common shares approved to be issued under the ISOP is 650,000. The options are exercisable beginning four years from the date of grant at the rate of 25% per year for four years. Options granted prior to 1996 expire at the end of eleven years from the date of grant. Options granted beginning in 1996 and later expire at the end of fifteen years from the date of grant. Options outstanding as of December 31, 1997 will become exercisable through the year 2004. The option price must be no less than 100% of the fair market value of the stock relating to such option at the date of grant.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for the ISOP. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued in 1995 which, if fully adopted by the Company, would change the method the Company applies in recognizing the cost of the ISOP. Adoption of the cost recognition provisions of FAS 123 is optional and the Company has elected to not adopt such provisions. However, pro forma disclosures as if the Company adopted the cost recognition provisions of FAS 123 in 1995 are required and are presented below. A summary of the options granted under the ISOP is as follows:

                             BANCFIRST CORPORATION


                                                                    Year Ended December 31,
                                   ---------------------------------------------------------------------------------------
                                               1997                         1996                          1995
                                   ---------------------------   ---------------------------   ---------------------------
                                                       Avg.                         Avg.                          Avg.
                                      Options         Price         Options         Price         Options         Price
                                   -------------    ----------   ------------    -----------   ------------    -----------
     Outstanding at beginning
     of year                             501,750        $12.39        384,125         $ 8.62        421,625         $ 8.01

     Options granted                      84,000         30.99        136,000          22.29         25,000          17.23

     Options exercised
     or repurchased                     (123,125)         6.87        (18,375)          6.79        (56,250)          6.59

     Options canceled                    (17,500)        19.92             --                        (6,250)
                                   -------------                 ------------                  ------------

     Outstanding at end of year          445,125         17.14        501,750          12.39        384,125           8.62
                                   =============                 ============                  ============

     Exercisable at end of year          133,625          8.19        219,625           6.67        209,875           6.62
                                   =============                 ============                  ============

     Weighted average fair value
      of options granted           $       10.16                 $       6.61                  $       8.75
                                   =============                 ============                  ============

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 1.5% to 2%; risk-free interest rates are different for each grant and range from 5.56% to 7.74%; the expected lives of the options are eight years; and volatility of from 17.77% to 19.19% for all grants (based upon monthly high stock prices for the most recent four year period).

     A summary of options outstanding as of December 31, 1997 is as follows:

                         OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-----------------------------------------------------------------   -----------------------------
                                      WGTD. AVG.
                                      REMAINING       WGTD. AVG.                      WGTD. AVG.
  RANGE OF             NUMBER        CONTRACTUAL      EXERCISE         NUMBER         EXERCISE
 EXERCISE PRICES     OUTSTANDING        LIFE            PRICE        EXERCISABLE        PRICE
-----------------   -------------   -------------   -------------   -------------   -------------

$6.50 to $10.00        163,500          3.08            $ 6.89          122,750        $ 6.71

$10.01 to $32.88       281,625         12.33            $23.09           10,875        $24.85
                       -------                                          -------
$6.50 to $32.88        445,125          8.93            $17.14          133,625        $ 8.19
                       =======                                          =======

                             BANCFIRST CORPORATION


                                                             YEAR ENDED DECEMBER 31,
                  -----------------------------------------------------------------------------------------------------------
                                  1997                                 1996                                1995
                  -----------------------------------   ---------------------------------   ---------------------------------
                          AS                                 AS                                    AS
                       REPORTED          PRO FORMA        REPORTED          PRO FORMA           REPORTED         PRO FORMA
                  ----------------   ----------------   --------------   ----------------   ---------------   ---------------
APB 25 charge              $    --            $    --          $    --            $    --           $    --           $    --

FAS 123 charge             $    --            $   158          $    --            $    78           $    --           $    32

Net income                 $15,749            $15,591          $15,088            $15,037           $12,839           $12,818

Net income per
share:

   Basic                   $  2.48            $  2.45          $  2.41            $  2.40           $  2.07           $  2.07

   Diluted                 $  2.41            $  2.39          $  2.32            $  2.31           $  2.01           $  2.00


     The effects of Applying FAS 123 to the pro forma disclosure are not indicative of future results. FAS 123 does not apply to grants of options prior to 1995 and the Company anticipates making additional grants in the future.

(15) STOCKHOLDERS' EQUITY

     The following is a description of the capital stock of the Company:

     (a) Senior Preferred Stock: $1.00 par value; 10,000,000 shares authorized; no shares issued or outstanding. Shares may be issued with such voting, dividend, redemption, sinking fund, conversion, exchange, liquidation and other rights as shall be determined by the Company's Board of Directors, without approval of the stockholders. The Senior Preferred Stock would have a preference over common stock as to payment of dividends, as to the right to distribution of assets upon redemption of such shares or upon liquidation of the Company.

     (b) Common stock: $1 par value; 7,500,000 shares authorized. Shares issued and outstanding were 6,345,429 shares at December 31, 1997 and 6,400,338 shares at December 31, 1996.

     In March 1995, the Company adopted a Stock Repurchase Program (the "SRP") authorizing management to repurchase up to 200,000 shares of the Company's common stock. In 1997 the SRP was amended to increase the shares authorized to be repurchased to 350,000. The SRP is to be used for purchases of stock by the Company's ESOP, and may also be used to enhance earnings per share, provide stock for the exercise of stock options under the Company's ISOP or to provide additional market liquidity for the stock. During 1997, the Company purchased and canceled 37,900 shares and the ESOP purchased 20,000 shares. No purchases were made under the SRP during 1996. During 1995, the Company purchased and canceled 62,440 shares and the ESOP purchased 30,684 shares.

     BancFirst Corporation's ability to pay dividends is dependent upon dividend payments received from BancFirst. Banking regulations limit bank dividends based upon net earnings retained and minimum capital requirements. Dividends in excess of these requirements require regulatory approval. At December 31, 1997, approximately $17,178 of the equity of BancFirst was available for dividend payments to BancFirst Corporation.

     During any deferral period or any event of default on the 9.65% Capital Securities, BancFirst Corporation may not declare or pay any dividends on any of its capital stock.

                             BANCFIRST CORPORATION

     The Company is subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve System. These guidelines are used to evaluate capital adequacy and include the required minimums shown below.

                                                                     DECEMBER 31,
                                                   -----------------------------------------------
                                    MINIMUM
                                    REQUIRED               1997                      1996
                                 -------------     --------------------      ---------------------

Tier 1 capital                                           $133,894                   $ 96,500

Total capital                                             144,563                    105,826

Leverage ratio                        3.00%                 10.04%                      7.90%

Tier 1 capital ratio                  4.00%                 15.72%                     12.98%

Total capital ratio                   8.00%                 16.97%                     14.23%

     To be "well capitalized" under federal bank regulatory agency definitions, a depository institution must have a Tier 1 ratio of at least 6%, a combined Tier 1 and Tier 2 ratio of at least 10%, and a leverage ratio of at least 5%. The regulatory agencies are required by law to take specific prompt action with respect to institutions that do not meet the minimum capital standards. As of December 31, 1997 and 1996, BancFirst was considered to be "well capitalized".

                             BANCFIRST CORPORATION

(16)  EARNINGS PER COMMON SHARE

   Basic and diluted earnings per common share is calculated as follows:

                                                     Income             Shares           Per Share
                                                   (Numerator)       (Denominator)        Amount
                                               ----------------    --------------    ---------------
YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------

BASIC
                                                        $15,749         6,355,242              $2.48
Income available to common stockholders
                                                                                     ===============

Effect of stock options                                      --           177,669
                                               ----------------    --------------

DILUTED

Income available to common stockholders
 plus assumed exercises of stock options                $15,749         6,532,911              $2.41
                                               ================    ==============    ===============

YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------

BASIC                                                   $15,088         6,268,726              $2.41

Income available to common stockholders
                                                                                     ===============

Effect of stock options                                      --           229,312
                                               ----------------    --------------

DILUTED

Income available to common stockholders
 plus assumed exercises of stock options                $15,088         6,498,038              $2.32
                                               ================    ==============    ===============

YEAR ENDED DECEMBER 31, 1995
-----------------------------------------------

BASIC                                                   $12,839         6,205,717              $2.07

Income available to common stockholders
                                                                                     ===============

Effect of stock options                                      --           190,942
                                               ----------------    --------------

DILUTED

Income available to common stockholders
 plus assumed exercises of stock options                $12,839         6,396,659              $2.01
                                               ================    ==============    ===============

   Below is the number and average exercise price of options that were excluded from the computation of diluted earnings per common share for each year because the options' exercise prices were greater than the average market price of the common shares.

                                                                                  AVERAGE
                                                                                 EXERCISE
                                                                   SHARES          PRICE
                                                                -----------   -------------

          December 31, 1997                                          41,500          $32.77

          December 31, 1996                                          35,500          $25.88

          December 31, 1995                                              --          $   --

                             BANCFIRST CORPORATION
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Cont.)

(17) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

                            BALANCE SHEET
                                                                December 31,
                                                      --------------------------------
ASSETS                                                     1997              1996
                                                      -------------   ----------------
 Cash                                                      $  8,530           $    568

 Securities                                                   2,000              2,000

 Loans (net of unearned interest)                             4,949              6,580

 Investment in subsidiaries, at equity                      127,812             97,371

 Intangible assets                                            2,411              3,218

 Deferred tax asset                                              85                154

 Other assets                                                 3,828              2,596
                                                      -------------   ----------------
  Total assets                                             $149,615           $112,487
                                                      =============   ================

LIABILITIES AND STOCKHOLDERS' EQUITY

 Miscellaneous liabilities                                 $  1,681           $    391

 9.65% Capital Securities                                    25,000                 --

 Stockholders' equity                                       122,934            112,096
                                                      -------------   ----------------
  Total liabilities and stockholders' equity               $149,615           $112,487
                                                      =============   ================

                              STATEMENT OF INCOME
                                                                                  Year Ended December 31,
                                                                     -----------------------------------------------
OPERATING INCOME                                                          1997             1996              1995
                                                                     -------------   ----------------     ----------
 Dividends from subsidiaries                                              $ 12,593           $ 10,149        $ 5,075

 Interest:

   Loans                                                                       824                493             --

   Interest-bearing deposits                                                   365                116             36

   Securities                                                                  119                 35              1

 Other                                                                           2                170             58
                                                                     -------------   ----------------     ----------

   Total operating income                                                   13,903             10,963          5,170
                                                                     -------------   ----------------     ----------

OPERATING EXPENSE

 Interest                                                                    2,214                 --             16

 Amortization                                                                  807                812            814

 Other                                                                          59                 55             41
                                                                     -------------   ----------------     ----------

   Total operating expense                                                   3,080                867            871
                                                                     -------------   ----------------     ----------

Income before income taxes and equity in undistributed earnings of
 subsidiaries                                                               10,823             10,096          4,299

Allocated income tax (expense) benefit                                         769               (170)           222
                                                                     -------------   ----------------     ----------

Income before equity in undistributed earnings of subsidiaries              11,592              9,926          4,521

Equity in undistributed earnings of subsidiaries                             4,157              5,162          8,318
                                                                     -------------   ----------------     ----------

 Net income                                                               $ 15,749           $ 15,088        $12,839
                                                                     =============   ================     ==========

                             BANCFIRST CORPORATION
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Cont.)

                            STATEMENT OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                     ---------------------------------------------
                                                                                         1997             1996             1995
                                                                                     ----------    ---------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                           $ 15,749           $ 15,088        $ 12,839
    Adjustments to reconcile to net cash provided (used) by operating activities:
      Amortization                                                                          807                812             814
           Net income of subsidiaries                                                   (16,750)           (15,311)        (13,393)
           Increase in dividends receivable                                                (965)            (2,537)             --
      (Increase) decrease in deferred tax asset                                              69                 43             (13)
      Other, net                                                                          3,559               (698)            766
                                                                                     ----------    ---------------    ------------
    Net cash provided (used) by operating activities                                      2,469             (2,603)          1,013
                                                                                     ----------    ---------------    ------------
INVESTING ACTIVITIES
  Cash dividends received from subsidiaries                                              11,628             10,149           5,075
  Purchases of stock of subsidiaries                                                    (25,515)              (770)             --
  Net cash from acquisitions and mergers                                                     --                305            (320)
  Purchases of securities                                                                    --             (2,000)             --
  Proceeds from sale of securities                                                           --                180             (21)
  Purchase of loans                                                                          --             (6,335)           (525)
  Net other decrease in loans                                                             1,630                281              --
  Other, net                                                                                 20                 --              99
                                                                                     ----------    ---------------    ------------
    Net cash provided by investing activities                                           (12,237)             1,810           4,308
                                                                                     ----------    ---------------    ------------
FINANCING ACTIVITIES
  Issuance of common stock                                                                  412                125             370
  Issuance of 9.65% Capital Securities                                                   23,972                 --              --
  Purchases of common stock                                                              (4,107)                --          (1,029)
  Cash dividends paid                                                                    (2,547)            (1,996)         (1,737)
                                                                                     ----------    ---------------    ------------
    Net cash used by financing activities                                                17,730             (1,871)         (2,396)
                                                                                     ----------    ---------------    ------------
    Net increase (decrease) in cash                                                       7,962             (2,664)          2,925
  Cash at the beginning of the year                                                         568              3,232             307
                                                                                     ----------    ---------------    ------------
  Cash at the end of the year                                                          $  8,530           $    568        $  3,232
                                                                                     ==========    ===============    ============
SUPPLEMENTAL DISCLOSURE
Cash paid during the year for interest                                                 $  1,085           $     --        $     16
                                                                                     ==========    ===============    ============
Cash paid (received) during the year for income taxes, net                             $ (1,539)          $    220        $   (296)
                                                                                     ==========    ===============    ============

                            STATEMENT OF CASH FLOWS

(18)  RELATED PARTY TRANSACTIONS

   BancFirst has provided item processing and correspondent services to
affiliated institutions.   By year-end 1996, all of these institutions had been
merged with BancFirst or sold to other nonaffiliated owners. Service charges to these affiliate institutions for December 31, 1996 and 1995 totaled $69 and $121, respectively.

   The Company purchases supplies, furniture and equipment from an affiliated company. During the years ended December 31, 1997, 1996 and 1995, such purchases totaled $114, $144 and $95, respectively.

   The Company also sells credit life and credit accident and health insurance policies for an affiliated insurance company. The Company retains a 40% commission for such sales, which is the maximum amount permitted by law. Net premiums paid to the affiliated insurance company for the years ended December 31, 1997, 1996 and 1995 were $645, $755 and $763, respectively.

   Refer to note (5) for information regarding loan transactions with related parties.

(19) COMMITMENTS AND CONTINGENT LIABILITIES

   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit which involve elements of credit and interest rate risk to varying degrees. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the instrument's contractual amount. To control this credit risk, the Company uses the same underwriting standards as it uses for loans recorded on the balance sheet. The amounts of financial instruments with off-balance-sheet risk are as follows:


                                                                DECEMBER 31,
                                                  --------------------------------------
                                                      1997          1996          1995
                                                  ----------    ----------    ----------
Loan commitments                                    $200,565      $153,030      $117,418
Letters of credit                                     14,502         7,992         8,386

   Loan commitments are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the instruments are expected to expire without being drawn upon, the total amounts do not necessarily represent commitments that will be funded in the future.

   The Company leases office space in three buildings and two parcels of land on which it owns buildings. These leases expire at various dates through 2016.
The future minimum rental payments under these leases are as follows:

                            STATEMENT OF CASH FLOWS


        YEAR ENDING DECEMBER 31:

        1998                          $  461

        1999                             426

        2000                             408

        2001                             413

        2002                             406

        Later years                    1,426
                               -------------

        Total                         $3,540
                               =============


   Rental expense on all property and equipment rented, including those rented on a monthly or temporary basis, totaled $465, $435 and $133 during 1997, 1996 and 1995, respectively.

   The Company is a defendant in legal actions arising from normal business activities. During 1992, the Company accrued estimated amounts to settle certain of these actions. During 1995 and 1996, these actions were resolved in the Company's favor and the accruals were reversed. Management believes that all other legal actions against the Company are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position, results of operations or cash flows.


(20) FAIR VALUES OF FINANCIAL INSTRUMENTS

   The fair values reported below for financial instruments are based on a variety of factors. In some cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND DUE FROM BANKS; FEDERAL FUNDS SOLD

   The carrying amount of these short-term instruments is a reasonable estimate of fair value.

SECURITIES

   For securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

   For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. For residential mortgage loans held for sale, guaranteed student loans and participation in pools of credit card receivables, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

                            STATEMENT OF CASH FLOWS

DEPOSIT LIABILITIES

   The fair value of transaction and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS

   The amount payable on these short-term instruments is a reasonable estimate of fair value.

LONG-TERM BORROWINGS

   The fair value of fixed-rate long-term borrowings is estimated using the rates that would be charged for borrowings of similar remaining maturities.

LOAN COMMITMENTS AND LETTERS OF CREDIT

   The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the terms of the agreements. The fair value of letters of credit is based on fees currently charged for similar agreements.

   The estimated fair values of the Company's financial instruments are as follows:

                                                                            DECEMBER 31,
                                                    ----------------------------------------------------------
                                                                1997                           1996
                                                    ---------------------------    ---------------------------
                                                       CARRYING         FAIR          CARRYING         FAIR
                                                        AMOUNT          VALUE          AMOUNT          VALUE
                                                    -----------     -----------    -----------     -----------
FINANCIAL ASSETS
 Cash and due from banks                             $   69,799      $   69,799     $   76,939      $   76,939
 Federal funds sold                                      40,600          40,600         44,785          44,785
 Securities                                             310,343         311,013        283,857         284,221
 Loans:
   Loans (net of unearned interest)                     857,896                        763,559
   Allowance for possible loan losses                   (12,284)                       (11,945)
                                                    -----------                    -----------
    Loans, net                                          845,612         845,852        751,614         752,428

FINANCIAL LIABILITIES
 Deposits                                             1,175,110       1,175,090      1,105,453       1,105,358
 Short-term borrowings                                    6,016           6,016          3,414           3,414
 Long-term borrowings                                     7,051           7,051          6,636           6,636
 9.65% Capital Securities                                25,000          27,908             --              --

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
 Loan commitments                                                         1,314                          1,002
 Letters of credit                                                          109                             60

                            STATEMENT OF CASH FLOWS


(21) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

   A summary of the unaudited quarterly results of operations for the years ended December 31, 1997 and 1996 is as follows:


                                                                       Quarter
                                                ------------------------------------------------------
1997                                              Fourth         Third         Second        First
----                                            ---------      ---------     ---------    ------------
Net interest income                               $15,062       $14,564      $14,212       $13,862
Provision for possible loan losses                    537           162          186            96
Noninterest income                                  4,159         4,018        3,836         3,807
Noninterest expense                                12,775        12,223       12,026        11,514
Net income                                          4,232         4,108        3,648         3,761
Earnings per common share:
  Basic                                              0.67          0.65         0.58          0.59
  Diluted                                            0.65          0.62         0.55          0.57

1996
----

Net interest income                               $14,238       $14,000      $13,525       $12,021
Provision for possible loan losses                    145           432          319            98
Noninterest income                                  3,854         3,766        4,017         3,361
Noninterest expense                                11,445        11,134       10,978         9,713
Net income                                          3,868         3,917        3,802         3,501
Earnings per common share:
  Basic                                              0.61          0.63         0.61          0.56
  Diluted                                            0.58          0.61         0.59          0.54

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of AmQuest Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of AmQuest Financial Corp. (an Oklahoma corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmQuest Financial Corp. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                  ARTHUR ANDERSEN LLP

Oklahoma City, Oklahoma,
 January 23, 1998 (except with
 respect to the matter discussed
 in Note 15, as to which the
 date is March 2, 1998)

                            AMQUEST FINANCIAL CORP.
                            -----------------------

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 ----------------------------------------------
                   (dollars in thousands, except share data)

                                                                                            December 31,
                                                                     March 31,     ------------------------------
                             ASSETS                                     1998            1997            1996
                             ------                                --------------  --------------  --------------
                                                                    (Unaudited)

Cash and due from banks                                                 $ 21,098        $ 27,735        $ 19,794
Interest-bearing deposits in other banks                                      48              21             931
Federal funds sold                                                        17,767          15,662          25,276
Debt and equity securities:
 Available-for-sale                                                       87,804          74,329          57,597
 Held-to-maturity                                                         94,240         100,079         104,724
 Equity, at cost                                                           2,308           2,272           1,834
                                                                        --------        --------        --------

       Total debt and equity securities                                  184,352         176,680         164,155
                                                                        --------        --------        --------

Loans receivable, net of allowance for loan losses of $3,156 at
 March 31, 1998, $3,067 and $2,794 at December 31, 1997 and
 1996, respectively                                                      321,842         332,722         311,357
Premises and equipment, net                                                9,189           9,222           5,350
Accrued interest receivable                                                4,918           5,017           4,885
Intangibles, net of accumulated amortization of $5,794 at March
 31, 1998, $5,685 and $5,045 at December 31, 1997 and 1996,
 respectively                                                              6,314           6,499           3,056
Other real estate and assets owned, net                                      442             431             380
Other assets                                                               2,046           3,085           1,142
                                                                        --------        --------        --------
       Total assets                                                     $568,016        $577,074        $536,326
                                                                        ========        ========        ========

                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------

Deposits:
 Demand                                                                 $ 80,566        $ 85,724        $ 68,151
 Savings, money market and NOW                                           177,576         183,025         157,547
 Time                                                                    230,215         234,052         241,651
                                                                        --------        --------        --------

       Total deposits                                                    488,357         502,801         467,349

Securities sold under agreements to repurchase and federal funds
 purchased                                                                12,384          11,785          12,327
Advances from the Federal Home Loan Bank of Topeka                         9,000           6,000           6,000
Accrued interest, taxes and other liabilities                              5,908           5,658           3,869
                                                                        --------        --------        --------

       Total liabilities                                                 515,649         526,244         489,545
                                                                        --------        --------        --------
Stockholders' equity:
 Common stock, par value $1.67 per share, 6,000,000 shares
  authorized and 3,604,296 shares issued                                   6,019           6,019           6,019
 Capital surplus                                                             343             219             180
 Retained earnings                                                        50,796          49,569          45,693
 Net unrealized gain on investment securities
  available-for-sale, net of tax of $175 in 1998, $126 in 1997
  and $36 in 1996                                                            287             230              60
 Less- Cost of treasury stock of 448,145 shares in 1998, 476,020
  shares in 1997 and 478,820 shares in 1996                               (5,078)         (5,207)         (5,171)
                                                                        --------        --------        --------

       Total stockholders' equity                                         52,367          50,830          46,781
                                                                        --------        --------        --------

       Total liabilities and stockholders' equity                       $568,016        $577,074        $536,326
                                                                        ========        ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            AMQUEST FINANCIAL CORP.
                            -----------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                 (dollars in thousands, except per share data)

                                                       Three Months Ended
                                                           March 31,         Years Ended December 31,
                                                       ------------------  ----------------------------
                                                         1998      1997      1997      1996      1995
                                                       --------  --------  --------  --------  --------
                                                          (Unaudited)
Interest and dividend income:
 Loans, including fees                                  $ 7,377    $6,996   $29,870   $26,925   $25,455
 Debt securities-
   Available-for-sale                                     1,220       936     4,047     3,717     3,121
   Held-to-maturity                                       1,518     1,537     6,372     6,742     6,887
 Federal funds sold and other                               284       322     1,140       659       500
                                                        -------    ------   -------   -------   -------

Total interest and dividend income                       10,399     9,791    41,429    38,043    35,963
                                                        -------    ------   -------   -------   -------

Interest expense:
 Deposits                                                 4,233     4,320    17,740    16,768    16,117
 Other borrowings                                           272       230       913       592       474
                                                        -------    ------   -------   -------   -------

Total interest expense                                    4,505     4,550    18,653    17,360    16,591
                                                        -------    ------   -------   -------   -------

Net interest and dividend income                          5,894     5,241    22,776    20,683    19,372

Provision for loan losses                                   212       273     1,624       595       650
                                                        -------    ------   -------   -------   -------

Net interest and dividend income after provision for      5,682     4,968    21,152    20,088    18,722
 loan losses                                            -------    ------   -------   -------   -------

Noninterest income:
 Service charges on deposits                                591       494     2,340     2,076     2,091
 Trust fees                                                 402       376     1,626     1,423     1,273
 Net securities gains                                         -         -         1        31        28
 Other                                                      233       181       954       718       771
                                                        -------    ------   -------   -------   -------

Total noninterest income                                  1,226     1,051     4,921     4,248     4,163
                                                        -------    ------   -------   -------   -------

Noninterest expense:
 Salaries and employee benefits                           2,504     2,279     9,797     9,081     8,100
 Depreciation and amortization                              446       324     1,602     1,235     1,205
 Professional and other services                            448       273     1,229       952       913
 Supplies and postage                                       285       233       914       799       726
 Occupancy                                                  224       180       868       816       789
 Data processing                                            191       184       806       682       650
 Advertising and business development                        86        98       516       489       535
 Equipment rental and maintenance                            73        80       358       342       399
 Insurance                                                   46        47       116       145       160
 Deposit insurance assessments                               15        14        61         3       481
 Other                                                      493       477     3,294     1,773     2,284
                                                        -------    ------   -------   -------   -------

Total noninterest expense                                 4,811     4,189    19,561    16,317    16,242
                                                        -------    ------   -------   -------   -------

Income before income tax expense                          2,097     1,830     6,512     8,019     6,643

Income tax expense                                          745       606     2,136     2,549     2,049
                                                        -------    ------   -------   -------   -------

Net income                                              $ 1,352    $1,224   $ 4,376   $ 5,470   $ 4,594
                                                        =======    ======   =======   =======   =======

Per Share Data:
 Basic earnings per share                                  $.43      $.39     $1.40     $1.69     $1.34
                                                        =======    ======   =======   =======   =======

 Diluted earnings per share                                $.42      $.38     $1.37     $1.67     $1.33
                                                        =======    ======   =======   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            AMQUEST FINANCIAL CORP.
                            -----------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------

             FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
             -----------------------------------------------------
            AND FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
            --------------------------------------------------------
                             (dollars in thousands)

                                                                                                Net
                                                                                             Unrealized
                                                              Common   Capital  Retained    Gain (Loss)     Treasury
                                                              Stock    Surplus  Earnings    on Securities    Stock      Total
                                                             -------  -------  ---------   --------------- ---------  ---------
Balance, December 31, 1994                                    $6,019     $ 90   $36,701          $(1,204)   $  (823)   $40,783
 Net income                                                        -        -     4,594                -          -      4,594
 Dividends paid ($0.16 per share)                                  -        -      (549)               -          -       (549)
 Change in net unrealized loss on investment
  securities available-for-sale, net of income taxes               -        -         -            1,670          -      1,670

 Purchase of treasury stock
  (30,786 shares)                                                  -        -         -                -       (308)      (308)
 Sale of treasury stock
  (19,400 shares)                                                  -       23         -                -         84        107
                                                             -------     ----   -------          -------    -------    -------

Balance, December 31, 1995                                     6,019      113    40,746              466     (1,047)    46,297
 Net income                                                        -        -     5,470                -          -      5,470
 Dividends paid ($0.16 per share)                                  -        -      (523)               -          -       (523)
 Change in net unrealized gain on investment
  securities available-for-sale, net of
  income taxes                                                     -        -         -             (406)         -       (406)

 Purchase of treasury stock (321,816 shares)                       -        -         -                -     (4,439)    (4,439)
 Sale of treasury stock
  (23,075 shares)                                                  -       67         -                -        315        382
                                                             -------     ----   -------          -------    -------    -------
Balance, December 31, 1996                                     6,019      180    45,693               60     (5,171)    46,781
 Net income                                                        -        -     4,376                -          -      4,376
 Dividends paid ($0.16 per share)                                  -        -      (500)               -          -       (500)
 Change in net unrealized gain
  on investment securities available-for-sale,
  net of income taxes                                              -        -         -              170          -        170

 Purchase of treasury stock
  (4,334 shares)                                                   -        -         -                -        (67)       (67)
 Sale of treasury stock
  (7,134 shares)                                                   -       39         -                -         31         70
                                                             -------     ----   -------          -------    -------    -------

Balance, December 31, 1997                                     6,019      219    49,569              230     (5,207)    50,830
 Net income                                                        -        -     1,352                -          -      1,352
 Dividends paid ($.04 per share)                                   -        -      (125)               -          -       (125)
 Change in net unrealized gain on investment
  securities available-for-sale, net of income taxes               -        -         -               57          -         57

 Sale of treasury stock (27,875 shares)                            -      124         -                -        129        253
                                                             -------     ----   -------          -------    -------    -------

Balance, March 31, 1998                                       $6,019     $343   $50,796          $   287    $(5,078)   $52,367
                                                             =======     ====   =======          =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            AMQUEST FINANCIAL CORP.
                            -----------------------


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                             (dollars in thousands)


                                                       Three Months Ended
                                                            March 31,                     Years Ended December 31,
                                                   ---------------------------  ---------------------------------------------
                                                       1998           1997           1997            1996           1995
                                                   -------------  ------------  --------------  --------------  -------------
                                                          (Unaudited)
CASH FLOWS PROVIDED (ABSORBED) BY OPERATING
 ACTIVITIES:
   Net income                                          $  1,352       $ 1,224        $  4,376        $  5,470       $  4,594
   Adjustments to reconcile net income to net
    cash provided by operating activities-
     Depreciation and amortization                          446           324           1,602           1,235          1,205
     Provision for loan losses                              212           273           1,624             595            650
     Deferred income tax benefit                              8           (94)           (432)           (193)          (427)
     Amortization of net premium on debt
      securities, net                                        39             9              94             103            409
     Stock dividends on equity securities                   (36)          (14)           (130)            (98)             -
     Gain on sale of debt securities, net                     -             -              (1)            (31)           (28)
     Loss on sale of other real estate and
      assets owned                                            -             -             201              13             97
     Change in accrued interest receivable                   99           257             223            (285)          (327)
     Change in other assets                               1,039          (717)           (473)           (160)           470
     Change in accrued interest, taxes and other
      liabilities                                           192           687           1,042             458            107
                                                       --------       -------        --------        --------       --------
    Net cash provided by operating activities             3,351         1,949           8,126           7,107          6,750
                                                       --------       -------        --------        --------       --------

CASH FLOWS PROVIDED (ABSORBED) BY INVESTING
 ACTIVITIES:
   Proceeds from sales of debt and equity
    securities-
    Available-for-sale                                    6,231         2,384               -           4,060          2,908
    Held-to-maturity                                      6,725         3,953               -           2,503              -
    Equity                                                    -             -              25              27              -
   Proceeds from maturities, paydowns and calls
    of debt securities-
    Available-for-sale                                        -             -          15,803           6,122          9,222
    Held-to-maturity                                          -             -          28,890          35,712         20,532
   Purchases of debt and equity securities-
    Available-for-sale                                  (19,627)       (1,978)        (20,016)        (10,312)       (12,999)
    Held-to-maturity                                       (897)       (2,600)        (24,314)        (28,889)       (22,296)
    Equity                                                    -             -            (333)           (243)          (355)

                            AMQUEST FINANCIAL CORP.
                            -----------------------


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                             (dollars in thousands)

                                                        Three Months Ended
                                                            March 31,                      Years Ended December 31,
                                                   ----------------------------  --------------------------------------------
                                                       1998           1997           1997           1996            1995
                                                   -------------  -------------  -------------  -------------  --------------
                                                           (Unaudited)
CASH FLOWS PROVIDED (ABSORBED) BY INVESTING
 ACTIVITIES: (Continued)
   Decrease (increase) in loans, net                   $ 10,451        $  (379)      $ 12,009       $(34,259)       $ (8,202)
   Capital expenditures                                    (231)           (76)          (884)        (1,030)           (466)
   Proceeds from disposal of other real estate
    and assets owned and other assets                       206            272          1,556          1,279           1,164
   Proceeds from disposal of premises and
    equipment                                                 4              4            226             20               -
   Cash and cash equivalents (paid) received in
    bank acquisition, net of cash received                    -              -        (10,229)        16,160               -
                                                       --------        -------       --------       --------        --------
       Net cash provided (absorbed) by investing
        activities                                        2,862          1,580          2,733         (8,850)        (10,492)
                                                       --------        -------       --------       --------        --------

CASH FLOWS PROVIDED (ABSORBED) BY FINANCING
 ACTIVITIES:
   Change in deposits, net                              (14,444)          (882)       (12,403)        13,793          19,485
   Securities sold under agreements to
    repurchase and federal funds purchased                  598         (2,944)          (542)         6,977          (5,150)
   Proceeds from Federal Home Loan Bank of Topeka         3,000              -              -          5,000               -
   Purchase of treasury stock                                 -              -            (67)        (4,439)           (308)
   Proceeds from sale of treasury stock                     253              -             70            382             107
   Dividends paid                                          (125)          (125)          (500)          (523)           (549)
                                                       --------        -------       --------       --------        --------

       Net cash provided (absorbed) by financing
        activities                                      (10,718)        (3,951)       (13,442)        21,190          13,585
                                                       --------        -------       --------       --------        --------

       Net change in cash and cash equivalents           (4,505)          (422)        (2,583)        19,447           9,843

CASH AND CASH EQUIVALENTS, beginning of year             43,418         46,001         46,001         26,554          16,711
                                                       --------        -------       --------       --------        --------

CASH AND CASH EQUIVALENTS, end of year                 $ 38,913        $45,579       $ 43,418       $ 46,001        $ 26,554
                                                       ========        =======       ========       ========        ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest                              $  4,322        $ 4,355       $ 20,470       $ 17,322        $ 16,288
                                                       ========        =======       ========       ========        ========

   Cash paid for income taxes                          $    189        $     -       $  2,955       $  2,764        $  2,240
                                                       ========        =======       ========       ========        ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            AMQUEST FINANCIAL CORP.
                            -----------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                   MARCH 31, 1998, DECEMBER 31, 1997 AND 1996
                   ------------------------------------------


1. ORGANIZATION AND NATURE OF OPERATIONS:
   --------------------------------------

AmQuest Financial Corp. ("AFC"), an Oklahoma corporation, and its subsidiaries (collectively referred to as the "Company") provide a full range of banking services which include accepting deposits, lending funds and providing fiduciary services for individual and corporate customers primarily in Duncan, Ardmore and Lawton, Oklahoma, including the contiguous counties thereof. The Company is subject to competition from other financial service companies and financial institutions. The Company is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by these authorities. The consolidated financial statements for the three months ended March 31, 1998 and 1997, are unaudited and, in the opinion of management, include all adjustments necessary (which consist of only normal recurring adjustments) for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The financial information and results of operations of the interim periods are not necessarily indicative of the financial position and results of operations that may be obtained for a full fiscal year. The more significant policies are described below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Consolidation and Use of Estimates
-------------------------------------------

The accompanying consolidated financial statements include the accounts of AFC and its wholly owned subsidiaries, AmQuest Bank, N.A. ("AmQuest") and Exchange National Bank & Trust Company ("Exchange"). Intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions. Those estimates and assumptions relate primarily to the determination of the allowance for loan losses, the valuation of other real estate and assets owned, the provision for income taxes and the estimated fair value of financial instruments. Actual results could differ from those estimates. The accounting policies for these items and other significant accounting policies are presented below.

Certain reclassifications have been made to the 1996 and 1995 balances to provide consistent financial statement classifications in the periods presented herein. Such reclassifications had no effect on net income or total assets.


Debt and Equity Securities
--------------------------

Debt securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates or prepayment risk are classified as available-for-sale and are carried at estimated market value with unrealized gains and losses reported as a separate component of stockholders' equity, net of income taxes. Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recognized in interest income using a method that approximates the effective interest method over the period to maturity. Equity securities which do not have a readily determinable market value are carried at cost. Gains and losses on the sale of investment securities are included as a separate component of noninterest income. Applicable income taxes, if any, are included in income tax expense. The basis of the securities sold is determined by the specific identification method for each security.

Loans Receivable
----------------

Interest on substantially all loans is accrued based on the principal amount outstanding. Loan fees and costs associated with the origination of loans are not considered to be material and, therefore, are recorded as received and incurred, respectively. Premiums and discounts on loans are amortized into interest income using a method that approximates a level yield over the contractual lives of the loans, adjusted for actual prepayments. Unearned interest on consumer loans is added to the loan balance upon origination and is amortized into income over the life of the loans using the Rule of 78/th'/s method.

Loans are placed on nonaccrual status when they become 90 days past due, collateral positions are not adequate and the loan is in process of collection. Previously accrued but uncollected interest on loans placed on nonaccrual status is reversed unless determined to be fully collectible. Payments received on nonaccrual loans are applied fully to principal as they are received. Upon full collection of the principal balance or determination that future collection of principal is probable, interest income is recognized as received.

The Company makes an assessment of loans for impairment while such loans are classified as nonaccrual or when the loan has been restructured. When a loan with unique risk characteristics has been identified as being impaired, the amount of impairment is measured by the Company using discounted cash flows, except when it is determined that the sole (remaining) source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the estimated fair value of the collateral, reduced by costs to sell, will be used in place of discounted cash flows.

Allowance for Loan Losses
-------------------------

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The adequacy of the allowance for loan losses is periodically reviewed and approved by the Board of Directors. However, ultimate losses may differ from these estimates. Adjustments to the allowance for loan losses are reported in earnings in the periods in which they become known. It is Company policy to charge off any loan or portion thereof when it is deemed uncollectable in the ordinary course of business. Loan losses and recoveries are charged or credited directly to the allowance.

Premises and Equipment
----------------------

Land is stated at cost. Buildings and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to operating expense and is computed by use of both the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred, while improvements are capitalized.

Intangibles
-----------

Intangibles represent the excess of purchase prices paid over the estimated fair values of the net assets acquired. These intangible assets are being amortized over their estimated lives (ranging from 5 to 40 years) by the straight-line method. Amortization expense amounted to $640,000, $424,000 and $417,000 for 1997, 1996 and 1995, respectively.

Other Real Estate and Assets Owned
----------------------------------

Other real estate and assets owned consists primarily of real estate and other assets acquired through loan foreclosure. These assets are carried at estimated fair value. Estimated fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of cost over estimated fair value is charged to the allowance for loan losses. Subsequent losses on dispositions, declines in estimated fair values and the net operating income and expenses of such assets are charged to other noninterest expense.

Stock-Based Compensation
------------------------

The Company accounts for stock options using the intrinsic value based method of accounting. Pro forma disclosures, as if the fair value based method of accounting as defined in Statement of Financial Accounting Standards ("SFAS") No. 123 had been applied, have not been presented since such disclosures would not result in material differences from the intrinsic value method.

Income Taxes
------------

The Company files a consolidated income tax return. Pursuant to a tax sharing agreement, AmQuest and Exchange provide for income taxes as if separate returns were filed, and remit to AFC amounts determined to be currently payable. In addition, AFC remits to the subsidiaries amounts determined to be currently receivable by the subsidiaries, which may arise as a result of net operating losses and tax credits that are utilized in the consolidated income tax return.

Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the consolidated statements of financial condition. Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through income tax expense.

Earnings Per Share
------------------

Basic earnings per share is computed based upon the weighted average number of shares outstanding. Diluted earnings per share includes shares issuable upon exercise of stock options. The following is a reconciliation of the numerators and denominators of basic and diluted earnings per share:

                                               Three Months Ended
                                                   March 31,                   Years Ended December 31,
                                           --------------------------  -----------------------------------------
                                               1998          1997          1997          1996          1995
                                           ------------  ------------  ------------  ------------  -------------

Net income for basic and diluted                 $1,352        $1,224        $4,376        $5,470         $4,594
 earnings per share                              ======        ======        ======        ======         ======

Weighted average shares for basic                 3,147         3,125         3,126         3,241          3,430
 earnings per share

Shares issuable upon exercise of stock               57            66            65            44             31
 options                                         ------        ------        ------        ------         ------

Weighted average shares for diluted               3,204         3,191         3,191         3,285          3,461
 earnings per share                              ======        ======        ======        ======         ======


3. ACQUISITIONS:
   -------------

On April 25, 1997, the Company purchased 100% of the stock of American National Bank of Lawton. The acquisition was accounted for under the purchase method of accounting. The net purchase price of approximately $12,073,000 was allocated to the net assets acquired based upon their estimated fair values as of April 25, 1997, resulting in approximately $4,083,000 of intangible assets. These intangibles are being amortized on a straight-line basis over lives ranging from ten to fifteen years. Total assets at the date of the acquisition and after allocation of the purchase price premium totaled approximately $61,018,000.

On March 8, 1996, the Company purchased certain assets and assumed certain liabilities from the First Southwest Bank, Anadarko, Oklahoma branch. The acquired branch operates as a branch of AmQuest. The acquisition was accounted for under the purchase method of accounting. The net purchase price of approximately $398,000 was allocated to the net assets acquired based upon their estimated fair values as of March 8, 1996, resulting in approximately $81,000 of intangible assets. These intangibles are being amortized on a straight-line basis over a fifteen-year life.

4. CASH AND DUE FROM BANKS:
   ------------------------

Aggregate reserves (in the form of vault cash and deposits with the Federal Reserve Bank of Kansas City) of approximately $7,688,000 and $5,839,000 were maintained to satisfy Federal regulatory requirements at December 31, 1997 and 1996, respectively.

5. DEBT AND EQUITY SECURITIES:
   ---------------------------

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost of securities and their estimated fair values at December 31, is as follows (dollars in thousands):

                                                     Amortized      Gross Unrealized    Gross Unrealized    Estimated Fair
                                                        Cost              Gains              Losses              Value
                                                  ----------------  -----------------  ------------------  -----------------
                      1997
                      ----
U.S. Treasury securities:
 Available-for-sale                                       $ 18,487             $  249              $ (12)           $ 18,724
 Held-to-maturity                                           25,166                213                (14)             25,365

Obligations of U.S. government agencies and
 corporations:
   Available-for-sale                                       29,094                140                (42)             29,192
   Held-to-maturity                                         15,865                116                (24)             15,957

U.S. government agency collateralized mortgage
 obligations:
   Available-for-sale                                       16,718                 25               (147)             16,596
   Held-to-maturity                                         14,516                 27                (18)             14,525

U.S. government agency mortgage-backed
 securities:
   Available-for-sale                                        7,475                162                (35)              7,602
   Held-to-maturity                                         17,629                474                 (3)             18,100

Obligations of state and political subdivisions:
   Available-for-sale                                        2,199                 16                  -               2,215
   Held-to-maturity                                         26,903                466                (15)             27,354

Equity securities                                            2,272                  -                  -               2,272
                                                          --------             ------              -----            --------
       Total available-for-sale                           $ 73,973             $  592              $(236)           $ 74,329
                                                          ========             ======              =====            ========
       Total held-to-maturity                             $100,079             $1,296              $ (74)           $101,301
                                                          ========             ======              =====            ========
       Total equity securities                            $  2,272             $  -                $  -             $  2,272
                                                          ========             ======              =====            ========

                                                  Amortized     Gross Unrealized  Gross Unrealized    Estimated Fair
                                                    Cost             Gains             Losses             Value
                                               ---------------  ----------------  -----------------  ----------------
                    1996
                    ----
U.S. Treasury securities:
 Available-for-sale                                   $ 21,034            $  281             $ (41)          $ 21,274
 Held-to-maturity                                       33,134               237               (90)            33,281

Obligations of U.S. government agencies and
 corporations:
   Available-for-sale                                   11,482               105              (128)            11,459
   Held-to-maturity                                     18,447                43              (399)            18,091

U.S. government agency collateralized
 mortgage obligations:
   Available-for-sale                                   16,370                16              (236)            16,150
   Held-to-maturity                                      8,199                 9               (23)             8,185

U.S. government agency mortgage- backed
 securities:
   Available-for-sale                                    8,615               153               (54)             8,714
   Held to maturity                                     13,192               284               (36)            13,440

Obligations of state and political
 subdivisions:
   Held-to-maturity                                     31,752               555               (37)            32,270

Equity securities                                        1,834                 -                 -              1,834
                                                      --------            ------             -----           --------
       Total available-for-sale                       $ 57,501            $  555             $(459)          $ 57,597
                                                      ========            ======             =====           ========
       Total held-to-maturity                         $104,724            $1,128             $(585)          $105,267
                                                      ========            ======             =====           ========
       Total equity securities                        $  1,834            $  -               $  -            $  1,834
                                                      ========            ======             =====           ========

The estimated fair value of debt and equity securities is based upon available market data and estimates, which often reflect transactions of various sizes, and are not necessarily indicative of the price at which various amounts of particular issues could be readily sold.

The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                                                         Amortized     Estimated Fair
                                                                           Cost             Value
                                                                      ---------------  ---------------
                                                                           (dollars in thousands)
Due in one year or less:
 Available-for-sale                                                          $ 11,580         $ 11,601
 Held-to-maturity                                                              20,867           20,894

Due after one year through five years:
 Available-for-sale                                                            35,678           36,008
 Held-to-maturity                                                              42,832           43,420

Due after five years through ten years:
 Available-for-sale                                                             2,522            2,522
 Held-to-maturity                                                               3,915            4,031

Due after ten years:
 Held-to-maturity                                                                 320              331

Mortgage-backed securities, not due at a single maturity date:
 Available-for-sale                                                            24,193           24,198
 Held-to-maturity                                                              32,145           32,625
                                                                             --------         --------
       Total available-for-sale                                              $ 73,973         $ 74,329
                                                                             ========         ========
       Total held-to-maturity                                                $100,079         $101,301
                                                                             ========         ========

Sales from the held-to-maturity portfolio were sold within ninety-days of the maturity date. Proceeds and gains and losses on sales of debt securities are shown below (dollars in thousands):

                                                                 1997           1996           1995
                                                            --------------  -------------  -------------
Proceeds from sales of:
 Available-for-sale debt securities                         $            -         $4,060         $2,908
 Held-to-maturity debt securities                                        -          2,503              -

Gross gains on sales of:
 Available-for-sale debt securities                                      1             44             28

Gross losses on sales of:
 Held-to-maturity debt securities                                        -             13              -

Debt securities having a recorded value of approximately $54,513,000 and $70,578,000 at December 31, 1997 and 1996, respectively, were pledged to secure public and trust deposits and for other purposes as required by law.

6. LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES:
   -----------------------------------------------

The components of loans receivable in the consolidated statements of financial condition is as follows (dollars in thousands):

                                                                 March 31,              December 31,
                                                               --------------  ------------------------------
                                                                    1998            1997            1996
                                                               --------------  --------------  --------------
Consumer, net of unearned discounts of $2,863 in 1998,
 $3,370 in 1997 and $4,344 in 1996                                  $ 81,545        $ 85,955        $ 91,710
Residential mortgage                                                  87,498          87,433          71,207
Commercial real estate                                                68,564          72,466          59,181
Commercial, other                                                     53,693          57,918          62,342
Farmland and agriculture                                              25,315          24,526          23,899
Construction                                                           8,383           7,491           5,812
                                                                    --------        --------        --------
                                                                     324,998         335,789         314,151
Less- Allowance for loan losses                                       (3,156)         (3,067)         (2,794)
                                                                    --------        --------        --------
       Loans receivable, net                                        $321,842        $332,722        $311,357
                                                                    ========        ========        ========

An analysis of the allowance for loan losses is as follows (dollars in thousands):

                                                     Three Months Ended
                                                         March 31,                     Years Ended December 31,
                                                ----------------------------  -------------------------------------------
                                                    1998           1997           1997           1996           1995
                                                -------------  -------------  -------------  -------------  -------------
Balance, beginning of period                          $3,067         $2,794        $ 2,794         $2,901         $2,757
 Provision for loan losses                               212            273          1,624            595            650
 Loans charged off                                      (282)          (205)        (1,919)          (815)          (715)
 Recoveries                                              159             95            260            113            209
 Allowance for loan losses of acquired bank                -              -            308              -              -
                                                      ------         ------        -------         ------         ------
Balance, end of period                                $3,156         $2,957        $ 3,067         $2,794         $2,901
                                                      ======         ======        =======         ======         ======

Impaired loans receivable totaled approximately $2,679,000 and $3,623,000 at December 31, 1997 and 1996, respectively. The average recorded investment in impaired loans during 1997 and 1996, was approximately $3,151,000 and $2,960,000, respectively. The specific allowance on impaired loans totaled approximately $471,000 and $722,000 as of December 31, 1997 and 1996, respectively. The interest income recognized from cash receipts collected on impaired loans was not material during 1997 or 1996.

Loans receivable having carrying values of approximately $1,808,000 and $1,075,000 were transferred to other real estate and assets owned in 1997 and 1996, respectively.

Certain executive officers and directors and their affiliated interests had transactions with the Company in the ordinary course of business. In the opinion of management, such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions and did not involve more than normal risk.

The aggregate amount and related activity for loans to executive officers and directors, including their affiliated interests during 1997 are analyzed below (dollars in thousands):

         Balance, January 1, 1997                             $ 7,074
          Additions                                             8,588
          Payments                                             (5,554)
                                                              -------
         Balance, December 31, 1997                           $10,108
                                                              =======

7. PREMISES AND EQUIPMENT:
   -----------------------

Premises and equipment at December 31 are summarized as follows (dollars in thousands):

                                            Estimated Useful
                                                  Lives               1997          1996
                                            ----------------      ------------  ------------
Land                                                -                $ 2,166        $ 1,165
Premises and improvements                      10-40 years             8,871          6,085
Furniture, fixtures and equipment               3-15 years             6,255          5,471
                                                                     -------        -------
    Total cost                                                        17,292         12,721
Less- Accumulated depreciation                                        (8,070)        (7,371)
                                                                     -------        -------

    Premises and equipment, net                                      $ 9,222        $ 5,350
                                                                     =======        =======

Depreciation expense was approximately $962,000, $811,000 and $788,000 for 1997, 1996 and 1995, respectively.

Exchange leases its bank building under an operating lease that expires in 2001. Rent expense was approximately $390,000 per year for 1997, 1996 and 1995.
Future minimum payments under the lease are approximately $357,000 in 1998, $310,000 in 1999 and 2000, and $181,000 in 2001.

8. DEPOSITS:
   ---------

Included in time deposits at December 31, 1997 and 1996, are approximately $45,423,000 and $60,614,000, respectively, of time deposits in denominations of $100,000 or more.

At December 31, 1997, the scheduled maturities of time deposits are as follows (dollars in thousands):

    1998                                                         $195,143
    1999                                                           25,363
    2000                                                           12,522
    2001 and thereafter                                             1,024
                                                                 --------
       Total time deposits                                       $234,052
                                                                 ========

9. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FEDERAL FUNDS PURCHASED:
   ---------------------------------------------------------------------------

Securities sold under agreements to repurchase consist of debt securities pledged against selected time deposits for the balances greater than $100,000. At December 31, 1997 and 1996, approximately $11,785,000 and $9,327,000, respectively, were outstanding under these agreements. Federal funds purchased totaled approximately $3,000,000 as of December 31, 1996, with a maturity date of less than 90 days at an interest rate of 5.71%. No federal funds purchased were outstanding at December 31, 1997.

10. ADVANCES FROM THE FEDERAL HOME LOAN BANK OF TOPEKA:
    ---------------------------------------------------

Advances from the Federal Home Loan Bank of Topeka at December 31 consisted of the following (dollars in thousands):

                                                                                    1997           1996
                                                                                -------------  -------------
Federal Home Loan Bank of Topeka advance due May 5, 1998, at 5.2%, interest            $1,000         $1,000
 payable monthly

Federal Home Loan Bank of Topeka advance due June 17, 1998, 5.71%, interest
 payable monthly                                                                        2,500          2,500

Federal Home Loan Bank of Topeka advance due December 22, 1998, 5.97%,
 interest payable monthly                                                               2,500          2,500
                                                                                       ------         ------

                                                                                       $6,000         $6,000
                                                                                       ======         ======

11. LINE OF CREDIT:
    ---------------

The Company has a $25 million reducing revolving line of credit which may be borrowed specifically for the purpose of acquiring other financial institutions, or a portion of which may be used for corporate purposes. Advances under the line of credit for purposes of acquiring other financial institutions automatically convert to term loans at the Bank's reference rate (8.5% at December 31, 1997). Quarterly principal and interest payments are required and each term loan will have a maturity date of ten years from the date of the advance. The total line of credit is secured by the common stock of AmQuest and Exchange and any other bank subsidiary acquired thereafter. The line of credit agreement expired January 31, 1998. This line of credit was renewed with another financial institution during 1998, at substantially the same terms as the previous line of credit.

12. INCOME TAXES:
    -------------

The Company files consolidated federal income tax returns on a calendar-year basis.

Income tax expense (benefit) for the years ended December 31 has been allocated as follows (dollars in thousands):

                                                                 1997          1996         1995
                                                              -----------  ------------  -----------
Income from operations                                             $2,136       $2,549        $2,049
Stockholders' equity                                                   90         (249)        1,024
                                                                   ------       ------        ------

       Total                                                       $2,226       $2,300        $3,073
                                                                   ======       ======        ======

Income taxes on income from operations for the years ended December 31 are as follows (dollars in thousands):

                                                                  1997          1996          1995
                                                              ------------  ------------  ------------
Current expense                                                    $2,568        $2,742        $2,476
Deferred benefit                                                     (432)         (193)         (427)
                                                                   ------        ------        ------
       Income tax expense                                          $2,136        $2,549        $2,049
                                                                   ======        ======        ======

The Company's effective income tax rate differs from the statutory rate as follows (dollars in thousands):

                                                                  1997          1996          1995
                                                              ------------  ------------  ------------
Income taxes at statutory rate (34%)                               $2,214        $2,726        $2,258
Nontaxable interest                                                  (565)         (635)         (614)
State income taxes, net of federal benefit                            192           233           216
Nondeductible amortization of intangibles                             214           142           142
Other, net                                                             81            83            47
                                                                   ------        ------        ------

       Income tax expense                                          $2,136        $2,549        $2,049
                                                                   ======        ======        ======

At December 31, 1997 and 1996, the net deferred income tax liability included in accrued interest, taxes and other liabilities in the accompanying consolidated statements of financial condition, consisted of the following (dollars in thousands):

                                                                         1997           1996
                                                                     -------------  ------------
         Deferred income tax assets:
          Litigation accrual                                              $   475   $         -
          Deferred compensation                                               308           250
          Allowance for loan losses                                           197            21
          Other real estate and assets owned                                   77            82
          Other                                                                25            24
                                                                          -------         -----

                                                                            1,082           377
                                                                          -------         -----
         Deferred income tax liabilities:
          Basis difference in premises and equipment                       (1,189)          (40)
          Loan origination fees                                              (214)         (268)
          Unrealized gain on debt securities available-for-sale              (126)          (36)
          Premium on investment securities resulting from bank               (104)         (155)
           acquisition
          Federal Home Loan Bank Stock of Topeka stock dividend               (79)            -
                                                                          -------         -----

                                                                           (1,712)         (499)
                                                                          -------         -----

                Deferred income tax liability, net                        $  (630)        $(122)
                                                                          =======         =====

13. EMPLOYEE BENEFIT PLANS:
    -----------------------

The Company has a trusteed profit sharing plan that provides retirement, death and disability benefits for all full-time employees who have been employed for one year or more and have attained a specified minimum age. The terms of the plan provide for annual contributions by the Company, at the discretion of the Board of Directors. Benefits payable under the plan are limited to the plan assets allocable to the account of each participant.

The plan also provides a 401(k) provision that allows participants to contribute up to 12% of their compensation before income taxes are deducted. The Company will designate annually a percentage of participants' compensation that it will contribute to match participants' 401(k) contributions. Company contributions for profit sharing and 401(k) matching approximated $507,000 in 1997, $443,000 in 1996 and $421,000 in 1995. The Company retains the right to amend or terminate the plan at any time.

The Company has established an incentive compensation plan to reward its key officers and employees based upon the financial performance of AmQuest, Exchange and the Company. Participation in the plan is at the discretion of the Board of Directors. Expense recognized in 1997, 1996 and 1995, in the accompanying consolidated statements of income was approximately $99,000, $262,000 and $53,000, respectively. The Company retains the right to amend or terminate the plan at any time.

The Company has entered into deferred compensation agreements with certain officers and directors of AmQuest and Exchange. Under the provisions of these agreements, the officers and directors will receive monthly payments, as specified in the individual agreements, for ten years upon their retirement. The liabilities under these agreements are being accrued over the officers' remaining periods of employment or the directors' assumed retirement ages so that, on the date of their retirement, the then-present value of the payments will have been accrued. At December 31, 1997 and 1996, approximately $811,000 and $659,000, respectively, had been accrued for the liability under these agreements and is included in accrued interest, taxes and other liabilities in the accompanying consolidated statements of financial condition. Expense recognized in 1997, 1996 and 1995, was approximately $89,000, $68,000 and $73,000, respectively, and is included in the accompanying consolidated statements of income.

To provide for these benefits, the Company has purchased life insurance policies, with the Company reflected as the beneficiary of the policies. At December 31, 1997 and 1996, these policies had a cash surrender value of approximately $1,966,000 and $488,000, respectively, which is included in other assets in the accompanying consolidated statements of financial condition.

14. STOCK OPTION PLAN:
    ------------------

The Company has established two primary Incentive Stock Option Plans ("1988 Plan" and "1993 Plan") to provide certain employees with a proprietary interest in the Company through the granting of options to purchase shares of common stock at fair market value at the date of the grant but not less than par value. The 1988 and 1993 Plans allow no more than 60,000 and 150,000 shares, respectively, to be granted. These Plans will terminate in July 2002 and June 2005, unless terminated earlier by the Board of Directors. Options granted under the 1988 Plan (as discussed below) vest as granted. There are several different vesting schedules under the 1993 Plan ranging from immediate vesting to four years from the grant date.

Various other option plans exist as a result of acquisitions and other option plans. The options under all plans were granted at option prices ranging from $3.33 to $13.50 per share and have expiration dates extending to November 2006. At December 31, 1997, there were approximately 5,000 and 34,000 shares available for grant under the 1988 and 1993 Plans, respectively. At December 31, 1997, there were approximately 30,000, 73,000 and 12,000 shares exercisable under the 1988 Plan, 1993 Plan and other plans, respectively.

A summary of option activity is as follows:

                                                            Shares          Price Range
                                                       -----------------  ----------------
     December 31, 1995                                          108,675      $5.42 - 10.75
       Options granted                                           81,352              13.50
       Options exercised                                        (20,575)      5.42 - 10.75
       Options canceled                                          (2,225)             10.75
                                                                -------      -------------

     December 31, 1996                                          167,227       5.42 - 13.50
       Options granted                                                -                  -
       Options exercised                                         (3,750)              5.42
       Options canceled                                          (7,400)      5.42 - 13.50
                                                                -------      -------------

     December 31, 1997                                          156,077      $5.42 - 13.50
                                                                =======      =============

Stock options remaining at December 31, 1997, are as follows:

          Number of Shares      Price Per Share      Option Expiration
         -------------------  --------------------  --------------------

                12,000                $ 5.99               1/14/98
                30,000                  5.42               7/20/02
                35,725                 10.75               6/01/05
                78,352                 13.50              11/18/06
               -------
               156,077
               =======

During 1995, the Company established a Non-Employee Director Stock Plan ("Director Stock Plan") to provide directors (non-employee directors, community development board members and community development emeritus board members) an opportunity to acquire a proprietary interest in the Company through the granting of options to purchase shares of common stock at fair market value at the date of the grant but not less than par value. The Director Stock Plan allows no more than 150,000 shares to be granted, and the Plan will terminate March 30, 2005, unless it is terminated sooner by the Board of Directors. At December 31, 1997, there were approximately 106,000 shares available for grant under this Plan.

A summary of the Director Stock Plan option activity is as follows:

                                                            Shares           Price Range
                                                       ----------------  -------------------
     December 31, 1995                                          12,500        $        10.75
       Options granted                                          13,300                 13.50
       Options exercised                                        (2,500)                13.50
                                                                ------        --------------

     December 31, 1996                                          23,300         10.75 - 13.50
       Options granted                                          13,800                 16.50
       Options exercised                                        (3,300)        10.75 - 16.50
       Options expired                                            (300)                13.50
                                                                ------        --------------

     December 31, 1997                                          33,500        $10.75 - 16.50
                                                                ======        ==============

Options exercisable under this plan as of December 31, 1997, are as follows:

          Number of Shares      Price Per Share      Option Expiration
         -------------------  --------------------  --------------------
                      11,500                $10.75               7/03/05
                      10,200                 13.50               8/01/06
                      11,800                 16.50               5/19/07
                      ------

                      33,500
                      ======

During 1995, the Company also established a Stock Repurchase Plan (the "Repurchase Plan"), to authorize the purchase of shares required to satisfy the needs of the Company's Incentive Stock Option Plan's and Non- Employee Director Stock Option Plan and as a beneficial investment for the stockholders of the Company. This Repurchase Plan allows issued and outstanding common stock shares to be repurchased at an established market price. During 1997 and 1996, 4,334 and 321,416 shares, respectively, had been repurchased under this Repurchase Plan.

15. COMMITMENTS AND CONTINGENT LIABILITIES:
    ---------------------------------------

AmQuest has been a defendant, along with five other defendants, in a lawsuit involving a bond issue filed in December 1989. The lawsuit sought judgment against the defendants, jointly and severally, in the amount of approximately $10.7 million. Since the lawsuit's inception, AmQuest has contested the case vigorously. On March 2, 1998, AmQuest and the other defendants settled the lawsuit. The Company has established an accrual of approximately $1,250,000, with a related deferred tax benefit of $475,000 for the settlement, which is reflected in accrued interest, taxes and other liabilities in the accompanying consolidated statements of financial condition.

In the normal course of business, the Company is a party to financial instruments with off-statement of financial condition risk. These financial instruments include commitments to extend credit and standby letters of credit. These instruments expose the Company to varying degrees of credit risk in excess of the amount recognized in the accompanying consolidated statements of financial condition. To manage this risk, the Company uses the same credit risk management process for financial instruments with off-statement of financial condition risk as it does for financial instruments whose risk is reflected on the consolidated statements of financial condition.

Management does not anticipate any material losses affecting the financial position or the results of future operations of the Company as a result of these commitments. There were letters of credit and unfunded loan commitments outstanding at December 31 as follows (dollars in thousands):

                                                               1997       1996
                                                             ---------  ---------

         Commitments to extend credit                          $35,486    $27,959
         Standby letters of credit                               1,552      2,393

In the ordinary course of business, the Company is subject to legal actions and complaints. In the opinion of management, based in part on the advise of legal counsel, and based on available facts and proceedings to date, believes the ultimate liability, if any, arising from such legal actions currently pending will not have a material adverse effect on the Company's financial position or future results of operations.

16. CREDIT CONCENTRATIONS:
    ----------------------

The Company provides a wide range of banking services to individual and corporate customers throughout Oklahoma. The Company makes a variety of loans including commercial, agricultural, real estate and installment. The majority of these loans are made to borrowers located in Oklahoma. Credit risk is, therefore, largely dependent upon economic conditions relative to Oklahoma. However, loans granted within the Company's trade area have been granted to a wide variety of borrowers and management does not believe that any significant concentrations of credit exist with respect to individual borrowers or groups of borrowers which are engaged in similar activities that would be similarly affected by changes in economic or other conditions. Approximately 48% of the Company's total loan portfolio is comprised of real estate loans secured by both commercial and residential real estate. The Company considers the composition of the loan portfolio in establishing the allowance for loan losses as described in Note 2.

17. STOCKHOLDERS' EQUITY:
    ---------------------

AFC's ability to pay dividends is dependent in part on its ability to derive dividends from AmQuest and Exchange. AmQuest and Exchange are subject to regulatory restrictions that place limitations on the amount of dividends which may be declared. As of January 1, 1998, AmQuest and Exchange had approximately $3,145,000 and $235,000, respectively, of retained earnings available for dividends to AFC.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-statement of financial condition items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Company as well capitalized under the regulatory framework for prompt correction action. To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

                                                                                   To Be Well
                                                                                Capitalized Under
                                                              For Capital       Prompt Corrective
                                           Actual         Adequacy Purposes:   Action Provisions:
                                    --------------------  -------------------  -------------------
                                       Amount     Ratio     Amount     Ratio     Amount     Ratio
                                    ------------  ------  -----------  ------  -----------  ------
As of December 31, 1997:
 Total Capital
  (to Risk Weighted Assets)-
   AmQuest Financial Corp.           $47,168,000   13.7%  $27,515,000    8.0%   $      N/A    N/A
   AmQuest Bank, N.A.                 26,281,000   11.1%   18,992,000    8.0%   23,740,000   10.0%
   Exchange National Bank & Trust     15,404,000   14.8%    8,352,000    8.0%   10,439,000   10.0%

 Tier I Capital
  (to Risk Weighted Assets)-
   AmQuest Financial Corp.            44,101,000   12.8%   13,758,000    4.0%          N/A    N/A
   AmQuest Bank, N.A.                 24,074,000   10.1%    9,496,000    4.0%   14,244,000    6.0%
   Exchange National Bank & Trust     14,544,000   13.9%    4,176,000    4.0%    6,264,000    6.0%

 Tier I Capital
  (to Average Assets)-
   AmQuest Financial Corp.            44,101,000    8.0%   22,353,000    4.0%          N/A    N/A
   AmQuest Bank, N.A.                 24,074,000    6.8%   14,331,000    4.0%   17,913,000    5.0%
   Exchange National Bank & Trust     14,544,000    7.4%    7,823,000    4.0%    9,778,000    5.0%

As of December 31, 1996:
 Total Capital
  (to Risk Weighted Assets)-
   AmQuest Financial Corp.            46,465,000   14.7%   25,290,318    8.0%          N/A    N/A
   AmQuest Bank, N.A.                 26,369,000   12.3%   17,116,640    8.0%   21,395,800   10.0%
   Exchange National Bank & Trust     14,974,000   14.8%    8,120,480    8.0%   10,150,600   10.0%

 Tier I Capital
  (to Risk Weighted Assets)-
   AmQuest Financial Corp.            43,671,000   13.8%   12,645,159    4.0%          N/A    N/A
   AmQuest Bank, N.A.                 24,236,000   11.3%    8,558,320    4.0%   12,837,480    6.0%
   Exchange National Bank & Trust     14,314,000   14.1%    4,060,240    4.0%    6,090,360    6.0%

 Tier I Capital
  (to Average Assets)-
   AmQuest Financial Corp.            43,671,000    8.7%   20,163,315    4.0%          N/A    N/A
   AmQuest Bank, N.A.                 24,236,000    7.9%   12,215,400    4.0%   15,269,250    5.0%
   Exchange National Bank & Trust     14,314,000    7.3%    7,822,560    4.0%    9,778,200    5.0%

Management intends to continue compliance with all regulatory capital requirements.

18. PARENT COMPANY FINANCIAL INFORMATION:
    -------------------------------------

Following are the condensed statements of financial condition at December 31, 1997 and 1996, and the statements of income and the cash flows for each of the three years in the period ended December 31, 1997, for AmQuest Financial Corp. (parent company only):

                       STATEMENTS OF FINANCIAL CONDITION
                       ---------------------------------

                                                                              1997           1996
                                                                          -------------  -------------
                                 ASSETS                                      (dollars in thousands)
                                 ------
Cash and due from banks                                                         $ 1,725        $   959
Interest-bearing deposits in subsidiary banks                                     3,000          3,500
Investments in subsidiaries-
 AmQuest Bank, N.A.                                                              29,503         25,869
 Exchange National Bank & Trust Company                                          15,844         15,789
                                                                                -------        -------
                                                                                 45,347         41,658
                                                                                -------        -------
Other assets                                                                        915            914
                                                                                -------        -------
       Total assets                                                             $50,987        $47,031
                                                                                =======        =======

                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Accrued expenses, taxes and other liabilities                                   $   157        $   250

Stockholders' equity                                                             50,830         46,781
                                                                                -------        -------
       Total liabilities and stockholders' equity                               $50,987        $47,031
                                                                                =======        =======

                              STATEMENTS OF INCOME
                              --------------------


                                                                       1997          1996          1995
                                                                   ------------  ------------  -------------
                                                                            (dollars in thousands)
Income:
 Dividends from subsidiaries                                             $4,661        $2,960       $ 6,500
 Interest                                                                   115           216           146
 Other                                                                      512           440           351
                                                                         ------        ------       -------
                                                                          5,288         3,616         6,997
                                                                         ------        ------       -------
Expense:
 Other                                                                    1,437         1,329         1,345
                                                                         ------        ------       -------

Income before income taxes and undistributed earnings of                  3,851         2,287         5,652
 subsidiaries

Benefit for income taxes                                                    185           143           202
                                                                         ------        ------       -------
                                                                          4,036         2,430         5,854
Income before undistributed earnings of subsidiaries

Undistributed earnings of subsidiaries                                      340         3,040        (1,260)
                                                                         ------        ------       -------

       Net income                                                        $4,376        $5,470       $ 4,594
                                                                         ======        ======       =======

                            STATEMENTS OF CASH FLOWS
                            ------------------------


                                                                        1997            1996            1995
                                                                   --------------  --------------  --------------
                                                                               (dollars in thousands)
CASH FLOWS PROVIDED (ABSORBED) BY OPERATING ACTIVITIES:
   Net income                                                            $ 4,376         $ 5,470         $ 4,594
   Adjustments to reconcile net income to net cash provided by operating activities-
     Depreciation and amortization                                           372             603             388
     Accretion of debt securities                                              -             (92)            (45)
     Equity in undistributed income of subsidiaries                         (340)         (3,040)              -
     Distribution in excess of income of subsidiaries                          -               -           1,260
     Change in other assets                                                  (35)           (246)             36
     Change in accrued expenses, taxes and other liabilities                 (92)            (25)            (85)
                                                                         -------         -------         -------

       Net cash provided by operating activities                           4,281           2,670           6,148
                                                                         -------         -------         -------

CASH FLOWS PROVIDED (ABSORBED) BY INVESTING ACTIVITIES:
   Decrease in loans, net                                                      -               -               5
   Capital expenditures                                                      (88)            (24)             (4)
   Purchase of debt securities held-to-maturity                                -            (981)         (4,382)
   Proceeds from sales of other assets                                        70               9               -
   Proceeds from maturities of held-to-maturity debt securities                -           5,000             500
   Capital contribution to subsidiary banks                               (3,500)              -               -
                                                                         -------         -------         -------

       Net cash provided (absorbed) by investing activities               (3,518)          4,004          (3,881)
                                                                         -------         -------         -------

CASH FLOWS PROVIDED (ABSORBED) BY FINANCING ACTIVITIES:
   Purchase of treasury stock                                                (67)         (4,439)           (308)
   Sale of treasury stock                                                     70             382             107
   Dividends paid                                                           (500)           (523)           (549)
                                                                         -------         -------         -------

       Net cash absorbed by financing activities                            (497)         (4,580)           (750)
                                                                         -------         -------         -------

Net change in cash and cash equivalents                                      266           2,094           1,517

CASH AND CASH EQUIVALENTS, beginning of year                               4,459           2,365             848
                                                                         -------         -------         -------

CASH AND CASH EQUIVALENTS, end of year                                   $ 4,725         $ 4,459         $ 2,365
                                                                         =======         =======         =======

19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:
    ------------------------------------------------------

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of certain information regarding the fair value of an entity's financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contractual arrangement that involves cash or another financial instrument. Market prices are the best evidence of the estimated fair value of financial instruments.
SFAS No. 107 further states "if quoted market prices are not available, management's best estimate of fair value may be based on the quoted market price of a financial instrument with similar characteristics or on valuation techniques." Although the fair value of financial instruments with quoted market prices are generally indicative of the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, the fair value of financial instruments without an available quoted market price can vary greatly depending on the method and assumptions used in the valuation techniques.

The process of determining management's best estimate of the fair value of financial instruments is complex and requires significant judgments to be made by management. The computation of fair values for these financial instruments without an available quoted market price is based upon the computation of the present value of estimated future cash flows, utilizing a discount rate commensurate with the risks associated with the various financial instruments. The discount rate is based upon prevailing market rates at December 31, 1997. It is management's opinion that these market rates effectively consider credit risk, prepayment risk and operational costs.

The estimated fair value of a given financial instrument may change substantially over time as a result of, among other things, changes in scheduled or forecasted cash flows, changes in the supply or demand for a particular financial instrument and changes in management's estimates of the related credit risk or operational costs. Consequently, significant revisions to fair value estimates may occur during future periods. Management believes it has taken reasonable efforts to ensure that fair value estimates presented are accurate; however, adjustments to fair value estimates may occur in the future and actual amounts realized from financial instruments held as of December 31, 1997 and 1996, may differ from the amounts presented below.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents
-------------------------

This category includes cash, interest-bearing deposits in other banks and federal funds sold. The carrying amount is a reasonable estimate of fair value because of the relatively short maturity of those instruments.

Debt and Equity Securities
--------------------------

The estimated fair value of debt and equity securities is based on quoted market prices.

Loans Receivable
----------------

Loans were grouped into homogeneous categories, such as commercial, residential mortgage and consumer. The estimated fair value of these groups of loans is determined by discounting the future cash flows using the current rates at which similar loans would be extended to borrowers with similar credit ratings and maturities. The average discount rates used ranged from 9.25% and 10.26%.

Deposits
--------

The estimated fair value of deposits with no stated maturity, such as demand, savings, money market and NOW deposits, is the amount payable on demand as of December 31, 1997 and 1996. The fair value of fixed-rate time deposit is estimated using the rates currently offered for deposits of similar maturities. The average discount rate used was based on rates currently offered for similar duration deposits ranging from 5.21% to 5.61%.

Securities Sold Under Agreements to Repurchase and Federal Funds Purchased and
------------------------------------------------------------------------------
 Advances from Federal Home Loan Bank of Topeka
 ----------------------------------------------

The carrying amount for securities sold under agreements to repurchase and other short-term borrowings and advances from Federal Home Loan Bank of Topeka approximates fair value due to the short maturity of these financial instruments.

Other
-----

Fees charged for commitments to extend credit or standby letters of credit are not significant to the Company. As the related fees are not significant and terms of the commitments are generally consistent with others offered in the Company's markets, estimates of fair value have not been determined.

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                        1997                            1996
                                            -----------------------------  ------------------------------
                                              Carrying       Estimated        Carrying       Estimated
                                               Amount        Fair Value        Amount        Fair Value
                                            -------------  --------------  --------------  --------------
      Financial assets:
       Cash and cash equivalents                 $ 43,418        $ 43,418        $ 46,001        $ 46,001
       Debt and equity securities                 176,680         177,902         164,155         164,698
       Loans receivable, net                      332,722         328,321         311,357         307,997
                                                 --------        --------        --------        --------

           Total financial assets                $552,820        $549,641        $521,513        $518,696
                                                 ========        ========        ========        ========

      Financial liabilities:
       Deposits                                  $502,801        $503,419        $467,349        $468,193
       Securities sold under agreements
        to repurchase and federal funds
        purchased                                  11,785          11,785          12,327          12,327
       Advances from the Federal Home
        Loan Bank of Topeka                         6,000           6,000           6,000           6,000
                                                 --------        --------        --------        --------

           Total financial liabilities           $520,586        $521,204        $485,676        $486,520
                                                 ========        ========        ========        ========

SFAS No. 107 excludes all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Company.

20. NEW ACCOUNTING PRONOUNCEMENTS:
    ------------------------------

The FASB has issued SFAS No. 130, "Reporting Comprehensive Income." This statement is required to be adopted by the Company in fiscal year 1998. Management does not anticipate this statement to have a material adverse impact on the consolidated financial position or the future results of operations of the Company.

21. PROPOSED MERGER WITH BANCFIRST CORPORATION:
    -------------------------------------------

On May 6, 1998, the Company entered into a merger agreement with BancFirst Corporation. Under the terms of the Merger Agreement, each share of common stock outstanding of the Company will be exchanged for .7917 shares of BancFirst Corporation common stock, subject to certain possible adjustments. The Merger Agreement requires shareholders and regulatory approval. Consummation of the merger is expected to occur in September 1998.

                                                                      APPENDIX A
                               MERGER AGREEMENT
                               ----------------

MERGER AGREEMENT dated as of May 6, 1998 (hereinafter called the "Merger Agreement"), between AmQuest Financial Corp. (hereinafter called "AMQUEST") and BancFirst Corporation (hereinafter called "BANCFIRST").

                                  WITNESSETH:

AMQUEST is a corporation duly organized under the laws of the State of Oklahoma. As of March 31, 1998, AMQUEST had authorized capital stock consisting of 6,000,000 shares of common stock having a par value of $1.67 per share ("AMQUEST Common"), of which a total of 3,160,751 shares were issued and outstanding and
154,902 of which were shares subject to purchase options.   Except as set forth
in Exhibit A hereto, AMQUEST, or a subsidiary of AMQUEST, owns, beneficially and
   ---------
of record, all of the issued and outstanding capital stock of the banks (the "Banks") and of the corporations and/or limited liability companies (together, the "Companies") listed in Exhibit A hereto. The Banks and the Companies are
                           ---------
hereinafter sometimes referred to collectively as "Subsidiaries" and each, sometimes, as a "Subsidiary."

BANCFIRST is a corporation duly organized under the laws of the State of Oklahoma. As of the date of this Agreement, BANCFIRST had authorized capital stock of $22 million divided into 7.5 million shares of common stock having a par value of $1.00 per share ("BANCFIRST Common"), of which 6,777,969 are issued and outstanding and 900,000 shares of 10% Cumulative Preferred Stock, $5.00 par value, of which no shares are issued and outstanding and 10 million shares of Senior Preferred Stock, $1.00 par value, of which no shares are issued and outstanding.

The respective Boards of Directors of AMQUEST and BANCFIRST have each approved this Merger Agreement and the consummation of the transactions contemplated hereby and have approved the execution and delivery of this Merger Agreement. This Merger Agreement provides for the merger of AMQUEST with and into BANCFIRST upon the terms and conditions of this Merger Agreement (the "Merger").
BANCFIRST will be the surviving corporation of the Merger. From and after the time the Merger shall become effective as set forth in Section 4 of this Merger Agreement, and as and when required by this Merger Agreement, BANCFIRST will issue shares of BANCFIRST Common and in exchange for all of the issued and outstanding shares of AMQUEST

Common. It is understood by each of the parties hereto that BANCFIRST seeks, as a result of the Merger, to acquire AMQUEST, the Banks and the Companies and all of their respective operating assets and liabilities.

Subject to the terms and conditions of this Merger Agreement, all parties will exert their reasonable best efforts to obtain such regulatory approvals and to effect such other actions as are necessary or appropriate to consummate the Merger. In no event will BANCFIRST issue more than 2,625,000 Shares of BANCFIRST Common in connection with the transactions contemplated by this Merger Agreement.

BANCFIRST and AMQUEST intend that the Merger be a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and to be accounted for as a pooling of interests pursuant to APB Opinion No.16.

In consideration of the premises, AMQUEST and BANCFIRST hereby make this Merger Agreement and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect as follows:

1.   Merger.  Subject to the terms and conditions hereinafter set forth in this
     ------
     Merger Agreement, AMQUEST shall be merged with and into BANCFIRST pursuant to and in accordance with applicable provisions of the Oklahoma General Corporation Act ("Oklahoma GCA").

2.   Name.  The name of the surviving corporation (hereinafter called the
     ----
     "Surviving Corporation" whenever reference is made to it as of the Effective Time or thereafter) shall be "BancFirst Corporation."

3.   Business.  The business of BANCFIRST as the Surviving Corporation shall be
     --------
     that of a bank holding company. The Surviving Corporation shall exist by virtue of, and be governed by, the laws of the State of Oklahoma and shall have its principal office at 101 North Broadway, Oklahoma City, Oklahoma.

4.   Effective Time of Merger; Certificate of Incorporation. The Merger shall
     -----------------------------------------------------
     become effective in accordance with applicable provisions of Section 1081 of the Oklahoma GCA upon the later of (i) the time a certificate of merger, certified copy of the Merger Agreement or other document or documents effecting the Merger under the Oklahoma GCA are filed with the

     Secretary of State of the State of Oklahoma (the "Oklahoma State Filing") and (ii) that time, if any, subsequent to the time of the Oklahoma State Filing, designated in the Oklahoma State Filing as the time the merger shall become effective (the "Effective Time").

     The Certificate of Incorporation of BANCFIRST in effect as of the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation and the By-laws of BANCFIRST in effect as of the Effective Time shall be the By-laws of the Surviving Corporation.

5.   Effect of Merger.  At the Effective Time, the separate corporate existence
     ----------------
     of AMQUEST and BANCFIRST, respectively, shall, as provided in applicable provisions of the Oklahoma GCA be merged into and continued in BANCFIRST as the Surviving Corporation, which shall be deemed to be the same corporation as AMQUEST and BANCFIRST. All rights, franchises and interests of AMQUEST and BANCFIRST, respectively, in and to every type of property, real, personal and mixed, and chooses in action, shall be transferred to and vested in BANCFIRST as the Surviving Corporation by virtue of the Merger without any deed or other transfer in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by AMQUEST and BANCFIRST, respectively, at the Effective Time, as provided in applicable provisions of the Oklahoma GCA.

6.   Liabilities upon Merger.  The Surviving Corporation shall be responsible
     -----------------------
     for all of the liabilities of every kind and description of AMQUEST and BANCFIRST existing as of the Effective Time, except as may be specifically provided otherwise in this Merger Agreement.

7.   Conversion of Shares.
     --------------------

     (a)  At the Effective Time:

       (i) Each of the not more than 3,315,653 shares of AMQUEST Common that shall be issued and outstanding immediately prior to the Effective Time, including shares issued as a result of the exercise of stock options, except for shares of AMQUEST Common subject to the rights of a dissenting shareholder, shall thereupon and without further action be converted into .7917 shares of BANCFIRST Common, subject, however, to the provisions set forth in Section 7(c) herein relative to fractional shares and to possible adjustments as set forth in
               Section 17(f) herein (the "Exchange Rate").

          (ii) Any shares of AMQUEST Common held by AMQUEST as treasury stock immediately prior to the Effective Time shall be canceled and shall not represent capital stock of the Surviving Corporation and shall not be exchanged for shares of BANCFIRST Common.

     (b) AMQUEST's shareholders of record at the Effective Time, for the shares of AMQUEST Common then held by them, respectively, shall be allocated and be entitled to receive (upon surrender of certificates formerly representing shares of AMQUEST Common for cancellation) certificates for shares of BANCFIRST Common as shall be equal to (x) the number of shares of AMQUEST Common outstanding immediately prior to the Effective Time multiplied by (y) the Exchange Rate.

     (c) No certificate for fractional shares of BANCFIRST Common will be issued by BANCFIRST in connection with the exchange contemplated by the Merger, but in lieu thereof, any holder of AMQUEST Common shall, upon surrender of the certificate or certificates representing such AMQUEST Common, be paid cash, without interest, by BANCFIRST for such fractional shares on the basis of the average of the closing prices of BANCFIRST Common as reported in The Wall Street Journal for each of
                                          -----------------------
          the days included in the Valuation Period. The term "Valuation Period" shall mean the ten consecutive NASD trading days ending on the sixth NASD trading day immediately prior to the proposed Effective Time, as designated by BANCFIRST pursuant to Section 10(c) of this Merger Agreement.

     (d) As soon as practicable after the Effective Time, holders of certificates formerly representing shares of AMQUEST shall be instructed to tender such certificates to BANCFIRST pursuant to a letter of transmittal which shall be delivered to such shareholders by BANCFIRST and, subject to the provisions set forth above relating to fractional shares, BANCFIRST, or BancTrust, a division of BancFirst, as Exchange Agent for BANCFIRST, will distribute to such holders of certificates formerly representing shares of AMQUEST Common in exchange for and upon surrender for cancellation by such holders of a certificate or certificates formerly representing shares of AMQUEST Common the certificate(s) for shares of BANCFIRST Common in accordance with the

          Exchange Rate. Each certificate formerly representing AMQUEST Common (other than certificates representing shares of AMQUEST Common subject to the rights of dissenting shareholders) shall be deemed for all purposes to evidence the ownership of the number of shares of BANCFIRST Common and cash for fractional shares into which such shares have been converted, except, however, and notwithstanding the foregoing, that, until such surrender of the certificate or certificates formerly representing shares of AMQUEST Common, the holder thereof shall not be entitled to receive any dividend or other payment or distribution payable to holders of BANCFIRST Common. Upon such surrender (or, in lieu of surrender, other provisions reasonably satisfactory to BANCFIRST as are made as set forth in the next following paragraph), there shall be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the Effective Time on the whole shares of BANCFIRST Common represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be. After the Effective Time, the holders of certificates formerly representing shares of AMQUEST Common shall cease to have rights with respect to such shares (except such rights, if any, as they may have as dissenting shareholders), and except as aforesaid, their sole rights shall be to exchange said certificates for shares of BANCFIRST Common and cash for fractional shares in accordance with this Merger Agreement.

          Certificates formerly representing shares of AMQUEST Common surrendered for cancellation by each shareholder entitled to exchange shares of AMQUEST Common for shares of BANCFIRST Common by reason of the Merger shall be appropriately endorsed or accompanied by such appropriate instruments of transfer as BANCFIRST may reasonably require; provided, however, that if there be delivered to BANCFIRST by any person who is unable to produce any such certificate formerly representing shares of AMQUEST Common for transfer (i) evidence to the reasonable satisfaction of BANCFIRST that any such certificate has been lost, wrongfully taken or destroyed, and (ii) such security or indemnity as reasonably may be requested by BANCFIRST to save it and BancTrust harmless, and (iii) evidence to the reasonable satisfaction of BANCFIRST that such person is the owner of the shares theretofore represented by each certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present each such certificate and to receive shares of BANCFIRST Common pursuant to this Merger Agreement, then BANCFIRST, in the absence of actual notice to it that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such person the certificate(s) representing shares of BANCFIRST Common which such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed certificate formerly representing shares of AMQUEST Common.

     (e) Prior to the Effective Time neither BANCFIRST nor AMQUEST shall declare a stock dividend or make distributions upon or subdivide, split up, reclassify or combine its shares of common stock or declare a dividend or make a distribution on its common stock in any security convertible into or exchangeable for its common stock.

8. Board of Directors and Employees; Name Changes.   The directors of BANCFIRST
   -----------------------------------------------
   immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation immediately following the Effective Time and until the next annual meeting of shareholders at which their respective successors are elected and qualified. The officers and employees of the Surviving Corporation immediately following the Effective Time shall be the officers and employees of BANCFIRST immediately before the Effective Time. The directors, officers and employees of the Subsidiaries immediately following the Effective Time shall be the directors, officers and employees of the respective Subsidiaries immediately before the Effective Time.

   AMQUEST will cooperate with BANCFIRST in the procurement of requisite corporate and regulatory approvals and will use its reasonable best efforts to take such other steps as are appropriate and necessary to effect, when and if requested by BANCFIRST, changes in the name of each of the Subsidiaries to include the words "BANCFIRST" so that such name changes will become effective at the Effective Time or such later dates as may be designated by BANCFIRST.

9. Stock Options.
   -------------

     (a) As of the date of the Merger Agreement, there are outstanding and unexercised stock options for shares of AMQUEST Common held by directors, officers and employees of AMQUEST and its Subsidiaries. Immediately following the Effective Time, all unexercised stock options for shares of AMQUEST Common issued to and held by directors, officers and employees of AMQUEST and its Subsidiaries immediately prior to the Effective Time shall be assumed by BANCFIRST and converted into options to purchase that number of shares of BANCFIRST Common equal to the number of shares of AMQUEST Common subject to such unexercised options immediately prior to the Effective Time multiplied by the Exchange Rate. The per share exercise price of such options for shares of BANCFIRST Common shall be the exercise price applicable to the options for shares of AMQUEST Common converted into options for BANCFIRST shares divided by the Exchange Rate. Except as set forth herein, all terms and conditions of the stock option agreements for options for AMQUEST Common shall continue in full force and effect.

10.  Undertakings of the Parties.  AMQUEST and BANCFIRST further agree as
     ---------------------------
follows:

     (a) This Merger Agreement shall be submitted to the shareholders of AMQUEST and BANCFIRST for approval at meetings to be called and held in accordance with applicable law and the respective Certificates of Incorporation and By-laws of AMQUEST and BANCFIRST. Such shareholders' meetings will be scheduled to be held approximately 30 days following the mailing by AMQUEST and BANCFIRST of their proxy statements to their respective shareholders, which mailing will promptly follow the effective date of the registration statement to be filed by BANCFIRST with the Securities and Exchange Commission (the " SEC") as provided in Section 10(d). AMQUEST and BANCFIRST will cooperate with each other in order to facilitate the preparation, filing and clearance of the registration statement and the proxy statement under federal and state securities laws to be used with respect to such shareholders' meeting and the exchange of shares as contemplated by this Merger Agreement.

     (b) BANCFIRST will promptly prepare and file an application (believed in good faith by BANCFIRST to be substantially complete in form and substance) with the Board of Governors of the Federal Reserve System (the "Board") under appropriate provisions of Section 3 of the Bank Holding Company Act of 1956, as amended, and, if necessary, to the Oklahoma State Banking Board (the "Oklahoma Board") for prior approval of the Merger and/or the proposed acquisition of AMQUEST and/or one or more of the Subsidiaries by BANCFIRST. AMQUEST will furnish BANCFIRST such information, appropriate representations and documents as may be reasonably requested by BANCFIRST in connection therewith and will cooperate with BANCFIRST in the procurement of requisite corporate and regulatory approvals to effect the Merger. BANCFIRST will provide AMQUEST and its counsel with reasonable opportunity to comment on the applications which it proposes to file in connection with such regulatory approvals and will give due consideration to any comments of AMQUEST and its counsel before making such filings. BANCFIRST will use its reasonable best efforts to cause such applications to be approved by the Board and, if required, the Oklahoma Board and to obtain such other regulatory consents and approvals as may be necessary to facilitate the Merger, in each case as soon as possible, and will promptly provide AMQUEST with copies of all such applications together with correspondence to or from the Board and the Oklahoma Board related thereto.

     (c) The Effective Time shall occur, subject to Section 24 of this Merger Agreement, at such time as shall be designated by BANCFIRST which shall be a date not later than thirty (30) days following the latter of (A) receipt of all approvals of the Board and the Oklahoma Board and the expiration of any required waiting periods with respect thereto; (B) approval of the Merger by the shareholders of AMQUEST; and (C) approval of the Merger by the shareholders of BANCFIRST; provided, however, the Effective Time may be such other day as shall be agreed to by BANCFIRST and AMQUEST. BANCFIRST and AMQUEST shall use their best efforts to cause the Effective Time to occur on or before September 30, 1998.

     (d) BANCFIRST will promptly prepare and file with the SEC and use its reasonable best efforts to cause to become effective as soon as possible, a registration statement, including the related prospectus and proxy statement referred to in Section 10(a) above (the "Proxy Statement"), and any required amendments thereto or supplements to any prospectus contained therein, relating to the exchange of BANCFIRST Common contemplated by this Merger Agreement. BANCFIRST will provide AMQUEST and its counsel a reasonable opportunity to comment on such proposed filings and will give due consideration to any comments of AMQUEST and its counsel before making any such filings. Such registration statement will not cover resales by any persons who may be considered "underwriters" under Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act"). BANCFIRST shall use its reasonable best efforts to have the shares of BANCFIRST Common qualified or exempted from qualification under all applicable state securities laws as soon as possible. In the event that a stop order has been issued, or threatened, by the SEC, that suspends or would suspend the effectiveness of the registration statement, BANCFIRST shall use its reasonable best efforts to promptly remove, or cause not to be issued, any such stop order.

     (e) BANCFIRST will assume and pay all expenses incident to the obtaining of the requisite regulatory consents and approvals. Without limiting the generality of the foregoing, the expenses to be assumed and paid by BANCFIRST shall include (i) all legal and other expenses and taxes incurred by BANCFIRST incident to the consummation of the Merger contemplated by this Merger Agreement, (ii) all legal and other expenses incurred by BANCFIRST incident to the preparation and filing of the applications to the Board, the Oklahoma Board and other requests for regulatory consents and approvals with the appropriate bank regulatory agencies as set forth in or contemplated by this Merger Agreement and (iii) all legal and other expenses, if any, incurred in connection with the registration and qualification of BANCFIRST Common under federal and state securities laws. The expenses to be assumed and paid by BANCFIRST shall not include any legal, accounting or other expenses incurred by AMQUEST in the negotiation of the Merger, associated with the Proxy Statement, the examination or review of documents for its own benefit, in connection with its own corporate proceedings or with respect to any investment banker or advisor for services rendered on its behalf, all of which will be assumed and paid by AMQUEST. BANCFIRST will pay the expenses of reproducing the Proxy Statement.

     (f) All information furnished by or on behalf of AMQUEST to BANCFIRST or any of its representatives in connection with this Merger Agreement (whether before or after the date of this Merger Agreement) will be kept confidential by BANCFIRST in accordance with the terms of that certain agreement dated March 6, 1998 (the "Confidentiality Agreement") between BANCFIRST and AMQUEST.

     (g) BANCFIRST will provide AMQUEST with copies of all filings made by BANCFIRST with the SEC under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1933 Act and the respective rules and regulations of the SEC thereunder at the time such filings are made at any time prior to the Effective Time.

     (h) BANCFIRST will furnish to AMQUEST all information concerning BANCFIRST reasonably required by AMQUEST in connection with the preparation of proxy solicitation materials for use in soliciting proxies in connection with the meeting of AMQUEST's shareholders called for the purpose of voting on the Merger and will promptly advise AMQUEST if BANCFIRST determines that any of such information is or becomes false or misleading in any material respect. AMQUEST will furnish to BANCFIRST all information concerning AMQUEST and the Subsidiaries reasonably required by BANCFIRST in connection with BANCFIRST's preparation of the registration statement (including the related prospectus) and any required amendments or supplements thereto, or in connection with other filings by BANCFIRST relating to the registration of its shares and will promptly advise BANCFIRST if AMQUEST determines that any such information is or becomes false or misleading in any material respect.

     (i) No press release or other public disclosure of matters related to this Merger Agreement or any of the transactions contemplated hereby shall be made by AMQUEST or BANCFIRST unless the other party shall have provided its prior consent to the form and substance thereof; provided, however, that nothing herein shall be deemed to prohibit any party hereto from making any disclosure which its counsel deems necessary or advisable in order to fulfill such party's disclosure obligations imposed by law.

     (j) For not less than the three-year period immediately following the Effective Time, BANCFIRST shall make available adequate current public information about itself as that terminology is used in and as required by Rule 144(c) of the SEC under the 1933 Act.

     (k) AMQUEST will use its reasonable best efforts to cause each person who, in the joint opinion of counsel for BANCFIRST and AMQUEST, is at the Effective Time or was, at the time of AMQUEST's shareholders' meeting referred to in Section 10 hereof, an "affiliate" of AMQUEST (as that term is used in Rules 144 and 145 promulgated by the SEC under the 1933 Act), to execute and deliver to BANCFIRST the written undertakings in the form attached hereto as Exhibit B.
                                                      ---------

     (l) AMQUEST shall provide BANCFIRST with adequate opportunity to conduct such further reviews and examinations of the business, properties and conditions (financial and otherwise) of AMQUEST, as BANCFIRST shall deem prudent, provided that such investigations shall not interfere unreasonably with the normal operations of AMQUEST.

     (m) Prior to the Effective Time, BANCFIRST will file with the SEC and use its reasonable best efforts to cause to become effective not later than the Effective Time, a registration statement on Form S-8 or other appropriate form to register with the SEC the shares of BANCFIRST Common which may be issued to individuals upon the exercise of stock options and/or other stock-related benefits assumed by BANCFIRST pursuant to this Merger Agreement and will use its reasonable best efforts to cause such registration statement to remain in effect until the exercise or expiration of all such options and/or other stock-related benefits. BANCFIRST shall use its reasonable best efforts to have the shares of BANCFIRST Common which may be issued upon the exercise of such options qualified or exempted from qualification from all applicable state securities laws.

     (n) BANCFIRST shall cause the shares of BANCFIRST Common Stock to be issued in the Merger and the shares of BANCFIRST Common Stock issuable upon exercise of the AMQUEST options assumed by BANCFIRST in connection with the Merger to be approved for listing on the NASDAQ NMS prior to the Closing Date.

     (o) As soon as reasonably practicable after the Effective Time, BANCFIRST shall provide employee benefit plans and arrangements to active employees of AMQUEST and its Subsidiaries that are the same as, or substantially the equivalent of, the employee benefit plans and arrangements of BANCFIRST as in effect immediately prior to the Effective Time or as may be modified or terminated from time to time thereafter by BANCFIRST. Pending such action, BANCFIRST shall maintain the effectiveness of the AMQUEST benefit plans. From and after the Effective Time, BANCFIRST shall also honor, and shall cause the AMQUEST Subsidiaries to honor, in accordance with their terms, all employment and severance agreements and arrangements which apply to employees of the AMQUEST as disclosed in the AMQUEST Disclosure Schedule. BANCFIRST further agrees that the employees of the AMQUEST shall be credited for their actual and credited service with the AMQUEST for purposes of eligibility, vesting and benefit accrual (except in the case of a defined benefit pension plan) in the employee plans provided by BANCFIRST. Such employees' benefits under BANCFIRST's medical benefit plan shall not be subject to any exclusions for any pre-existing conditions, and credit shall be received for any deductibles or out-of-pocket amounts previously paid. On or before the Effective Time, if the Board of Directors of AMQUEST so determine, AMQUEST may pay cash bonuses to its employees in an aggregate amount consistent with past practice. BANCFIRST will pay one week of severance pay for each year of service with a maximum of 26 weeks to any employee of AMQUEST terminated as a result of a position elimination within the first year.

     (p) AMQUEST and BANCFIRST shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and to obtain the opinion of counsel referred to in
          Section 12 to such effect. BANCFIRST and AMQUEST shall each use their best efforts to cause the Merger to be accounted for as a pooling of interests for financial accounting purposes pursuant to the provisions of APB 16 and the rules and interpretations of the SEC relating thereto and shall use their best efforts to cause their respective shareholders not to take any action that would adversely affect the ability of BANCFIRST to account for the Merger as a pooling of interests.

     (q) At the Effective Time or as soon thereafter as BANCFIRST shall change the name of the Banks, all rights to use the name "AmQuest Financial," including, but not limited to, any federal or state trademarks or servicemarks related thereto, and any signage related thereto shall be assigned and conveyed by BANCFIRST and/or AMQUEST to the designees of AMQUEST without consideration, subject to the terms of a mutually acceptable agreement between the designees and BANCFIRST pursuant to which the designees agree that (i) "AmQuest Financial" will not be used anywhere in Oklahoma within one year following the Effective Time; and in any current AmQuest communities within two years following the Effective Time; and (ii) "AmQuest Financial" will not be used in commercial banking, savings bank or brokerage services in the state of Oklahoma for a period of three years following the Effective Time.

     (r) At the Effective Time, BANCFIRST shall enter into a registration rights agreement in the form attached hereto as Exhibit E with all of those shareholders of AMQUEST who, in the opinion of counsel to AMQUEST, may be considered affiliates of AMQUEST and who elect to be included in such agreement providing for the registration under the Securities Act of 1933 of the shares of BANCFIRST issued to them in connection with the Merger on a Form S-3 shelf registration statement providing for sales and other dispositions from time to time in nonunderwritten transactions.

11.  Dissenting Shareholders.  Shareholders of AMQUEST Common who do not vote
     -----------------------
     their shares in favor of the Merger and otherwise perfect applicable dissenters' rights will be entitled to applicable dissenters or appraisal rights, if any, under applicable provisions of the Oklahoma GCA. Consummation of the transactions contemplated by this Merger Agreement is specifically conditioned on the number of shares of AMQUEST Common as to which shareholder of AMQUEST exercise dissenting or appraisal rights, plus any "tainted" shares of AMQUEST Common held as treasury stock by AMQUEST, within the meaning of APB Opinion No. 16 totaling less than 10% of the number of shares of AMQUEST Common issued and outstanding at the Effective Time.

12.  Tax Opinion.  BANCFIRST and AMQUEST shall use their respective reasonable
     -----------
     best efforts to obtain from Crowe and Dunlevy a written opinion addressed to AMQUEST, its shareholders and BANCFIRST, that based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the regulations thereunder and rulings issued by the Internal Revenue Service in transactions similar to those contemplated by this Merger Agreement:

     (a) The statutory Merger of AMQUEST with and into BANCFIRST will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code;

     (b) No gain or loss will be recognized by BANCFIRST or AMQUEST as a consequence of the transactions herein contemplated;

     (c) No gain or loss will be recognized by the shareholders of AMQUEST on the exchange of their shares of AMQUEST Common for shares of BANCFIRST Common (disregarding for this purpose any cash consideration received by such shareholders of AMQUEST Common, including any cash received pursuant to the exercise of statutory dissenters' rights or for fractional share interests to which they may be entitled);

     (d) The Federal income tax basis of the BANCFIRST Common (including fractional share interests to which they may be entitled) received by the shareholders of AMQUEST Common for their shares of AMQUEST Common will be the same as the Federal income tax basis of the AMQUEST Common surrendered in exchange therefor; and

     (e) The holding period of the BANCFIRST Common received by a shareholder of AMQUEST Common will include the period for which the AMQUEST Common exchanged therefor was held, provided the exchanged AMQUEST Common was held as a capital asset by such shareholder on the date of the exchange.

13.  Representations and Warranties of BANCFIRST. BANCFIRST represents and
     -------------------------------------------
     warrants to AMQUEST that, except as set forth in BANCFIRST's disclosure letter to AMQUEST dated May 6, 1998, and any attachments or schedules annexed thereto, and delivered to AMQUEST not later than the time of AMQUEST's execution of this Merger Agreement (the "BANCFIRST Disclosure Letter") and except as otherwise indicated below:

     (a) BANCFIRST is a corporation duly organized and validly existing in good standing under the laws of the State of Oklahoma, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business and is in good standing in the State of Oklahoma, together with all other jurisdictions where it is both required to so qualify and where the failure to so qualify would have a BANCFIRST Material Adverse Effect, as hereinafter defined. A BANCFIRST Material Adverse Effect is that which has or would have a material adverse effect on the business, operations, financial condition or results of operations of BANCFIRST and its subsidiaries, taken as a whole, or on the ability of BANCFIRST to consummate the transactions contemplated hereby. BANCFIRST has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it and its subsidiaries. BANCFIRST is not subject to any formal or informal agreement or understanding with, nor is it subject to any order of, any bank regulatory authority restricting or prohibiting or attempting to restrict or prohibit any activities or conduct of BANCFIRST. Subject only to obtaining the required regulatory and shareholder approvals, BANCFIRST is, and at all times after the date of this Merger Agreement to and including the Effective Time will be, authorized to effect the Merger under applicable law. As of March 31, 1998 BANCFIRST had authorized capital stock of $22 million, divided into 7.5 million shares of BANCFIRST Common, 6,362,699 of which shares of BANCFIRST Common were issued and outstanding, 900,000 shares of 10% Cumulative Preferred Stock par value $5.00 per share, of which no shares were issued and outstanding and 10 million shares of Senior Preferred Stock, $1.00 par value of which no shares were issued and outstanding. All of the issued and outstanding shares of BANCFIRST's capital stock are duly authorized, validly issued, fully paid, nonassessable and subject to no pre-emptive rights.

     (b) BANCFIRST has furnished to AMQUEST copies of the following financial statements relating to BANCFIRST and its consolidated subsidiaries:
          (i) the audited Consolidated Balance Sheets of BANCFIRST as of December 31, 1996 and 1997 and the Consolidated

          Statements of Income, Shareholders' Equity and Cash Flows for the years then ended, together with the notes thereto, as audited by Coopers & Lybrand, L.L.P., , independent auditors; and (ii) the unaudited Consolidated Balance Sheet of BANCFIRST as at March 31, 1998 and the unaudited Consolidated Statements of Income for the period then ended, together with the notes thereto. Each of the aforementioned financial statements present fairly, in accordance with generally accepted accounting principles (applied on a consistent basis except as disclosed in the footnotes thereto), the consolidated financial position and results of operations of BANCFIRST as of the dates and for the periods therein set forth. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since March 31, 1998, there has not been any change in the financial condition, results of operations or business of BANCFIRST and its subsidiaries that has had a BANCFIRST Material Adverse Effect.

     (c) Since December 31, 1994, BANCFIRST and each of its subsidiaries has filed all reports, registrations and statements, together with any required amendments thereto, that any of them was required to file with (i) the SEC, including, but not limited to, all Forms 10-K, Forms 10-Q, Forms 8-K, annual reports and proxy statements, (ii) the Board,
          (iii) the Federal Deposit Insurance Corporation (the "FDIC"), (iv) the Oklahoma Banking Department (the "OBD") and (v) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to in this Merger Agreement as the BANCFIRST Reports. As of their respective dates, the BANCFIRST Reports complied in all material respects with the respective rules and regulations promulgated by the SEC, the Board, the FDIC, the OBD and state securities or banking authorities, and did not contain at the time filed any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (d) The Board of Directors of BANCFIRST has duly authorized (i) the execution and delivery of this Merger Agreement and approved the Merger as contemplated by said Merger Agreement and will recommend it to the BANCFIRST shareholders for adoption; and (ii) the increase in authorized common stock of BANCFIRST to 12 million shares and will recommend such increase to the BANCFIRST shareholders. BANCFIRST has all requisite power and authority to enter into this Merger Agreement and, following the vote of its shareholders in favor of the Merger, and the authorization of additional shares to be issued in the Merger, BANCFIRST will have the authority to consummate the transactions contemplated hereby. Subject to the approval by the shareholders of BANCFIRST, this Merger Agreement constitutes the valid, legally binding and enforceable obligation of BANCFIRST and this Merger Agreement and the consummation of the Merger have been duly authorized and approved on behalf of BANCFIRST by all requisite corporate action. Provided the required approvals are obtained from the BANCFIRST shareholders, the Board and the Oklahoma Board, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court, bank regulatory agency or other governmental agency to which BANCFIRST is subject, any contract, agreement or instrument to which BANCFIRST is a party or by which BANCFIRST is bound or committed, or the Certificate of Incorporation or By-laws of BANCFIRST, or constitute an event which with the lapse of time or action by a third party, could, to the best of the knowledge of BANCFIRST and its executive officers, after due inquiry, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of BANCFIRST or upon any of the stock of BANCFIRST or adversely affect the ability of BANCFIRST to consummate the transactions contemplated hereby, except, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the Effective Time or (ii) if not so cured or waived would not, in the aggregate, have any BANCFIRST Material Adverse Effect.

     (e) The reserve for possible loan and lease losses shown on the March 31, 1998 Consolidated Balance Sheet of BANCFIRST is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of March 31, 1998.

     (f) Except as disclosed in the financial statements referred to in Section 13(b), there is no litigation, action, suit, investigation or proceeding pending or, to the best of the knowledge of BANCFIRST and its executive officers after due inquiry, overtly threatened against or affecting BANCFIRST or its subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, which is reasonably likely to be resolved adversely to the interest of BANCFIRST or its subsidiaries and, if so resolved, would have a BANCFIRST Material Adverse Effect or materially impair its ability to perform under this Merger Agreement, and to the best of the knowledge and belief of BANCFIRST and its executive officers after due inquiry, no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert or initiate any such litigation, action, suit, investigation or proceeding against BANCFIRST based upon the wrongful action or inaction of BANCFIRST or its subsidiaries or any of their respective officers, directors or employees.

     (g) At the Effective Time and on such subsequent dates when the former shareholders of AMQUEST surrender their certificates formerly representing shares of AMQUEST Common for cancellation and exchange, the shares of BANCFIRST Common to be exchanged with former shareholders of AMQUEST will be duly authorized and validly issued by BANCFIRST and will be fully paid and nonassessable and subject to no pre-emptive rights.

     (h) BANCFIRST and each of its subsidiaries have good and marketable title to all their respective assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of its subsidiaries and all other assets and properties reflected in BANCFIRST's Balance Sheet as of March 31, 1998 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since March 31, 1998 ). Such assets and properties are subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except (i) as noted in said Balance Sheet or the notes thereto; (ii) statutory liens for taxes not yet delinquent; (iii) landlord's liens; and (iv) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges do not, in the aggregate, have a BANCFIRST Material Adverse Effect. BANCFIRST and its subsidiaries as lessees have the unqualified right under valid and subsisting leases to occupy, use, possess and control all property leased by BANCFIRST and its subsidiaries. At the Effective Time all limitations affecting such properties will not, in the aggregate, have a BANCFIRST Material Adverse Effect.

     (i) To the best of the knowledge of BANCFIRST and its executive officers after due inquiry, BANCFIRST and its subsidiaries have complied with all laws, regulations and orders applicable to them and to the conduct of their businesses, including without limitation all statutes, rules and regulations pertaining to the conduct of banking activities except for violations which, together with any penalty which results therefrom, have not had and will not have a BANCFIRST Material Adverse Effect. Neither BANCFIRST nor any of its subsidiaries is in default under, and no event has occurred which, to the best of the knowledge of BANCFIRST and its executive officers after due inquiry, is likely to result in a default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, in each case where the default has had or is likely to have a BANCFIRST Material Adverse Effect.

     (j) BANCFIRST has not incurred and will not incur directly or indirectly any liability for brokerage, finders', agents' or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated hereby.

     (k) Each pension, stock bonus or purchase, profit-sharing, retirement, health and welfare plan maintained by or covering employees of BANCFIRST or any subsidiary of BANCFIRST (hereinafter referred to collectively as the "plans") which purports to be a qualified plan under Section 401(a) of the Internal Revenue Code is so qualified. All of the plans which constitute employee benefit or employee welfare benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), have been maintained in compliance in all material respects with the applicable requirements of ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered. BANCFIRST and its executive officers, after due inquiry, have no knowledge either of any circumstances which would adversely affect the qualification of the plans or their compliance with the applicable requirements of ERISA, would result or have resulted in liability under Title IV of ERISA or of any "reportable event" (as such term is defined in Section 4043(b) of ERISA) or any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred during the past five years and which could reasonably be expected to result in any material liability of BANCFIRST or any subsidiary to the Pension Benefit Guaranty Corporation (the "PBGC"), the Department of Treasury, the

          Department of Labor or any multiemployer plan. Those plans which are defined benefit plans within the meaning of ERISA meet the minimum funding standards set forth in the Internal Revenue Code and ERISA and the assets of such plans equal or exceed the actual present value of accrued benefits under such plans determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation. There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the plans, any fiduciaries thereof with respect to their duties to the plans or the assets of any of the trusts under any of the plans which could reasonably be expected to result in any material liability of BANCFIRST or any subsidiary to the PBGC, Department of Treasury, Department of Labor or any multiemployer plan.

     (l) Except where the failure to file would not have a BANCFIRST Material Adverse Effect on BANCFIRST and its subsidiaries, BANCFIRST and/or its subsidiaries have duly filed all federal, state, county and local income, franchise, bank, excise, real and personal property and other tax returns and reports (including, but not limited to, those relating to social security, withholding, unemployment insurance, and occupation (sales) and use taxes and those filed on a consolidated, combined or unitary basis) required to have been filed by BANCFIRST or its subsidiaries up to the date hereof. All of the foregoing returns are true and correct in all material respects, and BANCFIRST and its subsidiaries have paid or, prior to the Effective Time, will pay all taxes, interest and penalties shown on such returns or reports as being due or (except to the extent the same are contested in good faith and, if material, summarized in the BANCFIRST Disclosure Letter) or claimed to be due to any federal, state, county, local or other taxing authority, and there is, and at the Effective Time will be, no basis for any additional claim or assessment which might have a BANCFIRST Material Adverse Effect, except for those being contested in good faith and summarized in the BANCFIRST Disclosure Letter. BANCFIRST and its subsidiaries have paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending on or before the date hereof. BANCFIRST and its subsidiaries have, and at the Effective Time will have, no liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the Effective Time in the ordinary course of business and are properly accrued on the books of BANCFIRST as of the Effective Time or are being contested in good faith and have, if material, been summarized in the BANCFIRST Disclosure Letter.

     (m) BANCFIRST has in effect insurance coverage with reputable insurers, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by bank holding companies comparable in size and operation to BANCFIRST.

     (n) Neither the Proxy Statement nor the related registration statement nor any amendment or supplement thereto that is filed with the SEC in connection with the transactions contemplated hereby (except for any information which has been or shall be supplied by AMQUEST for inclusion in the Proxy Statement and registration statement and is so included as so supplied) shall contain (in the case of information relating to the Proxy Statement, at the time it is mailed and in the case of information relating to the registration statement at the time it becomes effective and at the time of AMQUEST's shareholders' meeting) any untrue statement of a material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. The registration statement and any amendments or supplements thereto that are filed with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of the 1933 Act and the rules and regulations promulgated thereunder.

     (o) No employee of BANCFIRST or any of its subsidiaries is represented, for purposes of collective bargaining, by a labor organization of any type. BANCFIRST is unaware of any efforts during the past five years to unionize or organize any employees of BANCFIRST or any of its subsidiaries, and no claim related to such employees under the Fair Labor Standards Act, National Labor Relations Act, Civil Rights Act of 1964, Walsh-Healy Act, Davis Bacon Act, Civil Rights Act of 1866, Age Discrimination in Employment Act, Equal Pay Act of 1963, Executive Order No. 11246, Federal Unemployment Tax Act, Vietnam Era Veterans Readjustment Act, Occupational Safety and Health Act, or any state or local employment related law, order, ordinance or regulation, no unfair labor practice, discrimination or wage-and-hour claim is pending or, to the best of knowledge of BANCFIRST and its executive officers after due inquiry, threatened against BANCFIRST or any of its subsidiaries which claim has had or is reasonably likely to have a BANCFIRST Material Adverse Effect.

     (p) To the actual knowledge of BANCFIRST and its executive officers: (i) with respect to any contaminant, pollutant, hazardous substance, hazardous waste, hazardous pollutant, toxic pollutant, toxic waste or toxic substance ("Contaminant"), there are no material actions, proceedings or investigations pending or threatened before any federal or state environmental regulatory body, or before any federal or state court, alleging non-compliance with or liability in connection with, by BANCFIRST or any of its subsidiaries, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C.
          (S)(S)9601 et seq. ("CERCLA:), the Resource Conservation and Recovery Act, 42 U.S.C. (S)(S)6901 et seq. ("RCRA:), the Clean Water Act, 33 U.S.C. (S)(S)1251 et seq. ("CWA"), or the Clean Air Act, 42 U.S.C.
          (S)(S)7401 et seq. ("CAA"), as each is amended from time to time, or any other federal, state, local or municipal statute, ordinance or regulation, or order, ruling or other decision of any court, administrative agency or other governmental authority relating to health or safety or environmental protection (such statutes, ordinances, regulations, orders, rulings and decisions, together, "Environmental Laws"); (ii) neither BANCFIRST nor any of its subsidiaries is responsible in any material respect under any Environmental Law for any release by any person at or in the vicinity of real property of any Contaminant, including without limitation by spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any such Contaminant into the environment (collectively "Release"); (iii) neither BANCFIRST nor any of its subsidiaries is responsible for any material costs of any response action required by virtue of any Release of any Contaminant into the environment including, without limitation, costs arising from investigation, removal or remediation of Contaminants, security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body or any other person;
          (iv) BANCFIRST and its subsidiaries are, in all material respects, in compliance with all applicable Environmental Laws; and (v) no real property owned or used by BANCFIRST or any of its subsidiaries contains any Contaminant including, without limitation, any asbestos, PCBs or petroleum products or byproducts in any form, the presence, location or condition of which (a) is reasonably likely to require remediation or other corrective action pursuant to any Environmental Law in any material respect, or (b) otherwise would pose any significant health or safety risk unless remedial measures were taken.

     (q) The statements made in the BANCFIRST Disclosure Letter and any attachments thereto shall be deemed to constitute representations and warranties of BANCFIRST under this Merger Agreement to the same extent as if herein set forth in full. Anything disclosed in the BANCFIRST Disclosure Letter or the attachments thereto shall be considered to have been disclosed for purposes of all representations, warranties and covenants under this Merger Agreement.

14.  Representations and Warranties of AMQUEST. AMQUEST represents and warrants
     -----------------------------------------
     to BANCFIRST that, except as shall be set forth in AMQUEST's disclosure letter dated May 6, 1998, and any attachments or schedules annexed thereto, and delivered to BANCFIRST not later than the time of BANCFIRST's execution of this Merger Agreement (the "AMQUEST Disclosure Letter"), and except as indicated below:

     (a) AMQUEST is a corporation duly organized and validly existing in good standing under the laws of the State of Oklahoma, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business and is in good standing in the State of Oklahoma, together with all other jurisdictions where it is both required to so qualify and where the failure to so qualify would have a AMQUEST Material Adverse Effect, as hereinafter defined. An AMQUEST Material Adverse Effect is that which has or would have a material adverse effect on the business, operations, financial condition or results of operations of AMQUEST and the Subsidiaries taken as a whole, or on the ability of AMQUEST to consummate the transactions contemplated hereby. AMQUEST and the Subsidiaries each have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. AMQUEST is not subject to any formal or informal agreement or understanding with, nor is it subject to any order of, any bank regulatory authority restricting or prohibiting or attempting to restrict or prohibit any activities or conduct of AMQUEST. Subject only to obtaining the required regulatory approvals and the approval of AMQUEST shareholders, AMQUEST is, and at all times after the date of this Merger Agreement to and including the Effective Time will be, authorized to effect the Merger under applicable law. As of March 31, 1998, AMQUEST had authorized capital stock consisting of 6,000,000 shares of AMQUEST Common, of which a total of 3,604,196 shares were issued and outstanding and 443,445 of which were shares of treasury stock owned by AMQUEST. All of the issued and outstanding shares of AMQUEST Common are duly authorized, validly issued, fully paid, nonassessable and subject to no pre-emptive rights. There are no outstanding options, warrants, stock appreciation rights or commitments of any kind related to AMQUEST's capital stock or the exchange of AMQUEST's capital stock except for outstanding stock options which have been granted related to the purchase of not more than 154,902 shares of AMQUEST Common.

     (b) AMQUEST has furnished to BANCFIRST copies of the following financial statements relating to AMQUEST and the Subsidiaries on a consolidated basis: (i) the audited Consolidated Balance Sheet of AMQUEST as of December 31, 1996 and 1997, and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years then ended, together with the notes thereto, as audited by Arthur Andersen, L.L.P., Certified Public Accountants; and (ii) the unaudited Consolidated Balance Sheet of AMQUEST as at March 31, 1998 and the unaudited Consolidated Statement of Income for the period then ended. Each of the aforementioned financial statements presents fairly, in accordance with generally accepted accounting principles (applied on a consistent basis except as disclosed in the footnotes thereto), the consolidated financial position and results of operations of AMQUEST as of the dates and for the periods therein set forth. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since March 31, 1998, there has not been any change in the financial condition, results of operations or business of AMQUEST and the Subsidiaries that has had a AMQUEST Material Adverse Effect.

     (c) Since December 31, 1994, AMQUEST and each of the Subsidiaries has filed all reports, registrations and statements, together with any required amendments thereto, that any of them was required to file with (i) the Board, (ii) the FDIC, (iii) OCC and (iv) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to in this Merger Agreement as the "AMQUEST Reports." As of their respective dates, the AMQUEST Reports complied in all material respects with the respective rules and regulations promulgated by the Board, the FDIC, the OCC and state securities or banking authorities, and did not contain at the time filed any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (d) The Board of Directors of AMQUEST has duly authorized the execution and delivery of this Merger Agreement and approved the Merger as contemplated by the Merger Agreement and, subject to the fiduciary duties of the Board of Directors, will recommend it to the AMQUEST shareholders for adoption. Subject to the approval by the shareholders of AMQUEST, this Merger Agreement constitutes the valid, legally binding and enforceable obligation of AMQUEST and AMQUEST has all requisite power and authority to enter into this Merger Agreement and AMQUEST has the authority to consummate the transactions contemplated hereby so that, provided all such shareholder and regulatory approvals are obtained, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court, bank regulatory agency or other governmental agency to which AMQUEST is subject, any contract, agreement or instrument to which AMQUEST is a party or by which AMQUEST is bound or committed, or the Certificate of Incorporation or By-Laws of AMQUEST, or constitute an event which with the lapse of time or action by a third party, could, to the best of the knowledge of AMQUEST and its executive officers after due inquiry, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of AMQUEST or upon any of AMQUEST's capital stock; except, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the Effective Time or (ii) if not so cured or waived would not, in the aggregate, have a AMQUEST Material Adverse Effect.

     (e) The reserve for possible loan and lease losses shown on the March 31, 1998 Consolidated Balance Sheet of AMQUEST is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including, without limitation, accrued interest receivable) as of March 31, 1998.

     (f) Except as disclosed in the financial statements referred to in Section 14(b), there is no litigation, action, suit, investigation or proceeding pending or, to the best of the knowledge AMQUEST and its executive officers after due inquiry, overtly threatened, against or affecting AMQUEST or any of its Subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority which is reasonably likely to be resolved adversely to the interest of AMQUEST or its Subsidiaries and, if so resolved, would have a AMQUEST Material Adverse Effect, and to the best of the knowledge and belief of AMQUEST and its executive officers after due inquiry, no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert or initiate any such litigation, action, suit, investigation or proceeding against AMQUEST based upon the wrongful action or inaction of AMQUEST or any of its Subsidiaries or any of their respective officers, directors or employees.

     (g) AMQUEST and its Subsidiaries have good and marketable title to all their respective assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of its Subsidiaries and all other assets and properties reflected in AMQUEST's Balance Sheet as of March 31, 1998 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since March 31, 1998). Such assets and properties are subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except (i) as reflected in said Balance Sheet or the notes thereto; (ii) statutory liens for taxes not yet delinquent;
          (iii) landlord's liens; and (iv) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges do not, in the aggregate, have a AMQUEST Material Adverse Effect. AMQUEST and its Subsidiaries as lessee have the unqualified right under valid and subsisting leases to occupy, use, possess and control all property leased by AMQUEST and its Subsidiaries. At the Effective Time all limitations affecting such properties will not, in the aggregate, have a AMQUEST Material Adverse Effect.

     (h) To the best of the knowledge of AMQUEST and its executive officers after due inquiry, AMQUEST and its Subsidiaries have complied with all laws, regulations and orders applicable to them and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for violations which together with any penalty which results therefrom have not had and will not have a AMQUEST Material Adverse Effect. Neither AMQUEST nor any of its Subsidiaries is in default under, and no event has occurred which, to the best of the knowledge of AMQUEST and its executive officers after due inquiry, is likely to result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, in each case when the default has had or is likely to have a AMQUEST Material Adverse Effect.

     (i) AMQUEST has not incurred and will not incur any liability for brokerage, finders', agents', or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated hereby except for fees to Howe Barnes Investments, Inc. to be determined in accordance with the terms of that certain engagement letter dated January 27, 1998, which is annexed as an exhibit to the AMQUEST Disclosure Letter, which fees will be accrued as a liability of AMQUEST not later than the end of the month prior to the Effective Time.

     (j) Except as set forth in the AMQUEST Document List (the "AMQUEST Document List") attached to the AMQUEST Disclosure Letter, neither AMQUEST nor any of its Subsidiaries is a party to or bound by any written or oral (i) employment or consulting contract which is not terminable by AMQUEST or its Subsidiaries on 60 days or less notice,
          (ii) employee bonus, deferred compensation, pension, stock bonus or purchase, profit-sharing, retirement or stock option plan, (iii) other employee benefit or welfare plan, or (iv) other executory material agreements as defined by the instructions to Exhibit 10 under Item 601 of SEC Regulation S-K. All such pension, stock bonus, profit-sharing, retirement, health and welfare plans set forth in the AMQUEST Document List are hereinafter referred to collectively as the "Plans." Each of those Plans which purports to be a qualified plan under Section 401(a) of the Internal Revenue Code is so qualified and nothing has occurred, to the knowledge of AMQUEST and its executive officers, whether by action or the failure to act, which could reasonably be expected to result in the loss of such qualification. All of the plans which constitute employee pension benefit plans or employee welfare plans subject to ERISA have been maintained in compliance in all material respects with ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered. AMQUEST and its executive officers, after due inquiry, have no knowledge either of any circumstances which would adversely affect the qualification of the plans or their compliance with ERISA, would result or have resulted in liability under Title IV of ERISA or of any unreported "reportable event" (as such term is defined in Section 4043(b) of ERISA) or "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue

          Code) which has occurred during the past five years and which could reasonably be expected to result in any material liability of AMQUEST or any Subsidiary to the PBGC, the Department of Treasury, the Department of Labor or any multiemployer plan. Those plans which are defined benefit plans within the meaning of ERISA meet the minimum funding standards set forth in the Internal Revenue Code and ERISA and the assets of such plans equal or exceed the actual present value of accrued benefits under such plans as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation. There are no pending or threatened claims (other than claims for benefits in the ordinary course and pursuant to domestic relations orders), lawsuits or arbitrations which have been asserted or instituted against the plans, any fiduciaries thereof with respect to their duties to the plans or the assets of any of the trusts under any of the plans which could reasonably be expected to result in any material liability of AMQUEST or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor or any multiemployer plan.

     (k) Except where the failure to file would not have a AMQUEST Material Adverse Effect on AMQUEST and its Subsidiaries, AMQUEST and/or its Subsidiaries have duly filed all federal, state, county and local income, franchise, bank, excise, real and personal property and other tax returns and reports (including, but not limited to, those relating to social security, withholding, unemployment insurance, and occupation (sales) and use taxes and those filed on a consolidated, combined or unitary basis) required to have been filed by AMQUEST or its Subsidiaries up to the date hereof. AMQUEST has made available to BANCFIRST a copy of its Federal income tax return for the years 1995 and 1996 and agrees to provide a copy of its Federal income tax return for the year 1997 when the same becomes available. All of the foregoing returns are true and correct in all material respects, and AMQUEST and its Subsidiaries have paid or, prior to the Effective Time, will pay all taxes, interest and penalties shown on such returns or reports as being due or (except to the extent the same are contested in good faith and, if material, summarized in the AMQUEST Disclosure Letter) claimed to be due to any federal, state, county, local or other taxing authority, and there is, and at the Effective Time will be, no basis for any additional claim or assessment which might have a AMQUEST Material Adverse Effect, except for those being contested in good faith and summarized in the AMQUEST Disclosure Letter. AMQUEST and its Subsidiaries have paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending on or before the date hereof. AMQUEST and its Subsidiaries have, and at the Effective Time will have, no liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the Effective Time in the ordinary course of business and are properly accrued on the books of AMQUEST as of the Effective Time or are being contested in good faith and have, if material, been summarized in the AMQUEST Disclosure Letter.

     (l) AMQUEST has in effect insurance coverage with reputable insurers which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by bank holding companies comparable in size and operation to AMQUEST.

     (m) AMQUEST has not, since March 31, 1998 to the date hereof, (i) sold or issued any corporate debt securities or sold, issued, reissued or increased its shares of its capital stock; (ii) granted any option for the purchase of capital stock other than with respect to existing stock option plans; (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock, except as permitted pursuant to Section 15(a) hereof or directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock;
          (iv) incurred any obligation or liability (absolute or contingent) except obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected to lien or encumbrance (other than landlord's liens and statutory liens for taxes not yet delinquent and banking transactions conducted in the ordinary course of business) on any of its material assets or properties; (v) discharged or satisfied any material lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than liabilities included in AMQUEST's financial statements as of March 31, 1998, liabilities incurred since the date thereof in the ordinary course of business and liabilities incurred in carrying out the transactions contemplated by this Merger Agreement; (vi) sold, exchanged or otherwise disposed of any material capital assets; (vii) made any extraordinary officers' salary increase or wage increase, entered into any employment contract with any officer or salaried employee or instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; (viii) suffered any damage, destruction or loss, whether or not covered by insurance, that has had a AMQUEST Material Adverse Effect or waived any rights of value which, in the aggregate, have had a AMQUEST Material Adverse Effect; (ix) entered or agreed to enter into any agreement or arrangement granting any preferential right to purchase any of its material assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such material assets, properties or rights; or (x) entered into any other material transaction (other than in the ordinary course of business) except as expressly contemplated by this Merger Agreement.

     (n) AMQUEST has annexed to the AMQUEST Disclosure Letter a loan schedule identifying certain loan agreements, notes and borrowing arrangements (the "AMQUEST Loan Schedule") between its Subsidiaries and borrowers of its Subsidiaries. Except as specifically noted on the AMQUEST Loan Schedule, no Subsidiary was, as of March 31, 1998, a party to any written or oral (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $250,000 per loan, under the terms of which the obligor is over 60 days delinquent in payment of principal or interest or, to the best of AMQUEST's knowledge, in default of any other provision as of the dates shown thereon; (ii) loan agreement, note or borrowing arrangement which has been classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by AMQUEST, a Subsidiary or banking regulator; (iii) loan agreement, note, or borrowing arrangement, including any loan guaranty, with any director, executive officer or ten percent shareholder of AMQUEST or, to the actual knowledge of AMQUEST and its executive officers after due inquiry, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or, (iv) to the best of the knowledge of AMQUEST and its executive officers after due inquiry, loan agreement, note or borrowing arrangement in violation of any law, regulation or rule of any governmental authority and which violation could, to the best of the knowledge of AMQUEST and its executive officers after due inquiry, have a AMQUEST Material Adverse Effect.

     (o) None of the information provided by AMQUEST to BANCFIRST for inclusion in the Proxy Statement or related registration statement or any amendment or supplement thereto (to the extent so included as so provided) shall contain (in the case of information relating to the Proxy Statement, at the time it is mailed and in the case of information relating to the registration statement, at the time it becomes effective) any untrue statement of a material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

     (p) Neither AMQUEST nor any Subsidiary is, as of the date hereof, a party to any material contract and/or any material credit agreement as obligor, maker, issuer or guarantor and which contract or agreement contains covenants which make the acquisition of AMQUEST or any Subsidiary by or merger with another entity a condition of default or acceleration.

     (q)  Attached hereto as Exhibit A is AMQUEST's Subsidiaries List which sets
                             ---------
          forth the complete legal name of each Subsidiary, a designation of the laws under which each Subsidiary is incorporated and the activities conducted by each Subsidiary. Except as set forth in Exhibit A,
                                                               ---------
          AMQUEST has no subsidiaries. Each of the Subsidiaries is a corporation, limited liability company or similar entity duly organized and validly existing in good standing under the laws of the United States or the state of its incorporation or organization and has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it and is duly qualified to do business and is in good standing in all jurisdictions where the failure to so qualify (together with all such failures) would have a AMQUEST Material Adverse Effect. Except as may be set forth in Exhibit A, AMQUEST and/or one or more of its
                          ---------
          Subsidiaries owns beneficially and of record all the outstanding shares of capital stock of each Subsidiary, which stock is fully paid and non-assessable (except as provided in 12 U.S.C. (S)55 and similar state laws). Neither AMQUEST nor any of its Subsidiaries is a party to any partnership or joint venture or owns more than 5% of the equity or voting interest in any entity or enterprise.

     (r) No employee of AMQUEST or any of its Subsidiaries is represented, for purposes of collective bargaining, by a labor organization of any type. AMQUEST is unaware of any efforts during the past five years to unionize or organize any employees of AMQUEST or any of its Subsidiaries, and no claim related to such employees under the Fair Labor Standards Act, National Labor Relations Act, Civil Rights Act of 1964, Walsh-Healy Act, Davis Bacon Act, Civil Rights Act of 1866, Age Discrimination in Employment Act, Equal Pay Act of 1963, Executive Order No. 11246, Federal Unemployment Tax Act, Vietnam Era Veterans Readjustment Act, Occupational Safety and Health Act, or any state or local employment related law, order, ordinance or regulation, no unfair labor practice, discrimination or wage-and-hour claim is pending or, to the best of the knowledge of AMQUEST and its executive officers after due inquiry, threatened against AMQUEST or its Subsidiaries, which claim has had or is reasonably likely to have a AMQUEST Material Adverse Effect.

   (s) To the actual knowledge of AMQUEST and its executive officers: (i) with respect to any Contaminant, there are no material actions, proceedings or investigations pending or threatened before any federal or state environmental regulatory body, or before any federal or state court, alleging non-compliance with or liability in connection with, by AMQUEST or any Subsidiary, CERCLA or any other Environmental Laws; (ii) neither AMQUEST nor any Subsidiary is responsible in any material respect under any Environmental Law for any Release by any person at or in the vicinity of any real property of any Contaminant, including without limitation by spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any such Contaminant into the environment; (iii) neither AMQUEST nor any Subsidiary is responsible for any material costs of any response action required by virtue of any Release of any Contaminant into the environment including, without limitation, costs arising from investigation, removal or remediation of Contaminants, security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body or any other person; (iv) AMQUEST and each Subsidiary is, in all material respects, in compliance with all applicable Environmental Laws; and (v) no real property owned or used by AMQUEST or any Subsidiary contains any Contaminant including, without limitation, any asbestos, PCBs or petroleum products or byproducts in any form, the presence, location or condition of which (a) is reasonably likely to require remediation or other corrective action pursuant to any Environmental Law in any material respect, or (b) otherwise would pose any significant health or safety risk unless remedial measures were taken.

   (t) The statements made in the AMQUEST Disclosure Letter and any attachments thereto shall be deemed to constitute representations and warranties of AMQUEST under this Merger Agreement to the same extent as if herein set forth in full. Anything disclosed in the AMQUEST Disclosure Letter or the attachments thereto shall be considered to have been disclosed for purposes of all representations, warranties and covenants under this Merger Agreement.

15. Action by AMQUEST Pending Effective Time.  AMQUEST agrees that from the date
    ----------------------------------------
    of this Merger Agreement until the earlier of the Effective Time or the time that this Merger Agreement is terminated, except as stated in AMQUEST's Disclosure Letter or except with prior written permission of BANCFIRST, which, in any case covered by Section 15(d) hereof, shall not be unreasonably withheld:

    (a) Beginning with the second quarter of 1998 and for each succeeding calendar quarter thereafter prior to the calendar quarter in which the Effective Time shall occur, AMQUEST

        (i) will not declare or pay any dividends or make any distributions on shares of AMQUEST Common, except cash dividends of (A) $.04 per share for the second quarter of 1998 and (B) of not more than $.04 per share for each quarter subsequent to the second quarter of 1998; and

        (ii) except as hereinbelow provided, will not declare or pay any dividends or make any distributions in any amount on AMQUEST Common in the quarter in which the Effective Time shall occur and in which the shareholders of AMQUEST Common are entitled to receive regular quarterly dividends on the shares of BANCFIRST Common into which the shares of AMQUEST Common have been converted. It is the intent of this part (ii) to provide that the holders of AMQUEST Common will receive either the payment of cash dividends on their shares of AMQUEST Common or the payment of cash dividends as the holders of shares of BANCFIRST Common received in exchange for the shares of AMQUEST Common for the calendar quarter during which the Effective Time shall occur, but will not receive and will not become entitled to receive for the same calendar quarter both the payment of a cash dividend as shareholders of AMQUEST and the payment of a cash dividend as the holders of the shares of BANCFIRST Common received in exchange for the shares of AMQUEST Common. In the event that AMQUEST does not declare and pay cash dividends on its AMQUEST Common in a particular calendar quarter because of AMQUEST's reasonable expectation that the Effective Time would occur in said calendar quarter and the Effective Time does not in fact occur effective in said calendar quarter, then, as a result thereof, AMQUEST shall be entitled to declare and pay a cash dividend

             (within the limitations of this Section 15) on said shares of AMQUEST Common for said calendar quarter as soon as reasonably practicable.

       The declaration of any dividends within the limitations of this paragraph shall remain within the discretion of the Board of Directors of AMQUEST.

   (b) AMQUEST will not issue, sell or grant any warrant, option, phantom stock option, stock appreciation right or commitment of any kind for or related to or acquire for value any shares of its capital stock or otherwise effect any change in connection with its equity capitalization except as related to the outstanding stock options which have been granted related to the purchase of not more than 154,902 shares of AMQUEST Common.

   (c) Except as otherwise set forth in or contemplated by this Merger Agreement, AMQUEST will carry on its businesses in substantially the same manner as heretofore, keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its reasonable best efforts to maintain and preserve its business organization intact.

   (d) Neither AMQUEST nor any Subsidiary will (i) enter into any new line of business or incur or agree to incur any obligation or liability except liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business, except as may be directed by any regulatory agency; (ii) except as may be directed by any regulatory agency, change its or its Subsidiaries' lending, investment, liability management and other material banking policies in any material respect;
       (iii) except in the ordinary course of business and consistent with prior practice, grant any general or uniform increase in the rates of pay of employees; (iv) establish any new employee benefit plan or amend any existing plan (except as required by law) so as to increase by any significant amount the benefits payable thereunder; (v) sell any assets except in the ordinary course of business and in an aggregate amount not exceeding $50,000; (vi) incur or commit to any capital expenditures other than in the ordinary course of business (which will in no event include the establishment of new branches or any other facilities or any capital expenditures in excess of $100,000 for any individual project for any purpose); or (vii) merge into, consolidate with or permit any other corporation to be merged or consolidated with it or any Subsidiary or acquire outside of the ordinary course of business part of or all the assets or stock of any other corporation or person.

    (e) AMQUEST will not change its or its Subsidiaries' methods of accounting in effect at December 31, 1997, except as required by changes in generally accepted accounting principles as concurred in by Arthur Andersen, L.L.P. or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of AMQUEST's Federal income tax returns for the taxable years ending December 31, 1996 and 1997, except as required by changes in law or regulation.

    (f) To the extent permitted by law, AMQUEST will afford BANCFIRST, its officers and other authorized representatives, such access to all books, records, bank examination reports, tax returns, leases, contracts and documents of AMQUEST and its Subsidiaries and will furnish to BANCFIRST such information with respect to the assets and business of AMQUEST and its Subsidiaries as BANCFIRST may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

    (g) AMQUEST will promptly advise BANCFIRST in writing of all material corporate actions taken by the directors and shareholders of AMQUEST, furnish BANCFIRST with copies of all monthly and other interim financial statements of AMQUEST as they become available, and keep BANCFIRST fully informed concerning all trends and developments which in the opinion of AMQUEST may have a AMQUEST Material Adverse Effect.

    (h) AMQUEST will notify BANCFIRST prior to the origination of any new loan or an advance on an existing loan of $1,000,000 or greater.

16. Action by BANCFIRST Pending Effective Time.  BANCFIRST agrees that from the
    ------------------------------------------
    date of this Agreement until the earlier of the Effective Time, or the time that this Merger Agreement is terminated, except as stated in BANCFIRST's Disclosure Letter or except with prior written permission of AMQUEST, which, in any case covered by Section 16(d) hereof shall not be unreasonably withheld:

    (a) BANCFIRST will not adopt or implement any amendment to its Certificate of Incorporation, except for the purpose of increasing authorized shares of BANCFIRST Common, or any plan of consolidation, merger or reorganization which would affect in any manner the terms and provisions of the shares of BANCFIRST Common or the rights of the holders of such shares or reclassify any of the BANCFIRST Common.

    (b) Except as otherwise set forth in or contemplated by this Merger Agreement, BANCFIRST will carry on its businesses in substantially the same manner as heretofore, keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its reasonable best efforts to maintain and preserve its business organization intact.

    (c) BANCFIRST will not change its methods of accounting in effect at December 31, 1997, except as required by changes in generally accepted accounting principles as concurred in with Coopers & Lybrand, L.L.P., , its independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of BANCFIRST for the taxable years ending December 31, 1996 and 1997, except as required by changes in law or regulation.

    (d) BANCFIRST will not, and will cause its subsidiaries not to, make or agree to make any acquisition, or take any other action, that adversely affects its ability to consummate the transactions contemplated by this Merger Agreement and will otherwise continue to conduct its business operations and will cause the operations of its subsidiaries to be conducted in a manner consistent with past operating practices. For purposes of this provision, it is understood and agreed that any acquisition, merger, consolidation or reorganization which involves the creation of not more than $3 million in intangible assets on the books of BANCFIRST or which involves the acquisition of not more than $100 million in total assets shall be deemed to be consistent with past operating practices.

    (e) To the extent permitted by law, BANCFIRST will afford AMQUEST, its officers and other authorized representatives, such access to all books, records, bank examination reports, tax returns, leases, contracts and documents of BANCFIRST and its Subsidiaries and will furnish to AMQUEST such information with respect to the assets and business of BANCFIRST and its Subsidiaries as AMQUEST may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

    (f) BANCFIRST will promptly advise AMQUEST in writing of all material corporate actions taken by the directors and shareholders of BANCFIRST, furnish AMQUEST with copies of all monthly and other interim financial statements of BANCFIRST as they become available, and keep AMQUEST fully informed concerning all trends and developments which in the opinion of BANCFIRST may have a BANCFIRST Material Adverse Effect.

17. Conditions to Obligations of BANCFIRST.  The obligations of BANCFIRST to
    --------------------------------------
    effect the Merger are subject, unless waived by BANCFIRST, to the satisfaction of the following conditions on or prior to the Effective Time:

    (a) There shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business or operating results of AMQUEST and its Subsidiaries, taken as a whole, from March 31, 1998 to the Effective Time that has had a AMQUEST Material Adverse Effect.

    (b) AMQUEST shall not have paid cash dividends from March 31, 1998 to the Effective Time except as permitted under this Merger Agreement.

    (c) All representations by AMQUEST contained in this Merger Agreement shall be true at, or as of, the Effective Time as though such representations were made at and as of said date, except for (i) changes contemplated by the Merger Agreement, (ii) representations as of a specified time other than the Effective Time, which shall be true at such specified time (provided, however, that the representation of AMQUEST contained in Section 14(e) shall be true in all material respects as applied to the Balance Sheet of AMQUEST included in the most recently available quarterly or annual report to AMQUEST shareholders and/or AMQUEST's most recent publicly filed report to the Board prior to the Effective Time and the allowance for possible loan losses included therein, as though each reference to "March 31, 1998" in such Section were a reference to the last day of the calendar quarter of such report or form), and (iii) inaccuracies or breaches which do not, individually or in the aggregate, have a AMQUEST Material Adverse Effect.

    (d) BANCFIRST shall have received the opinion of legal counsel for AMQUEST, dated as of the Effective Time, substantially to the effect set forth in Exhibit C hereto, together with a copy of the Certificate of Incorporation, as amended, of AMQUEST certified by the Secretary of State of Oklahoma and Certificates of Good Standing dated as of a date not more than 20 days prior to the Effective Time from the Secretary of State of the State of Oklahoma or the OCC, as appropriate, for each Bank.

    (e) AMQUEST shall have fulfilled and satisfied, in all material respects, all agreements and conditions required by this Merger Agreement to be fulfilled and satisfied by it at or prior to the Effective Time.

    (f) As of the close of the month immediately preceding the Effective Time, and at the Effective Time, AMQUEST will have a minimum stockholders' equity determined in accordance with generally accepted accounting principles as shown on the following table:

                August 31, 1998       $54,160,882
                September 30, 1998    $54,650,741
                October 31, 1998      $55,140,600
                November 30, 1998     $55,630,459

    The above amounts are exclusive of:

        (i) any increase in stockholders' equity as a result of exercise of stock options;

        (ii) additional compensation, if any, offered by BANCFIRST prior to closing to employees of AMQUEST in order to induce them to remain with BANCFIRST, subsequent to the Effective Time;

        (iii) any other expenses or adjustments otherwise mutually agreed by the parties, including expenses relating to premises;

        (iv) the change in unrealized gains or losses subsequent to March 31, 1998, with respect to available for sale securities or any realized gains on sales of securities. Realized losses on sales of securities shall be excluded for transactions approved by BANCFIRST;and

        (v) any loss not exceeding $150,000 incurred by AMQUEST in the sale of its Cache, Oklahoma, branch.

    In the event that the minimum stockholders' equity is below the specified amount on the respective date, the total number of BANCFIRST shares to be issued of 2,625,000 shall be reduced by an amount equal to the deficiency divided by $40, and the exchange ratio shall be adjusted accordingly.

    (g) The reserve for loan losses of AMQUEST shall be not less than .90% of gross loans.

    (h) The total number of shares of AMQUEST Common issued and outstanding (not including treasury shares held by AMQUEST), including the total number of shares of AMQUEST Common related to outstanding and unexercised options related to AMQUEST Common, shall not be more than 3,315,653 shares.

    (i) AMQUEST shall have furnished BANCFIRST certificates, signed on its behalf by its Chairman or President and its Secretary or an Assistant Secretary and dated as of the Effective Time, certifying as to the form of and adoption of resolutions of its Board and shareholders approving the Merger Agreement and the Merger, respectively, and to the effect that the conditions described in Paragraphs (a), (b), (c), (f), (g), and (h) of this Section 17 have been fully satisfied.

18. Conditions to Obligations of AMQUEST.  The obligations of AMQUEST to effect
    ------------------------------------
    the Merger are subject, unless waived by AMQUEST, to the satisfaction on or prior to the Effective Time of the following conditions:

    (a) There shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business, or operating results of BANCFIRST and its subsidiaries, taken as a whole, from March 31, 1998 to the Effective Time that has had a BANCFIRST Material Adverse Effect.

    (b) All representations by BANCFIRST contained in this Merger Agreement shall be true at, or as of, the Effective Time as though such representations were made at and as of said date, except for changes
         (i) contemplated by this Merger Agreement, (ii) representations as of a specified time other than the Effective Time, which shall be true in all material respects at such specified time (provided, however, that the representation of BANCFIRST contained in Section 13(e) shall be true in all material respects as applied to the Balance Sheet of BANCFIRST included in the most recently available quarterly or annual report to BANCFIRST's shareholders and/or BANCFIRST's most recently filed report to the SEC on Form 10-Q or Form 10-K prior to the Effective Time and the reserve for possible loan and lease losses included therein, as though each reference to "March 31, 1998" in such Section were a reference to the last day of the calendar quarter of such report or form), and (iii) inaccuracies or breaches which do not, individually or in the aggregate, have a BANCFIRST Material Adverse Effect.

    (c) AMQUEST shall have received the opinion of counsel for BANCFIRST, (i) on and dated the date on which the registration statement described in
         Section 10(d) of this Merger Agreement shall have become effective as described in Section 20(b) of this Merger Agreement substantially to the effect of paragraphs numbered 5, 6 and 7 of Exhibit D hereto and
                                                         ---------
         (ii) on and dated as of the Effective Time substantially to the effect set forth in Exhibit D hereto, together with a copy of the Certificate
                      ---------
         of Incorporation of BANCFIRST certified by the Secretary of State of the State of Oklahoma and, as AMQUEST shall reasonably require, Certificate of Good Standing of BANCFIRST dated as of a date not more than 20 days prior to the day of the Effective Time from the Secretary of State of the State of Oklahoma, and copies of the By-laws of BANCFIRST.

    (d) BANCFIRST shall have fulfilled and satisfied, in all material respects, all agreements and conditions required by this Merger Agreement to be fulfilled and satisfied by it at or prior to the Effective Time.

    (e) BANCFIRST shall have furnished AMQUEST a certificate, signed on its behalf by its Chairman, President, Senior Executive Vice President or an Executive Vice President and by its Secretary or Assistant Secretary and dated as of the Effective Time certifying as to the form of and adoption of the resolution of its Board and shareholders approving the Merger Agreement and the Merger, and to the effect that the conditions described in Paragraphs (a), (b), (d), and (e) of this Section 18 have been fully satisfied as to it.

    (f) As of the close of the most recent calendar quarter (or if the Effective Time shall occur within 20 days following the close of a calendar quarter, then as of the close of the next preceding calendar quarter) cumulative earnings per share of BANCFIRST Common reported by BANCFIRST for calendar quarters beginning with the second quarter of 1998 through the most recent calendar quarter as defined above, shall be greater than or equal to the amount calculated by multiplying (x) $.62 by (y) the number of full calendar quarters which have passed since March 31, 1998 and for which earnings per share of BANCFIRST Common have been reported as of such date, times
         (z) 0.9. As used in this Section, "reported" means reported on BANCFIRST's quarterly financial statements prepared in accordance with generally accepted accounting principles applied on a basis consistent with BANCFIRST's financial statements for the year ended December 31, 1997, as included in BANCFIRST's report to the SEC on Form 10-K.

19. Conditions to Obligations of All Parties.  In addition to the provisions of
    ----------------------------------------
    Sections 17 and 18 hereof, the obligations of BANCFIRST and AMQUEST to effect the Merger shall be subject to the satisfaction of the following conditions on or prior to the Effective Time:

    (a) The parties hereto shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by this Merger Agreement and each of such approvals shall remain in full force and effect at the Effective Time. BANCFIRST shall notify AMQUEST promptly upon receipt of all necessary governmental approvals. At the Effective Time, (i) no party hereto shall be subject to any order, decree or injunction of a court or governmental agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; and (ii) no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

    (b) The registration statement required to be filed by BANCFIRST pursuant to Section 10(d) of this Merger Agreement shall have become effective by an order of the SEC, the shares of BANCFIRST Common to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, and there shall have been no stop order issued and in effect or threatened by the SEC that suspends or would suspend the effectiveness of the registration statement, and no proceeding by the SEC shall have been commenced, pending or overtly threatened for such purpose and the BANCFIRST Common to be issued in the Merger will be authorized for trading.

    (c) This Merger Agreement shall have been duly approved and adopted by the requisite affirmative vote of the shareholders of AMQUEST and BANCFIRST.

    (d) Crowe and Dunlevy shall have issued its written opinion, dated as of the date of the Effective Time, satisfactory to AMQUEST and BANCFIRST, respectively, substantially to the effect set forth in clauses (a) through (e) of Section 12 of this Merger Agreement and there shall exist as of, at or immediately prior to the Effective Time, no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated hereunder.

     (e) The aggregate of (i) the fractional share interests of BANCFIRST Common to be paid in cash pursuant to Section 7(c), and (ii) the shares of BANCFIRST Common to which holders of AMQUEST Common would have been entitled as of the Effective Time but who, as of the Effective Time, have taken steps to perfect their rights as dissenting shareholders pursuant to the provisions of applicable law, shall not be more than 10% of the maximum aggregate number of shares of BANCFIRST Common which could be issued as a result of the Merger, provided, however, that "tainted" shares held as treasury stock by AMQUEST shall be regarded as dissenting shares for purposes of such computation.

     (f) The registration statement filed by BANCFIRST with the SEC registering the shares of BANCFIRST Common reserved for issuance pursuant to the exercise of options on BANCFIRST Common pursuant to the AMQUEST Options shall have become effective pursuant to rules and regulations of the SEC and shall have been qualified or exempted under all applicable state securities laws, and there shall have been no stop order issued and in effect or threatened by the SEC that suspends or would suspend the effectiveness of such registration and no proceeding by the SEC shall have been commenced, pending or overtly threatened for such purpose.

     (g) The Merger shall qualify as a pooling of interests in accordance with APB 16 and all rules, regulations and policies of the SEC.

20.  Indemnification.
     ---------------

     (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether formal or informal and whether civil, administrative or criminal, including, without limitation, any such claim, action, suit, proceeding or investigation pursuant to which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of AMQUEST or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party or a witness, based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Merger Agreement or any of the transactions contemplated hereby (a "Merger Related Event"), whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond to such claim, action, suit, proceedings or investigation. With respect to any Merger Related Event, and conditioned upon the Merger becoming effective, BANCFIRST shall indemnify, defend and hold harmless, as and to the fullest extent permitted by applicable law, each Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments and fines, and amounts paid in settlement, in connection with any such threatened or actual claim, action, suit, proceedings or investigation; provided, however, that BANCFIRST shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). In the event of any such threatened or actual claim, action, suit, proceedings or investigation (whether asserted or arising before or after the Effective Time), (i) BANCFIRST shall pay expenses (including attorney's fees and expenses) in advance of the final disposition of any claim, suit, proceedings or investigation to each Indemnified Party to the fullest extent permitted by applicable law, and (ii) BANCFIRST shall use its reasonable best efforts to vigorously defend any such matter; provided, however, that BANCFIRST's obligations as herein set forth shall not apply to any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement by any Indemnified Party involving the fraud, bad faith and/or reckless disregard of such Indemnified Party or related to any threatened or actual claim, action, suit, proceedings or investigation brought by BANCFIRST against any Indemnified Party. Any Indemnified Party wishing to claim indemnification and defense under this Section 20(a) shall, upon the earlier to occur of (A) receiving actual notice of any such claim, action, suit, proceeding or investigation, (B) otherwise learning of such claim, action, suit, proceeding or investigation or
          (C) receiving other information which would give a reasonably prudent person reason to believe that such a claim, action, suit, proceeding or investigation had or might be brought, notify BANCFIRST thereof as soon as reasonably practicable thereafter. BANCFIRST's obligations pursuant to this Section 20(a) are conditioned upon (A) BANCFIRST being given the right to control and direct the investigation, defense and/or settlement of each such matter; provided, however, that BANCFIRST will endeavor to consult with the Indemnified Party and to take the views of such Indemnified Party into consideration in effecting any settlement and BANCFIRST will not enter into any such settlement without the consent of the

          Indemnified Party (which consent shall not be unreasonably withheld) unless the settlement results in the complete release of the Indemnified Party from any further liability with respect to the Merger Related Event aspects of any such claim, (B) the Indemnified Party having reasonably cooperated with BANCFIRST in connection therewith, and (C) the BANCFIRST being given prompt written notice of any such claim, action, suit, proceeding or investigation; provided, however, that the failure to so notify shall not affect the obligations of BANCFIRST unless BANCFIRST is prejudiced thereby.

     (b) To the extent not prohibited by applicable law, BANCFIRST shall insure that all rights to indemnification and defense and all limitations of liability existing in favor of the Indemnified Parties as provided in AMQUEST's Certificate of Incorporation and By-laws or similar governing documents of any of its Subsidiaries or indemnification agreements, as in effect as of December 31, 1997, or as otherwise provided for or allowed under applicable law as in effect as of the date hereof or as such law is amended at a time prior to the Effective Time, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

     (c) In connection with any obligation of BANCFIRST to indemnify any Indemnified Party pursuant to Section 20(a) or (b), any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth in Section 20(a), above, or under Oklahoma law and the Certificate of Incorporation or By-Laws of AMQUEST shall be made by independent counsel (which shall not be counsel that provides material services to BANCFIRST) selected by BANCFIRST and reasonably acceptable to the Indemnified Party; and provided, further, that, in making such determination, BANCFIRST shall have the burden to demonstrate that the Indemnified Party's conduct failed to comply with such standard.

     (d) From and after the Effective Time, persons who, immediately prior to the Effective Time, served as the directors, officers and employees of AMQUEST and its Subsidiaries, who, following the Effective Time, continue as directors, officers and/or employees of the Surviving Corporation or one of its subsidiaries, shall have indemnification and defense rights having prospective application only, except, however, for the indemnification and defense rights set forth in paragraphs (a), (b) and (c) of this Section 20. These prospective indemnification and defense rights shall consist of (i) such rights to which directors, officers and employees are entitled under the provisions of the Certificate of Incorporation, By-laws or similar governing documents of the Surviving Corporation and its subsidiaries, as applicable, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect from time to time after the Effective Time and (ii) those indemnification and defense rights set forth in agreements, if any, between BANCFIRST and the directors and executive officers of the Surviving Corporation and its Subsidiaries. Such agreements, if any, which shall be executed as soon as practicable following the Effective Time, shall provide certain indemnification and defense rights that are comparable to those provided to directors, officers and employees of BANCFIRST and its subsidiaries generally, but which rights may be greater or lesser than the indemnification and defense rights available in clause (i) above.

     (e)  The obligations of BANCFIRST provided under paragraphs (a), (b) and
          (c) of this Section 20 are intended to benefit, and be enforceable against BANCFIRST directly by the Indemnified Parties, and shall be binding on all respective successors and permitted assigns of BANCFIRST.

     (f) In the event BANCFIRST or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of BANCFIRST as the case may be, assume the obligations set forth in this
          Section 20.

     (g) The provisions of this Section 20 are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. BANCFIRST shall pay all reasonable costs, including attorneys fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 20. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law.

21.  Non-Survival of Representations and Warranties. The respective
     ----------------------------------------------
     representations and warranties of AMQUEST and BANCFIRST contained in this Merger Agreement shall not survive the Effective Time.

22.  Governing Law.  This Merger Agreement shall be construed and interpreted
     -------------
     according to the applicable laws of the State of Oklahoma.

23.  Assignment.  This Merger Agreement and all of the provisions hereof shall
     ----------
     be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Merger Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

24.  Satisfaction of Conditions; Termination.
     ---------------------------------------

     (a) BANCFIRST agrees to use its reasonable best efforts to obtain satisfaction of the conditions of this Merger Agreement insofar as they relate to BANCFIRST, and AMQUEST agrees to use its reasonable best efforts, subject to the fiduciary duties of the Board of Directors of AMQUEST, to obtain the satisfaction of the conditions of this Merger Agreement insofar as they relate to AMQUEST, in each case, as soon as possible.

     (b) This Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of BANCFIRST or by AMQUEST's shareholders, upon the occurrence of any of the following by written notice from BANCFIRST to AMQUEST (authorized by the Board of Directors or executive officers of BANCFIRST), or by written notice from AMQUEST to BANCFIRST (authorized by the Board of Directors of AMQUEST), as the case may be:

          (i) If any material condition to the obligations of BANCFIRST set forth in Section 17 or 19 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by BANCFIRST or if any material condition to the obligations of AMQUEST as set forth in Section 18 or 19 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by AMQUEST. Each party's right to terminate under this Section 24 (b)(i) shall relate only to conditions to that party's obligations;

          (ii) In the event of a material breach by the other of any representation, warranty, condition or agreement contained in this Merger Agreement that is not cured within 30 days of the time that written notice of such breach is received by such other party from the party giving notice; or

          (iii) If the Merger shall not have been consummated on or before November 30, 1998.

     (c) In the event that BANCFIRST's investigation and review of AMQUEST discloses matters which BANCFIRST in good faith believes to be either
          (i) inconsistent in any material respect with any of the representations and warranties of AMQUEST contained in this Merger Agreement or (ii), in the reasonable judgment of the Board of Directors of BANCFIRST, to be either (x) of such significance as to materially and adversely affect the financial condition or the results of operations of AMQUEST and its Subsidiaries on a consolidated basis or (y) deviate materially and adversely from AMQUEST's financial statements for the three months ended March 31, 1998, BANCFIRST may elect to terminate this Merger Agreement by giving written notice of termination to AMQUEST within twenty days following the date of this Merger Agreement.

     (d) In the event that AMQUEST's investigation and review of BANCFIRST discloses matters which AMQUEST in good faith believes to be either
          (i) inconsistent in any material respect with any of the representations and warranties of BANCFIRST contained in this Merger Agreement or (ii), in the reasonable judgment of the Board of Directors of AMQUEST, to be either (x) of such significance as to materially and adversely affect the financial condition or the results of operations of BANCFIRST and its Subsidiaries on a consolidated basis or (y) deviate materially and adversely from BANCFIRST's financial statements for the three months ended March 31, 1998, AMQUEST may elect to terminate this Merger Agreement by giving written notice of termination to BANCFIRST within twenty days following the date of this Merger Agreement.

     (e) This Merger Agreement may be terminated and abandoned (whether before or after approval of the Merger by the shareholders of BANCFIRST or by AMQUEST's shareholders) by mutual written consent of AMQUEST and BANCFIRST authorized by the respective Boards of Directors of AMQUEST and BANCFIRST.

     (f) AMQUEST shall have the right to terminate this Merger Agreement in the event that the shareholders' equity of AMQUEST as specified in Section 17(f) as of the end of the month immediately preceding the Effective Time is lower than the specified shareholders' equity figure for such date by an amount in excess of 10% of such figure.

     (g) In the event of termination of this Merger Agreement (i) caused otherwise than by a willful breach of this Merger Agreement by any of the parties hereto or (ii) pursuant to Section 24(c), Section 24(d), or Section 24(e), (A) this Merger Agreement shall cease and terminate, the acquisition of AMQUEST as provided herein shall not be consummated, and neither BANCFIRST, nor AMQUEST shall have any liability to any other party under this Merger Agreement of any nature whatever, except for BANCFIRST's obligations related to the printing of the proxy solicitation materials, including any liability for damages, and (B) BANCFIRST and AMQUEST each shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Merger Agreement, the respective shareholders' meetings and actions of the parties and all other acts incidental to, contemplated by or in pursuance of the transactions contemplated by this Merger Agreement, including fees and expenses of their respective counsel, accountants and other experts and advisors. The duties of the parties with respect to confidential information as set forth in Section 10(f) shall survive any termination of this Merger Agreement.

     (h) If termination of this Merger Agreement shall be judicially determined to have been caused by willful breach of this Merger Agreement, then, in addition to other remedies at law or equity for breach of this Merger Agreement, the party so found to have willfully breached this Merger Agreement shall indemnify the other parties for their respective costs, fees and expenses of their counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Merger Agreement and related documentation and their shareholders' meetings and consents.

25.  Expenses.  Except as provide in Section 24, each party hereto will bear all
     --------
     its own costs, charges and expenses in connection with the negotiation and preparation of, and transactions contemplated by, this Agreement, including, but not limited to, fees of their respective attorneys, investment advisers and accountants. With respect to AMQUEST all such fees and costs shall be paid in full or accrued as a liability on AMQUEST's books not later than the end of the month immediately preceding the Effective Time.

26.  Waivers; Amendments.  Any of the provisions of this Merger Agreement may be
     -------------------
     waived in writing at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, provided, however, such waiver, if material to AMQUEST or its shareholders, may be made only following due authorization by the Board of Directors of AMQUEST. This Merger Agreement may be amended or modified in whole or in part by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Merger Agreement and which makes reference to this Merger Agreement; provided, however, such amendment or modification may be made only following due authorization by the respective Boards of Directors of AMQUEST and BANCFIRST; provided, further, however, that after a favorable vote by the shareholders of AMQUEST any such action shall be taken by AMQUEST only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under this Merger Agreement for the shareholders of AMQUEST, and will not require resolicitation of any proxies from such shareholders.

27.  Entire Agreement.  Subject to the exceptions noted in the next following
     ----------------
     sentence, this Merger Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by AMQUEST and BANCFIRST or by any officer or officers of such parties relating to the acquisition of the business or the capital stock of AMQUEST and/or its Subsidiaries by BANCFIRST. Except for the BANCFIRST Disclosure Letter and any attachments thereto, the AMQUEST Disclosure Letter and any attachments thereto, and the Confidentiality Agreement, this Merger Agreement and the exhibits hereto constitute the entire agreement by the parties, and there are no agreements or commitments except as set forth herein and therein.

28.  Captions; Counterparts.  The captions in this Merger Agreement are for
     ----------------------
     convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Merger Agreement. This Merger Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

29.  Notices.  All notices and other communications hereunder may be made by
     -------
     mail, hand-delivery or by courier service. If notices and other communications are made by nationally recognized overnight courier service for overnight delivery, such notice shall be deemed to have been given one business day after being forwarded to such a nationally recognized overnight courier service for overnight delivery. All notices and other communications hereunder given to any party shall be communicated to the remaining party to this Merger Agreement by mail or by hand-delivery in the same manner as herein provided.

(a)  If to BANCFIRST, to:     BancFirst Corporation
                              P.O. Box 26788
                              Oklahoma City, Oklahoma 73126
                              Attn:  David Rainbolt
                              Phone:  (405) 270-1010
                              Fax:  (405) 270-1089

     With a copy to:          Craig Ledgerwood & Bauman
                              401 West Main St., Suite 400
                              Norman, Oklahoma 73069
                              Attn:  Marion C. Bauman
                              Phone:  (405) 329-1001
                              Fax:  (405) 329-5520


(b)  If to AMQUEST, to:       AmQuest Financial Corp.
                              P.O. Box 2139
                              Duncan, OK 73534
                              Attn:  John Hugon
                              Phone:  (580) 255-4100
                              Fax:  (580) 255-5610

     With a copy to:          Crowe and Dunlevy
                              1800 Mid America Tower
                              Oklahoma City, OK 73102
                              Attn:  Michael M. Stewart
                              Phone:  (405) 235-7747
                              Fax:  (405) 272-5238

IN WITNESS WHEREOF, this Merger Agreement has been executed the day and year first above written.


                                    BANCFIRST CORPORATION
ATTEST:

/s/ Sam D. Ott                      By:  /s/ David E. Rainbolt
------------------------------           ---------------------------------------
Secretary                                President


                                    AMQUEST FINANCIAL CORP.
ATTEST:

/s/ Pennye Morales                  By:  /s/ John Hugon
------------------------------           ---------------------------------------
Secretary                                Vice Chairman

                                                                      APPENDIX B

                 [LETTERHEAD OF HOWE BARNES INVESTMENTS, INC.]


                                        135 South LaSalle Street
                                        Chicago, Illinois 60603
                                        312-655-3000



                                  May 6, 1998



Board of Directors
AmQuest Financial Corp.
101 North 14th Street
Duncan, Oklahoma 73533

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of AmQuest Financial Corp. ("AmQuest") of the consideration (the "Consideration") to be paid for the exchange of common shares in the merger (the "Merger") of AmQuest with BancFirst Corporation ("BancFirst"), pursuant to the Agreement, dated May 6, 1998, between AmQuest and BancFirst (the "Merger Agreement").

Pursuant to the Merger Agreement, AmQuest will merge into BancFirst and AmQuest as a separate corporate entity will cease. Each share of AmQuest common stock outstanding immediately prior to the effective time of the Merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for .7917 shares of BancFirst common stock. The aggregate number of BancFirst Shares to be exchanged as part of the merger is 2,625,000. The terms of the Merger are more fully set forth in the Merger Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1. Participated in discussions with representatives of AmQuest concerning AmQuest's financial condition, businesses, assets, earnings, prospects, and such senior management's views as to the future financial performance;

2. Reviewed the terms of the Merger Agreement;

3. Reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of AmQuest and BancFirst, including those included in their respective Annual Reports or Form 10-K for the past three years and the respective Quarterly Reports

Board of Directors
AmQuest Financial Corp.
Page 2

--------------------------------------------------------------------------------

   or Form 10-Q for the periods ended September 30, 1997, June 30, 1997, and March 31, 1997 as well as other internally generated reports relating to asset/liability management, asset quality, and so forth;

4. Reviewed certain financial forecasts and projections of AmQuest prepared by its management and reviewed publicly available information, earnings estimates, and research reports available for BancFirst.

5. Discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of BancFirst with certain members of management;

6. Reviewed reported market prices and historical trading activity of BancFirst common stock;

7. Reviewed certain aspects of the financial performance of AmQuest and BancFirst and compared such financial performance of AmQuest and BancFirst, together with stock market data relating to BancFirst common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and

8. Reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by AmQuest, BancFirst, their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of AmQuest and BancFirst at December 31, 1997 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of AmQuest or BancFirst, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of AmQuest or BancFirst, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Howe Barnes Investments, Inc. ("HBI"), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion we

Board of Directors
AmQuest Financial Corp.
Page 3

--------------------------------------------------------------------------------


have acted on behalf of the Board of Directors of AmQuest and will receive a fee for our services.

We are not expressing any opinion herein as to the prices at which shares of BancFirst Common Stock issued in the Merger may trade if and when they are issued or at any future time. Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Consideration to the holders of AmQuest Common Stock and does not address AmQuest's underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of AmQuest, and our opinion does not constitute a recommendation to any holder of AmQuest Common Stock as to how such holder should vote with respect to the Merger Agreement at any meeting of holders of AmQuest Common Stock.

Subject to the foregoing and based on our experiences as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Consideration is fair, from a financial point of view, to the holders of AmQuest common stock.

                                        Sincerely,

                                        HOWE BARNES INVESTMENTS, Inc.



                                        /s/ Paul A. O'Connor
                                        ----------------------------------------
                                        Paul A. O'Connor, First Vice President

                                                                      APPENDIX C


             SECTION 1091 OF THE OKLAHOMA GENERAL CORPORATION ACT


1091.     APPRAISAL RIGHTS

     A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of his shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

     B.   1.   Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Sections 1081, 1082, 1086, 1087, or 1091.1 of this title or Section 12 of this act./1/

     2.   a.   No appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

               (1)  listed on a national securities exchange; or
               (2)  held of record by more than two thousand shareholders.

          b. In addition, no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of section 1081 of this title.


--------------------
     /1/ Section 1090.2 of this title.

     3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Sections 1081, 1082, 1086, or 1087 of this title to accept for such stock anything except:

     a. shares of stock of the corporation surviving or resulting from such merger or consolidation; or

     b. shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more that two thousand shareholders; or

     c. cash in lieu of fractional shares of the corporations described in subparagraphs a and b of this paragraph; or

     d. any combination of the shares of stock and cash in lieu of the fractional shares described in subparagraphs a, b and c of this paragraph.

     4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title in not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

     C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

     D.   Appraisals rights shall be perfected as follows:

     1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to such appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

     2. If the merger or consolidation was approved pursuant to the provisions of Section 1073 or 1083 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within ten
(10) days thereafter, shall notify each of the shareholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the shareholder at the address of the shareholder as it appears on the records of the corporation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the shares of the shareholder. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the shares of the shareholder.

     E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders. Provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty
(120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsection A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the shareholder within (10) days after the shareholder's written request for such a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

     F. Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after such service, shall file in the office of the court clerk of the district court in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation.
If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one
(1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

     G. At the hearing on such petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the court may dismiss the proceedings as to such shareholder.

     H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears of the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if such is required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

     I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be so made to each such shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court's decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any other state.

     J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     K. From and after the effective date of the merger or consolidation, no shareholder who has demanded the appraisal rights of the shareholder as provided for in subsection D of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if such shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of such shareholder to an appraisal shall cease. Provided, however, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

     L. The shares of the surviving or resulting corporation into which the shares of such objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Amended by Laws 1987, c. 146, (S)7, operative Nov. 1, 1987; Laws 1988, c. 323,
(S)19, eff. Nov. 1, 1988; Laws 1990, c. 328, (S)6, eff. Sept. 1, 1990.

                             BANCFIRST CORPORATION
                       REGISTRATION STATEMENT ON FORM S-4

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS



ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 1006(B)(7) of the General Corporation Act of the State of Oklahoma (the "OGCA") authorizes a corporation in its certificate of incorporation to eliminate or limit the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for violations of a director's fiduciary duty of care, including acts constituting gross negligence. Such a provision would have no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty to the corporation or its shareholders, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an illegal stock repurchase, or executing any transaction from which the director obtained an improper personal benefit.

     Section 1031 of the OGCA empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit. Further, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein.

     An indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the OGCA. The indemnification provided by the OGCA shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the OGCA shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

THE REGISTRANT'S CHARTER AND BYLAW PROVISIONS

     The Registrant's Amended and Restated Certificate of Incorporation (i) limits its directors' liability for monetary damages to the Registrant and its shareholders for breach of fiduciary duty except under the circumstances outlined in Section 1006(B)(7) of the OGCA as described above, (ii) provides for elimination or limitation of liability to the fullest extent permitted should the OGCA be amended to authorize corporation action further eliminating or limiting the personal liability of directors and (iii) provides for indemnification to the fullest extent permitted by Section 1031 of the OGCA.

OTHER ARRANGEMENTS

     The Registrant maintains a directors' and officers' liability insurance policy insuring its directors and officers against certain liabilities and expenses incurred by them in their capacities as such and insuring the Registrant, under certain circumstances, in the event that indemnification payments are made by the Registrant to such directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


Exhibit
Number                           Name of Exhibit
------                           ---------------

  2.1 Merger Agreement, dated as of May 6, 1998, between AmQuest Financial Corp. ("AmQuest") and BancFirst Corporation ("BancFirst") (filed as
          Exhibit 2.2 to BancFirst's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1998 and incorporated herein by reference).

* 2.2     Letter Agreement, dated as of August 5, 1998, between AmQuest and
          BancFirst.

* 2.3     Letter Agreement, dated as of August 7, 1998, between AmQuest and
          BancFirst.

  3.1 Amended and Restated Certificate of Incorporation of BancFirst (filed as Exhibit 1 to BancFirst's 8-A/A filed July 23, 1998 and incorporated herein by reference).

  3.3 Amended By-Laws (filed as Exhibit 3.2 to BancFirst's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

  4.1 Form of BancFirst Common Stock Certificate (filed as Exhibit 4.1 to BancFirst's Registration Statement on Form S-4, File No. 33-72006, and incorporated herein by reference).

* 5.1 Opinion of Day, Edwards, Federman, Propester & Christensen, P.C. as to the legality of the BancFirst Common Stock.

* 8.1 Opinion of Crowe & Dunlevy, a Professional Corporation, as to certain federal income tax matters.

 10.1 Merger Agreement dated as of May 6, 1998, between AmQuest and BancFirst (included herein as Exhibit 2.1).

*10.2     Shelf Registration Agreement.

 10.3 United Community Corporation (now BancFirst Corporation) Stock Option Plan (filed as Exhibit 10.09 to the BancFirst's Registration Statement on Form S-4 for the fiscal year ended December 31, 1992 and incorporated herein by reference).

 10.4     BancFirst Employee Stock Ownership and Thrift Plan (filed as Exhibit
          10.12 to the BancFirst's Annual Report on Form 10K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

 21.1     Subsidiaries of BancFirst.

*23.1     Consent of PricewaterhouseCoopers, LLP.

Exhibit
Number                           Name of Exhibit
------                           ---------------

*23.2     Consent of Arthur Andersen, LLP.

*23.3 Consent of Day Edwards Federman Propester & Christensen, P.C. (included in Exhibit 5.1).

*23.4     Consent of Crowe & Dunlevy, a Professional Corporation (included in
          Exhibit 8.1).

*99.1     Consent of Persons About to Become Directors.

 99.2 Opinion of Howe Barnes Investments, Inc. (included as Appendix C to the Proxy Statement/Prospectus).

 99.3     President's Letter to Stockholders of BancFirst.

 99.4     Notice of Special Meeting of Stockholders of BancFirst.

*99.5     Chairman's Letter to Stockholders of AmQuest.

*99.6     Notice of Special Meeting of Stockholders of AmQuest.

*99.7     Form of Proxy for the Special Meeting of Stockholders of BancFirst.

*99.8     Form of Proxy for the Special Meeting of Stockholders of AmQuest.


     ___________________
     *    Filed herewith.

ITEM 22.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the

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

               securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for the purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) That, every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 20 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, BancFirst Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, and State of Oklahoma, on the 10th day of August, 1998.



                                  BANCFIRST CORPORATION


                                  By: /s/  David E. Rainbolt
                                      ------------------------------------------
                                           David E. Rainbolt
                                           President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             NAME                      TITLE                          DATE
             ----                      -----                          ----

/s/ H. E. Rainbolt             Chairman of the Board             August 10, 1998
----------------------------   (Principal Executive Officer)
H. E. Rainbolt

/s/ David E. Rainbolt          President, Chief Executive        August 10, 1998
----------------------------   Officer and Director
David E. Rainbolt              (Principal Executive Officer)

/s/ Joe T. Shockley, Jr.       Executive Vice President, Chief   August 10, 1998
----------------------------   Financial Officer and Director
Joe T. Shockley, Jr.           (Principal Financial Officer)

/s/ J. Ralph McCalmont         Vice Chairman of the Board        August 10, 1998
----------------------------   (Principal Executive Officer)
J. Ralph McCalmont

/s/ Robert A. Gregory          Vice Chairman of the Board        August 10, 1998
----------------------------   (Principal Executive Officer)
Robert A. Gregory

/s/ K. Gordon Greer            Vice Chairman of the Board        August 10, 1998
----------------------------   (Principal Executive Officer)
K. Gordon Greer

/s/ J. R. Hutchens, Jr.        Director                          August 10, 1998
----------------------------
J. R. Hutchens, Jr.

             NAME                         TITLE                       DATE
             ----                         -----                       ----

/s/ Jim Daniel                    Director                       August 10, 1998
-------------------------------
Jim Daniel

/s/ Randy P. Foraker              Senior Vice President,         August 10, 1998
-------------------------------   Controller and
Randy P. Foraker                  Secretary/Treasurer
                                  (Principal Accounting Officer)


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